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INDEX TO FINANCIAL STATEMENTS SELECT ENERGY SERVICES, INC.

As confidentially submitted to the Securities and Exchange Commission on January 12, 2018

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 1
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Select Energy Services, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1389 (Primary Standard Industrial Classification Code Number)	81-4561945 (IRS Employer Identification No.)

515 Post Oak Boulevard, Suite 200
Houston, Texas 77027
(713) 235-9500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Adam R. Law
515 Post Oak Boulevard, Suite 200
Houston, Texas 77027
(713) 235-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman
Alan Beck
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, Texas 77002
(713) 758-2222

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Class A common stock, par value $0.01 per share	6,731,839	$	$	$

(1)
Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act"), this registration statement shall be deemed to cover any additional shares of Class A common stock that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sale price of the registrant's Class A common stock on January       2018, as reported on the New York Stock Exchange.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 12, 2018

PRELIMINARY PROSPECTUS

6,731,839 Shares

Select Energy Services, Inc.

CLASS A COMMON STOCK

        The selling stockholders named in this prospectus may offer 6,731,839 shares of our Class A common stock, which the selling stockholders acquired in the Rockwater Merger (as defined below). All of these shares of Class A common stock are being sold by the selling stockholders named in this prospectus, or their respective transferees, pledgees, donees or successors-in-interest. The selling stockholders will receive all proceeds from the sale of the shares of our Class A common stock being offered in this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

        We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. Please see "Risk Factors" and "Summary—Emerging Growth Company Status."

        Our Class A common stock trades on the New York Stock Exchange (the "NYSE") under the symbol "WTTR." The shares of Class A common stock offered hereby have already been approved for listing on the NYSE. The last reported sales price of our Class A common stock on                     , 2018 was $            per share. You are urged to obtain current market quotations for our Class A common stock.

        We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments carefully before you make your investment decision.

        Investing in our Class A common stock involves risks. Please see "Risk Factors" beginning on page 14 of this prospectus.

        The selling stockholders may sell the shares of Class A common stock being offered by them from time to time on the NYSE, in market transactions, in negotiated transactions or otherwise, and at prices and terms that will be determined by the then prevailing market price for the shares of Class A common stock or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. For additional information of the methods of sale, you should refer to the section entitled "Plan of Distribution" beginning on page 146 of this prospectus.

        Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                                    , 2018.

        You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on behalf of us or to which we have referred you. Neither we nor the selling stockholders have authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

        We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

MARKET DATA

        Market data used in this prospectus has been obtained from publicly available information and publications as well as our good faith estimates.

i

 SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Before deciding to invest in our Class A common stock, you should carefully read the entire prospectus and the documents incorporated by reference herein, including in particular, "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes included elsewhere in this prospectus. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus.

        In this prospectus, unless the context otherwise requires, references to the "Company," "we," "our," "us" or similar terms refer (1) prior to the consummation of the corporate reorganization transactions described below under "—Organization—144A Offering Reorganization" to Select Energy Services, LLC ("Select LLC") and SES Holdings, LLC ("SES Holdings") and their consolidated subsidiaries, (2) after the transactions described under "—Organization—144A Offering Reorganization" and prior to the consummation of the transactions described in "—Organization—Rockwater Merger Reorganization," to Select Energy Services, Inc. ("Select Inc.") and its consolidated subsidiaries and (3) after the transactions described in "—Organization—Rockwater Merger Reorganization," to Select Inc. and its consolidated subsidiaries, including those subsidiaries acquired in the Rockwater Merger. Additionally, prior to the consummation of the transactions described in "—Organization—Rockwater Merger Reorganization,""Rockwater" refers to Rockwater Energy Solutions, Inc. and its consolidated subsidiaries and "Rockwater LLC" refers to Rockwater Energy Solutions, LLC and its consolidated subsidiaries. Following the consummation of the transactions described in "—Organization—Rockwater Merger Reorganization," "Rockwater" refers to Select Energy Solutions (RW), Inc. and its consolidated subsidiaries and "Rockwater LLC" refers to Rockwater Energy Solutions, LLC and its consolidated subsidiaries.

 Company Overview

        We are a leading provider of total water management and chemical solutions to the unconventional oil and gas industry in the United States and Western Canada. Within the major shale plays in the United States, we believe we are a market leader in sourcing and transfer of water (both by permanent pipeline and temporary hose) prior to its use in drilling and completion activities associated with hydraulic fracturing or "fracking," which we collectively refer to as "pre-frac water services." In most of our areas of operations, we provide complementary water-related services that support oil and gas well completion and production activities including containment, monitoring, treatment, flowback and well testing, hauling and water recycling and disposal. We also develop and manufacture a full suite of specialty chemicals used in well completions and production chemicals used to enhance performance over the life of a well. Our services are necessary to establish and maintain production of oil and gas over the productive life of a well. Water and related services are increasingly important as oil and gas exploration and production ("E&P") companies have increased the complexity and completion intensity of horizontal wells (including the use of longer horizontal wellbore laterals, tighter spacing of frac stages in the laterals and increased water, proppant and chemical use per foot of lateral) in order to improve production and recovery of hydrocarbons. We have historically generated a substantial majority of our revenues through providing total water solutions to our customers, and we believe we are the only company that provides total water solutions together with complementary chemical products and related expertise, which we believe gives us a unique competitive advantage in our industry.

        Water is essential to the development and completion of unconventional oil and gas wells, where producers rely on fracking to stimulate the production of oil and gas from dense subsurface rock formations. In support of new well development, we source, transfer, provide containment of and treat the water used by our customers in the well completion process. The fracking process involves the injection of significant amounts of water and proppants (typically sand) together with chemicals under high pressure, through a cased and cemented wellbore into targeted subsurface formations thousands of feet underground to fracture the surrounding rock. Our completion chemicals are blended with water to improve the fluids' ability to suspend and transport the proppant to targeted zones within the producing formation. The fractures created allow hydrocarbons to flow into the wellbore for extraction. Our team of chemists and research and development personnel work with customers to develop enhanced products as frac fluid systems and water technologies evolve. After the water is pumped into the well, it returns to the surface over time. Ten to fifty percent of the water returns as flowback during the first several weeks following the well completion process, and a large percentage of the remainder, as well as pre-existing water in the formation, returns to the surface as produced water over the life of the well. After the fracking process is completed, we provide a variety of services related to the initial phase of the flowback and production operations that complement the longer-term oil and gas production activities, including designing and executing chemical treatment programs to improve well productivity, extend the useful life of wells and reduce production costs.

        The diagram below illustrates the primary water solutions and oilfield chemicals services we provide during the completion cycle of a horizontal well:

        As the development of unconventional reservoirs has evolved, the water and chemical service needs of E&P companies have grown and diversified. Increasing completion intensity and the shift to multi-well pad drilling have significantly increased the demand for water and resulted in more complex logistical challenges in sourcing, transferring, containing, treating, and disposing of or reusing the water needed to drill and complete wells as well as to maintain production. Additionally, advancements in well chemistry have resulted in increased demand for service providers with technical expertise and the ability to provide tailored chemical solutions for individual customers. Seeking to maximize the efficiency of their completion techniques, E&P companies have found that substantially increasing the amount of water and proppant, and customizing the blend of completion chemicals, injected into the formation can dramatically increase production. Given our unique combination of comprehensive water management and chemistry capabilities, we believe we are well-positioned to benefit from these ongoing industry trends and to enable our customers to maximize oil and natural gas recovery, reduce costs and increase efficiencies while decreasing the environmental impacts of their resource development.

        Management estimates that the completion of a horizontal well in 2009 required an average of approximately 75,000 barrels of water or approximately 575 tank truck loads, while a current horizontal well completion can require in excess of 500,000 barrels per well or approximately 3,850 tank truck loads. These volumes are amplified in multi-well pad completions which can require in excess of 5 million barrels of water per pad, or the equivalent of 38,500 tank truck loads. Significant mechanical, logistical, environmental and safety issues related to the transfer and subsequent containment of such large volumes via tank truck have resulted in E&P companies shifting their operational focus away from traditional tank truck operators and small, local water service providers, to larger, regional and national players, like us, who have the expertise and scale to provide high quality, reliable and comprehensive water solution services.

        We believe our broad geographic footprint, comprehensive suite of water services, inventory of water sources and permanent and temporary pipeline infrastructure position us to be a leading provider of water solutions in all of the shale plays that we serve. We have well-established field operations in what we believe to be core areas of many of the most active shale plays in the United States and Canada, including the Permian Basin, SCOOP/STACK, Bakken, Eagle Ford, Marcellus, Uinta, Utica, Haynesville, Rockies (DJ Basin, Niobrara Shale and Powder River Basin), other Mid-Continent basins (Woodford, Barnett, Fayetteville, Granite Wash and Mississippian) and Western Canada. Our broad footprint enables us to service the majority of current domestic unconventional drilling and completions activity. We estimate that over 80% of all currently active U.S. onshore horizontal rigs are operating in our primary service areas and anticipate that the vast majority of rigs that will be deployed in the near-to medium-term will be situated in these areas. In particular, we have established a strong position in the Permian Basin, which is presently our largest operating region, and where we expect producers to invest significant capital as commodity prices continue to recover from recent lows.

        We seek to be a "one-stop" provider of total water management and chemical solutions for our customers in most of our areas of operations. We have the capability to provide all of the water services and many of the complementary chemicals our customers require in their drilling and completion activities (predominantly for fracking), including the sourcing, transferring, containing, testing and monitoring of water. We also offer various complementary water-related services that support oil and gas completion and production activities, including well testing, flowback, fluid hauling, pipeline gathering, treatment, recycling and disposal of water, and we also develop and manufacture a full suite of production chemicals used to enhance performance over the life of a well.

        Our Water Solutions segment's inventory of water sources is a key competitive advantage and enables us to offer our customers reliable access to the volume of water essential for fracking operations. Water sources are often difficult to locate, permit and reliably access, particularly in the quantities required for multi-well pad development programs. We have spent the past five or more years obtaining strategic water sources and have secured permits or long-term access rights to approximately 1.5 billion barrels of water annually from hundreds of sources, a number which varies over time, including large scale sources such as the Brazos, Missouri, Navasota, Ohio, Rio Grande, Sabine, San Antonio and Washita Rivers. In the Bakken, for example, we believe we have established a market leading position by securing three governmental permits which enable us to withdraw up to 100 million barrels of water annually from the Missouri River and Lake Sakakawea in North Dakota. Fresh water access cannot be easily replicated on Lake Sakakawea today as there are multiple environmental and regulatory conditions that must be met before an industrial water intake location can be built. New permits will also not be granted within 25 miles of an intake location associated with an existing permit. We have three of the five existing permits off Lake Sakakawea. In addition to surface water rights, groundwater resources are a key component of our extensive water portfolio. These sources have been secured or developed within our water solutions group and are designed with dedicated containment and transfer logistics to offer a complete water management solution. The first step in procuring a water source is identifying an area of interest based on anticipated drilling and completion activity as a result of lease activity, applications for permits and industry sources. After a specific water source is identified, we perform an assessment of the particular prospective source, including confirming availability, regulatory status, and any limitations on potential water rights. We use our AquaView® technology to quantify volumes and flow rates to verify current and potential water availability and volumes. After confirming the relevant ownership information, we begin negotiations with the applicable landowner or holder of the water rights. After finalizing the agreements and access rights, our team will obtain additional regulatory approvals, permits and right-of-ways as needed based on the regulatory authorities involved and individual circumstances. Going forward, we believe that our expertise and relationships in water sourcing will provide us with a competitive advantage in identifying and securing additional sources of water. Additionally, water is increasingly becoming sourced through the reuse of produced or flowback water from existing wells that has been subjected to various treatment or fresh water blending options. We have a dedicated team of individuals focused on developing water treatment and reuse services to our customers and although water reuse has been a relatively small percentage of our revenue to-date, we believe demands for our water reuse services will increase as water demands increase, regulatory restrictions increase, disposal options decrease, water treatment costs decline and operators reevaluate the reuse of treated flowback and produced water in their completion programs.

        We also manage the transfer of water from the source, between containments and ultimately to the wellsite for well completion. We have invested significant capital in temporary pipe, including approximately 1,400 miles of lay-flat hose, and other related assets. Our lay-flat hose provides a flexible water transfer solution and can be customized to fit a specific project. After the completion of a project, lay-flat hose can be quickly and cost-effectively removed and redeployed for a new project. These investments enable us to provide our customers with temporary water transfer systems that have substantially lower risk of leaks or spills compared to many alternative temporary piping options. We believe our expansive inventory of lay-flat hose, in combination with our customers' preference for this temporary water transfer method, positions us to be a market leader for this class of water transfer services. To support our water sourcing and transfer services, we have also made significant investments in strategic permanent pipelines that provide reliable and cost effective water delivery. Our most significant pipeline assets are located in the Bakken and allow us to take advantage of our water permits in that region. Our Bakken pipelines consist of two active underground pipeline systems, the Charlson and the Iverson systems, in McKenzie County, North Dakota that can currently deliver up to 62 million barrels of fresh water per year. We are in the process of developing a third underground pipeline to support Williams County and western Mountrail County in North Dakota that would allow us to fully utilize our annual water rights in this region. We have signed long-term contracts supported by AMIs with major Bakken producers that we believe will use a significant portion of our current pipeline capacity. We have also made investments outside of the Bakken, including our pipeline serving the SCOOP area of Oklahoma, the "Pecan Hill Pipeline," and our pipeline serving the Haynesville, the "IP Pipeline." Additionally, with the GRR Acquisition (as defined below) we acquired rights to a vast array of fresh, brackish and effluent water sources with access to significant volumes of water annually and water transport infrastructure, including over 900 miles of temporary and permanent pipeline infrastructure and related storage facilities and pumps, all located in the northern Delaware Basin portion of the Permian Basin.

        In addition to water sourcing and transfer, our Water Solutions segment offers various complementary water-related services that support oil and gas completion and production activities. Before and during the completion phase of a well, along with water sourcing and transfer, we offer water containment, monitoring and treatment solutions. Following the completion process, we provide flowback and well testing services, flowback and produced water hauling, pipeline gathering and disposal services and water treatment and recycling solutions relating to the potential reuse of flowback and produced water for new well completions. We support our customers across the life cycle of a well from completion to production and our comprehensive technical expertise related to water solutions management uniquely positions us relative to other water solutions providers to provide our customers comprehensive service solutions designed to maximize well performance, reduce costs and increase efficiencies while reducing the environmental impacts of their resource development.

        Our Oilfield Chemicals segment develops, manufactures and provides a full suite of chemicals utilized in hydraulic fracturing, stimulation, cementing and well completions, including polymers that create viscosity, crosslinkers, friction reducers, surfactants, buffers, breakers and other chemical technologies, to leading pressure pumping service companies in the United States. Our production chemicals solutions, which can be applied to producing wells throughout their producing lives, are applied to underperforming wells in order to enhance well performance and reduce production costs through the use of production treating chemicals, corrosion and scale monitoring, chemical inventory management, well failure analysis and lab services. Our product lines support the full range of fluid systems utilized primarily in the completion and development of unconventional resources. The use of automated communications systems combined with direct-to-wellsite delivery ensures seamless product availability for our customers, while our chemical expertise enables us to deliver a customized suite of products to meet customers' technical and economical product needs. Our expertise in frac chemistry also positions us to support our customers in developing programs to reuse produced and flowback water as an alternative to disposal. In addition to our product offering, we provide inventory management services, including procurement, warehousing and delivery services. We have two primary manufacturing facilities in Texas, five regional distribution centers and 29 heavy chemical transport trucks and provide products to our customers in all major U.S. shale basins.

        We also offer our customers various ancillary services through our Wellsite Services segment. Through our subsidiary, Peak Oilfield Services, LLC ("Peak"), we provide workforce accommodations and surface rental equipment supporting oil and gas drilling, completion and production operations. Through our subsidiary, Affirm Oilfield Services, LLC ("Affirm"), we provide crane and logistics services, wellsite and pipeline construction and various field services. Operating under Rockwater LLC, we also offer sand hauling and logistics services in the Rockies and Bakken regions, as well as water transfer, containment, fluids hauling and other rental services in Western Canada. We provide our Wellsite Services to a wide range of customers in many of the most active shale plays or basins in the United States and Canada.

Recent Developments

Rockwater Merger

        On November 1, 2017, we completed the transactions (the "Rockwater Merger") contemplated by the Agreement and Plan of Merger, dated as of July 18, 2017 (the "Merger Agreement"), by and among us, SES Holdings, Raptor Merger Sub, Inc., a Delaware corporation and our wholly owned subsidiary ("Corporate Merger Sub"), Raptor Merger Sub, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of SES Holdings ("LLC Merger Sub"), Rockwater and Rockwater LLC. Pursuant to the Merger Agreement, we combined with Rockwater in a stock-for-stock transaction in which we issued approximately 25.9 million shares of our Class A common stock, 6.7 million shares of our Class A-2 common stock and 4.4 million shares of our Class B common stock to the former holders of Rockwater common stock and a unit-for-unit transaction in which SES Holdings issued approximately 37.3 million SES Holdings LLC Units (as defined below) to the former holders of units in Rockwater LLC (each, a "Rockwater LLC Unit").

        Rockwater was incorporated as a Delaware corporation in March 2017. Prior to the Rockwater Merger, Rockwater was a holding company whose sole material asset consisted of a membership interest in Rockwater LLC. Rockwater's predecessor corporation was formed as a Delaware corporation in June 2011 and converted into Rockwater LLC in March 2017.

Initial Public Offering

        On April 20, 2017, the registration statement on Form S-1 (File No. 333-216404) relating to our initial public offering (the "IPO") was declared effective by the SEC. The IPO closed on April 26, 2017, at which time we issued and sold 8,700,000 shares of Class A common stock at a price to the public of $14.00 per share. We received cash proceeds of approximately $114.2 million from this transaction, net of underwriting discounts and commissions. On May 10, 2017, the underwriters exercised in full their option to purchase an additional 1,305,000 shares of Class A common stock at a price to the public of $14.00 per share. We received cash proceeds of approximately $17.1 million, net of underwriting discounts and commissions and estimated offering expenses, from the sale of such additional shares pursuant to the underwriters' option. We incurred costs of approximately $2.8 million related to the IPO.

Crescent Merger

        On March 31, 2017, Rockwater acquired Crescent Companies, LLC ("Crescent"), a company that provides water and fluid management solutions to E&P companies principally in the Mid-Continent, Marcellus/Utica, Eagle Ford and Permian basins (the "Crescent Merger"). A majority of Crescent's revenue is derived from providing total water and fluid management solutions. The consideration for the Crescent Merger consisted of equity securities and the repayment of Crescent's outstanding indebtedness, which was approximately $39.3 million, using borrowings under Rockwater's credit facility. Rockwater issued 4,105,998 shares of Rockwater Class A Common Stock (as defined below) and Rockwater LLC issued 5,693,258 Rockwater LLC Units and an equivalent number of shares of Rockwater Class B Common Stock (as defined below) to the owners of Crescent.

GRR Acquisition

        On March 10, 2017, we completed our acquisition (the "GRR Acquisition") of Gregory Rockhouse Ranch, Inc. and certain other affiliated entities and assets (collectively, the "GRR Entities"). The GRR Entities provide water and water-related services to E&P companies in the Permian Basin and own and have rights to a vast array of fresh, brackish and effluent water sources with access to significant volumes of water annually and water transport infrastructure, including over 900 miles of temporary and permanent pipeline infrastructure and related storage facilities and pumps, all located in the northern Delaware Basin portion of the Permian Basin. The total consideration we paid for this acquisition was approximately $56.5 million, with $51 million paid in cash and $5.5 million paid in shares of Class A common stock, subject to customary post-closing adjustments. We funded the cash portion of the consideration for the GRR Acquisition with $17 million of cash on hand and $34 million of borrowings under our previous credit facility, which we repaid with a portion of the net proceeds of the IPO. We believe this acquisition has significantly enhanced our position in the Permian Basin.

        Going forward, we intend to pursue selected, accretive acquisitions of complementary assets, businesses and technologies, including water transfer infrastructure, and believe we are well positioned to capture attractive opportunities due to our market position, customer relationships and industry experience and expertise.

Our Operating Segments

        We offer our services through three operating segments: Water Solutions, Oilfield Chemicals and Wellsite Services.

  •
  Water Solutions.  Our Water Solutions segment is operated primarily under our subsidiary, Select LLC, and provides water-related services to customers that include major integrated oil companies and independent oil and natural gas producers. These services include: the sourcing of water; the transfer of the water to the wellsite through permanent pipeline infrastructure and temporary hose; the containment of fluids off- and on-location; measuring and monitoring of water; the filtering and treatment of fluids, well testing and handling of flowback and produced formation water; and the transportation and recycling or disposal of drilling, completion and production fluids.

  •
  Oilfield Chemicals.  Our Oilfield Chemicals segment is operated primarily under our subsidiary, Rockwater LLC, and develops, manufactures and provides a full suite of chemicals utilized in hydraulic fracturing, stimulation, cementing and well completions, including polymers that create viscosity, crosslinkers, friction reducers, surfactants, buffers, breakers and other chemical technologies, to leading pressure pumping service companies in the United States. We also provide production chemicals solutions, which are applied to underperforming wells in order to enhance well performance and reduce production costs through the use of production treating chemicals, corrosion and scale monitoring, chemical inventory management, well failure analysis and lab services.

  •
  Wellsite Services.  Our Wellsite Services segment provides a number of services across the U.S. and Canada and is operated primarily under our subsidiaries Peak, Affirm and Rockwater LLC. Peak provides workforce accommodations and surface rental equipment supporting drilling, completion and production operations to the U.S. onshore oil and gas industry. Affirm provides oil and gas operators with a variety of services, including crane and logistics services, wellsite and pipeline construction and field services. Operating under Rockwater LLC, we also offer sand hauling and logistics services in the Rockies and Bakken regions as well as water transfer, containment, fluids hauling and other rental services in Western Canada.

        We also incur certain administrative costs and expenses that we have not allocated to our operating segments. These costs include compensation for corporate executives and officers, corporate office and administrative salaries, management fees paid to certain affiliates, professional fees for accounting, tax and legal services, interest expense and state and federal income tax expense.

Risk Factors

        An investment in our Class A common stock involves a number of risks. You should carefully consider, in addition to the other information contained in or incorporated by reference into this prospectus (including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes), the risks described in "Risk Factors" before investing in our Class A common stock. These risks could adversely affect our business, financial condition and results of operations, and cause the trading price of our Class A common stock to decline.

Organization

144A Offering Reorganization

        We were incorporated as a Delaware corporation on November 21, 2016. We are a holding company whose sole material asset consists of a membership interest in SES Holdings. SES Holdings was formed as a Delaware limited liability company in July 2008 and owns all of the equity interests of the primary operating subsidiaries through which we operate our business. We are the sole managing member of SES Holdings, are responsible for all operational, management and administrative decisions relating to SES Holdings' business, and we consolidate the financial results of SES Holdings and its subsidiaries.

        In December 2016, we completed certain reorganization transactions related to our private placement of 16,100,000 shares of our Class A-1 common stock at $20.00 per share (the "Select 144A Offering"), including:

  •
  SES Legacy Holdings, LLC ("Legacy Owner Holdco") acquired by merger all of the outstanding membership interests in SES Holdings from the existing owners of such membership interests, whom we refer to as the "Legacy Owners," in exchange for membership interests in Legacy Owner Holdco;

  •
  the membership interests of SES Holdings were converted into a single class of common units, which we refer to as "SES Holdings LLC Units";

  •
  We acquired, directly or indirectly, SES Holdings LLC Units that were directly and indirectly owned by certain affiliates of the Legacy Owners, whom we refer to as the "Contributing Legacy Owners," in exchange for 3,802,972 shares of Class A common stock;

  •
  We issued 16,100,000 shares of our Class A-1 common stock, which were automatically convertible into shares of our Class A common stock on a one-for-one basis (and did so convert into 16,100,000 shares of our Class A common stock on June 13, 2017, the date of effectiveness of the resale shelf registration statement on Form S-1 filed by us with the SEC on April 28, 2017 (Registration No. 333-217557));

  •
  We issued 38,462,541 shares of Class B common stock and contributed these shares and all of the net proceeds of the Select 144A Offering to SES Holdings in exchange for a number of SES Holdings LLC Units equal to the number of shares of our Class A-1 common stock issued to the purchasers in the Select 144A Offering; and

  •
  SES Holdings distributed to Legacy Owner Holdco all of the Class B common stock it received from us, with Legacy Owner Holdco receiving one share of Class B common stock for each SES Holdings LLC Unit that Legacy Owner Holdco owned at such time.

        Each share of Class B common stock has no economic rights but entitles its holder to one vote on matters to be voted on by our stockholders. Holders of our Class A common stock, Class A-2 common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our third amended and restated certificate of incorporation, which we refer to herein as our "amended and restated certificate of incorporation." We do not intend to list our Class B common stock on any stock exchange. Legacy Owner Holdco owns 89.2% of our outstanding Class B common stock; accordingly, the board of managers of Legacy Owner Holdco exercises voting control over almost all of our Class B common stock.

        Subject to certain limitations, Legacy Owner Holdco (and its permitted transferees, including certain members of Legacy Owner Holdco under the Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings (the "SES Holdings LLC Agreement")) has the right, which we refer to as the "Exchange Right," to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units (along with a corresponding number of shares of our Class B common stock) for, at SES Holdings' election, (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value (as defined herein) of such Class A common stock. Alternatively, upon the exercise of any Exchange Right, Select Inc. (instead of SES Holdings) will have the right, which we refer to as our "Call Right," to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Class A common stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. The board of managers of Legacy

Owner Holdco, which consists of our Executive Chairman, John D. Schmitz, and two representatives of funds controlled by Crestview Partners II GP, L.P. ("Crestview GP"), must unanimously approve any exchange of ownership interests in Legacy Owner Holdco for SES Holdings LLC Units, except for exchanges by affiliates of John D. Schmitz and Crestview GP (which may be made at the election of such affiliates). If such exchange is approved, such members of Legacy Owner Holdco will have the same Exchange Right as Legacy Owner Holdco, subject to the terms and conditions described above. In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. The Exchange Rights will be subject to restrictions intended to ensure that SES Holdings will continue to be treated as a partnership for U.S. federal income tax purposes. Please read "Certain Relationships and Related Party Transactions—SES Holdings LLC Agreement." On October 31, 2017, following the distribution by Legacy Owner Holdco of SES Holdings Units and shares of our Class B common stock in redemption of certain of its members (the "SES Redeemed Legacy Holders"), we exercised our right to require an exchange by such SES Redeemed Legacy Holders, pursuant to which SES Holdings distributed 2,487,029 shares of our Class A common stock to such SES Redeemed Legacy Holders in exchange for 2,487,029 SES Holdings LLC Units and a corresponding number of shares of our Class B common stock.

        In connection with the Select 144A Offering, we entered into two tax receivable agreements, which we refer to as the "Tax Receivable Agreements," with Legacy Owner Holdco, Crestview GP and certain affiliates of the Legacy Owners, including the Contributing Legacy Owners, whom we collectively refer to as the "TRA Holders." On July 18, 2017, our board of directors approved amendments to each of the Tax Receivable Agreements, which amendments revised the definition of "change of control" for purposes of the Tax Receivable Agreements and acknowledged that the Rockwater Merger would not result in such a change of control. For additional information regarding the Tax Receivable Agreements, see "Risk Factors—Risks Relating to our Class A Common Stock," "Risk Factors—Risks Related to Our Organizational Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

Rockwater Merger Reorganization

        On November 1, 2017, we completed the Rockwater Merger. Pursuant to the Merger Agreement, Corporate Merger Sub merged with and into Rockwater, with Rockwater continuing as the surviving entity as a wholly owned subsidiary of us (the "Corporate Merger"), and LLC Merger Sub merged with and into Rockwater LLC, with Rockwater LLC continuing as the surviving entity as an indirect wholly owned subsidiary of SES Holdings (the "LLC Merger").

        At the effective time of the Corporate Merger (the "Corporate Merger Effective Time"), subject to certain exceptions, (i) each share of Rockwater's Class A common stock, $0.01 par value per share ("Rockwater Class A Common Stock"), then outstanding was converted into the right to receive a number of shares of our Class A common stock equal to 0.7652 per share of Rockwater Class A Common Stock (the "Exchange Ratio"), (ii) each share of Rockwater's Class A-1 common stock, $0.01 par value per share ("Rockwater Class A-1 Common Stock"), then outstanding was converted into the right to receive a number of shares of our Class A-2 common stock equal to the Exchange Ratio, and (iii) each share of Rockwater's Class B common stock, $0.01 par value per share ("Rockwater Class B Common Stock"), then outstanding was converted into the right to receive a number of shares of our Class B common stock equal to the Exchange Ratio. At the effective time of the LLC Merger (the "LLC Merger Effective Time"), subject to certain exceptions, each Rockwater LLC Unit then outstanding (including Rockwater LLC Units held by Rockwater) was converted into the right to receive a number of units in SES Holdings equal to the Exchange Ratio. The original exchange ratio of 0.7777 set forth in the Merger Agreement was adjusted downwards to 0.7652 in accordance with the terms of the Merger Agreement.

        Shares of our common stock outstanding immediately prior to the Corporate Merger Effective Time remain outstanding and have not been exchanged, converted or otherwise changed in the Corporate Merger. Based on the number of shares of Rockwater common stock issued and outstanding immediately prior to the Corporate Merger Effective Time, a total of approximately 25.9 million shares of our Class A common stock, 6.7 million shares of our Class A-2 common stock and 4.4 million shares of our Class B common stock (excluding the issuance of equity awards, which are described in the following paragraph), were issued to the former holders of Rockwater common stock pursuant to the Merger Agreement. In the aggregate (including the issuance of equity awards), we issued approximately 37.3 million shares of common stock in the Corporate Merger. SES Holdings LLC Units outstanding immediately prior to the LLC Merger Effective Time remain outstanding and have not been exchanged, converted or otherwise changed in the LLC Merger. Based on the number of Rockwater LLC Units issued and outstanding immediately prior to the LLC Merger Effective Time, a total of approximately 37.3 million SES Holdings LLC Units were issued to the former holders of Rockwater LLC Units pursuant to the Merger Agreement.

        At the Corporate Merger Effective Time, each outstanding option to purchase shares of Rockwater Class A Common Stock (each, a "Rockwater Stock Option") was converted into an option to acquire, on the same terms and conditions as were applicable to such Rockwater Stock Option immediately prior to the Corporate Merger Effective Time, the number of shares of our Class A common stock determined by multiplying the number of shares of Rockwater Class A Common Stock subject to such Rockwater Stock Option as of immediately prior to the Corporate Merger Effective Time by the Exchange Ratio, at an exercise price per share of our Class A common stock equal to the exercise price per share of Rockwater Class A Common Stock under such Rockwater Stock Option divided by the Exchange Ratio (such conversions, collectively, the "Option Conversion"). Additionally, at the Corporate Merger Effective Time, each share of restricted Rockwater Class A Common Stock (each, a "Rockwater Restricted Stock Award") that was outstanding immediately prior to the Corporate Merger Effective Time ceased to represent Rockwater Class A Common Stock and was converted into a new award of restricted shares, subject to the same terms and conditions as were applicable to such Rockwater Restricted Stock Award prior to the Corporate Merger Effective Time, equal to the number of shares of our Class A common stock determined by multiplying the number of shares of Rockwater Class A Common Stock subject to such Rockwater Restricted Stock Award as of immediately prior to the Corporate Merger Effective Time by the Exchange Ratio (such conversions, collectively, the "Restricted Stock Conversion"). Subject to certain NYSE restrictions, the shares available under the Rockwater Energy Solutions, Inc. Amended and Restated 2017 Long Term Incentive Plan (the "Rockwater Equity Plan") as of the Corporate Merger Effective Time (as appropriately adjusted to reflect the Exchange Ratio) may be used for post-transaction grants under the Select Energy Services, Inc. 2016 Equity Incentive Plan (as amended from time to time, the "2016 Plan"). The Option Conversion, Restricted Stock Conversion and assumption of shares available under the Rockwater Equity Plan described in the preceding sentences are collectively referred to as the "Equity Award Actions." The First Amendment to the 2016 Plan (the "Equity Plan Amendment"), which was previously adopted to effectuate the Equity Award Actions, became effective on November 1, 2017 at the Corporate Merger Effective Time.

        The 6,731,839 outstanding shares of our Class A-2 common stock issued in connection with the Rockwater Merger to the former holders of Rockwater Class A-1 Common Stock will automatically convert into shares of our Class A common stock on a one-for-one basis upon the date of effectiveness of the registration statement of which this prospectus forms a part.

        The diagram below depicts our simplified organizational structure as of January 12, 2018:

Crescent Existing Owners
Select 144A and IPO Investors
Select Existing Owners
Rockwater 144A Investors
Rockwater Existing Owners
SCF Group
White Deer Energy
Legacy Owner Holdco
Class A and B common stock
• 2.8% voting power
SES Holdings LLC Units
• 0.5% ownership interest
Class A common stock
• 24.6% voting power
Class A common stock
• 6.5% voting power
Class A-2 common stock
• 6.3% voting power
Class A common stock
• 6.5% voting power
Class A common stock
• 15.2% voting power
Class A and B common stock
• 4.2% voting power
SES Holdings LLC Units
• 3.6% ownership interest
Class B common stock
• 33.9% voting power
SES Holdings LLC Units
• 33.9% ownership interest
Select Energy Services, Inc.
(Select Inc.)
Select Energy Solutions (RW), Inc.
(Rockwater)
SES Intermediate Holdings, LLC
SES Holdings LLC Units
• 0.9% ownership interest
• managing member
SES Holdings LLC Units
• 61.1% ownership interest
SES Holdings, LLC
(SES Holdings)
Affirm Oilfield Services, LLC
(Affirm)
Peak Oilfield Services, LLC
(Peak)
Select Energy Services, LLC
(Select LLC)
Credit Facility
Operating Subsidiaries
Rockwater Energy Solutions, LLC
(Rockwater LLC)
Operating Subsidiaries

 Emerging Growth Company Status

        We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

        We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act. We will cease to be an "emerging growth company" upon the earliest of: (i) the last day of the fiscal year in which we have $1.07 billion or more in annual revenues; (ii) the date on which we become a "large accelerated filer" (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30); (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering.

        For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see "Risk Factors—Risks Related to our Class A Common Stock—Since we are an "emerging growth company," we are not required to comply with certain disclosure requirements that are applicable to other public companies and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors."

General Corporate Information

        Our principal executive offices are located at 515 Post Oak Boulevard, Suite 200, Houston, Texas 77027, and our telephone number at that address is (713) 235-9500. Our website address is www.selectenergyservices.com. Information contained on our website does not constitute part of this prospectus.

 The Offering

Class A common stock that may be offered by the selling stockholders	6,731,839 shares.
Use of proceeds	We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders.
Dividend policy	We do not anticipate paying any cash dividends on our Class A common stock. See "Dividend Policy."
Risk factors	You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.
NYSE trading symbol	"WTTR"

RISK FACTORS

        Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below together with the other information set forth in this prospectus and the documents and other information incorporated by reference herein before making an investment decision. Our business, financial condition, cash flows or results of operations could be adversely affected by the occurrence of any of the risks discussed below. Additionally, the trading price of our Class A common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. The risks discussed below are not the only risks we face. We may experience additional risks and uncertainties not currently known to us or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Our Business

Our business depends on capital spending by the oil and gas industry in the United States and Western Canada, and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition.

        Our business is directly affected by our customers' capital spending to explore for, develop and produce oil and gas in the United States and Canada. The significant decline in oil and gas prices that began in the fourth quarter of 2014 has caused a reduction in the exploration, development and production activities of most of our customers and their spending on our services. These cuts in spending have curtailed drilling programs as well as discretionary spending on well services, which has resulted in a reduction in the demand for our services as compared to activity levels in mid-2014, as well as the rates we can charge and the utilization of our assets. In addition, certain of our customers could become unable to pay their vendors and service providers, including us, as a result of the decline in commodity prices. Reduced discovery rates of new oil and gas reserves in our market areas as a result of decreased capital spending may also have a negative long-term impact on our business, even in an environment of stronger oil and gas prices, to the extent the reduced number of wells for us to service more than offsets increasing completion activity and intensity. Any of these conditions or events could adversely affect our operating results. If a recovery does not materialize and our customers fail to increase their capital spending, it could have a material adverse effect on our liquidity, results of operations and financial condition.

        Industry conditions are influenced by numerous factors over which we have no control, including:

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  the domestic and foreign economic conditions and supply of and demand for oil and gas;

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  the level of prices, and expectations about future prices, of oil and gas;

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  the level of global oil and gas exploration and production;

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  governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and gas reserves;

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  taxation and royalty charges;

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  political and economic conditions in oil and gas producing countries;

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  actions by the members of Organization of Petroleum Exporting Countries with respect to oil production levels and announcements of potential changes in such levels;

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  global weather conditions and natural disasters;

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  worldwide political, military and economic conditions;

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  the cost of producing and delivering oil and gas;

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  the discovery rates of new oil and gas reserves;

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  activities by non-governmental organizations to restrict the exploration, development and production of oil and gas;

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  the ability of oil and gas producers to access capital;

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  technical advances affecting energy consumption; and

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  the potential acceleration of development of alternative fuels.

If oil prices or gas prices fail to increase or were to decline, the demand for our services could be adversely affected.

        The demand for our services is primarily determined by current and anticipated oil and gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. Volatility or weakness in oil prices or gas prices (or the perception that oil prices or gas prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells or lower production spending on existing wells. This, in turn, could lead to lower demand for our services and may cause lower rates and lower utilization of our assets. If oil prices decline or gas prices continue to remain low or decline further, or if the recent increase in drilling activity reverses, the demand for our services and our results of operations could be materially and adversely affected.

        Prices for oil and gas historically have been extremely volatile and are expected to continue to be volatile. During the past six years, the posted West Texas Intermediate ("WTI") price for oil has ranged from a twelve-year low of $26.19 per Bbl in February 2016 to a high of $113.39 per Bbl in April 2011. The Henry Hub spot market price of gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $7.51 per MMBtu in January 2010. During 2016, WTI prices ranged from $26.19 to $54.01 per Bbl and the Henry Hub spot market price of gas ranged from $1.49 to $3.80 per MMBtu. Oil prices have begun to recover and reached a closing price of $61.73 per barrel on January 8, 2018, while the Henry Hub spot market price of gas was $2.93 per MMBtu on the same date. If the prices of oil and gas reverse their recent increases or decline, our operations, financial condition, cash flows and level of expenditures may be materially and adversely affected.

We have developed certain key infrastructure assets in the Bakken area of North Dakota, making us vulnerable to risks associated with conducting business in this region.

        We have secured three governmental permits that enable us to withdraw water from the Missouri River and Lake Sakakawea in North Dakota and have developed and expect to develop in the future significant water infrastructure related to these permits.

        Because of the key nature of these permits and water infrastructure within the Bakken, the success and profitability of our business may be disproportionately exposed to factors impacting this region. These factors include, among others: (i) the prices of, and associated costs to produce, crude oil and gas from wells in the Bakken and other regional supply and demand factors (including the generally higher cost nature of production in the Bakken compared to other major shale plays and the pricing differentials that exist in the Bakken because of transportation constraints); (ii) the amount of exploration, development and production activities of our Bakken customers and their spending on our services; (iii) our ability to keep and maintain our governmental water permits; (iv) the cost of operations and the prices we can charge our customers in this region; and (v) the availability of equipment, supplies, and labor. Although we currently have secured key permits for water in this region, if we were to lose our water rights for any reason, including termination by the government upon the occurrence of a material breach, including nonpayment and default in performance, or unexpected adverse environmental impacts, or our competitors were able to secure equivalent rights, our business could be materially harmed. In addition, our operations in the Bakken field may be adversely affected by severe weather events such as floods, blizzards, ice storms and tornadoes. For the nine months ended September 30, 2017 and 2016, our Bakken operations represented 11.3% and 8.3%, respectively, of our revenues. For the years ended December 31, 2016 and 2015, our Bakken operations represented 9.6% and 5.5%, respectively, of our revenues. The concentration of our water permits and significant infrastructure assets in North Dakota also increases our exposure to changes in local laws and regulations, including those designed to protect wildlife, and unexpected events that may occur in this region such as seismic events, industrial accidents or labor difficulties. Any of the risks described above could have an adverse effect on our financial condition, results of operations and cash flows.

Restrictions on the ability to procure water or changes in water sourcing requirements could decrease the demand for our water-related services.

        Our business includes water transfer for use in our customers' oil and gas E&P activities. Our access to the water we supply may be limited due to reasons such as prolonged drought or our inability to acquire or maintain water sourcing permits or other rights. In addition, some state and local governmental authorities have begun to monitor or restrict the use of water subject to their jurisdiction for hydraulic fracturing to ensure adequate local water supply. For instance, some states require E&P companies to report certain information regarding the water they use for hydraulic fracturing and to monitor the quality of groundwater surrounding some wells stimulated by hydraulic fracturing. In British Columbia, new regulations relating to the use of water under the Water Sustainability Act came into effect on February 29, 2016. This Act requires authorizations to be obtained to use groundwater for anything other than domestic use. The estimated 20,000 existing non-domestic groundwater users must be brought into the licensing scheme. In addition, anyone who diverts water must make beneficial use of that water, meaning they must use the water as efficiently as practicable, and for the purposes specified by the license or approval. In Alberta, the Alberta Energy Regulator ("AER") monitors water withdrawals, and may suspend water withdrawals during a low flow period or drought to protect the integrity of the water system. Further, in Alberta, the Water Conservation and Allocation Policy for Oilfield Injection may be expanded to include hydraulic fracturing activities under the proposed Water Conservation Policy for Upstream Oil and Gas Operations. If this policy is expanded to include hydraulic fracturing, licensees will come under increased scrutiny surrounding their water use. Groundwater and surface water available for licensing may be limited and in water-short areas of Alberta, projects may be delayed until new technology or alternative water sources become available to protect non-saline water resources. It is unclear if or when this policy may be implemented. Any such decrease in the availability of water, or demand for water services, could adversely affect our business and results of operations.

We have operated at a loss in the past, and there is no assurance of our profitability in the future.

        Historically, we have experienced periods of low demand for our services and have incurred operating losses. In the future, we may not be able to reduce our costs, increase our revenues or reduce our debt service obligations sufficient to achieve or maintain profitability and generate positive operating income. Under such circumstances, we may incur further operating losses and experience negative operating cash flow.

Fuel conservation measures could reduce demand for oil and natural gas which would in turn reduce the demand for our services.

        Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar geothermal, tidal, fuel cells and biofuels) could reduce demand for hydrocarbons and therefore for our services, which would lead to a reduction in our revenues.

Failure to successfully combine our business with the business from Rockwater may adversely affect our future results.

        The consummation of the Rockwater Merger involves potential risks, including, without limitation, the failure to realize expected profitability, growth or accretion; the incurrence of liabilities or other compliance costs related to environmental or regulatory matters, including potential liabilities that may be imposed without regard to fault or the legality of conduct; diversion of management's attention from our existing businesses; and the incurrence of unanticipated liabilities and costs for which indemnification is unavailable or inadequate. If these risks or other unanticipated liabilities were to materialize, any desired benefits of the Rockwater Merger may not be fully realized, if at all, and our future financial performance and results of operations could be negatively impacted.

The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

        As a component of our business strategy, we intend to pursue selected, accretive acquisitions of complementary assets, businesses and technologies. Acquisitions involve numerous risks, including:

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  unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of the acquired business, including but not limited to environmental liabilities;

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  difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

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  limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business;

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  potential losses of key employees and customers of the acquired business;

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  risks of entering markets in which we have limited prior experience; and

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  increases in our expenses and working capital requirements.

        In evaluating acquisitions, we generally prepare one or more financial cases based on a number of business, industry, economic, legal, regulatory and other assumptions applicable to the proposed transaction. Although we expect a reasonable basis will exist for those assumptions, the assumptions will generally involve current estimates of future conditions. Realization of many of the assumptions will be beyond our control. Moreover, the uncertainty and risk of inaccuracy associated with any financial projection will increase with the length of the forecasted period. Some acquisitions may not be accretive in the near term, and will be accretive in the long term only if we are able to timely and effectively integrate the underlying assets and such assets perform at or near the levels anticipated in our acquisition projections.

        The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount time and resources. Our failure to incorporate the acquired business and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

        In addition, we may not have sufficient capital resources to complete any additional acquisitions. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.

Our Credit Agreement subjects us to various financial and other restrictive covenants. These restrictions may limit our operational or financial flexibility and could subject us to potential defaults under our Credit Agreement.

        Our Credit Agreement (as defined herein) subjects us to significant financial and other restrictive covenants, including restrictions on our ability to consolidate or merge with other companies, conduct asset sales, incur additional indebtedness, grant liens, issue guarantees, make investments, loans or advances, pay dividends and enter into certain transactions with affiliates.

        Our Credit Agreement contains certain financial covenants, including the maintenance of a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Credit Agreement is less than the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Credit Agreement has equaled or exceeded the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days. Our ability to comply with such financial condition tests can be affected by events beyond our control and we may not be able to do so. Our scheduled maturity date is November 1, 2022. In addition, the Credit Agreement restricts SES Holdings' and Select LLC's ability to make distributions on, or redeem or repurchase, its equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Agreement and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $37.5 million or (b) if SES Holdings' fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $30.0 million. For additional information regarding our Credit Agreement, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement."

        If we are unable to remain in compliance with the covenants of our Credit Agreement, then the lenders may declare all amounts outstanding under the Credit Agreement to be immediately due and payable. Any such acceleration could have a material adverse effect on our financial condition and results of operations.

We may incur additional indebtedness or issue additional equity securities to execute our long-term growth strategy, which may reduce our profitability or result in significant dilution to our stockholders.

        Constructing and maintaining water infrastructure used in the oil and gas industry requires significant capital. We may require additional capital in the future to develop and construct water sourcing, transfer and other related infrastructure to execute our growth strategy. For the nine months ended September 30, 2017 and 2016, we incurred approximately $66.0 million and $28.6 million, respectively, in capital expenditures. For the year ended December 31, 2016 and 2015, we incurred approximately $36.3 million and $48.7 million, respectively, in capital expenditures. Historically, we have financed these investments through cash flows from operations, our IPO, external borrowings and capital contributions from the Legacy Owners and Contributing Legacy Owners. These sources of capital may not be available to us in the future. If we are unable to fund capital expenditures for any reason, we may not be able to capture available growth opportunities and any such failure could have a material adverse effect on our results of operations and financial condition. If we incur additional indebtedness or issue additional equity securities, our profitability may be reduced and our stockholders may experience significant dilution.

Significant price volatility or interruptions in supply of our raw materials may result in increased costs that we may be unable to pass on to our customers, which could reduce profitability.

        We purchase a substantial portion of our raw materials from third-party suppliers and the cost of these raw materials represents a substantial portion of our operating expenses. The prices of the raw materials that we purchase from third parties are cyclical and volatile. Our supply agreements provide us only limited protection against price volatility as they are entered into either on a short-term basis or are longer-term volume contracts, which provide for market-based pricing re-negotiated several times per year. While we attempt to match cost increases with corresponding product price increases, we are not always able to raise product prices immediately or at all. Timing differences between raw material prices, which may change daily, and contract product prices, which in many cases are negotiated only monthly or less often, have had and may continue to have a negative effect on our cash flow. Any cost increase that we are not able to pass on to our customers could have a material adverse effect on our business, results of operations, financial condition and liquidity.

        There are several raw materials for which there are only a limited number of suppliers or a single supplier. To mitigate potential supply constraints, we enter into supply agreements with particular suppliers, evaluate alternative sources of supply and evaluate alternative technologies to avoid reliance on limited or sole-source suppliers. Where supply relationships are concentrated, particular attention is paid by the parties to ensure strategic intentions are aligned to facilitate long-term planning. If certain of our suppliers are unable to meet their obligations under present supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials from other sources and we may not be able to increase prices for our finished products to recoup the higher raw materials costs. Any interruption in the supply of raw materials could increase our costs or decrease our revenue, which could reduce our cash flow. The inability of a supplier to meet our raw material needs could have a material adverse effect on our financial statements and results of operations.

        The number of sources for and availability of certain raw materials is also specific to the particular geographical region in which a facility is located. Political and economic instability in the countries from which we purchase our raw material supplies could adversely affect their availability. In addition, if raw materials become unavailable within a geographic area from which they are now sourced, then we may not be able to obtain suitable or cost effective substitutes. We may also experience higher operating costs such as energy or transportation costs, which could affect our profitability. We may not always be able to increase our selling prices to offset the impact of any higher productions costs or reduced production levels, which could reduce our earnings and decrease our liquidity.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition, results of operations and cash available for distribution.

        We operate with most of our customers under master service agreements ("MSAs"). We endeavor to allocate potential liabilities and risks between the parties in the MSAs. Generally, under our MSAs, including those relating to our services, we assume responsibility for, including control and removal of, pollution or contamination which originates above surface and originates from our equipment or services. Our customer generally assumes responsibility for, including control and removal of, all other pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. We may have liability in such cases if we are negligent or commit willful acts. Generally, our customers also agree to indemnify us against claims arising from their employees' personal injury or death to the extent that, in the case of our operations, their employees are injured or their properties are damaged by such operations, unless resulting from our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless resulting from gross negligence or willful misconduct of the customer. In addition, our customers generally agree to indemnify us for loss or destruction of customer-owned property or equipment and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into an MSA with terms that vary from the above allocations of risk. As a result, we may incur substantial losses which could materially and adversely affect our financial condition, results of operations and cash available for distribution.

We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

        Our operations and the operations of our customers are subject to federal, provincial, state and local laws and regulations in the United States and Western Canada relating to protection of natural resources and the environment, health and safety aspects of our operations and waste management, including the transportation and disposal of waste and other materials. These laws and regulations may impose numerous obligations on our operations and the operations of our customers, including the acquisition of permits to take fresh water from surface and underground sources, construct pipelines or containment facilities, drill wells or conduct other regulated activities, the incurrence of capital expenditures to mitigate or prevent releases of materials from our facilities or from customer locations where we are providing services, the imposition of substantial liabilities for pollution resulting from our operations, and the application of specific health and safety criteria addressing worker protection. Any failure on our part or the part of our customers to comply with these laws and regulations could result in restrictions on operations, assessment of administrative, civil and criminal penalties, revocation of permits and issuance of corrective action orders requiring the performance of investigatory, remedial or curative activities.

        Our business activities present risks of incurring significant environmental costs and liabilities, including costs and liabilities resulting from our handling of oilfield and other wastes, because of air emissions and wastewater discharges related to our operations, and due to historical oilfield industry operations and waste disposal practices. Our businesses include the operation of oilfield waste disposal injection wells that pose risks of environmental liability, including leakage from the wells to surface or subsurface soils, surface water or groundwater. In addition, private parties, including the owners of properties upon which we perform services and facilities where our wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Some environmental laws and regulations may impose strict liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Remedial costs and other damages arising as a result of environmental laws and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition.

        Laws and regulations protecting the environment generally have become more stringent in recent years and are expected to continue to do so, which could lead to material increases in costs for future environmental compliance and remediation. Changes in existing laws or regulations, or the adoption of new laws or regulations, could delay or curtail exploratory or developmental drilling for oil and gas and could limit well servicing opportunities. We may not be able to recover some or any of our costs of compliance with these laws and regulations from insurance.

Unsatisfactory safety performance may negatively affect our customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.

        Our ability to retain existing customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business and stay current on constantly changing rules, regulations, training and laws. Existing and potential customers consider the safety record of their service providers to be of high importance in their decision to engage third-party servicers. If one or more accidents were to occur at one of our operating sites, the affected customer may seek to terminate or cancel its use of our facilities or services and may be less likely to continue to use our services, which could cause us to lose substantial revenues. Further, our ability to attract new customers may be impaired if they elect not to purchase our third-party services because they view our safety record as unacceptable. In addition, it is possible that we will experience numerous or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or labor shortage, or add inexperienced personnel.

Federal, state, provincial and local legislative and regulatory initiatives in the United States and Western Canada related to hydraulic fracturing could result in operating restrictions or delays in the drilling and completion of oil and gas wells that may reduce demand for our services and could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition.

        Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from dense subsurface rock formations. The process involves the injection of water, sand or other proppants and chemical additives under pressure into targeted geological formations to fracture the surrounding rock and stimulate production. In the United States, hydraulic fracturing is currently generally exempt from regulation under the U.S. Safe Drinking Water Act's (the "SDWA") Underground Injection Control ("UIC") program and is typically regulated by state oil and gas commissions or similar agencies.

        However, several federal agencies in the United States have asserted regulatory authority over certain aspects of the process. For example, in 2014, the U.S. Environmental Protection Agency (the "EPA") asserted regulatory authority pursuant to the SDWA's UIC program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities. Additionally, in June 2016, the EPA published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants and, in 2014, issued a prepublication of its Advance Notice of Proposed Rulemaking regarding the Toxic Substances Control Act ("TSCA") reporting of the chemical substances and mixtures used in hydraulic fracturing. Also, the Bureau of Land Management ("BLM") published a final rule in 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands. This rule was struck down by a Wyoming federal judge, but, in June 2016, the decision was appealed by the BLM to the U.S. Circuit Court of Appeals for the Tenth Circuit. However, following the issuance of a presidential executive order to review rules related to the energy industry, in July 2017, the BLM published a proposed rule to rescind the 2015 final rule. In September 2017, the Tenth Circuit issued a ruling to vacate the Wyoming trial court decision and dismiss the lawsuit challenging the 2015 rule in light of the BLM's proposed rulemaking. The timing of a final rulemaking is uncertain, and, as a result of these developments, future implementation of the BLM rule is uncertain at this time. From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. In the event that new federal restrictions on the hydraulic-fracturing process are adopted in areas where we or our customers conduct business, we or our customers may incur additional costs or permitting requirements to comply with such federal requirements that may be significant in nature and, in the case of our customers, could experience added delays or curtailment in the pursuit of exploration, development, or production activities, which would in turn reduce the demand for our services.

        Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate. For example, Texas, Oklahoma, California, Ohio, Pennsylvania and North Dakota, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether, following the approach taken by the State of New York. In addition, in light of concerns about seismic activity being triggered by the injection of produced waste waters into underground disposal wells, certain regulators are also considering additional requirements related to seismic safety for hydraulic fracturing activities. For example, the Oklahoma Corporation Commission released well completion seismicity guidelines in December 2016 for operators in the SCOOP and STACK that call for hydraulic fracturing operations to be suspended following earthquakes of certain magnitudes in the vicinity. In addition, in February 2017, the Oklahoma Corporation Commission's Oil and Gas Conservation Division issued an order limiting future increases in the volume of oil and natural gas wastewater injected into the ground in an effort to reduce the number of earthquakes in the state. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular, as certain local governments in California have done. Other states, such as Texas, Oklahoma and Ohio have taken steps to limit the authority of local governments to regulate oil and gas development.

        In December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that "water cycle" activities associated with hydraulic fracturing may impact drinking water resources "under some circumstances," noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits.

        While hydraulic fracturing in Alberta and British Columbia, Canada has been occurring for decades, due to concerns over environmental impacts including water usage, wastewater disposal and contamination, and induced seismicity, the AER in Alberta and the British Columbia Oil and Gas Commission ("BCOGC") in British Columbia continue to conduct ongoing review of rules and regulations of the industry. The AER has moved to require water use measurement and sourcing details for all fractured wells in Alberta, fracture fluid chemical disclosure, limited trade secret protection and prescribed setbacks for shallow fracturing near water wells.

        Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs for our customers in the production of oil and gas, including from the developing shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and gas wells and an associated decrease in demand for our services and increased compliance costs and time, which could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Climate change legislation or regulations in the United States and Western Canada restricting or regulating emissions of greenhouse gases could result in increased operating costs and reduced demand for our field services.

        In the United States, in response to findings that emissions of carbon dioxide, methane and other greenhouse gases ("GHGs") present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the U.S. Clean Air Act ("CAA") that, among other things, establish Prevention of Significant Deterioration ("PSD") construction and Title V operating permit reviews for certain large stationary sources that emit certain principal, or "criteria," pollutants. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet "best available control technology" standards. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from oil and gas production, processing, transmission and storage facilities in the United States.

        The U.S. Congress has from time to time considered legislation to reduce emissions of GHGs but there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions through the completion of GHG emissions inventories and by means of cap and trade programs that typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs. The EPA has also developed strategies for the reduction of methane emissions, including emissions from the oil and gas industry. For example, in June 2016, the EPA published New Source Performance Standards ("NSPS"), known as Subpart OOOOa, that require certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce methane gas and volatile organic compound emissions. These Subpart OOOOa standards will expand previously issued NSPS published by the EPA in 2012, and known as Subpart OOOO, by using certain equipment-specific emissions control practices. However, the Quad OOOOa standards have been subject to attempts by the EPA to stay portions of those standards, and the agency proposed rulemaking in June 2017 to stay the requirements for a period of two years and revisit implementation of Subpart OOOOa in its entirety. The EPA has not yet published a final rule, but, as a result of these developments, future implementation of the 2016 standards is uncertain at this time. Because of the long-term trend toward increasing regulation, however, future federal GHG regulations of the oil and natural gas industry remain a possibility. Furthermore, in June 2017, the BLM published a final rule that established, among other things, requirements to reduce methane emissions arising from venting, flaring and leaking from oil and gas production activities on onshore federal and American Indian lands. However, on December 8, 2017, the BLM published a final rule to temporarily suspend or delay certain requirements contained in the November 2016 final rule until January 17, 2019, including those requirements relating to venting, flaring and leakage from oil and gas production activities. Given the long-term trend towards increasing regulation, future federal GHG regulations of the oil and gas industry remain a possibility. Furthermore, the EPA passed a new rule, known as the Clean Power Plan, to limit GHGs from power plants. While the U.S. Supreme Court issued a stay in February 2016, preventing implementation during the pendency of legal challenges to the rule in court, should the stay be lifted and legal challenges prove unsuccessful, then it could reduce demand for the oil and gas our customers produce, which could reduce the demand for our services, depending on the methods used to implement the rule. On October 10, 2017, the EPA issued a proposed rulemaking to repeal the Clean Power Plan. The public comment period on the proposed rulemaking ended on December 15,

2017. Additionally, in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that proposed an agreement, requiring member countries to review and "represent a progression" in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This agreement was signed by the United States in April 2016 and entered into force in November 2016. The United States is one of over 120 nations having ratified or otherwise consented to the agreement; however this agreement does not create any binding obligations for nations to limit their GHG emissions, but rather includes pledges to voluntarily limit or reduce future emissions. In August 2017, the U.S. Department of State officially informed the United Nations of the intent of the United States to withdraw from the Paris Agreement. The Paris Agreement provides for a four-year exit process beginning when it took effect in November 2016, which would result in an effective exit date of November 2020. The United States' adherence to the exit process and/or the terms on which the United States may re-enter the Paris Agreement or a separately negotiated agreement are unclear at this time.

        In Canada, significant climate change initiatives are ongoing at both the provincial and federal levels. Prime Minister Justin Trudeau announced in late 2016 that provinces have until 2018 to impose a carbon pricing scheme or else a federally mandated price will be imposed. The price would be set at $10 per tonne of carbon dioxide in 2018, rising $10 each year, to $50 per tonne by 2022. The provincial government in Alberta, as of January 1, 2017, has implemented a carbon tax at a rate of $20 per tonne in 2017, rising to $30 per tonne in 2018. While British Columbia adopted a carbon tax in 2008, with the final scheduled increase occurring in 2012 at $30 per tonne, under the federal carbon tax, British Columbia's carbon tax will be required to increase in 2021. In addition, Canada signed the Paris Agreement in April 2016, which could lead to additional regulation of GHG emissions.

        Although it is not possible at this time to predict how new laws or regulations in the United States or Canada or any legal requirements imposed by the Paris Agreement on the United States, should it not withdraw from the agreement, or Canada that may be adopted or issued to address GHG emissions would impact our business, any such future laws, regulations or other legal requirements imposing reporting or permitting obligations on, or limiting emissions of GHGs from, our or our customers' equipment and operations could require us or our customers to incur costs to reduce emissions of GHGs associated with operations as well as delays or restrictions in the ability to permit GHG emissions from new or modified sources. In addition, substantial limitations on GHG emissions could adversely affect demand for the oil and gas our customers produce, which could reduce demand for our services.

        Finally, it should be noted that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, droughts and other climatic events. If any such effects were to occur, they could have an adverse effect on our and our customers' operations.

Legislation or regulatory initiatives intended to address seismic activity associated with oilfield disposal wells could restrict our ability to dispose of produced water gathered from our customers and, accordingly, could have a material adverse effect on our business.

        We dispose of wastewater gathered from oil and gas producing customers that results from their drilling and production operations pursuant to permits issued to us by government authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change, which could result in the imposition of more stringent permitting or operating constraints or new monitoring and reporting requirements owing to, among other things, concerns of the public or governmental authorities regarding such disposal activities.

        One such concern relates to recent seismic events in the United States near underground disposal wells used for the disposal by injection of produced water resulting from oil and gas activities. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region, and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or have been, the likely cause of induced seismicity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas. The United States Geological Survey also noted the potential for induced seismicity in Ohio and Alabama. In response to concerns regarding induced seismicity, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, Oklahoma issued new rules for wastewater disposal wells in 2014 that imposed certain permitting and operating restrictions and reporting requirements on disposal wells in proximity to faults and also, from time to time, has developed and implemented plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. The Texas Railroad Commission adopted similar rules in 2014. In addition, ongoing lawsuits allege that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells. Increased regulation and attention given to induced seismicity could lead to greater opposition to oil and gas activities utilizing injection wells for waste disposal. The adoption and implementation of any new laws, regulations or directives that restrict our ability to dispose of wastewater gathered from our customers by limiting, volumes, disposal rates, disposal well locations or otherwise, or requiring us to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.

The Endangered Species Act and Migratory Bird Treaty Act in the United States and similar legislation applicable in Western Canada govern both our and our oil and gas producing customers' operations and additional restrictions may be imposed in the future, which constraints could have an adverse impact on our ability to expand some of our existing operations or limit our customers' ability to develop new oil and gas wells.

        In the United States, the Endangered Species Act (the "ESA") restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act (the "MBTA"). To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where we or our oil and gas producing customers' operate, both our and our customers' abilities to conduct or expand operations and construct facilities could be limited or be forced to incur material additional costs. Moreover, our customers' drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons. Some of our operations and the operations of our customers are located in areas that are designated as habitats for protected species.

        In addition, as a result of a settlement approved by the U.S. District Court for the District of Columbia in 2011, the U.S. Fish & Wildlife Service (the "FWS") is required to make a determination on the listing of numerous other species as endangered or threatened under the ESA by the end of the FWS' 2017 fiscal year. The designation of previously unidentified endangered or threatened species could indirectly cause us to incur additional costs, cause our or our oil and gas producing customers' operations to become subject to operating restrictions or bans, and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state and private lands.

        In Canada, the Migratory Birds Convention Act ("MBCA") prohibits the release of substances that can harm migratory birds in waters used by them, and gives the federal government the authority to develop regulations to protect migratory birds, and their habitats, including nests. Oil and gas development projects must comply with provisions of the MBCA, as well as the federal Species at Risk Act. Alberta and British Columbia each have a provincial Wildlife Act, which impose restrictions to prevent wildlife species from disappearing that could impact oil and gas operations and reduce demand for our services.

Our chemical products are subject to stringent chemical control laws that could result in increased costs on our business.

        We are subject to a wide array of laws and regulations governing chemicals, including the regulation of chemical substances and inventories, such as the TSCA in the United States and the Canadian Environmental Protection Act in Canada. These laws and regulations change frequently, and have the potential to limit or ban altogether the types of chemicals we may use in our products, as well as result in increased costs related to testing, storing, and transporting our products prior to providing them to our customers. For example, in June 2016, President Obama signed into law the Frank R. Lautenberg Chemical Safety for the 21st Century Act (the "Lautenberg Act"), which substantially revised TSCA. Among other items, the Lautenberg Act eliminated the cost-benefit approach to analyzing chemical safety concerns with a health-based safety standard and requires all chemicals in commerce, including those "grandfathered" under TSCA, to undergo a safety review. The Lautenberg Act also requires safety findings before a new chemical can enter the market. Although it is not possible at this time to predict how EPA will implement and interpret the new provisions of the Lautenberg Act, or how legislation or new regulations that may be adopted pursuant to these regulatory and legislative efforts would impact our business, any new restrictions on the development of new products, increases in regulation, or disclosure of confidential, competitive information could have an adverse effect on our operations and our cost of doing business.

        Furthermore, governmental, regulatory and societal demands for increasing levels of product safety and environmental protection could result in increased pressure for more stringent regulatory control with respect to the chemical industry. In addition, these concerns could influence public perceptions regarding our products and operations, the viability of certain products, our reputation, the cost to comply with regulations, and the ability to attract and retain employees. Moreover, changes in environmental, health and safety regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities, which could reduce our profitability.

Disruptions in production at our chemical manufacturing facilities may have a material adverse impact on our business, results of operations and/or financial condition.

        Chemical manufacturing facilities in our industry are subject to outages and other disruptions. Any serious disruption at any of our facilities could impair our ability to use our facilities and have a material adverse impact on our revenue and increase our costs and expenses. Alternative facilities with sufficient capacity may not be available, may cost substantially more or may take a significant time to increase production or qualify with our customers, any of which could negatively impact our business, results of operations and/or financial condition. Long-term production disruptions may cause our customers to seek alternative supply which could further adversely affect our profitability.

        Unplanned production disruptions may occur for external reasons including natural disasters, weather, disease, strikes, transportation interruption, government regulation, political unrest or terrorism, or internal reasons, such as fire, unplanned maintenance or other manufacturing problems. Any such production disruption could have a material impact on our operations, operating results and financial condition.

        In addition, we rely on a number of vendors, suppliers, and in some cases sole-source suppliers, service providers, toll manufacturers and collaborations with other industry participants to provide us with chemicals, feedstocks and other raw materials, along with energy sources and, in certain cases, facilities that we need to operate our business. If the business of these third parties is disrupted, some of these companies could be forced to reduce their output, shut down their operations or file for bankruptcy protection. If this were to occur, it could adversely affect their ability to provide us with the raw materials, energy sources or facilities that we need, which could materially disrupt our operations, including the production of certain of our chemical products. Moreover, it could be difficult to find replacements for certain of our business partners without incurring significant delays or cost increases. All of these risks could have a material adverse effect on our business, results of operations, financial condition and liquidity.

        While we maintain business recovery plans that are intended to allow us to recover from natural disasters or other events that could disrupt our business, we cannot provide assurances that our plans would fully protect us from the effects of all such disasters or from events that might increase in frequency or intensity due to climate change. In addition, insurance may not adequately compensate us for any losses incurred as a result of natural or other disasters. In areas prone to frequent natural or other disasters, insurance may become increasingly expensive or not available at all.

We face significant competition that may cause us to lose market share and could negatively affect our ability to expand our operations, and we may be unable to compete effectively with larger companies.

        The water solutions business is highly competitive. Some of our competitors have a similarly broad geographic scope, as well as greater financial and other resources than we do, while others focus on specific basins only and may have local competitive cost efficiencies as a result. Additionally, there may be new companies that enter the water solutions business or our existing and potential customers may develop their own water solutions businesses. Our ability to maintain current revenue and cash flows, and our ability to expand our operations, could be adversely affected by the activities of our competitors and our customers. If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the prices at which they offer their services, we may be unable to effectively compete. If our existing and potential customers develop their own water solutions businesses, we may not be able to effectively replace that revenue. All of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition.

        The oil and gas industry is intensely competitive, and we compete with other companies that have greater resources than us. Many of our larger competitors provide a broader base of services on a regional, national or worldwide basis. These companies may have a greater ability to continue oilfield service activities during periods of low commodity prices, to contract for equipment, to secure trained personnel, to secure contracts and permits and to absorb the burden of present and future federal, state, provincial, local and other laws and regulations (as applicable). Any inability to compete effectively with larger companies could have a material adverse impact on our financial condition and results of operations.

We may be unable to implement price increases or maintain existing prices on our core services.

        We periodically seek to increase the prices on our services to offset rising costs and to generate higher returns for our stockholders. However, we operate in a very competitive industry and as a result, we are not always successful in raising, or maintaining, our existing prices. Additionally, during periods of increased market demand, a significant amount of new service capacity, including new well service rigs, fluid hauling trucks and coiled tubing units, may enter the market, which also puts pressure on the pricing of our services and limits our ability to increase prices.

        Even when we are able to increase our prices, we may not be able to do so at a rate that is sufficient to offset such rising costs. In periods of high demand for oilfield services, a tighter labor market may result in higher labor costs. During such periods, our labor costs could increase at a greater rate than our ability to raise prices for our services. Also, we may not be able to successfully increase prices without adversely affecting our activity levels. The inability to maintain our pricing and to increase our pricing as costs increase could have a material adverse effect on our business, financial position and results of operations.

Our operations involve risks that may increase our operating costs, which could reduce our profitability.

        Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, our operations are subject to hazards inherent in the manufacturing and marketing of chemical and other products. These hazards include: chemical spills, pipeline leaks and ruptures, storage tank leaks, discharges or releases of toxic or hazardous substances or gases and other hazards incident to the manufacturing, processing, handling, transportation and storage of hazardous chemicals. We are also potentially subject to other hazards, including natural disasters and severe weather; explosions and fires; transportation problems, including interruptions, spills and leaks; mechanical failures; unscheduled downtimes; labor difficulties; remediation complications; and other risks. Many potential hazards can cause bodily injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties and liabilities. Furthermore, we are subject to present and future claims with respect to workplace exposure, exposure of contractors on our premises as well as other persons located nearby, workers' compensation and other matters.

        We maintain property, business interruption, products liability and casualty insurance policies which we believe are in accordance with customary industry practices, as well as insurance policies covering other types of risks, including pollution legal liability insurance, but we are not fully insured against all potential hazards and risks incident to our business. Each of these insurance policies is subject to customary exclusions, deductibles and coverage limits, in accordance with industry standards and practices. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our business, results of operations, financial condition and liquidity.

        In addition, we are subject to various claims and litigation in the ordinary course of business. We are a party to various pending lawsuits and proceedings. For more information, see "Business—Legal Proceedings" below.

Our success depends on key members of our management, the loss of any of whom could disrupt our business operations.

        We depend to a large extent on the services of some of our executive officers. The loss of the services of one or more of our key executives could increase our exposure to the other risks described in this "Risk Factors" section. We do not maintain key man insurance on any of our personnel other than John D. Schmitz, our Executive Chairman.

Our industry has experienced a high rate of employee turnover. Any difficulty we experience replacing or adding personnel could have a material adverse effect on our liquidity, results of operations and financial condition.

        We are dependent upon the available labor pool of skilled employees and may not be able to find enough skilled labor to meet our needs, which could have a negative effect on our growth. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Our services require skilled workers who can perform physically demanding work. As a result of our industry volatility, including the recent and pronounced decline in drilling activity, as well as the demanding nature of the work, many workers have left the oilfield services section to pursue employment in different fields. If we are unable to retain or meet growing demand for skilled technical personnel, our operating results and our ability to execute our growth strategies may be adversely affected.

Delays or restrictions in obtaining permits by us for our operations or by our customers for their operations could impair our business.

        In most states, our operations and the operations of our oil and gas producing customers require permits from one or more governmental agencies in order to perform drilling and completion activities, secure water rights, construct impoundments tanks and operate pipelines or trucking services. In the United States, such permits are typically issued by state agencies, but federal and local governmental permits may also be required. Similarly, in Canada, permits are generally issued by provincial agencies. However, federal permits are required for certain activities, such as where a project occurs on lands under federal jurisdiction. Where projects occur on unoccupied Crown lands, treaty lands or in proximity to Reserves, project proponents may face significant delays due to challenges from First Nations people because First Nations have constitutionally guaranteed rights to hunt, trap and fish. Project proponents must conduct adequate consultation with affected First Nations, and projects may encounter lengthy delays if court challenges are made in regards to inadequate consultation. The requirements for such permits vary depending on the location where such drilling and completion, and pipeline and gathering, activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued, the conditions that may be imposed in connection with the granting of the permit and whether the permit may be terminated. In addition, some of our customers' drilling and completion activities may take place on federal land or Native American lands, requiring leases and other approvals from the federal government or Native American tribes to conduct such drilling and completion activities. Under certain circumstances, federal agencies may cancel proposed leases for federal lands and refuse to grant or delay required approvals. Therefore, our customers' operations in certain areas of the United States may be interrupted or suspended for varying lengths of time, causing a loss of revenue to us and adversely affecting our results of operations in support of those customers.

In the future we may face increased obligations relating to the closing of our wastewater disposal facilities and may be required to provide an increased level of financial assurance to guarantee that the appropriate closure activities will occur for a wastewater disposal facility.

        Obtaining a permit to own or operate wastewater disposal facilities generally requires us to establish performance bonds, letters of credit or other forms of financial assurance to address remediation and closure obligations. As we acquire additional wastewater disposal facilities or expand our existing wastewater disposal facilities, these obligations will increase. Additionally, in the future, regulatory agencies may require us to increase the amount of our closure bonds at existing wastewater disposal facilities. Moreover, actual costs could exceed our current expectations, as a result of, among other things, federal, state or local government regulatory action, increased costs charged by service providers that assist in closing wastewater disposal facilities and additional environmental remediation requirements. Increased regulatory requirements regarding our existing or future wastewater disposal facilities, including the requirement to pay increased closure and post-closure costs or to establish increased financial assurance for such activities could substantially increase our operating costs and cause our available cash that we have to distribute to our unitholders to decline.

Constraints in the supply of equipment used in providing services to our customers and replacement parts for such could affect our ability to execute our growth strategies.

        Equipment used in providing services to our customers is normally readily available. Market conditions could trigger constraints in the supply chain of certain equipment or replacement parts for such equipment, which could have a material adverse effect on our business. The majority of our risk associated with supply chain constraints occurs in those situations where we have a relationship with a single supplier for a particular resource.

If we are unable to fully protect our intellectual property rights, we may suffer a loss in our competitive advantage or market share.

        We do not have patents or patent applications relating to many of our proprietary chemicals. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology or services, our competitive advantage would be diminished. We also cannot assure you that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes.

Technology advancements in well service technologies, including those involving recycling of saltwater or the replacement of water in fracturing fluid, could have a material adverse effect on our business, financial condition and results of operations.

        The oilfield services industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. The saltwater disposal industry is subject to the introduction of new waste treatment and disposal techniques and services using new technologies including those involving recycling of saltwater, some of which may be subject to patent protection. As competitors and others use or develop new technologies or technologies comparable to ours in the future, we may lose market share or be placed at a competitive disadvantage. For example, some oil and gas producers are focusing on developing and utilizing non-water fracturing techniques, including those utilizing propane, carbon dioxide or nitrogen instead of water. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or products at all, on a timely basis or at an acceptable cost. New technology could also make it easier for our customers to vertically integrate their operations or reduce the amount of waste produced in oil and gas drilling and production activities, thereby reducing or eliminating the need for third-party disposal. Limits on our ability to effectively use or implement new technologies may have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by uncertainty in the global financial markets and a worldwide economic downturn.

        Our future results may be impacted by uncertainty caused by a worldwide economic downturn, continued volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that may negatively affect us or parties with whom we do business resulting in a reduction in our customers' spending and their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments or the failure of major suppliers to complete orders. Additionally, credit market conditions may change slowing our collection efforts as customers may experience increased difficulty in obtaining requisite financing, potentially leading to lost revenue and higher than normal accounts receivable. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense to us.

        The current global economic environment may adversely impact our ability to issue debt. Any economic uncertainty may cause institutional investors to respond to their borrowers by increasing interest rates, enacting tighter lending standards or refusing to refinance existing debt upon its maturity or on terms similar to the expiring debt. However, due to the above listed factors, we cannot be certain that additional funding will be available if needed and, to the extent required, on acceptable terms.

Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

        Our operations are subject to hazards inherent in the oil and gas industry, such as, but not limited to, accidents, blowouts, explosions, craterings, fires, oil spills and releases of drilling, completion or fracturing fluids or wastewater into the environment. These conditions can cause:

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  disruption in operations;

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  substantial repair or remediate costs;

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  personal injury or loss of human life;

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  significant damage to or destruction of property, plant and equipment;

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  environmental pollution, including groundwater contamination;

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  impairment or suspension of operations; and

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  substantial revenue loss.

        The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition. Any interruption in our services due to pipeline breakdowns or necessary maintenance or repairs could reduce sales revenues and earnings. In addition, claims for loss of oil and gas production and damage to formations can occur in the well services industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.

        We do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.

The deterioration of the financial condition of our customers could adversely affect our business.

        During times when the gas or crude oil markets weaken, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers' spending for our services. In addition, in the course of our business we hold accounts receivable from our customers. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense or loss of expected revenues to us.

We may be required to take write-downs of the carrying values of our long-lived assets and finite-lived intangible assets.

        We evaluate our long-lived assets, such as property and equipment, and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, economics and other factors, we may be required to write down the carrying value of our long-lived and finite-lived intangible assets. In the nine months ended September 30, 2017, we did not record an impairment on our long-lived assets or an impairment on our finite-lived intangible assets.

We may be required to take a write-down of the carrying value of goodwill.

        We conduct our annual goodwill impairment assessment during the fourth quarter of each year, or more frequently if an event or circumstance indicates that they carrying value of reporting unit may exceed the fair value. When possible impairment is indicated, we value the implied goodwill to compare it with the carrying amount of goodwill. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge is recorded. The fair value of goodwill is based on estimates and assumptions applied by us such as revenue growth rates, operating margins, weighted-average costs of capital, market multiples, and future market conditions and as affected by numerous factors, including the general economic environment and levels of exploration and production activity of oil and gas companies, our financial performance and trends, and our strategies and business plans, among others. As a result of this annual impairment assessment, we may be required to write down the carrying value of goodwill. In the nine months ended September 30, 2017, we did not record an impairment on goodwill.

Seasonal weather conditions and natural disasters could severely disrupt normal operations and harm our business.

        Our water solutions operations are located primarily in the southern, mid-western and eastern United States. We also have fluids management operations in Western Canada. Certain of these areas are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice or rain, we may be unable to move our equipment between locations, thereby reducing our ability to provide services and generate revenues. In particular, in Canada, wet weather and the spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. The timing and length of the road bans depend on weather conditions leading to the spring thaw and during the thawing period. Additionally, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months, because the ground surrounding the drilling sites in these areas consists of swampy terrain known as muskeg. Rigs and other necessary equipment cannot cross this terrain to reach the drilling site until the muskeg freezes. Additionally, extended drought conditions in our operating regions could impact our ability to source sufficient water for our customers or increase the cost for such water. As a result, a natural disaster or inclement weather conditions could severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations.

We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

        The oil and gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and to process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Our insurance coverage for cyberattacks may not be sufficient to cover all the losses we may experience as a result of such cyberattacks.

A terrorist attack or armed conflict could harm our business.

        The occurrence or threat of terrorist attacks in the United States, Canada or other countries, anti-terrorist efforts and other armed conflicts involving the United States, Canada or other countries, including continued hostilities in the Middle East, may adversely affect the United States, Canada and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

        We have entered into a significant number of transactions with related parties. The details of certain of these transactions are set forth in the section "Certain Relationships and Related Party Transactions." Related party transactions create the possibility of conflicts of interest with regard to our management. Such a conflict could cause an individual in our management to seek to advance his or her economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Our board of directors regularly reviews these transactions. Notwithstanding this, it is possible that a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition.

The adoption of more stringent trucking legislation or regulations may increase our costs and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

        In connection with the services we provide in the United States and Canada, we operate as a motor carrier and therefore are subject to regulation by the U.S. Department of Transportation (the "U.S. DOT") and analogous U.S. state agencies, and by Transport Canada and analogous provincial agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations and regulatory safety. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible legislative and regulatory changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations and changes in the regulations that govern the amount of time a driver may drive in any specific period, onboard black box recorder devices or limits on vehicle weight and size.

        In the United States, interstate motor carrier operations are subject to safety requirements developed and implemented by the U.S. DOT. Intrastate motor carrier operations often are subject to state safety regulations that mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state laws and regulations. In Canada, as the Canadian government continues to develop and propose regulations relating to fuel quality, engine efficiency and GHG emissions, we may experience an increase in costs related to truck purchases and maintenance, impairment of equipment productivity, a decrease in the residual value of vehicles, unpredictable fluctuations in fuel prices and an increase in operating expenses. Increased truck traffic may contribute to deteriorating road conditions in some areas where our operations are performed. Our operations, including routing and weight restrictions, could be affected by road construction, road repairs, detours and state and local regulations and ordinances restricting access to certain roads. In addition, proposals to increase taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. Also, local regulation of permitted routes and times on specific roadways could adversely affect our operations. We cannot predict whether, or in what form, any legislative or regulatory changes or municipal ordinances applicable to our logistics operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our business or operations.

        From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, which may increase our costs or adversely affect the recruitment of drivers. Management cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted. We may be required to increase operating expenses or capital expenditures in order to comply with any new laws, regulations or other restrictions.

Disruptions in the transportation services of trucking companies transporting wastewater and other oilfield products could have a material adverse effect on our results.

        We use trucks to transport some produced water to our wastewater disposal facilities, as well as to transport sand in the Rockies and Bakken areas. In recent years, certain states, such as North Dakota and Texas, and state counties have increased enforcement of weight limits on trucks used to transport raw materials on their public roads. It is possible that the states, counties and cities in which we operate our business may modify their laws to further reduce truck weight limits or impose curfews or other restrictions on the use of roadways. Such legislation and enforcement efforts could result in delays in, and increased costs to, transport produced water to our wastewater disposal facilities or to transport sand, which may either increase our operating costs or reduce the amount of produced water transported to our facilities or sand hauled for our customers. Such developments could decrease our operating margins or amounts of produced water or sand and thereby have a material adverse effect on our results of operations and financial condition.

A significant increase in fuel prices may adversely affect our transportation costs, which could have a material adverse effect on our results of operations and financial condition.

        Fuel is one of our significant operating expenses, and a significant increase in fuel prices could result in increased transportation costs. The price and supply of fuel is unpredictable and fluctuates based on events such as geopolitical developments, supply and demand for oil and gas, actions by oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and weather concerns. A significant increase in fuel prices could increase the price of, and therefore reduce demand for, our services, which could affect our results of operations and financial condition.

Our Canadian operations subject us to currency translation risk, which could cause our results to fluctuate significantly from period to period.

        A portion of our revenue is derived from our Canadian activities and operations. As a result, we translate the results of our operations and financial condition of our Canadian operations into U.S. dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange rate between the two currencies. Fluctuations in foreign currency exchange rates could affect our revenue, expenses and operating margins. As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. Currently, we do not hedge our exposure to changes in foreign exchange rates.

Risks Related to our Class A Common Stock

We do not expect to pay any dividends to the holders of the Class A common stock in the foreseeable future and the availability and timing of future dividends, if any, is uncertain.

        We currently intend to retain future earnings, if any, to finance the expansion of our business, including the repayment of our debt, and do not expect to declare or pay any dividends on our Class A common stock in the foreseeable future. Our Credit Agreement places certain restrictions on the ability of us and our subsidiaries to pay dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay. We may amend our Credit Agreement or enter into new debt arrangements that also prohibit or restrict our ability to pay dividends on our Class A common stock.

        Subject to such restrictions, our board of directors will determine the amount and timing of stockholder dividends, if any, that we may pay in future periods. In making this determination, our directors will consider all relevant factors, including the amount of cash available for dividends, capital expenditures, covenants, prohibitions or limitations with respect to dividends, applicable law, general operational requirements and other variables. We cannot predict the amount or timing of any future dividends you may receive, and if we do commence the payment of dividends, we may be unable to pay, maintain or increase dividends over time. Therefore, you may not be able to realize any return on your investment in our Class A common stock for an extended period of time, if at all. Please read "Dividend Policy."

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

        Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. We are not currently required to comply with the SEC's rules implementing Section 404 of Sarbanes-Oxley and therefore are not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Sections 302 and 404 of Sarbanes-Oxley. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.

Since we are an "emerging growth company," we are not required to comply with certain disclosure requirements that are applicable to other public companies and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies, including, but not limited to, longer phase-in periods for the adoption of new or revised financial accounting standards, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act, until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

        We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our Class A common stock price may be more volatile. Under the JOBS Act, "emerging growth companies" can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Future sales of our equity securities, or the perception that such sales may occur, may depress our share price, and any additional capital raised through the sale of equity or convertible securities may dilute your ownership in us.

        Subject to certain limitations and exceptions, Legacy Owner Holdco and its permitted transferees may exchange their SES Holdings LLC Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may in the future issue our previously authorized and unissued securities. We are authorized to issue 350 million shares of Class A common stock, 40 million shares of Class A-2 common stock, 150 million shares of Class B common stock and 50 million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. The potential issuance of such additional shares of equity securities will result in the dilution of the ownership interests of the holders of our Class A common stock and may create downward pressure on the trading price, if any, of our Class A common stock. The registration rights of our Legacy Owners and the holders of our Class A-2 common stock and the sales of substantial amounts of our Class A common stock following the effectiveness of the shelf registration statements for the benefit of such holders, or the perception that these sales may occur, could cause the market price of our Class A common stock to decline and impair our ability to raise capital. We also may grant additional registration rights in connection with any future issuance of our capital stock.

        We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, the share price for our Class A common stock could decline.

        The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A common stock or if our operating results do not meet their expectations, the share price of our Class A common stock could decline.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage a takeover attempt even if a takeover might be beneficial to our stockholders.

        Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our capital stock. These rights may have the effect of delaying or deterring a change of control of our company. Additionally, our amended and restated bylaws establish limitations on the removal of directors and on the ability of our stockholders to call special meetings and include advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. See "Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law." These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock.

        In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreements, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. See "Risks Related to Our Organizational Structure—In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements."

Legacy Owner Holdco controls a significant percentage of our voting power.

        Legacy Owner Holdco beneficially owns 89.2% of our Class B common stock and the Class B common stock represents approximately 33.9% of our outstanding voting capital stock. See "Summary—Organization—144A Offering Reorganization." In addition, certain of our directors are currently employed by Crestview Advisors, L.L.C. ("Crestview Partners"), our private equity sponsor and, through Crestview GP, the manager of funds that hold the largest equity interest in Legacy Owner Holdco. Other funds controlled by Crestview GP also have an interest in our currently outstanding shares of our Class A common stock, representing an additional 3.6% of our outstanding voting capital. Collectively, these holders control approximately 37.4% of our voting shares. Holders of Class A common stock, Class A-2 common stock and Class B common stock generally will vote together as a single class on all matters presented to our stockholders for their vote or approval. Consequently, Legacy Owner Holdco will be able to strongly influence all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions, regardless of whether other stockholders believe that a transaction is in their own best interests. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely affect our business or prospects.

        Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in any business opportunity that involves any aspect of the energy business or industry and that may be from time to time presented to any member of (i) Legacy Owner Holdco; Crestview Partners II SES Investment, LLC ("Crestview Holdings A"); any funds, limited partnerships or other investment entities or vehicles managed by Crestview Partners or controlled by Crestview GP; B-29 Investments, LP; Sunray Capital, LP; Proactive Investments, LP and their respective affiliates, other than us (collectively, the "SES Group"); (ii) SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. and their respective affiliates, other than us (collectively, the "SCF Group"); (iii) the other entities (existing and future) that participate in the energy industry and in which the SES Group and SCF Group own substantial equity interests (the "Portfolio Companies") or (iv) any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the SES Group, the SCF Group or the Portfolio Companies, including our Executive Chairman, John D. Schmitz, our director, David C. Baldwin, and our Executive Vice President, Business Strategy, Cody Ortowski, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Mr. Schmitz controls both B-29 Investments, LP and Sunray Capital, LP and is a direct and indirect beneficiary of these provisions in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation further provides that no such person or party shall be liable to us by reason of the fact that such person pursues any such business opportunity, or fails to offer any such business opportunity to us.

        As a result, any member of the SES Group, SCF Group or the Portfolio Companies or any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the SES Group, SCF Group or the Portfolio Companies may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, by renouncing our interest and expectancy in any business opportunity that may be from time to time presented to any member of the SES Group, SCF Group or the Portfolio Companies or any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the SES Group, SCF Group or the Portfolio Companies, our business or prospects could be adversely affected if attractive business opportunities are procured by such parties for their own benefit rather than for ours. See "Certain Relationships and Related Party Transactions."

A significant reduction by Crestview GP or the SCF Group of either of their respective ownership interests in us could adversely affect us.

        We believe that Crestview GP's and the SCF Group's beneficial ownership interests in us provides each with an economic incentive to assist us to be successful. Neither Crestview GP nor the SCF Group is subject to any obligation to maintain its ownership interest in us and either may elect at any time to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If either Crestview GP or the SCF Group sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliate(s) that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

        Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

        Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee or agent of ours arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee or agent of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated

certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Risks Related to Our Organizational Structure

We are a holding company. Our sole material asset is our equity interest in SES Holdings, and accordingly, we are dependent upon distributions and payments from SES Holdings to pay taxes, make payments under the Tax Receivable Agreements and cover our corporate and other overhead expenses.

        We are a holding company and have no material assets other than our equity interest in SES Holdings. Please see "Summary—Organization." We have no independent means of generating revenue. To the extent SES Holdings has available cash, we intend to cause SES Holdings to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreements we entered into with the TRA Holders and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. We will be limited, however, in our ability to cause SES Holdings and its subsidiaries to make these and other distributions or payments to us due to certain limitations, including the restrictions under our Credit Agreement and the cash requirements and financial condition of SES Holdings. To the extent that we need funds and SES Holdings or its subsidiaries are restricted from making such distributions or payments under applicable law or regulations or under the terms of their financing arrangements or are otherwise unable to provide such funds, our liquidity and financial condition could be adversely affected.

We will be required to make payments under the Tax Receivable Agreements for certain tax benefits we may claim, and the amounts of such payments could be significant.

        In connection with the Select 144A Offering, we entered into two Tax Receivable Agreements which generally provide for the payment by us to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances as a result of certain tax basis increases, net operating losses available to us as a result of certain reorganization transactions entered into in connection with the Select 144A Offering, and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings.

        The term of each Tax Receivable Agreement commenced upon the completion of the Select 144A Offering and will continue until all tax benefits that are subject to such Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreements (or the Tax Receivable Agreements are terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control) and we make the termination payment specified in the Tax Receivable Agreements. In addition, payments we make under the Tax Receivable Agreements will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreements are not terminated and we have sufficient taxable income to utilize all of the tax benefits subject to the Tax Receivable Agreements, the payments due under the Tax Receivable Agreement entered into with Legacy Owner Holdco and Crestview GP are expected to commence in late 2020 and to continue for 20 years after the date of the last exchange of SES Holdings LLC Units, and the payments due under the Tax Receivable Agreement entered into with an affiliate of the Contributing Legacy Owners are expected to commence in late 2020 and to continue for five taxable years following the Select 144A Offering.

        The payment obligations under the Tax Receivable Agreements are our obligations and not obligations of SES Holdings, and we expect that the payments we will be required to make under the Tax Receivable Agreements will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreements is by its nature imprecise. For purposes of the Tax Receivable Agreements, cash savings in tax generally will be calculated by comparing our actual tax liability (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreements. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreements are dependent upon future events and significant assumptions, including the timing of the exchanges of SES Holdings LLC Units, the market price of our Class A common stock at the time of each exchange (since such market price will determine the amount of tax basis increases resulting from the exchange), the extent to which such exchanges are taxable transactions, the amount of the exchanging unitholder's tax basis in its SES Holdings LLC Units at the time of the relevant exchange, the depreciation and amortization periods that apply to the increase in tax basis, the amount of net operating losses available to us as a result of reorganization transactions entered into in connection with the Select 144A Offering, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of our payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis.

        Certain of the TRA Holders' rights under the Tax Receivable Agreements are transferable in connection with a permitted transfer of SES Holdings LLC Units or if the TRA Holder no longer holds SES Holdings LLC Units. The payments under the Tax Receivable Agreements will not be conditioned upon the continued ownership interest in either SES Holdings or us of any holder of rights under the Tax Receivable Agreements. Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements.

        If we elect to terminate the Tax Receivable Agreements early or they are terminated early due to our failure to honor a material obligation thereunder or due to certain mergers, asset sales, other forms of business combinations or other changes of control, our obligations under the Tax Receivable Agreements would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreements (determined by applying a discount rate of the lesser of 6.50% per annum, compounded annually, or one-year London Interbank Offered Rate ("LIBOR") plus 100 basis points); and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreements, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements, (ii) the assumption that any SES Holdings LLC Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) certain loss or credit carryovers will be utilized in the taxable year that includes the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        As a result of either an early termination or a "change of control" (as defined in the Tax Receivable Agreements, as amended), we could be required to make payments under the Tax Receivable Agreements that exceed our actual cash tax savings under the Tax Receivable Agreements. In these situations, our obligations under the Tax Receivable Agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreements were terminated immediately after the Rockwater Merger, the estimated termination payments would have been approximately $174.1 million (calculated using a discount rate equal to the lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $234.9 million) in the aggregate. The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreements.

        Payments under the Tax Receivable Agreements will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreements if any tax benefits that have given rise to payments under the Tax Receivable Agreements are subsequently disallowed, except that excess payments made to the TRA Holders will be netted against payments that would otherwise be made to the TRA Holders, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

        Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

If SES Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and SES Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreements even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

        We intend to operate such that SES Holdings does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is a partnership, the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of SES Holdings LLC Units pursuant to an Exchange Right (or our Call Right) or other transfers of SES Holdings LLC Units could cause SES Holdings to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that exchanges or other transfers of SES Holdings LLC Units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of SES Holdings and Legacy Owner Holdco, and the SES Holdings LLC Agreement, provides for limitations on the ability of unitholders of SES Holdings to transfer their SES Holdings LLC Units and will provide us, as managing member of SES Holdings, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of SES Holdings to exchange their SES Holdings LLC Units pursuant to an Exchange Right to the extent we believe it is necessary to ensure that SES Holdings will continue to be treated as a partnership for U.S. federal income tax purposes.

        If SES Holdings were to become a publicly traded partnership, significant tax inefficiencies might result for us and for SES Holdings. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreements, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreements, even if the corresponding tax benefits (including any claimed increase in the tax basis of SES Holdings' assets) were subsequently determined to have been unavailable.

Legacy Owner Holdco and the Legacy Owners may have interests that conflict with holders of shares of our Class A common stock.

        Legacy Owner Holdco owns approximately 33.9% of the outstanding SES Holdings LLC Units. Because it holds a portion of its ownership interest in our business in the form of direct ownership interests in SES Holdings rather than through us, Legacy Owner Holdco may have conflicting interests with holders of shares of Class A common stock. For example, Legacy Owner Holdco may have different tax positions from us, and decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may affect the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreements. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

Our ability to use Rockwater's net operating loss carryforwards may be limited.

        As of September 30, 2017, Rockwater had approximately $113.7 million of U.S. federal net operating loss carryforwards ("NOLs"), which will begin to expire in 2029, approximately $79.2 million of state NOLs which will begin to expire in 2018, and approximately $3.4 million of foreign NOLs, which will begin to expire in 2035. Utilization of these NOLs depends on many factors, including our future income, which cannot be assured. In addition, Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an "ownership change" (as determined under Section 382 of the Code). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of the relevant corporation's stock change their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change has occurred, or were to occur, utilization of the NOLs would be subject to an annual limitation under Section 382 of the Code, determined by multiplying the value of the relevant corporation's stock at the time of the ownership change by the applicable long-term tax-exempt rate as defined in Section 382 of the Code, and potentially increased for certain gains recognized within five years after the ownership change if we have a net built-in gain in our assets at the time of the ownership change. Any unused annual limitation may be carried over to later years until they expire. Rockwater experienced an ownership change in connection with the Rockwater Merger. As a result, some or all of our U.S. federal, state or foreign NOLs could expire before they can be used. In addition, future ownership changes or changes to the U.S. tax laws could limit our ability to utilize our NOLs. To the extent we are not able to offset our future income with our NOLs, this would adversely affect our operating results and cash flows if we attain profitability.

Recently enacted changes to the U.S. federal tax laws could have a negative impact on our business operations, financial condition and earnings.

        Recently enacted legislation will result in significant changes to the U.S. federal tax laws. Although this legislation includes a provision for lower corporate income tax rates, those rate reductions could be offset by other changes intended to broaden the tax base, for example, by limiting the ability to deduct interest expense and net operating losses. We have not yet determined the impact that these changes could have on us, and that impact could be substantial. These changes to the U.S. federal tax laws could have a negative impact on our operating results, financial condition and business operations. Prospective investors are urged to consult their tax advisors regarding the effect of these changes to the U.S. federal tax laws on an investment in the shares of our common stock.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The information in this prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, financial position, risks, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "could," "believe," "anticipate," "intend," "estimate," "expect," "project," "preliminary," "forecast" and similar expressions or variations are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the cautionary statements included in this prospectus. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

  •
  the ultimate timing, outcome and results of integrating our operations with the operations of Rockwater;

  •
  the effects of our business combination with Rockwater, including the combined company's future financial condition, results of operations, strategy and plans;

  •
  potential adverse reactions or changes to business relationships resulting from the completion of the Rockwater Merger;

  •
  expected benefits from the Rockwater Merger and the ability of the combined company to realize those benefits;

  •
  the results of any merger-related litigation, settlements and investigations;

  •
  the level of capital spending by U.S. and Canadian oil and gas companies;

  •
  trends and volatility in oil and gas prices;

  •
  demand for our services;

  •
  regional impacts to our business, including our key infrastructure assets within the Bakken;

  •
  our level of indebtedness and our ability to comply with covenants contained in our Credit Agreement or future debt instruments;

  •
  our access to capital to fund expansions, acquisitions and our working capital needs and our ability to obtain debt or equity financing on satisfactory terms;

  •
  our safety performance;

  •
  the impact of current and future laws, rulings and governmental regulations, including those related to hydraulic fracturing, accessing water, disposing of wastewater and various environmental matters;

  •
  our ability to retain key management and employees;

  •
  the impacts of competition on our operations;

  •
  our ability to hire and retain skilled labor;

  •
  delays or restrictions in obtaining permits by us or our customers;

  •
  constraints in supply or availability of equipment used in our business;

  •
  the impacts of advancements in drilling and well service technologies;

  •
  changes in global political or economic conditions, generally, and in the markets we serve;

  •
  accidents, weather, seasonality or other events affecting our business; and

  •
  the other risks identified in this prospectus including, without limitation, those under the headings "Risk Factors," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Party Transactions."

        These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Our future results will depend upon various other risks and uncertainties, including those described elsewhere in this prospectus. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement.

 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling stockholders.

 PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Our Class A common stock began trading on the NYSE under the ticker symbol "WTTR" on April 21, 2017. Prior to that, there was no public market for our common stock. The table below sets forth, for the periods indicated, the high and low sales prices per share of our Class A common stock since April 21, 2017, our first trading date.

	WTTR share
			Dividends Per Share
	High	Low
2017
Second Quarter(1)	$16.60	$11.38	N/A
Third Quarter	$17.25	$11.22	N/A
Fourth Quarter	$18.44	$14.44	N/A

(1)
For the period from April 21, 2017 through June 30, 2017.

        On January 11, 2018, the closing price of our Class A common stock was $19.76. As of January 12 2018, prior to the conversion our Class A-2 common stock into Class A common stock upon effectiveness of this registration statement, there were 59,182,176 shares of our Class A common stock outstanding, held of record by 124 holders, and 40,331,989 shares of our Class B common stock outstanding, held by seven holders. The foregoing numbers of holders of our common stock do not include DTC participants or beneficial owners holding shares through nominee names.

 DIVIDEND POLICY

        We have not paid dividends to holders of our Class A common stock. We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations and financial condition, capital requirements, business prospects, statutory and contractual restrictions on our ability to pay dividends, including restrictions contained in our credit agreement and other factors our board of directors may deem relevant.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

        The following table presents our selected historical and pro forma financial data for the periods and as of the dates indicated. The historical financial data as of and for the years ended December 31, 2016 and 2015 were derived from our audited historical consolidated financial statements and the notes thereto included elsewhere in this prospectus. The historical financial data as of and for the nine months ended September 30, 2017 and 2016 were derived from the unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

        The selected unaudited pro forma financial data as of and for the year ended December 31, 2016 and as of and for the nine months ended September 30, 2017 were derived from the unaudited pro forma financial statements for such periods and as of such dates included elsewhere in this prospectus, which have been prepared to give pro forma effect to (i) the Select 144A Offering, and the application of the net proceeds therefrom, including the net proceeds from the exercise of the initial purchasers' over-allotment option, and the related reorganization (as described in "Summary—Organization—144A Offering Reorganization"), (ii) Rockwater's private placement of 8,797,500 shares of Rockwater Class A-1 Common Stock (the "Rockwater 144A Offering") and the application of the net proceeds therefrom, including the application of the net proceeds from the exercise of the initial purchasers' over-allotment option, (iii) the Crescent Merger (as described in "Summary—Recent Developments"), (iv) our IPO and the application of the net proceeds therefrom, including the application of the net proceeds from the exercise of the underwriters' over-allotment option (as described in "Summary—Recent Developments"), (v) the conversion of our Class A-1 common stock into shares of our Class A common stock on a one-for-one basis as a result of the effectiveness of the shelf registration statement on Form S-1 registering such shares for resale (as described in "Summary—Organization—144A Offering Reorganization"), and (vi) the Rockwater Merger and the related reorganization (as described under "Summary—Organization—Rockwater Merger Reorganization"), as if such transactions had been completed as of January 1, 2016. This pro forma information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The selected unaudited pro forma financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had such transactions been consummated on the date indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

        Historical results are not necessarily indicative of the results we expect in future periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to,

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Historical				Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2016	2015	2017	2016
	(in thousands)
	(unaudited)				(unaudited)
Statement of Operations Data:
Revenue
Water solutions and related services	$311,275	$173,157	$241,455	$427,496	$649,716	$496,096
Accommodations and rentals	38,457	19,585	27,151	52,948	38,457	27,151
Wellsite completion and construction services	38,522	22,923	33,793	55,133	38,522	33,793
Oilfield chemical product sales	—	—	—	—	150,053	108,831

Total revenue	388,254	215,665	302,399	535,577	876,748	665,871
Costs of revenue
Water solutions and related services	226,737	144,653	200,399	332,411	496,920	425,170
Accommodations and rentals	30,697	15,527	22,019	37,957	30,697	22,019
Wellsite completion and construction services	32,155	19,817	29,089	48,356	32,155	29,089
Oilfield chemical product sales	—	—	—	—	133,092	105,394
Depreciation and amortization	67,144	73,874	95,020	104,608	106,900	147,499

Total costs of revenue	356,733	253,871	346,527	523,332	799,764	729,171

Gross profit (loss)	31,521	(38,206)	(44,128)	12,245	76,984	(63,300)
Operating expenses
Selling, general and administrative	49,298	25,928	34,643	56,548	90,219	80,487
Depreciation and amortization	1,312	1,644	2,087	3,104	11,681	16,625
Impairment of goodwill and other intangible assets	—	138,666	138,666	21,366	—	138,666
Impairment of property and equipment	—	60,026	60,026	—	—	61,034
Lease abandonment costs	2,871	13,169	19,423	—	2,871	19,423
Restructuring charges	—	—	—	—	2,406	8,169
Gain on disposal of property and equipment	—	—	—	—	(1,178)	(1,746)

Total operating expenses	53,481	239,433	254,845	81,018	105,999	322,658

Loss from operations	(21,960)	(277,639)	(298,973)	(68,773)	(29,015)	(385,958)
Other income (expense)
Interest expense, net	(1,885)	(11,792)	(16,128)	(13,689)	(1,783)	(1,552)
Foreign currency gains	—	—	—	—	464	301
Other income, net	3,342	588	629	893	3,591	1,252

Loss from operations before taxes	(20,503)	(288,843)	(314,472)	(81,569)	(26,743)	(385,957)
Tax benefit (expense)	326	(392)	524	(324)	3,510	(266)

Net loss from continuing operations	—	—	(313,948)	(81,893)	(23,233)	(386,223)
Net income from discontinued operations, net of tax	—	—	—	21	—	—

Net loss	$(20,177)	$(289,235)	$(313,948)	$(81,872)	$(23,233)	$(386,223)

Net loss per share attributable to common stockholders:
Class A-1—Basic & Diluted	$(0.28)		$(0.05)		$—	$—

Class A-2—Basic & Diluted	$—		$—		$(0.22)	$(3.61)

Class A—Basic & Diluted	$(0.28)		$(0.05)		$(0.22)	$(3.61)

Class B—Basic & Diluted	$—		$—		$—	$—

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(4,249)	$8,078	$5,131	$151,999
Investing activities	(121,535)	(20,372)	(26,955)	(38,703)
Financing activities	128,136	2,730	45,560	(107,348)
Balance Sheet Data (at period end):
Cash and cash equivalents	$42,393		$40,041	$16,305	$35,364
Total assets	552,749		405,066	650,248	1,343,100
Long-term liabilities	26,108		23,974	256,923	105,881
Other Financial Data:
	(unaudited)
EBITDA(1)	$49,838	$(201,533)	$(201,237)	$39,853	$93,621	$(220,281)
Adjusted EBITDA(1)	73,386	10,264	16,944	65,539	120,721	10,599

(1)
We define EBITDA as net income, plus taxes, interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to accounting principles generally accepted in the United States ("GAAP"), plus/(minus) non-cash losses/(gains) on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures, and plus/(minus) foreign currency losses/(gains). Our board of directors, management and investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and non-recurring items outside the control of our management team. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

  EBITDA and Adjusted EBITDA each have limitations as an analytical tool and should not be considered as alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP. Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

        The following table shows a reconciliation of (i) EBITDA and Adjusted EBITDA and (ii) pro forma EBITDA and pro forma Adjusted EBITDA, as applicable, to the most directly comparable GAAP measure, net income (loss).

	Historical				Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2016	2015	2017	2016
	(in thousands)
Net income (loss)	$(20,177)	$(289,235)	$(313,948)	$(81,872)	$(23,233)	$(386,223)
Interest expense	1,885	11,792	16,128	13,689	1,783	1,552
Tax (benefit) expense	(326)	392	(524)	324	(3,510)	266
Depreciation and amortization	68,456	75,518	97,107	107,712	118,581	164,124

EBITDA	49,838	(201,533)	(201,237)	39,853	93,621	(220,281)
Net income from discontinued operations	—	—	—	(21)	—	—
Impairment	49,838	198,692	198,692	21,366	—	199,700
Lease abandonment costs	2,871	13,169	19,423	—	2,871	19,423
Non-recurring severance expense	122	689	886	3,200	936	2,147
Restructuring costs	—	—	—	—	1,592	6,908
Non-recurring deal costs (reimbursement)	5,462	(236)	(236)	2,790	1,428	(236)
Non-cash incentive compensation	1,781	(488)	(487)	(889)	4,873	1,782
Non-cash (gain) loss on sale of subsidiaries and other assets	775	(29)	(97)	(760)	3,256	397
Non-recurring phantom equity and IPO-related compensation	12,537	—	—	—	12,537	—
Inventory write downs	—	—	—	—	71	1,060
Foreign currency gains	—	—	—	—	(464)	(301)

Adjusted EBITDA	$73,386	$10,264	$16,944	$65,539	$120,721	$10,599

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Historical and Pro Forma Financial Data" and our audited and unaudited financial statements and related notes appearing elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." We assume no obligation to update any of these forward-looking statements.

Overview

        We are a leading provider of total water management and chemical solutions to the unconventional oil and gas industry in the United States and Western Canada. Within the major shale plays in the United States, we believe we are a market leader in sourcing and transfer of water (both by permanent pipeline and temporary hose) prior to its use in drilling and completion activities associated with hydraulic fracturing or "fracking," which we collectively refer to as "pre-frac water services." In most of our areas of operations, we provide complementary water-related services that support oil and gas well completion and production activities including containment, monitoring, treatment, flowback and well testing, hauling and water recycling and disposal. We also develop and manufacture a full suite of specialty chemicals used in well completions and production chemicals used to enhance performance over the life of a well. Our services are necessary to establish and maintain production of oil and gas over the productive life of a well. Water and related services are increasingly important as oil and gas E&P companies have increased the complexity and completion intensity of horizontal wells (including the use of longer horizontal wellbore laterals, tighter spacing of frac stages in the laterals and increased water, proppant and chemical use per foot of lateral) in order to improve production and recovery of hydrocarbons. We have historically generated a substantial majority of our revenues through providing total water solutions to our customers, and we believe we are the only company that provides total water solutions together with complementary chemical products and related expertise, which we believe gives us a unique competitive advantage in our industry.

Our Segments

        Prior to the Rockwater Merger, we reviewed our operations through the following three business segments: (i) Water Solutions, (ii) Accommodations and Rentals and (iii) Wellsite Completion and Construction Services. Following the completion of the Rockwater Merger, we offer our services through the following three operating segments: (i) Water Solutions, (ii) Oilfield Chemicals and (iii) Wellsite Services.

  •
  Water Solutions.  Our Water Solutions segment is operated primarily under our subsidiary, Select LLC, and provides water-related services to customers that include major integrated oil companies and independent oil and natural gas producers. These services include: the sourcing of water; the transfer of the water to the wellsite through permanent pipeline infrastructure and temporary hose; the containment of fluids off- and on-location; measuring and monitoring of water; the filtering and treatment of fluids, well testing and handling of flowback and produced formation water; and the transportation and recycling or disposal of drilling, completion and production fluids.

  •
  Oilfield Chemicals.  Our Oilfield Chemicals segment is operated primarily under our subsidiary, Rockwater LLC, and develops, manufactures and provides a full suite of chemicals utilized in hydraulic fracturing, stimulation, cementing and well completions, including polymers that create viscosity, crosslinkers, friction reducers, surfactants, buffers, breakers and other chemical technologies, to leading pressure pumping service companies in the United States. We also provide production chemicals solutions, which are applied to underperforming wells in order to enhance well performance and reduce production costs through the use of production treating chemicals, corrosion and scale monitoring, chemical inventory management, well failure analysis and lab services.

  •
  Wellsite Services.  Our Wellsite Services segment provides a number of services across the U.S. and Canada and is operated primarily under our subsidiaries Peak, Affirm and Rockwater LLC. Peak provides workforce accommodations and surface rental equipment supporting drilling, completion and production operations to the U.S. onshore oil and gas industry. Affirm provides oil and gas operators with a variety of services, including crane and logistics services, wellsite and pipeline construction and field services. Operating under Rockwater LLC, we also offer sand hauling and logistics services in the Rockies and Bakken regions as well as water transfer, containment, fluids hauling and other rental services in Western Canada.

How We Generate Revenue

        We currently generate a significant majority of our revenue through our Water Solutions segment, specifically through total water management associated with hydraulic fracturing. We generate our revenue through customer agreements with fixed pricing terms but no guaranteed throughput amounts. While we have some long-term pricing arrangements, most of our water and water-related services are priced based on prevailing market conditions, giving due consideration to the specific requirements of the customer.

        We also generate revenue through our Oilfield Chemicals segment, which provides completion, specialty chemicals and production chemicals, and our Wellsite Services segment, which provides workforce accommodations and related rentals; a variety of wellsite completion and construction services, including wellsite construction, pipeline construction, field services and well services; sand hauling and fluids logistics services; and water transfer, fluids hauling, containment and rentals services in Canada. We invoice the majority of our Oilfield Chemicals customers for services provided under such segment based on the quantity of chemicals used or pursuant to short-term contracts as the customer's needs arise. We invoice the majority of our customers for services under our Wellsite Services segments on a per job basis or pursuant to short-term contracts as the customer's needs arise.

Costs of Conducting Our Business

        The principal expenses involved in conducting our business are labor costs, equipment costs (including depreciation, repair and maintenance and leasing costs), raw materials and water sourcing costs and fuel costs. Our fixed costs are relatively low and a large portion of the costs we incur in our business are only incurred when we provide water, water-related services, chemicals and chemical-related services to our customers.

        Labor costs associated with our employees represent the most significant costs of our business. The majority of our recurring labor costs are variable and are incurred only while we are providing water and water-related services. We also incur costs to employ personnel to sell and supervise our services and perform maintenance on our assets which are not directly tied to our level of business activity. We also incur selling, general and administrative costs for compensation of our administrative personnel at our field sites and in our corporate headquarters.

        We incur significant equipment costs in connection with the operation of our business, including depreciation, repair and maintenance and leasing costs. Our depreciation costs are expected to decline over the next few years as a result of recent impairments as well as the decline in our capital expenditures over the last three years, which will be partially offset by any future capital expenditures on depreciable assets.

        We incur raw material costs in manufacturing our chemical products, as well as water sourcing costs in connection with obtaining strategic and reliable water sources to provide repeatable water volumes to our customers.

        Fuel costs associated with water transportation are a significant operating cost. Fuel prices impact our transportation costs, which affect the pricing and demand of our services, and have an impact on our results of operations.

Public Company Costs

        General and administrative expenses related to being a publicly traded company include: Exchange Act reporting expenses; expenses associated with compliance with Sarbanes-Oxley; expenses associated with maintaining our listing on the NYSE; incremental independent auditor fees; incremental legal fees; investor relations expenses; registrar and transfer agent fees; incremental director and officer liability insurance costs; and director compensation. We expect that general and administrative expenses related to being a publicly traded company will increase in future periods. Costs incurred by us for corporate and other overhead expenses will be reimbursed by SES Holdings pursuant to the SES Holdings LLC Agreement.

How We Evaluate Our Operations

        We use a variety of operational and financial metrics to assess our performance. Among other measures, management considers each of the following:

  •
  Revenue;

  •
  Gross Profit;

  •
  EBITDA; and

  •
  Adjusted EBITDA.

Revenue

        We analyze our revenue and assess our performance by comparing actual monthly revenue to our internal projections. We also assess incremental changes in revenue compared to incremental changes in direct operating costs, and selling, general and administrative expenses across our operating segments to identify potential areas for improvement, as well as to determine whether segments are meeting management's expectations.

Gross Profit

        To measure our financial performance, we analyze our gross profit, which we define as revenues less direct operating expenses (including depreciation expense). We believe gross profit is a meaningful metric because it provides insight on profitability and true operating performance based on the historical cost basis of our assets. We also compare gross profit to prior periods and across locations to identify underperforming locations.

EBITDA and Adjusted EBITDA

        We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income, plus taxes, interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus/(minus) non-cash losses/(gains) on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures, and plus/(minus) foreign currency losses/(gains). See "—Comparison of Non-GAAP Financial Measures" and "Note Regarding Non-GAAP Financial Measures" for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Factors Affecting the Comparability of Our Results of Operations to Our Historical Results of Operations

        Our future results of operations may not be comparable to our historical results of operations for the periods presented, primarily for the reasons described below.

Rockwater Merger

        On November 1, 2017, we completed the Rockwater Merger whereby we acquired the business, assets and operations of Rockwater. For more information, see "Summary—Recent Developments" and "Summary—Organization—Rockwater Merger Reorganization."

        Our historical financial statements included in this prospectus for periods prior to November 1, 2017 do not include the results of operations of Rockwater. The standalone historical financial statements of Rockwater are included elsewhere in this prospectus. The pro forma financial information presented in this prospectus presents our results of operations as if the Rockwater Merger had occurred on January 1, 2016. As a result, the historical financial data and pro forma financial information presented in this prospectus may not give an accurate indication of what our results of operations would have been if the Rockwater Merger had been completed at the beginning of the periods presented.

Acquisition Activity

        As further described under "Summary—Recent Developments," we are continuously evaluating potential investments, particularly in water transfer, infrastructure and other water-related services. To the extent we consummate acquisitions, any incremental revenues or expenses from such transactions would not be included in our historical results of operations. For example, on March 10, 2017, we completed the GRR Acquisition, and the results of operations of the GRR Entities are reflected in our results of operations from the acquisition date forward.

Impact of Industry Conditions on Our Operating Results

        Demand for oilfield services depends substantially on drilling, completion and production activity by E&P companies, which, in turn, depends largely upon the current and anticipated profitability of developing oil and natural gas reserves. Beginning in the second half of 2014, oil prices began a rapid and significant decline that continued through the first half of 2016. This decline led to a significant contraction on demand for oilfield services and significantly and negatively impacted our operating results. Beginning in the third quarter of 2016, oil prices began to recover, as did demand for our services. In the discussion of our operating results below, we reference the fluctuations in industry conditions in connection with certain changes in our results of operations.

Results of Operations

        The following tables set forth our results of operations for the periods presented, including revenue by segment. For financial information about our foreign operations, see the condensed consolidated financial statements and related notes of Rockwater as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016. As noted above, for periods prior to the closing of the Rockwater Merger on November 1, 2017, we reviewed our operations through the following three business segments: (i) Water Solutions, (ii) Accommodations and Rentals and (iii) Wellsite Completion and Construction Services.

Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016

	Nine Months Ended September 30,		Change
	2017	2016	Dollars	Percentage
	(in thousands)
Revenue
Water solutions	$311,275	$173,157	$138,118	79.8%
Accommodations and rentals	38,457	19,585	18,872	96.4%
Wellsite completion and construction services	38,522	22,923	15,599	68.0%

Total revenue	388,254	215,665	172,589	80.0%
Costs of revenue
Water solutions	226,737	144,653	82,084	56.7%
Accommodations and rentals	30,697	15,527	15,170	97.7%
Wellsite completion and construction services	32,155	19,817	12,338	62.3%
Depreciation and amortization	67,144	73,874	(6,730)	(9.1)%

Total costs of revenue	356,733	253,871	102,862	40.5%

Gross profit (loss)	31,521	(38,206)	69,727	NM
Operating expenses
Selling, general and administrative	49,298	25,928	23,370	90.1%
Depreciation and amortization	1,312	1,644	(332)	(20.2)%
Impairment of goodwill and other intangible assets	—	138,666	(138,666)	(100.0)%
Impairment of property and equipment	—	60,026	(60,026)	(100.0)%
Lease abandonment costs	2,871	13,169	(10,298)	(78.2)%

Total operating expenses	53,481	239,433	(185,952)	(77.7)%

Loss from operations	(21,960)	(277,639)	255,679	(92.1)%
Other income (expense)
Interest expense, net	(1,885)	(11,792)	9,907	(84.0)%
Other income, net	3,342	588	2,754	468.4%

Loss before tax expense	(20,503)	(288,843)	268,340	(92.9)%
Tax benefit (expense)	326	(392)	718	NM

Net loss	$(20,177)	$(289,235)	$269,058	(93.0)%

Revenue

        Our revenue increased $172.6 million, or 80.0%, to $388.3 million for the nine months ended September 30, 2017 compared to $215.7 million for the nine months ended September 30, 2016. The increase was primarily attributable to an increase in our Water Solutions segment revenues of $138.1 million. For the nine months ended September 30, 2017, our Water Solutions, Accommodations and Rentals, and Wellsite Completion and Construction Services segments constituted 80.2%, 9.9% and 9.9% of our total revenue, respectively, compared to 80.3%, 9.1% and 10.6%, respectively, for the nine months ended September 30, 2016. The revenue increase by operating segment was as follows:

        Water Solutions.    Revenue increased $138.1 million, or 79.8%, to $311.3 million for the nine months ended September 30, 2017 compared to $173.2 million for the nine months ended September 30, 2016. The increase was primarily attributable to an increase in the demand for our services as a result of a rise in completion activities and an increase in average quarterly rig count of 77.2% during the nine months ended September 30, 2017 compared to nine months ended September 30, 2016. Additionally, the GRR Acquisition, which closed on March 10, 2017, contributed $21.5 million of revenue for the nine months ended September 30, 2017.

        Accommodations and Rentals.    Revenue increased $18.9 million, or 96.4%, to $38.5 million for the nine months ended September 30, 2017 compared to $19.6 million for the nine months ended September 30, 2016. The revenue increase was primarily attributable to a rise in completion activities and an increase in our customers' quarterly rig count, which led to higher demand for equipment rentals.

        Wellsite Completion and Construction Services.    Revenue increased $15.6 million, or 68.0%, to $38.5 million for the nine months ended September 30, 2017 compared to $22.9 million for the nine months ended September 30, 2016. The increase was primarily attributable to an increase in field services revenues of $12.9 million in our Rockies and Permian regions, increases in construction services revenue of $2.3 million in our South Texas region and increases in crane services revenues of $3.8 million, offset by $3.1 million due to the closure of our South Texas field services at the end of 2016. These increases were driven by the addition of the Permian region in 2017 and by the increased demand for these services resulting from several new customers resuming completion activities during 2017.

Costs of Revenue

        Cost of revenue increased $102.9 million, or 40.5%, to $356.7 million for the nine months ended September 30, 2017 compared to $253.9 million for the nine months ended September 30, 2016. The increase was largely attributable to higher salaries and wages due to an increase in employee headcount, and increased outside services, rentals and materials as a result of increased demand for ours services resulting from the overall increase in drilling, completion and production activities, particularly in our Water Solutions segment. The cost of revenue increase by operating segment was as follows:

        Water Solutions.    Cost of revenue increased $82.1 million, or 56.7%, to $226.7 million for the nine months ended September 30, 2017 compared to $144.7 million for the nine months ended September 30, 2016. The increase was partly attributable to an increase in salaries and wages of $28.0 million as a result of a 28% increase in average headcount during the nine months ended September 30, 2017 as compared to the prior year period. The increase was also attributable to an increase in materials and supplies expense of $17.0 million, contract labor expense of $16.1 million, equipment rental and maintenance expense of $11.3 million and bulk and retail fuel expense of $7.3 million, offset by a decrease in allocated facility costs of $3.3 million.

        Accommodations and Rentals.    Cost of revenue increased $15.2 million, or 97.7%, to $30.7 million for the nine months ended September 30, 2017 compared to $15.5 million for the nine months ended September 30, 2016. The increase was partially attributable to an increase in salaries and wages of $3.8 million resulting from a 45% increase in average headcount during the nine months ended September 30, 2017 as compared to the prior year period. This increase in labor workforce also resulted in a $2.8 million increase of certain labor support costs including fuel and repair and maintenance expenses. The cost of revenue increase was also partly attributable to increases in outside services, equipment rentals and variable supplies expense totaling $8.1 million resulting from increased demand for services.

        Wellsite Completion and Construction Services.    Cost of revenue increased $12.3 million, or 62.3%, to $32.2 million for the nine months ended September 30, 2017 compared to $19.8 million for the nine months ended September 30, 2016. The increase was primarily attributable to expansion into the

Permian region in 2017 and new customer wins which led to higher direct and contract labor expenses of $8.0 million. To support this increased labor expense, increases in fuel and repair and maintenance costs of $1.2 million were incurred. This cost of revenue increase was also partially attributable to increases in equipment rental costs of $2.2 million and supplies and materials expense of $0.9 million needed to support customer demand.

        Depreciation and Amortization.    Depreciation and amortization expense decreased $6.7 million, or 9.1%, to $67.1 million for the nine months ended September 30, 2017 compared to $73.9 million for the nine months ended September 30, 2016. The decrease was primarily attributable to assets becoming fully depreciated or being impaired during the first half of 2016.

Gross Profit (Loss)

        Gross profit (loss) improved by $69.7 million, to a gross profit of $31.5 million for the nine months ended September 30, 2017 compared to gross loss of $38.2 million for the nine months ended September 30, 2016 as a result of factors described above.

Selling, General and Administrative Expenses

        The increase in selling, general, and administrative expenses of $23.4 million, or 90.1%, to $49.3 million for the nine months ended September 30, 2017 compared to $25.9 million for the nine months ended September 30, 2016 was primarily due to a payout on our phantom equity units and IPO success bonuses of $12.5 million, including associated taxes, an increase in administrative labor costs of $2.7 million, primarily related to our new status as a public company, and an increase in legal and professional fees of $6.4 million, primarily related to the Rockwater Merger, GRR Acquisition and other deal costs, during the nine months ended September 30, 2017 as compared to the prior year period offset by lower corporate office rent of $0.6 million.

Impairment

        There were no impairment losses recorded during the nine months ended September 30, 2017. Due to significant reductions in oil and gas prices and rig counts during early 2016, we determined there were triggering events requiring an assessment of the recoverability of goodwill. This assessment resulted in our recognition in our consolidated statements of operations for the nine months ended September 30, 2016 of an impairment loss of $137.6 million related to goodwill and $60.0 million related to long-lived assets in our Water Solutions segment, $1.0 million related to goodwill and less than $0.1 million related to other intangible assets in our Accommodations and Rentals segment.

Lease Abandonment Costs

        Due to depressed industry conditions and a resulting reduction in the need for facilities, we decided to close certain facilities beginning in the third quarter of 2016. As a result of continuing costs related to certain facilities that are no longer in use, we recorded $2.9 million of lease abandonment costs during the nine months ended September 30, 2017. We recorded $13.2 million of lease abandonment costs during the nine months ended September 30, 2016.

Interest Expense

        The decrease in interest expense of $9.9 million, or 84.0%, during the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016 was due to the completion of the Select 144A Offering on December 20, 2016 and the completion of the IPO on April 26, 2017. We used a portion of the net proceeds from the Select 144A Offering to repay all outstanding borrowings and a portion of the net proceeds from the IPO to repay all of our subsequent outstanding indebtedness related to GRR Acquisition.

Net Loss

        Net loss decreased by $269.1 million, or 93.0%, to $20.2 million for the nine months ended September 30, 2017 compared to $289.2 million for the nine months ended September 30, 2016 largely as a result of the impairment losses and other factors described above.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	Year Ended December 31,
	2016	2015
	(In thousands)
Revenue
Water solutions	$241,455	$427,496
Accommodations and rentals	27,151	52,948
Wellsite completion and construction services	33,793	55,133

Total revenue	302,399	535,577
Costs of revenue
Water solutions	200,399	332,411
Accommodations and rentals	22,019	37,957
Wellsite completion and construction services	29,089	48,356
Depreciation and amortization	95,020	104,608

Total costs of revenue	346,527	523,332

Gross profit (loss)	(44,128)	12,245
Operating expenses
Selling, general and administrative	34,643	56,548
Depreciation and amortization	2,087	3,104
Impairment of goodwill and other intangible assets	138,666	21,366
Impairment of property and equipment	60,026	—
Lease abandonment costs	19,423	—

Total operating expenses	254,845	81,018

Loss from operations	(298,973)	(68,773)
Other income (expense)
Interest expense, net	(16,128)	(13,689)
Other income, net	629	893

Loss before taxes	(314,472)	(81,569)
Tax benefit (expense)	524	(324)

Net loss from continuing operations	(313,948)	(81,893)
Net income from discontinued operations, net of tax	—	21

Net loss	(313,948)	(81,872)

Revenue

        Our revenue decreased $233.2 million, or 43.5%, to $302.4 million for the year ended December 31, 2016 compared to $535.6 million for the year ended December 31, 2015. The decrease was primarily attributable to a decrease in our Water Solutions segment revenues of $186.0 million. For the year ended December 31, 2016, our Water Solutions, Accommodations and Rentals, and Wellsite Completion and Construction Services segments constituted 79.8%, 9.0% and 11.2% of our total revenue, respectively, compared to 79.8%, 9.9% and 10.3%, respectively, for the year ended December 31, 2015. The revenue decrease by operating segment was as follows:

        Water Solutions.    Revenue decreased $186.0 million, or 43.5%, to $241.5 million for the year ended December 31, 2016 compared to $427.5 million for the year ended December 31, 2015. The decrease was primarily attributable to a decline in completion activities and a decrease in average annual rig count of 48% during 2016 compared to 2015 due to a low commodity price environment. Of the total decrease in revenue, approximately $84.6 million, or 19.8% was attributable to our top five customers from 2015 as rig counts for these customers decreased in excess of 52% over the period, leading to a decline in demand for water-related services. The abandonment of eight yards resulted in a reduction in revenues of $32.5 million from the prior period and the consolidation of certain facilities with significant reductions in activity resulted in a decline in revenues of $46.1 million.

        Accommodations and Rentals.    Revenue decreased $25.7 million, or 48.7%, to $27.2 million for the year ended December 31, 2016 compared to $52.9 million for the year ended December 31, 2015. The revenue decrease was primarily attributable to decreases in demand for equipment rentals due to a decline in average annual rig count of 48%, as well as a decrease in our wellsite trailer rental day rate. During 2016, rates for wellsite trailer rental service, which include rentals of trailers, generators, light plants, and sewer services decreased approximately 37% compared to 2015. Due to activity declines, we also closed certain facilities, which further contributed to a decrease in revenue of $4.0 million during 2016.

        Wellsite Completion and Construction Services.    Revenue decreased $21.3 million, or 38.7%, to $33.8 million for the year ended December 31, 2016 compared to $55.1 million for the year ended December 31, 2015. The decrease was primarily attributable to decreases in the wellsite and pipeline construction and field services revenue streams of $8.4 million and $8.2 million, respectively, as drilling and production activity declined due to a low commodity price environment and decreasing rig counts. Additionally, within our crane and logistics services revenue stream, the heavy haul equipment rental service was closed during 2016, causing a decrease of $4.2 million in revenues.

Cost of Revenue

        Cost of revenue decreased $176.8 million, or 33.8%, to $346.5 million for the year ended December 31, 2016 compared to $523.3 million for the year ended December 31, 2015. The decrease was largely attributable to lower salaries and wages due to a reduction in employee headcount as a result of the decline in demand for our services resulting from the overall reduction in drilling, completion and production activities, particularly in our Water Solutions segment. The cost of revenue decrease by operating segment was as follows:

        Water Solutions.    Cost of revenue decreased $132.0 million, or 39.7%, to $200.4 million for the year ended December 31, 2016 compared to $332.4 million for the year ended December 31, 2015. The decrease was primarily attributable to a decrease in salaries and wages of $54.8 million as a result of a reduction in headcount of approximately 19% during the year ended December 31, 2016 as compared to the prior year. The decrease was also attributable to a decrease in equipment rental and maintenance expense of $14.8 million, materials and supplies expense of $13.4 million, contract labor expense of $12.1 million, bulk and retail fuel expense of $9.2 million, and fresh water expense of $5.6 million. The reduction in fuel and maintenance-related expenses were largely attributable to a reduction of 33% in the average number of trucks and tractors in our fleet.

        Accommodations and Rentals.    Cost of revenue decreased $16.0 million, or 42.0%, to $22.0 million for the year ended December 31, 2016 compared to $38.0 million for the year ended December 31, 2015. The decrease was primarily attributable to a decrease in salaries and wages of $6.7 million resulting from a reduction in headcount of approximately 23% during the year ended December 31,

2016 as compared to the prior year. The remainder of the decrease was attributable to decreases in variable costs, including equipment rentals expense of $2.9 million, bulk and retail fuel expense of $1.9 million, and insurance expense of $1.2 million.

        Wellsite Completion and Construction Services.    Cost of revenue decreased $19.3 million, or 39.8%, to $29.1 million for the year ended December 31, 2016 compared to $48.4 million for the year ended December 31, 2015. The decrease was primarily attributable to a decrease in salaries and wages of $8.3 million due to a reduction in headcount of approximately 20% during the year ended December 31, 2016 as compared to the prior year period. The remainder of the decrease was attributable to decreases in variable costs, including contract labor expense of $2.5 million, bulk and retail fuel expense of $2.0 million, insurance expense of $1.8 million, equipment rental and maintenance expense of $1.7 million, and materials expense of $1.7 million.

        Depreciation and Amortization.    Depreciation and amortization expense decreased $9.6 million, or 9.2%, to $95.0 million for the year ended December 31, 2016 compared to $104.6 million for the year ended December 31, 2015. The decrease was primarily attributable to assets becoming fully depreciated or being subject to impairment during 2016.

Gross Profit

        Gross profit decreased $56.3 million to a loss of $44.1 million for the year ended December 31, 2016 compared to profit of $12.2 million for the year ended December 31, 2015 as a result of factors described above.

Selling, General and Administrative Expenses

        The decrease in selling, general, and administrative expenses of $21.9 million, or 38.7%, to $34.6 million for the year ended December 31, 2016 compared to $56.5 million for the year ended December 31, 2015 was primarily due to a decrease in salaries and wages due to a reduction in average headcount of 38% during the year ended December 31, 2016 as compared to the prior year period. The decrease was also attributable to partial or complete closings of certain regional offices during 2016.

Impairment

        Due to significant reductions in oil and gas prices and rig counts, we recognized an impairment loss of $20.1 million related to goodwill and $1.3 million related to intangible assets in our Water Solutions segment in the consolidated statement of operations for the year ended December 31, 2015. Additionally, due to further declines in industry activity and in oil and gas prices during early 2016, we determined there were additional triggering events requiring an assessment of the recoverability of goodwill. This assessment resulted in an impairment loss of $137.5 million related to goodwill and $60.0 million related to long-lived assets in our Water Solutions segment, $1.0 million related to goodwill and $0.1 million related to other intangible assets in our Accommodations and Rentals segment was recognized in the consolidated statements of operations for the year ended December 31, 2016. Refer to "—Critical Accounting Policies and Estimates" for additional detail and discussion.

Lease Abandonment Costs

        Due to depressed industry conditions and a resulting reduction in the need for facilities, during the year ended December 31, 2016, we recorded $19.4 million of lease abandonment costs related to certain facilities that were no longer in use. No lease abandonment costs were incurred during the year ended December 31, 2015.

Interest Expense

        The increase in interest expense of $2.4 million, or 17.8% during the year ended December 31, 2016 compared to the year ended December 31, 2015 was due to an increase in interest rates as a result of the amendment to our previous credit facility in October 2015 as a result of the factors described above.

Net Loss

        Net loss increased by $232.0 million to $313.9 million for the year ended December 31, 2016 compared to $81.9 million for the year ended December 31, 2015.

Comparison of Non-GAAP Financial Measures

        We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income, plus taxes, interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus/(minus) non-cash losses/(gains) on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures, and plus/(minus) foreign currency losses/(gains).

        Our board of directors, management and investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

Note Regarding Non-GAAP Financial Measures

        EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as an analytical tool due to exclusion of some but not all items that affect the most directly comparable GAAP financial measures. You should not consider EBITDA or Adjusted EBITDA in isolation or as substitutes for an analysis of our results as reported under GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. For further discussion, please see "Selected Historical and Pro Forma Financial Data."

        The following tables present a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), which is the most directly comparable GAAP measure for the periods presented:

	Nine Months Ended September 30,
	2017	2016
	(in thousands)
Net loss	$(20,177)	$(289,235)
Interest expense	1,885	11,792
Depreciation and amortization	68,456	75,518
Tax (benefit) expense	(326)	392

EBITDA	49,838	(201,533)
Impairment	—	198,692
Lease abandonment costs	2,871	13,169
Non-recurring severance expense	122	689
Non-recurring deal costs	5,462	(236)
Non-cash incentive compensation	1,781	(488)
Non-cash loss on sale of subsidiaries and other assets	775	(29)
Non-recurring phantom equity and IPO-related compensation	12,537	—

Adjusted EBITDA	$73,386	$10,264

        EBITDA was $49.8 million for the nine months ended September 30, 2017 compared to $(201.5) million for the nine months ended September 30, 2016. Adjusted EBITDA was $73.4 million for the nine months ended September 30, 2017 compared to $10.3 million for the nine months ended September 30, 2016. The increases in EBITDA and Adjusted EBITDA resulted from an increase in our revenues and gross profit, as discussed above.

	Year ended December 31,
	2016	2015
	(In thousands)
Net loss	$(313,948)	$(81,872)
Interest expense	16,128	13,689
Tax (benefit) expense	(524)	324
Depreciation and amortization	97,107	107,712

EBITDA	(201,237)	39,853
Net income from discontinued operations	—	(21)
Impairment	198,692	21,366
Lease abandonment costs	19,423	—
Non-recurring severance expense	886	3,200
Non-recurring deal costs	(236)	2,790
Non-cash incentive compensation	(487)	(889)
Non-cash (gain) loss on sale of subsidiaries and other assets	(97)	(760)

Adjusted EBITDA	$16,944	$65,539

        EBITDA was $(201.2) million for the year ended December 31, 2016 compared to $39.9 million for the year ended December 31, 2015. Adjusted EBITDA was $16.9 million for the year ended December 31, 2016 compared to $65.5 million for the year ended December 31, 2015. The decrease in EBITDA resulted from decreases in revenue and gross profit, as well as impairment charges recorded during the year ended December 31, 2016 as discussed above. The decrease in Adjusted EBITDA resulted from decreases in revenue and gross profit, as discussed above.

Supplementary Financial Information

        Set forth below is unaudited summarized quarterly information for the nine months ended September 30, 2017 (in thousands, except for per share data):

	First Quarter	Second Quarter	Third Quarter
Revenue	$99,925	$134,449	$153,880
Gross profit (loss)	(242)	12,254	19,509
Income (loss) from operations	(12,508)	(11,909)	2,457
Net income (loss)	(12,280)	(10,490)	2,593
Net income (loss) attributable to Select Energy Services, Inc.	(4,172)	(4,216)	1,224
Net income (loss) per share attributable to common stockholders:
Class A-1—Basic	(0.21)	(0.16)	—
Class A—Basic	(0.21)	(0.16)	0.04
Class B—Basic	—	—	—
Class A-1—Diluted	(0.21)	(0.16)	—
Class A—Diluted	(0.21)	(0.16)	0.04
Class B—Diluted	—	—	—

        Set forth below is unaudited summarized quarterly information for the year ended December 31, 2016 (in thousands, except for per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$78,839	$62,919	$73,907	$86,734
Gross loss	(11,937)	(17,299)	(8,970)	(5,922)
Loss from operations	(21,551)	(224,822)	(31,266)	(21,334)
Net loss	(25,793)	(228,238)	(35,204)	(24,713)
Net loss attributable to Select Energy Services, Inc.(1)	—	—	—	(1,043)
Net loss per share attributable to common stockholders(1):
Class A-1—Basic & Diluted	—	—	—	(0.05)
Class A—Basic & Diluted	—	—	—	(0.05)
Class B—Basic & Diluted	—	—	—	—

(1)
Earnings related to periods prior to the Select 144A Offering and the related reorganization are attributable to our predecessor. There is no income allocated to the Company and no earnings per share information prior to the reorganization related to the Select 144A Offering.

        Set forth below is unaudited summarized quarterly information for the year ended December 31, 2015 (in thousands, except for per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$178,515	$143,391	$115,082	$98,589
Gross profit (loss)	12,918	4,994	2,472	(8.139)
Loss from operations	(3,264)	(9,860)	(32,374)	(23,275)
Net loss	(3,972)	(12,591)	(38,535)	(26,774)
Net loss attributable to Select Energy Services, Inc.(1)	—	—	—	—
Net loss per share attributable to common stockholders(1):
Class A-1—Basic & Diluted	—	—	—	—
Class A—Basic & Diluted	—	—	—	—
Class B—Basic & Diluted	—	—	—	—

(1)
Earnings related to periods prior to the Select 144A Offering and the related reorganization are attributable to our predecessor. There is no income allocated to the Company and no earnings per share information prior to the reorganization related to the Select 144A Offering.

Liquidity and Capital Resources

  Overview

        Our primary sources of liquidity to date have been capital contributions from our members, the net proceeds from the Select 144A Offering, the net proceeds from the IPO, borrowings under our previous credit facility and cash flows from operations. Our primary uses of capital have been capital expenditures to support organic growth and fund acquisitions. Depending upon market conditions and other factors, we may also issue debt and equity securities if needed.

        We intend to finance most of our capital expenditures, contractual obligations and working capital needs with cash generated from operations and borrowings from our Credit Agreement. For a discussion of the Credit Agreement, see "—Credit Agreement" below. We believe that our operating cash flow and available borrowings under our Credit Agreement will be sufficient to fund our operations for at least the next twelve months.

        On December 20, 2016, we completed the Select 144A Offering for net proceeds of $297.2 million. We contributed all of these net proceeds to SES Holdings in exchange for SES Holdings LLC Units. SES Holdings used the net proceeds to repay a portion of its outstanding indebtedness and for general corporate purposes.

        On April 26, 2017, we completed an initial public offering for net proceeds of approximately $111.4 million, net of underwriting discounts and commissions and estimated offering expenses. We contributed all of these net proceeds to SES Holdings in exchange for SES Holdings LLC Units. SES Holdings used the net proceeds to repay borrowings incurred under our previous credit facility to fund the cash portion of the purchase price of the GRR Acquisition, for the cash settlement of outstanding phantom unit awards at SES Holdings and for 2017 budgeted capital expenditures. On May 10, 2017, we received cash proceeds of approximately $17.1 million, net of underwriting discounts and commissions and estimated offering expenses, from the exercise in full by the underwriters of our IPO of their option to purchase additional shares of our Class A common stock. We used the net proceeds from the underwriters' option exercise for general corporate purposes, including funding additional 2017 budgeted capital expenditures.

        At September 30, 2017, cash and cash equivalents totaled $42.4 million. In addition to cash and cash equivalents, we had approximately $85.9 million of available borrowing capacity under our previous credit facility as of September 30, 2017. As of January 8, 2018, we had approximately $75.0 million of outstanding borrowings and approximately $167.3 million of available borrowing capacity under our Credit Agreement.

  Cash Flows

        The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015
	(in thousands)
Cash flows (used in) provided by operating activities	$(4,249)	$8,078	$5,131	$151,999
Cash flows used in investing activities	(121,535)	(20,372)	(26,955)	(38,703)
Cash flows provided by (used in) financing activities	128,136	2,730	45,560	(107,348)

Subtotal	2,352	(9,564)	23,736	5,948
Effect of exchange rate changes on cash	—	—	—	75

Net (decrease) increase in cash	$2,352	$(9,564)	$23,736	$6,023

Analysis of Cash Flow Changes Between the Nine Months Ended September 30, 2017 and 2016

        Operating Activities.    Net cash used in operating activities was $4.2 million for the nine months ended September 30, 2017, compared to net cash provided by operating activities of $8.1 million for the nine months ended September 30, 2016. The $12.3 million decrease in net cash provided by operating activities was primarily attributable to increases in accounts receivable and working capital during the nine months ended September 30, 2017 in response to growth in revenues driven by recovering demand for our services as compared to the prior year period.

        Investing Activities.    Net cash used in investing activities was $121.5 million for the nine months ended September 30, 2017, compared to $20.4 million for the nine months ended September 30, 2016. The $101.2 million increase in net cash used in investing activities was primarily due to net cash used for acquisitions of $62.2 million and by higher capital expenditures during the nine months ended September 30, 2017 of $37.4 million as compared to the nine months ended September 30, 2016.

        Financing Activities.    Net cash provided by financing activities was $128.1 million for the nine months ended September 30, 2017, compared to cash provided by financing activities of $2.7 million for the nine months ended September 30, 2016. The $125.4 million increase in net cash provided by financing activities was primarily due to $128.5 million in net proceeds received from the issuance of shares in the IPO, including exercise of the over-allotment option.

Analysis of Cash Flow Changes Between the Years Ended December 31, 2016 and 2015

        Operating Activities.    Net cash provided by operating activities was $5.1 million for the year ended December 31, 2016, compared to $152.0 million for the year ended December 31, 2015. The $146.9 million decrease in cash from operating activities was primarily attributable to an increase in net loss adjusted for non-cash intangible and fixed asset impairment charges and decreases in accounts receivable and accounts payable and accrued liabilities during the period. These changes are primarily the result of the low commodity prices and decreased demand for our services.

        Investing Activities.    Net cash used in investing activities was $27.0 million for the year ended December 31, 2016, compared to $38.7 million for the year ended December 31, 2015. The $11.7 million decrease in net cash used in investing activities was primarily due to increased cash proceeds from the sale of property and equipment during the year ended December 31, 2015. Overall cash outflow for purchases of property and equipment also decreased during the year ended December 31, 2016. During the year ended December 31, 2016, we incurred capital expenditures of approximately $16.2 million to terminate equipment leases and purchase vehicles formerly subject to such leases.

        Financing Activities.    Net cash from financing activities was $45.6 million for the year ended December 31, 2016, compared to cash used in financing activities of $107.4 million for the year ended December 31, 2015. The $152.9 million change in cash from financing activities was primarily due to net proceeds from the Select 144A Offering completed on December 20, 2016 of approximately $297.2 million and predecessor member contributions of approximately $23.5 million, offset by an increase in net repayments on long-term debt of approximately $168.5 million during the year ended December 31, 2016.

Credit Agreement

        On November 1, 2017, in connection with the closing of the Rockwater Merger (the "Closing"), SES Holdings and Select LLC entered into a $300.0 million senior secured revolving credit facility (our "Credit Agreement"), by and among SES Holdings, as parent, Select LLC, as borrower, and certain of SES Holdings' other subsidiaries, as guarantors, and each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the "Administrative Agent"). The Credit Agreement also has a sublimit of $40.0 million for letters of credit and a sublimit of $30.0 million for swing-line loans. Subject to obtaining commitments from existing or new lenders, we have the option to increase the maximum amount under the Credit Agreement by $150.0 million during the first three years following the Closing.

        In connection with our entry into our Credit Agreement, the obligations of SES Holdings and Select LLC under our previous credit facility, which we entered on May 3, 2011 with Wells Fargo Bank, N.A., as administrative agent, and various lenders, were repaid in full and our previous credit facility was terminated.

        The Credit Agreement permits extensions of credit up to the lesser of $300.0 million and a borrowing base that is determined by calculating the amount equal to the sum of (i) 85% of the Eligible Billed Receivables (as defined in the Credit Agreement), plus (ii) 75% of Eligible Unbilled Receivables (as defined in the Credit Agreement), provided that this amount will not equal more than 35% of the borrowing base, plus (iii) the lesser of (A) the product of 70% multiplied by the value of Eligible Inventory (as defined in the Credit Agreement) at such time and (B) the product of 85% multiplied by the Net Recovery Percentage (as defined in the Credit Agreement) identified in the most recent Acceptable Appraisal of Inventory (as defined in the Credit Agreement), multiplied by the value of Eligible Inventory at such time, provided that this amount will not equal more than 30% of the borrowing base, minus (iv) the aggregate amount of Reserves (as defined in the Credit Agreement), if any, established by the Administrative Agent from time to time, including, if any, the amount of the Dilution Reserve (as defined in the Credit Agreement). The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by Select LLC to the Administrative Agent.

        Borrowings under the Credit Agreement bear interest, at Select LLC's election, at either the (a) one-, two-, three- or six-month LIBOR ("Eurocurrency Rate") or (b) greatest of (i) the federal funds rate plus 0.5%, (ii) the one-month Eurocurrency Rate plus 1% and (iii) the Administrative Agent's prime rate (the "Base Rate"), in each case plus an applicable margin, and interest shall be payable monthly in arrears. The applicable margin for Eurocurrency Rate loans ranges from 1.50% to 2.00% and the applicable margin for Base Rate loans ranges from 0.50% to 1.00%, in each case, depending on Select LLC's average excess availability under the Credit Agreement. The applicable margin for Eurocurrency Rate loans will be 1.75% and the applicable margin for Base Rate loans will be 0.75% until June 30, 2018. During the continuance of a bankruptcy event of default, automatically and during the continuance of any other default, upon the Administrative Agent's or the required lenders' election, all outstanding amounts under the Credit Agreement will bear interest at 2.00% plus the otherwise applicable interest rate. The Credit Agreement is scheduled to mature on November 1, 2022.

        The obligations under the Credit Agreement are guaranteed by SES Holdings and certain subsidiaries of SES Holdings and Select LLC and secured by a security interest in substantially all of the personal property assets of SES Holdings, Select LLC and their domestic subsidiaries.

        The Credit Agreement contains certain customary representations and warranties, affirmative and negative covenants and events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the Credit Agreement to be immediately due and payable.

        In addition, the Credit Agreement restricts SES Holdings' and Select LLC's ability to make distributions on, or redeem or repurchase, its equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Agreement and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $37.5 million or (b) if SES Holdings' fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $30.0 million. Additionally, the Credit Agreement generally permits Select LLC to make distributions required under its existing tax receivable agreements.

        The Credit Agreement also requires SES Holdings to maintain a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Credit Agreement is less than the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Credit Agreement has equaled or exceeded the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days.

        As of January 8, 2018, the borrowing base under the Credit Agreement was $262.1 million, the outstanding borrowings totaled $75.0 million and the outstanding letters of credit totaled $19.8 million. At the same date, the available borrowing capacity under the Credit Agreement was $167.3 million. We were in compliance with the terms of the Credit Agreement as of January 8, 2018.

Contractual Obligations

        The table below provides estimates of the timing of future payments that we are obligated to make based on agreements in place at December 31, 2016.

	Payments Due by Period
Contractual Obligations	Year 1	Years 2 - 3	Years 4 - 5	More than 5 Years	Total
	(in thousands)
Previous credit facility(1)	$—	$—	$—	$—	$—
Estimated letters of credit fees and commitment fees(1)	928	1,856	149	—	2,933
Operating lease obligations	13,407	19,273	14,414	37,661	84,755

Total	$14,335	$21,129	$14,563	$37,661	$87,688

(1)
Our previous credit facility was repaid in full and terminated in connection with the Rockwater Merger. We entered into our Credit Agreement effective as of November 1, 2017. As of January 8, 2018, the borrowing base under the Credit Agreement was $262.1 million, the outstanding borrowings totaled $75.0 million and the outstanding letters of credit totaled $19.8 million. The Credit Agreement matures on November 1, 2022. For a description of our Credit Agreement, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Tax Receivable Agreements

        We intend to fund any obligation under the Tax Receivable Agreements with cash from operations or borrowings under our Credit Agreement. With respect to obligations under each of our Tax Receivable Agreements (except in cases where we elect to terminate the Tax Receivable Agreements early, the Tax Receivable Agreements are terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due), generally we may elect to defer payments due under the Tax Receivable Agreements if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreements or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreements generally will accrue interest. On July 18, 2017, our board of directors approved amendments to each of the Tax Receivable Agreements, which amendments revised the definition of "change of control" for purposes of the Tax Receivable Agreements and acknowledged that the Rockwater Merger would not result in a change of control.

        We intend to account for any amounts payable under the Tax Receivable Agreements in accordance with Accounting Standards Codification ("ASC") Topic 450, Contingent Consideration. For further discussion regarding such an acceleration and its potential impact, please read "Risk Factors—Risks Related to Our Organizational Structure—In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements." For additional information regarding the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

        We completed an initial assessment of the amount of any liability under the Tax Receivable Agreements required under the provisions of ASC 450 in connection with preparing the Selected Consolidated Financial Statements. We determined that there was no resulting liability related to the Tax Receivable Agreements arising from the corporate reorganization and related transactions completed in connection with the Select 144A Offering as the associated deferred tax assets are fully offset by a valuation allowance. The corporate reorganization represented a reorganization of entities under common control transaction that is recorded based on the historical carrying amounts of affected assets and liabilities in accordance with ASC 805-50, Business Combinations—Related Issues. Under that guidance, any difference between consideration paid (in this case, the liability under the Tax Receivable Agreements) and the carrying amount of the assets and liabilities received is recognized within equity.

        The initial liability will be adjusted at each reporting date through charges or credits in the statement of operations. We concluded that accounting by analogy to the accounting treatment specified in ASC 740-20-45-11(g) for subsequent changes in a valuation allowance established against deferred tax assets that arose due to a change in tax basis in connection with a transaction with stockholders, which is recorded in the statement of operations. We believe that analogy is appropriate given the direct relationship between the amount of any estimated tax savings to be realized and the recognition and measurement of the liability under the Tax Receivable Agreements.

Quantitative and Qualitative Disclosure about Market Risk

        The demand, pricing and terms for oilfield services provided by us are largely dependent upon the level of activity for the U.S. oil and gas industry. Industry conditions are influenced by numerous factors over which we have no control, including, but not limited to: the supply of and demand for oil and gas; the level of prices, and expectations about future prices of oil and gas; the cost of exploring for, developing, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; environmental regulations; technical advances affecting energy consumption; the price and availability of alternative fuels; the ability of oil and gas producers to raise equity capital and debt financing; and merger and divestiture activity among oil and gas producers.

        The level of activity in the U.S. oil and gas industry is volatile. Expected trends in oil and gas production activities may not continue and demand for our services may not reflect the level of activity in the industry. Any prolonged substantial reduction in oil and gas prices would likely affect oil and gas production levels and therefore affect demand for our services. A material decline in oil and gas prices or U.S. activity levels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Interest Rate Risk

        At September 30, 2017, we had no outstanding debt under our previous credit facility. As of January 8, 2018, we had approximately $75.0 million of outstanding borrowings and approximately $167.3 million of available borrowing capacity under our Credit Agreement. Interest is calculated under the terms of our Credit Agreement based on our selection, from time to time, of one of the index rates available to us plus an applicable margin that varies based on certain factors. Assuming our indebtedness remained constant throughout the period, there would not be an impact on interest expense as a result of a 1% increase or decrease in the interest rate on this amount of debt for the nine months ended September 30, 2017. We do not currently have or intend to enter into any derivative arrangements to protect against fluctuations in interest rates applicable to our outstanding indebtedness.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with GAAP requires the use of assumptions, judgments and estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures as well as disclosures about any contingent assets and liabilities. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. The following accounting policies involve critical accounting estimates because they are dependent on our judgment and assumptions about matters that are inherently uncertain.

        We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions about future events and their effects are subject to uncertainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the business environment in which we operate changes. We believe the current assumptions, judgments and estimates used to determine amounts reflected in our consolidated financial statements are appropriate, however, actual results may differ under different conditions. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report.

        Emerging Growth Company Status:    Under the JOBS Act, we are an "emerging growth company," or an "EGC," which allows us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply immediately with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

        Goodwill and other intangible assets:    The purchase price of acquired businesses is allocated to its identifiable assets and liabilities based upon estimated fair values as of the acquisition date. Goodwill and other intangible assets are initially recorded at their fair values. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired in a business combination. Our goodwill at September 30, 2017 totaled $25.1 million. Our goodwill at December 31, 2016 and 2015, totaled $12.2 million and $150.8 million, respectively. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

        Impairment of goodwill, long-lived and other intangible assets:    Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. If the undiscounted cash flows are less than the carrying amount, we record impairment losses for the excess of their carrying value over the estimated fair value. Fair value is determined, in part, by the estimated cash flows to be generated by those assets. Our cash flow estimates are based upon, among other things, historical results adjusted to reflect our best estimate of future market rates, utilization levels, and operating performance. Development of future cash flows also requires management to make assumptions and to apply judgment, including timing of future expected cash flows, using the appropriate discount rates, and determining salvage values. The estimate of fair value represents our best estimates of these factors based on current industry trends and reference to market transactions, and is subject to variability. Assets are generally grouped at the lowest level of identifiable cash flows. We operate within the oilfield service industry, and the cyclical nature of the oil and gas industry that we serve and our estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows, can have a significant impact on the estimated fair value of these assets and, in periods of prolonged down cycles, may result in impairment charges. Changes to our key assumptions related to future performance, market conditions and other economic factors could adversely affect our impairment valuation.

        Due to certain economic factors surrounding a decrease in oil prices and rig count that ultimately led to a decline in the oilfield services industry, during the year ended December 31, 2015, an impairment loss of $1.3 million related to other intangible assets was recognized in the consolidated statements of operations. The impairment related to certain customer relationships within our Water Solutions segment. Due to further declines in oil prices and the overall industry during 2016, we recognized an impairment loss of $60.0 million related to long-lived assets in our Water Solutions segment and $0.1 million related to other intangible assets in our Accommodations and Rentals segment during the year ended December 31, 2016.

        We conduct our annual goodwill impairment tests in the fourth quarter of each year, or more frequently if indicators of impairment exist. Our annual impairment tests utilize an income approach, which provides an estimated fair value based on discounted cash flow projections using weighted average cost of capital calculations based on capital structures of publicly traded peer companies to determine the fair value of our reporting units. Our reporting units are based on our organizational and reporting structure. When performing the annual impairment test, we have the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we would be required to perform a quantitative impairment test for goodwill. Goodwill is tested for impairment using a two-step approach. In the first step, the fair value of each reporting unit is determined and compared to the reporting unit's carrying value, including goodwill. If the fair value of a reporting unit is less than its carrying value, the second step of the goodwill impairment test is performed to measure the amount of impairment, if any. In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had been acquired in a business combination and the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. If the implied fair value of goodwill at the reporting unit level is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of goodwill at the reporting unit is less than its carrying value. Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets (including goodwill) and liabilities to reporting units, and determining the fair value. The determination of reporting unit fair value relies upon certain estimates and assumptions that are complex and are affected by numerous factors, including the general economic environment and levels of E&P activity of oil and gas companies, our financial performance and trends, and our strategies and business plans, among others. Unanticipated changes, including immaterial revisions, to these assumptions could result in a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and time frames, it is not possible to reasonably quantify the impact of changes in these assumptions.

        Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. Due to certain economic factors surrounding industry declines, we recognized a goodwill impairment loss of $20.1 million related to our Water Solutions segment in the consolidated statements of operations during the year ended December 31, 2015. Due to further declines in oilfield services activity during 2016, for the year ended December 31, 2016, we recognized a goodwill impairment loss of $137.5 million related to our Water Solutions segment and $1.0 million related to our Accommodations and Rentals segment in the consolidated statements of operations. Due to the

GRR Acquisition, we recognized an addition of $10.7 million to goodwill related to our Water Solutions segment and no impairment related to our Accommodations and Rentals segment in the consolidated statements of operations. There were no impairments during the nine months ended September 30, 2017 and 2016.

        Revenue recognition:    We recognize revenue when it is realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller's price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. Services are typically priced on a throughput, day-rate, hourly-rate, or per-job basis depending on the type of services provided. Our services are generally governed by a service agreement or other persuasive evidence of an arrangement that includes fixed or determinable fees and do not generally include right of return provisions or other significant post-delivery obligations. Collectability is reasonably assured based on the establishment of appropriate credit qualification prior to services being rendered. Revenue generated by each of our segments are outlined as follows:

        Water Solutions—Our Water Solutions segment provides water-related services to customers, including the sourcing and transfer of water, the containment of fluids, the measuring and monitoring of water, the filtering and treatment of fluids, well testing and handling, transportation, the recycling or disposal of fluids and production chemicals solutions. Revenue from Water Solutions is primarily based on a per-barrel price or other throughput metric as specified in the contract. We recognize revenue when services are performed. When an agreement specifies multiple services to a customer, revenue is allocated to the services performed based on the relative selling price of the services.

        Accommodations and Rentals—Our Accommodations and Rentals segment provides workforce accommodations and surface rental equipment. Accommodation services include trailer housing and mobile home units for field personnel. Equipment rentals are related to the accommodations and include generators, sewer and water tanks, and communication systems. Revenue from accommodations and equipment rental is typically recognized on a day-rate basis.

        Wellsite Completion and Construction Services—Our Wellsite Completion and Construction Services segment provides crane and logistics services, wellsite and pipeline construction, and field services. Revenue for heavy-equipment rental is typically recognized on a day-rate basis. Construction or field personnel revenue is based on hourly rates or on a per-job basis as services are performed.

        Self-insurance:    We self-insure, through deductibles and retentions, up to certain levels for losses related to general liability, workers' compensation and employer's liability, and vehicle liability. Prior to June 1, 2016, we were self-insured for group medical claims; however, as of June 1, 2016, we are fully insured for group medical. Management regularly reviews its estimates of reported and unreported claims and provides for losses through reserves.

        We use actuarial estimates to record our liability for future periods. If the number of claims or the costs associated with those claims were to increase significantly over our estimates, additional charges to earnings could be necessary to cover required payments. As of December 31, 2016, we estimate the range of exposure to be from $11.4 million to $12.9 million. We have recorded liabilities at December 31, 2016 of $12.9 million which represents management's best estimate of probable loss.

        Equity-based compensation:    We have historically accounted for equity-based awards by measuring the awards at the grant date and recognizing the grant date fair value as an expense over the service period, which is usually the vesting period. Prior to our IPO, we did not have a listed price with which to calculate fair value. Therefore, prior to our IPO, we historically and consistently calculated fair value using a market approach, taking into consideration peer group analysis of publicly traded companies.

        Equity options have been granted with an exercise price equal to or greater than the fair market value of its underlying equity instrument as of the date of grant. Prior to our IPO, we historically valued our equity on a quarterly basis using a market approach that included a comparison to publicly traded peer companies using earnings multiples based on their market values and a discount for lack of marketability. We utilized the Black-Scholes model to determine fair value, which incorporates assumptions to value stock-based awards. The risk-free interest rate was based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. Because there had been no market for our equity prior to our IPO, we considered the historic volatility of publicly traded peer companies when determining the volatility factor. The expected life of the options was based on a formula considering the vesting period and term of the options awarded. During the year ended December 31, 2016, we granted 204,245 equity options, on an adjusted basis, with a grant date fair value of $0.4 million. No equity options were granted during the year ended December 31, 2015. During the nine months ended September 30, 2017, we granted 356,657 equity options with a weighted-average grant date fair value of $20.00. No equity options were granted during the nine months ended September 30, 2016.

        Our phantom awards are cash-settled awards contingent upon meeting certain equity returns and a liquidation event. As a result of the cash-settlement feature of these awards, we consider these awards to be liability awards, which are measured at fair value at each reporting date and the pro rata vested portion of the award is recognized as a liability to the extent that the performance condition is deemed probable. No compensation expense has been recognized to date due to the non-occurrence of the performance condition, which is not yet considered probable. On May 5, 2017, we settled our outstanding phantom unit awards for an aggregate amount equal to $7.8 million as a result of the completion of our IPO, which constituted a liquidity event with respect to such phantom unit awards. Based on the fair market value of a share of our Class A common stock on the date of our IPO of $14.00, the cash payment with respect to each phantom unit was approximately $5.53.

Recent Accounting Pronouncements

        Under the JOBS Act, we are an "emerging growth company," or an "EGC," which allows us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply immediately with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

        In May 2014, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), outlining a comprehensive new revenue recognition standard that will supersede ASC 605, Revenue Recognition. The new accounting guidance creates a framework under which an entity will allocate the transaction price to separate performance obligations and recognize revenue when each performance obligation is satisfied. Under the new standard, entities will be required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation, and determining when an entity satisfies its performance obligations. The standard allows for either "full retrospective" adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up as of the earliest period presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up as of the current period. In August 2015, the FASB decided to defer the original effective date by one year. As long as we are an EGC and able to utilize the extended transition period for new accounting pronouncements, this guidance will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. We are still evaluating the impact that the new accounting guidance will have on our consolidated financial statements and related disclosures and have not yet determined the method by which we will adopt the standard.

        In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which amends existing guidance on income taxes to require the classification of all deferred tax assets and liabilities as noncurrent on the balance sheet. As an EGC utilizing the extended transition period for new accounting pronouncements, this pronouncement is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018, and may be applied either prospectively or retrospectively. We prospectively adopted this guidance during the nine months ended September 30, 2017. Prior periods were not retrospectively adjusted. As our deferred tax assets and liabilities are all noncurrent, the adoption did not result in a change to our consolidated financial statements and related disclosures.

        In February 2016, the FASB issued ASU 2016-02, Leases, which introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. As an EGC utilizing the extended transition period for new accounting pronouncements, this pronouncement is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, using a modified retrospective approach. Early adoption is permitted. We are still evaluating the impact that the new accounting guidance will have on our consolidated financial statements and related disclosures.

        In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, that provides a new requirement to record all of the tax effects related to share-based payments at settlement (or expiration) through the income statement. As an EGC utilizing the extended transition period for new accounting pronouncements, this pronouncement is effective for annual reporting periods beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. We are still evaluating the impact that the new accounting guidance will have on our consolidated financial statements and related disclosures.

        In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses the classification and presentation of eight specific cash flow issues that currently result in diverse practices. The amendments provide guidance in the presentation and classification of certain cash receipts and cash payments in the statement of cash flows including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, and distributions received from equity method investees. As an EGC utilizing the extended transition period for new accounting pronouncements, this pronouncement is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The amendments in this ASU should be applied using a retrospective approach. We are still evaluating the impact that the new accounting guidance will have on our consolidated financial statements and related disclosures.

        In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business, with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. As an EGC utilizing the extended transition period for new accounting pronouncements, this pronouncement is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The amendments in this ASU should be applied prospectively. We are still evaluating the impact that the new accounting guidance will have on our consolidated financial statements and related disclosures.

        In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. This pronouncement removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This pronouncement is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2019. The amendments in this ASU should be applied prospectively. We are still evaluating the impact that the new accounting guidance will have on our consolidated financial statements and related disclosures.

        In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting. This pronouncement provides guidance about which changes to the terms and conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. This pronouncement is effective for annual reporting periods beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The pronouncement should be applied prospectively to an award modified on or after the adoption date. We are still evaluating the impact that the new accounting guidance will have on our consolidated financial statements and related disclosures.

Internal Controls and Procedures

        We are not currently required to comply with the SEC's rules implementing Section 404 of Sarbanes-Oxley and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to comply with the SEC's rules implementing Section 302 of Sarbanes-Oxley Act, which require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until our second annual report after becoming a public company.

        Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an "emerging growth company" pursuant to the provisions of the JOBS Act. See "Summary—Emerging Growth Company Status."

Off-Balance Sheet Arrangements

        At September 30, 2017, we had no material off balance sheet arrangements, except for operating leases. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

BUSINESS

Overview

        We are a leading provider of total water management and chemical solutions to the unconventional oil and gas industry in the United States and Western Canada. Within the major shale plays in the United States, we believe we are a market leader in sourcing and transfer of water (both by permanent pipeline and temporary hose) prior to its use in drilling and completion activities associated with hydraulic fracturing or "fracking," which we collectively refer to as "pre-frac water services." In most of our areas of operations, we provide complementary water-related services that support oil and gas well completion and production activities including containment, monitoring, treatment, flowback and well testing, hauling and water recycling and disposal. We also develop and manufacture a full suite of specialty chemicals used in well completions and production chemicals used to enhance performance over the life of a well. Our services are necessary to establish and maintain production of oil and gas over the productive life of a well. Water and related services are increasingly important as oil and gas E&P companies have increased the complexity and completion intensity of horizontal wells (including the use of longer horizontal wellbore laterals, tighter spacing of frac stages in the laterals and increased water, proppant and chemical use per foot of lateral) in order to improve production and recovery of hydrocarbons. We have historically generated a substantial majority of our revenues through providing total water solutions to our customers, and we believe we are the only company that provides total water solutions together with complementary chemical products and related expertise, which we believe gives us a unique competitive advantage in our industry.

        Water is essential to the development and completion of unconventional oil and gas wells, where producers rely on fracking to stimulate the production of oil and gas from dense subsurface rock formations. In support of new well development, we source, transfer, provide containment of and treat the water used by our customers in the well completion process. The fracking process involves the injection of significant amounts of water and proppants (typically sand) together with chemicals under high pressure, through a cased and cemented wellbore into targeted subsurface formations thousands of feet underground to fracture the surrounding rock. Our completion chemicals are blended with water to improve the fluids' ability to suspend and transport the proppant to targeted zones within the producing formation. The fractures created allow hydrocarbons to flow into the wellbore for extraction. Our team of chemists and research and development personnel work with customers to develop enhanced products as frac fluid systems and water technologies evolve. After the water is pumped into the well, it returns to the surface over time. Ten to fifty percent of the water returns as flowback during the first several weeks following the well completion process, and a large percentage of the remainder, as well as pre-existing water in the formation, returns to the surface as produced water over the life of the well. After the fracking process is completed, we provide a variety of services related to the initial phase of the flowback and production operations that complement the longer-term oil and gas production activities, including designing and executing chemical treatment programs to improve well productivity, extend the useful life of wells and reduce production costs.

        The diagram below illustrates the primary water solutions and oilfield chemicals services we provide during the completion cycle of a horizontal well:

        As the development of unconventional reservoirs has evolved, the water and chemical service needs of E&P companies have grown and diversified. Increasing completion intensity and the shift to multi-well pad drilling have significantly increased the demand for water and resulted in more complex logistical challenges in sourcing, transferring, containing, treating, and disposing of or reusing the water needed to drill and complete wells as well as to maintain production. Additionally, advancements in well chemistry have resulted in increased demand for service providers with technical expertise and the ability to provide tailored chemical solutions for individual customers. Seeking to maximize the efficiency of their completion techniques, E&P companies have found that substantially increasing the amount of water and proppant, and customizing the blend of completion chemicals, injected into the formation can dramatically increase production. Given our unique combination of comprehensive water management and chemistry capabilities, we believe we are well-positioned to benefit from these ongoing industry trends and to enable our customers to maximize oil and natural gas recovery, reduce costs and increase efficiencies while decreasing the environmental impacts of their resource development.

        Management estimates that the completion of a horizontal well in 2009 required an average of approximately 75,000 barrels of water or approximately 575 tank truck loads, while a current horizontal well completion can require in excess of 500,000 barrels per well or approximately 3,850 tank truck loads. These volumes are amplified in multi-well pad completions which can require in excess of 5 million barrels of water per pad, or the equivalent of 38,500 tank truck loads. Significant mechanical, logistical, environmental and safety issues related to the transfer and subsequent containment of such large volumes via tank truck have resulted in E&P companies shifting their operational focus away from traditional tank truck operators and small, local water service providers, to larger, regional and national players, like us, who have the expertise and scale to provide high quality, reliable and comprehensive water solution services.

        We believe our broad geographic footprint, comprehensive suite of water services, inventory of water sources and permanent and temporary pipeline infrastructure position us to be a leading provider of water solutions in all of the shale plays that we serve. We have well-established field operations in what we believe to be core areas of many of the most active shale plays in the United States and

Canada, including the Permian Basin, SCOOP/STACK, Bakken, Eagle Ford, Marcellus, Uinta, Utica, Haynesville, Rockies (DJ Basin, Niobrara Shale and Powder River Basin), other Mid-Continent basins (Woodford, Barnett, Fayetteville, Granite Wash and Mississippian) and Western Canada. Our broad footprint enables us to service the majority of current domestic unconventional drilling and completions activity. We estimate that over 80% of all currently active U.S. onshore horizontal rigs are operating in our primary service areas and anticipate that the vast majority of rigs that will be deployed in the near-to medium-term will be situated in these areas. In particular, we have established a strong position in the Permian Basin, which is presently our largest operating region, and where we expect producers to invest significant capital as commodity prices continue to recover from recent lows.

        We seek to be a "one-stop" provider of total water management and chemical solutions for our customers in most of our areas of operations. We have the capability to provide all of the water services and many of the complementary chemicals our customers require in their drilling and completion activities (predominantly for fracking), including the sourcing, transferring, containing, testing and monitoring of water. We also offer various complementary water-related services that support oil and gas completion and production activities, including well testing, flowback, fluid hauling, pipeline gathering, treatment, recycling and disposal of water, and we also develop and manufacture a full suite of production chemicals used to enhance performance over the life of a well.

        Our Water Solutions segment's inventory of water sources is a key competitive advantage and enables us to offer our customers reliable access to the volume of water essential for fracking operations. Water sources are often difficult to locate, permit and reliably access, particularly in the quantities required for multi-well pad development programs. We have spent the past five or more years obtaining strategic water sources and have secured permits or long-term access rights to approximately 1.5 billion barrels of water annually from hundreds of sources, a number which varies over time, including large scale sources such as the Brazos, Missouri, Navasota, Ohio, Rio Grande, Sabine, San Antonio and Washita Rivers. In the Bakken, for example, we believe we have established a market leading position by securing three governmental permits which enable us to withdraw up to 100 million barrels of water annually from the Missouri River and Lake Sakakawea in North Dakota. Fresh water access cannot be easily replicated on Lake Sakakawea today as there are multiple environmental and regulatory conditions that must be met before an industrial water intake location can be built. New permits will also not be granted within 25 miles of an intake location associated with an existing permit. We have three of the five existing permits off Lake Sakakawea. In addition to surface water rights, groundwater resources are a key component of our extensive water portfolio. These sources have been secured or developed within our water solutions group and are designed with dedicated containment and transfer logistics to offer a complete water management solution. The first step in procuring a water source is identifying an area of interest based on anticipated drilling and completion activity as a result of lease activity, applications for permits and industry sources. After a specific water source is identified, we perform an assessment of the particular prospective source, including confirming availability, regulatory status, and any limitations on potential water rights. We use our AquaView® technology to quantify volumes and flow rates to verify current and potential water availability and volumes. After confirming the relevant ownership information, we begin negotiations with the applicable landowner or holder of the water rights. After finalizing the agreements and access rights, our team will obtain additional regulatory approvals, permits and right-of-ways as needed based on the regulatory authorities involved and individual circumstances. Going forward, we believe that our expertise and relationships in water sourcing will provide us with a competitive advantage in identifying and securing additional sources of water. Additionally, water is increasingly becoming sourced through the reuse of produced or flowback water from existing wells that has been subjected to various treatment or fresh water blending options. We have a dedicated team of individuals focused on developing water treatment and reuse services to our customers and although water reuse has been a relatively small percentage of our revenue to-date, we believe demands for our water reuse services will increase as water demands increase, regulatory restrictions increase, disposal options decrease, water treatment costs decline and operators reevaluate the reuse of treated flowback and produced water in their completion programs.

        We also manage the transfer of water from the source, between containments and ultimately to the wellsite for well completion. We have invested significant capital in temporary pipe, including approximately 1,400 miles of lay-flat hose, and other related assets. Our lay-flat hose provides a flexible water transfer solution and can be customized to fit a specific project. After the completion of a project, lay-flat hose can be quickly and cost-effectively removed and redeployed for a new project. These investments enable us to provide our customers with temporary water transfer systems that have substantially lower risk of leaks or spills compared to many alternative temporary piping options. We believe our expansive inventory of lay-flat hose, in combination with our customers' preference for this temporary water transfer method, positions us to be a market leader for this class of water transfer services. To support our water sourcing and transfer services, we have also made significant investments in strategic permanent pipelines that provide reliable and cost effective water delivery. Our most significant pipeline assets are located in the Bakken and allow us to take advantage of our water permits in that region. Our Bakken pipelines consist of two active underground pipeline systems, the Charlson and the Iverson systems, in McKenzie County, North Dakota that can currently deliver up to 62 million barrels of fresh water per year. We are in the process of developing a third underground pipeline to support Williams County and western Mountrail County in North Dakota that would allow us to fully utilize our annual water rights in this region. We have signed long-term contracts supported by AMIs with major Bakken producers that we believe will use a significant portion of our current pipeline capacity. We have also made investments outside of the Bakken, including our pipeline serving the SCOOP area of Oklahoma, the "Pecan Hill Pipeline," and our pipeline serving the Haynesville, the "IP Pipeline." Additionally, with the GRR Acquisition (as defined below) we acquired rights to a vast array of fresh, brackish and effluent water sources with access to significant volumes of water annually and water transport infrastructure, including over 900 miles of temporary and permanent pipeline infrastructure and related storage facilities and pumps, all located in the northern Delaware Basin portion of the Permian Basin.

        In addition to water sourcing and transfer, our Water Solutions segment offers various complementary water-related services that support oil and gas completion and production activities. Before and during the completion phase of a well, along with water sourcing and transfer, we offer water containment, monitoring and treatment solutions. Following the completion process, we provide flowback and well testing services, flowback and produced water hauling, pipeline gathering and disposal services and water treatment and recycling solutions relating to the potential reuse of flowback and produced water for new well completions. We support our customers across the life cycle of a well from completion to production and our comprehensive technical expertise related to water solutions management uniquely positions us relative to other water solutions providers to provide our customers comprehensive service solutions designed to maximize well performance, reduce costs and increase efficiencies while reducing the environmental impacts of their resource development.

        Our Oilfield Chemicals segment develops, manufactures and provides a full suite of chemicals utilized in hydraulic fracturing, stimulation, cementing and well completions, including polymers that create viscosity, crosslinkers, friction reducers, surfactants, buffers, breakers and other chemical technologies, to leading pressure pumping service companies in the United States. Our production chemicals solutions, which can be applied to producing wells throughout their producing lives, are applied to underperforming wells in order to enhance well performance and reduce production costs through the use of production treating chemicals, corrosion and scale monitoring, chemical inventory management, well failure analysis and lab services. Our product lines support the full range of fluid systems utilized primarily in the completion and development of unconventional resources. The use of automated communications systems combined with direct-to-wellsite delivery ensures seamless product availability for our customers, while our chemical expertise enables us to deliver a customized suite of products to meet customers' technical and economical product needs. Our expertise in frac chemistry also positions us to support our customers in developing programs to reuse produced and flowback water as an alternative to disposal. In addition to our product offering, we provide inventory management services, including procurement, warehousing and delivery services. We have two primary manufacturing facilities in Texas, five regional distribution centers and 29 heavy chemical transport trucks and provide products to our customers in all major U.S. shale basins.

        We also offer our customers various ancillary services through our Wellsite Services segment. Through our subsidiary, Peak, we provide workforce accommodations and surface rental equipment supporting oil and gas drilling, completion and production operations. Through our subsidiary, Affirm, we provide crane and logistics services, wellsite and pipeline construction and various field services. Operating under Rockwater LLC, we also offer sand hauling and logistics services in the Rockies and Bakken regions, as well as water transfer, containment, fluids hauling and other rental services in Western Canada. We provide our Wellsite Services to a wide range of customers in many of the most active shale plays or basins in the United States and Canada.

Description of Business Segments

Water Solutions

        Our Water Solutions segment is operated primarily under our subsidiary, Select LLC, and provides water-related services to customers that include major integrated oil companies and independent oil and natural gas producers. These services include: the sourcing of water; the transfer of the water to the wellsite through permanent pipeline infrastructure and temporary hose; the containment of fluids off- and on-location; measuring and monitoring of water; the filtering and treatment of fluids, well testing and handling of flowback and produced formation water; and the transportation and recycling or disposal of drilling, completion and production fluids.

  Service Lines

        Our Water Solutions operating segment is divided into the following service lines:

  •
  Water Sourcing.  Our water sourcing service line helps E&P companies source water used for drilling and completion operations from our surface, ground and industrial water sources. Specifically, through a portfolio of contracts with and permits from regulatory bodies, corporations and individual landowners, we have secured rights to approximately 1.5 billion barrels of water annually from hundreds of sources, a number which varies over time, including large scale sources such as the Brazos, Missouri, Navasota, Ohio, Rio Grande, Sabine, San Antonio and Washita Rivers. In the Bakken, we have three governmental permits that enable us to withdraw up to 100 million barrels of water annually from the Missouri River and Lake Sakakawea in North Dakota. Fresh water access cannot be easily replicated on Lake Sakakawea today as there are multiple environmental and regulatory conditions that must be met before an industrial water intake location can be built. New permits will also not be granted within 25 miles of an intake location associated with an existing permit. We have three of the five existing permits off Lake Sakakawea. Additionally, the recently acquired GRR Entities have rights to a vast array of fresh, brackish and effluent water sources with access to significant volumes of water annually. In addition to primary frac water sourcing, we also source brine water and other completion fluids.

  •
  Water Transfer.  Our water transfer service line provides high-volume, high-rate water transfer services through permanent pipeline systems and temporary pipe systems. This service is utilized to transfer water from a source to a containment location on or off the wellsite, from the containment directly to the well to support completion operations, and, in certain circumstances, directly from the source to the well. Our assets include more than 110 miles of operational underground pipeline, over 1,400 miles of lay-flat hose, approximately 700 miles of other temporary pipe (excluding lay-flat hose) and approximately 1,000 high-rate water transfer pumps. Additionally, the recently acquired GRR Entities own significant water transport infrastructure, including over 900 miles of temporary and permanent pipeline infrastructure and related storage facilities and pumps, all located in the northern Delaware Basin portion of the Permian Basin. The Rockwater Merger added Rockwater's sizable fleet of small and large diameter pipe and hose and pumps to our water transfer service line and extended our water transfer service capabilities across North America. Our permanent pipeline systems are located in the Bakken, the SCOOP and the Haynesville, as described in more detail below.

    •
    Bakken: We have invested $30 million in the Charlson Pipeline and the Iverson Pipeline in the Bakken located in McKenzie County, North Dakota, and we are developing a third pipeline system that will serve Williams County and western Mountrail County. The Charlson pipeline system is located on the eastern side of McKenzie County, North Dakota, and consists of 32 miles of operational pipeline. The Iverson pipeline system is located in eastern McKenzie County, North Dakota, and consists of 58 miles of operational pipeline. Of the approximately 90 miles of underground pipeline systems, we own 38 miles and have contractual rights to access the remaining 52 miles. The development of the third permit is expected to take place in 2017 and will allow us to utilize 100 million barrels of fresh water per year across the three systems.

    •
    SCOOP: Through our interest in a joint venture with Access Midstream (subsequently merged with Williams Partners), we own a nine-mile, underground fresh water delivery pipeline in Grady County, Oklahoma in what we believe to be the core of the SCOOP, with an additional 23 miles of sour gas pipeline that can be subsequently converted to deliver fresh water. The source for this pipeline system originates from the Washita River, a reliable water source in an otherwise dry and drought-prone region of Oklahoma. We are currently permitted by the Oklahoma Water Resources Board to withdraw 10.8 million barrels of water per year from the river, in excess of the pipeline's current physical throughput capacity of 9.2 million barrels per year.

    •
    Haynesville: We own an approximately 12-mile underground fresh water delivery pipeline in De Soto Parish, Louisiana, which transports effluent from a pump station at International Paper's Mansfield Plant Outfall No. 1 to five delivery points within the Holly Field for use in fracking operations. The IP Pipeline is located in what we believe is the core acreage of the Haynesville shale.

        Our lay-flat hose provides a flexible water transfer solution and can be customized to fit a specific project. After the completion of a project, lay-flat hose can be quickly and cost-effectively removed and redeployed for a new project, including projects in different geographic regions. Lay-flat hose has a significantly lower risk of spills than most other types of temporary jointed-pipe as a result of the strength and durability of the hose as well as the secure nature of any coupling joints used to connect multiple sections of hose. We believe the average length of lay-flat hose used in a project is approximately 5 miles, but the length can vary from as little as a few hundred feet to as much as 75 miles for a comprehensive water management program. Our lay-flat hose consists of 8 inch, 10 inch and 12 inch diameter segments. Depending on the requirements of a project, lay-flat hose may run from a water source directly to a containment area or wellsite or from containment area to containment area. Our customers generally prefer lay-flat hose to alternative temporary piping options due to the cost-effectiveness, customizability and reduced risk of spills.

  •
  Water Containment.  We are also the largest provider of high-capacity aboveground storage tanks ("ASTs") in North America offering water storage capacity between 4,500 and 60,000 barrels per tank with remote monitoring capability, also in every major U.S. basin and Western Canada. Our

    ASTs provide a low cost containment alternative to frac tanks and support our water treatment and reuse strategy that we bundle with our water transfer and water reuse services to provide enhanced water management solutions to our customers. A 40,000 barrel AST can be delivered by three trucks and be installed in half a day, and replaces 80 500-barrel frac tanks. Our modular tank design allows for 20 different tank configurations to meet each customer's individual needs, and we also offer nested tanks for complete secondary containment.

  •
  Water Treatment and Recycling.  Our water treatment and recycling service line works with oil and gas producers to treat water utilized in the drilling, completion and production processes. Additionally, we offer recycling services for the reuse of flowback, produced or otherwise impaired water for reuse in new well completions. Specifically, we offer water treatment and recycling solutions ranging from basic filtration solutions to the application of chemical disinfection and more advanced technologies, including oil removal, iron removal and the removal of other contaminants. These solutions are offered through in-house equipment and expertise, as well as with outside strategic relationships and investments.

  •
  Well Testing and Flowback.  Our well testing and flowback service line provides highly trained personnel and state-of-the-art equipment and technologies to perform a multitude of services relating to the completion and production of oil, gas, condensate and water, including frac support, frac plug drill-out, flowback, well testing and lease operating. These services are critical to the completion and production phase of a well, as it provides the customer with initial well productivity data which ultimately impacts a reservoir's capacity to produce hydrocarbons, such as oil, gas and condensate. Our traditional well testing and hydraulic equipment can service a multitude of operational scenarios, such as high and low temperature, high and low pressure, high hydrogen sulfide concentration and high volume. Currently, we own approximately 280 equipment spreads to support this broad range of services.

  •
  Fluid Hauling.  Our fluid hauling service line transports and stores water and various drilling, completion and production fluids utilizing our fleet of vacuum trucks, winch trucks, hydrovac trucks, and related assets, such as frac tanks. As of September 30, 2017, we owned and leased approximately 200 tractors.

  •
  Fluid Disposal.  We own and operate 18 salt water disposal SWD wells with a daily maximum permitted disposal volume of approximately 300,000 bpd. Our SWD wells are located in the Eagle Ford (6), Permian, (4), Haynesville (3), MidCon (2), Rockies (1) and Marcellus (2) regions.

  Geographic Areas of Operation

        We offer our Water Solutions services in most of the major unconventional shale plays in the continental U.S., as illustrated by a "✓" in the chart below.

Geographic Region
Services Provided	Permian	MidCon	Bakken	Eagle Ford	Marcellus / Utica	Haynesville	Rockies
Water Sourcing	✓	✓	✓	✓	✓	✓	✓
Water Transfer	✓	✓	✓	✓	✓	✓	✓
Water Containment	✓	✓	✓	✓	✓	✓	✓
Water Monitoring	✓	✓	✓	✓	✓	✓	✓
Water Treating	✓	✓	—	✓	✓	✓	✓
Well Testing	✓	✓	✓	✓	✓	✓	✓
Fluid Hauling	✓	✓	✓	✓	*	✓	✓
Frac Tanks	✓	✓	✓	✓	*	✓	✓
SWD Wells	✓	✓	—	✓	✓	✓	✓

*
In these regions, we have retained facilities but are not currently conducting operations.

  Customers

        Our Water Solutions customers primarily include major integrated and independent U.S. and international oil and gas producers.

  Competition

        Many large domestic and international oilfield services companies offer some water-oriented and environmental services, though these are generally ancillary to their core businesses. As a result, the water solutions industry is highly fragmented and our main competitors are typically smaller or mid-sized and often private service providers that focus on water solutions and logistical services across a narrow geographic range. We seek to differentiate ourselves from our competitors by delivering the highest-quality services and equipment possible, coupled with superior execution and operating efficiency in a safe working environment.

Oilfield Chemicals

        Our Oilfield Chemicals segment is operated primarily under our subsidiary, Rockwater LLC, and develops, manufactures and provides a full suite of chemicals utilized in hydraulic fracturing, stimulation, cementing and well completions, including polymers that create viscosity, crosslinkers, friction reducers, surfactants, buffers, breakers and other chemical technologies, to leading pressure pumping service companies in the United States. We also provide production chemicals solutions, which are applied to underperforming wells in order to enhance well performance and reduce production costs through the use of production treating chemicals, corrosion and scale monitoring, chemical inventory management, well failure analysis and lab services.

  Service Lines

        Our Oilfield Chemicals segment is divided into the following services lines:

  •
  Completion Chemicals.  Our completion chemicals service line develops, manufactures and provides a full suite of chemicals utilized in hydraulic fracturing, stimulation, cementing and well completions, including polymers that create viscosity, crosslinkers, friction reducers, surfactants, buffers, breakers and other chemical technologies, to leading pressure pumping service companies in the United States. Our product lines support the three major types of well completions (cross-linked gel frac, linear fracs and slickwater fracs). We can provide 24/7/365 time-critical logistical support to our customers. Our warehousing and service include inventory management with computerized tracking and monthly reporting. The use of automated communications systems combined with direct-to-wellsite delivery ensures seamless product availability for our customers, while our chemical expertise enables us to deliver a customized suite of products to meet customers' technical and economical product needs. Our expertise in frac chemistry positions us to support our customers in the ever changing ways of how wells are completed with our wide range of manufactured products. We have two primary manufacturing facilities in Texas, five regional distribution centers and 29 heavy chemical transport trucks and provide products to our customers in all major U.S. shale basins.

  •
  Production Chemicals.  In our production chemicals service line, we analyze underperforming wells and design engineered chemical solutions to enhance production and well performance and reduce production costs. These chemical solutions include: production treating chemicals for use in oil and gas production; ancillary oilfield services including corrosion and scale monitoring, chemical inventory management and well failure analysis; and lab services. In the Permian, our centrally located lab provides complete water and bacteria analysis through the well life cycle beginning with frac water through the production cycle. Our strategy is to provide basin-specific production chemicals solutions to Tier 2 & 3 operating companies that lower costs and increase production. Our solutions help customers avoid scaling and corrosion, hydrogen sulfide issues and paraffin build-up. This service line differentiates our overall utility to operators by allowing us to manage the entire well life cycle. Our production chemicals service line complements our Water Solutions segment due to the pull-through sales ability in the overlapping customer base, and it also complements our completion chemicals service line because we can advise customers on the completion fluid systems best suited for a well when it transitions from completion to production. We have two primary manufacturing facilities in Texas and one in Oklahoma. We serve the Permian, Eagle Ford and Mid-Continent basins and offer analytical services, lab and field support through 23 field locations.

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  Specialty Chemicals.  Our specialty chemicals service line manufactures and distributes chemicals that are formulated specifically for the coiled tubing industry. We offer a complete line of fracturing, acid and coiled tubing products. We manufacture the emulsion polymers, xanthan gels and corrosion inhibitors that support the coil tubing operations.

  Geographic Areas of Operation

        We provide Oilfield Chemicals services in most of the major unconventional shale plays in the continental U.S. In the chart below, a "✓" indicates that we offer the service line in the indicated geographic region.

Geographic Region
Services Provided	Permian	MidCon	Bakken	Eagle Ford	Marcellus / Utica	Haynesville	Rockies
Production Chemicals	✓	✓	—	✓	—	✓	—
Completion Chemicals	✓	✓	✓	✓	✓	✓	✓
Specialty Chemicals	✓	✓	—	✓	—	—	—

  Customers

        Our Oilfield Chemicals customers primarily include oilfield services companies, including pressure pumpers, and major integrated and independent U.S. and international oil and gas producers.

  Competition

        Our main competitors in our Oilfield Chemicals segment are Economy Polymers, Brenntag, Solvay, CESI-Flotek, SNF, Kemira, Univar and Nalco. We believe that the principal competitive factors in the markets we serve are technical expertise, equipment capacity, work force competency, efficiency, safety record, reputation, experience and price. Additionally, projects are often awarded on a bid basis, which tends to create a highly competitive environment. We seek to differentiate ourselves from our competitors by delivering the highest-quality services and equipment possible, coupled with superior execution and operating efficiency in a safe working environment.

Wellsite Services

        Our Wellsite Services segment provides a number of services across the U.S. and Canada and is operated primarily under our subsidiaries Peak, Affirm and Rockwater LLC. Peak provides workforce accommodations and surface rental equipment supporting drilling, completion and production operations to the U.S. onshore oil and gas industry. Affirm provides oil and gas operators with a variety of services, including crane and logistics services, wellsite and pipeline construction and field services. Operating under Rockwater LLC, we also offer sand hauling and logistics services in the Rockies and Bakken regions as well as water transfer, containment, fluids hauling and other rental services in Western Canada.

  Service Lines

        Our Wellsite Services segment is divided into the following service lines:

  •
  Accommodations and Rentals.  Our accommodations and rentals service line, operating under our subsidiary, Peak, provides workforce accommodations and surface rental equipment supporting drilling, completion and production operations to support onshore oil and gas activity. The services provided include fully furnished office and living quarters, fresh water supply and wastewater removal, portable power generation and light plants, internet, phone, intercom, surveillance and monitoring services and other long-term rentals supporting field personnel.

  •
  Wellsite Completion and Construction Services.  Our wellsite completion and construction services service line, operating under our subsidiary, Affirm, supports our Water Solutions segment and provides oil and gas operators with a variety of services, including crane and logistics services, wellsite and pipeline construction and field services. These services are performed to establish, maintain and improve production throughout the productive life of an oil or gas well, or to otherwise facilitate other services performed on a well.

  •
  Sand Hauling.  Our sand hauling service line, operating under our subsidiary, Rockwater LLC, provides proppant storage, transport, transloading, and sand and proppant supply and transportation logistics through our fleet of trucks.

  •
  Canada Fluids Logistics.  Our Canadian operations, operating under Rockwater Energy Solutions Canada, Inc., a subsidiary of Rockwater LLC, provide comprehensive fluids logistics through our fleet of tank trucks, vacuum trucks, hydro-vac trucks, hot oilers, winch trucks and pressure trucks. Additionally, we provide water transfer, containment and other rental services throughout Western Canada.

  Geographic Areas of Operation

        We provide Wellsite Services in most of the major unconventional shale plays in the continental U.S. and in Western Canada. In the chart below, a "✓" indicates that we offer the service line in the indicated geographic region.

Geographic Region
Services Provided	Permian	MidCon	Bakken	Eagle Ford	Marcellus / Utica	Haynesville	Rockies	Western Canada
Accommodations & Rentals	✓	✓	—	✓	✓	✓	✓	—
Wellsite Completion & Construction Services	✓	✓	—	✓	✓	✓	✓	—
Sand Hauling	—	—	✓	—	—	—	✓	—
Canada Fluids Logistics	—	—	—	—	—	—	—	✓

  Customers

        Our Wellsite Services customers include major integrated and independent U.S. and international oil and gas producers, as well as midstream and other oilfield services companies.

  Competition

        Historically, our competition has varied significantly by service line. The market for accommodations and rentals has been serviced by a relatively fragmented competitor base ranging from small local companies and privately-owned regional service companies to large private and public companies operating across diverse geographies. Our main competitors in the market for wellsite completion and construction services are typically smaller or mid-sized, and often private, service providers that focus on construction and field services across a narrow geographic range. Our competitors in the market for sand hauling are typically regionally focused smaller or mid-sized service providers. Our primary competitors in our Canadian operations are regionally focused smaller or mid-sized service providers. We seek to differentiate ourselves from our competitors by delivering the highest-quality services and equipment possible, coupled with superior execution and operating efficiency in a safe working environment.

Significant Customer

        For the year ended December 31, 2015, one of our customers accounted for approximately 10.6% of our total consolidated revenues. No customer accounted for more than 10% of our total consolidated revenues for the year ended December 31, 2016.

Sales and Marketing

        Our sales activities are directed through a network of sales representatives and business development personnel, which provides us coverage at both the corporate and field level of our customers. Sales representatives work closely with local operations managers to target potential opportunities through strategic focus and planning. Customers are identified as targets based on their drilling and completion activity, geographic location, and economic viability. Direction of the sales team is conducted through multiple weekly meetings and daily reporting. Our sales strategy is also supported by a proprietary database that we have developed based upon current rig and permit activity and the location of our strategic water sources.

        Our marketing activities are performed by an internal marketing group with input from a steering committee. Our strategy is based on building a national brand though multiple media outlets including our website, blog and social media accounts, radio, print and billboard advertisements, and various industry-specific conferences, publications and lectures.

Engineered Water Solutions

        Our Engineered Water Solutions group is comprised of professionals with significant technical and project development experience. The team consists of professionals with advanced degrees and experience in areas as diverse as geology, geography, petroleum and chemical engineering, computer science, environmental science, geographic information systems and regulatory affairs. This group has been designed to help customers develop and execute water solutions for wide-scale development projects, with our professionals integrating themselves into our customers' operations teams at the outset of the planning process.

Environmental and Occupational Safety and Health Matters

        Our water-related and wellsite completion and construction operations in support of oil and gas exploration, development and production activities pursued by our customers are subject to stringent and comprehensive federal, state, provincial and local laws and regulations in the United States and Western Canada governing occupational safety and health, the discharge of materials into the environment and environmental protection. Numerous governmental entities, including the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. These laws and regulations may, among other things (i) require the acquisition of permits to take fresh water from surface water and groundwater, construct pipelines or containment facilities, drill wells and other regulated activities; (ii) restrict the types, quantities and concentration of various substances that can be released into the environment or injected into non-producing formations; (iii) limit or prohibit our operations on certain lands lying within wilderness, wetlands and other protected areas; (iv) require remedial measures to mitigate pollution from former and ongoing operations; (v) impose specific safety and health criteria addressing worker protection; and (vi) impose substantial liabilities for pollution resulting from our operations. Any failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil and criminal penalties, the imposition of investigatory, remedial or corrective action obligations or the incurrence of capital expenditures; the occurrence of delays in the permitting or performance of projects; and the issuance of orders enjoining performance of some or all of our operations in a particular area.

        The trend in United States and Canadian environmental regulation in recent years has been typically to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly construction, completion or water management activities, or waste handling, storage transport, disposal, or remediation requirements could have a material adverse effect on our financial position and results of operations. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. Our customers may also incur increased costs or delays or restrictions in permitting or operating activities as a result of more stringent environmental laws and regulations, which may result in a curtailment of exploration, development or production activities that would reduce the demand for our services.

United States Operations

        The following is a summary of the more significant existing environmental and occupational safety and health laws, as amended from time to time, to which our operations in the United States are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

        Hazardous substances and wastes.    The Resource Conservation and Recovery Act ("RCRA"), and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Pursuant to rules issued by the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA, and instead are regulated under RCRA's less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. For example, following the filing of a lawsuit in the U.S. District Court for the District of Columbia in May 2016 by several non-governmental environmental groups against the EPA for the agency's failure to timely assess its RCRA Subtitle D criteria regulations for oil and gas wastes, the EPA and the environmental groups entered into an agreement that was finalized in a consent decree issued by the District Court in December 2016. Under the decree, the EPA is required to propose no later than March 15, 2019, a rulemaking for revision of certain Subtitle D criteria regulations pertaining to oil and gas wastes or sign a determination that revision of the regulations is not necessary. If the EPA proposes a rulemaking for revised oil and gas waste regulations, the Consent Decree requires that the EPA take final action following notice and comment rulemaking no later than July 15, 2021. A loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our and our oil and gas producing customers' costs to manage and dispose of generated wastes, which could have a material adverse effect on our and our customers' results of operations and financial position. In the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents and waste oils that may be regulated as hazardous wastes.

        Wastes containing naturally occurring radioactive materials ("NORM") may also be generated in connection with our operations. Certain processes used to produce oil and gas may enhance the radioactivity of NORM, which may be present in oilfield wastes. NORM is subject primarily to individual state radiation control regulations. In addition, NORM handling and management activities are governed by regulations promulgated by the Occupational Safety and Health Administration ("OSHA"). These state and OSHA regulations impose certain requirements concerning worker protection, the treatment, storage and disposal of NORM waste, the management of waste piles, containers and tanks containing NORM, as well as restrictions on the uses of land with NORM contamination.

        The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the Superfund law, and comparable state laws impose liability, without regard to fault or legality of conduct, on classes of persons considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the current and past owner or operator of the site where the hazardous substance release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In addition, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.

        We currently own, lease, or operate numerous properties that have been used for activities supporting oil and gas exploration, development and production for a number of years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or petroleum hydrocarbons may have been released on, under or from the properties owned or leased by us, or on, under or from other locations, including off-site locations, where we conduct services for our customers or where such substances have been taken for treatment or disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or petroleum hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to undertake response actions or corrective measures, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial operations to prevent future contamination, the costs of which could be material.

        Water discharges and use.    The Federal Water Pollution Control Act, also known as the Clean Water Act ("CWA"), and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and hazardous substances, into state waters and waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities.

        The CWA also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by permit. In June 2015, the EPA and the U.S. Army Corps of Engineers (the "Corps") published a final rule attempting to clarify the federal jurisdictional reach over waters of the United States, but legal challenges to this rule followed, and the rule was stayed nationwide by the U.S. Sixth Circuit Court of Appeals in October 2015 pending resolution of the court challenges. In January 2017, the U.S. Supreme Court accepted review of the rule to determine whether jurisdiction rests with the federal district or appellate courts. Additionally, following the issuance of a presidential executive order to review the rule, the EPA and the Corps proposed a rulemaking to repeal the June 2015 rule in June 2017. The EPA and the Corps also announced their intent to issue a new rule defining the CWA's jurisdiction. As a result, future implementation of the June 2015 rule is uncertain at this time. To the extent this rule or a revised rule expands the scope of the CWA's jurisdiction, we could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas in connection with any expansion activities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

        The Oil Pollution Act of 1990 ("OPA") amends the CWA and sets minimum standards for prevention, containment and cleanup of oil spills in waters of the United States. The OPA applies to vessels, offshore facilities, and onshore facilities, including E&P facilities that may affect waters of the United States. Under OPA, responsible parties including owners and operators of onshore facilities may be held strictly liable for oil cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills. The OPA also requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst-case discharge of oil into waters of the United States.

        Underground injection wells and induced seismicity.    Our underground injection operations are regulated pursuant to the UIC program established under the federal SDWA and analogous state and local laws and regulations. The UIC program includes requirements for permitting, testing, monitoring, record keeping and reporting of injection well activities, as well as a prohibition against the migration of fluid containing any contaminant into underground sources of drinking water. State regulations require a permit from the applicable regulatory agencies to operate underground injection wells. Although we monitor the injection process of our wells, any leakage from the subsurface portions of the injection wells could cause degradation of fresh groundwater resources, potentially resulting in suspension of our UIC permit, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation of the affected resource and imposition of liability by third-parties claiming damages for alternative water supplies, property and personal injuries. A change in UIC disposal well regulations or the inability to obtain permits for new disposal wells in the future may affect our ability to dispose of produced waters and other substances, which could affect our business.

        Furthermore, in response to recent seismic events near underground disposal wells used for the disposal by injection of produced water resulting from oil and gas activities, federal and some state agencies are investigating whether such wells have caused increased seismic activity, and some states have restricted, suspended or shut down the use of such disposal wells. In response to these concerns, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, Oklahoma issued new rules for wastewater disposal wells in 2014 that imposed certain permitting and operating restrictions and reporting requirements on disposal wells in proximity to faults and also, from time to time, has developed and implemented plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. The Texas Railroad Commission adopted similar rules in 2014. In December 2016, the Oklahoma Corporation Commission's Oil and Gas Conservation Division and the Oklahoma Geological Survey released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including an operator's planned mitigation practices, following certain unusual seismic activity within 1.25 miles of hydraulic fracturing operations. In addition, in February 2017, the Oklahoma Corporation Commission's Oil and Gas Conservation Division issued an order limiting future increases in the volume of oil and natural gas wastewater injected below ground into the Arbuckle formation in an effort to reduce the number of earthquakes in the state. In addition, ongoing lawsuits allege that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. The adoption and implementation of any new laws, regulations or directives that restrict our ability to dispose of wastewater gathered from our customers by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring us to shut down disposal wells, could have a material adverse effect on our business, financial condition, and results of operations.

        Hydraulic fracturing activities.    Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from dense subsurface rock formations. The process involves the injection of water, sand or other proppants and chemical additives under pressure into targeted geological formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is currently generally exempt from regulation under the UIC program established under the SDWA and is typically regulated by state oil and gas commissions or similar agencies.

        However, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, in 2014, the EPA asserted regulatory authority pursuant to the SDWA's UIC program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities. Additionally, in June 2016, the EPA published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants and, in 2014, published an Advance Notice of Proposed

Rulemaking regarding the TSCA reporting of the chemical substances and mixtures used in hydraulic fracturing. Also, the federal BLM published a final rule in 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands. This rule was struck down by a Wyoming federal judge, but, in June 2016, the decision was appealed by the BLM to the U.S. Circuit Court of Appeals for the Tenth Circuit. However, following the issuance of a presidential executive order to review rules related to the energy industry, in July 2017, the BLM published a proposed rule to rescind the 2015 final rule. In September 2017, the Tenth Circuit issued a ruling to vacate the Wyoming trial court decision and dismiss the lawsuit challenging the 2015 rule in light of the BLM's proposed rulemaking. The timing of a final rulemaking is uncertain, and, as a result of these developments, future implementation of the BLM rule is uncertain at this time. From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. In the event that new federal restrictions on the hydraulic-fracturing process are adopted in areas where we or our customers conduct business, we or our customers may incur additional costs or permitting requirements to comply with such federal requirements that may be significant in nature and, in the case of our customers, could experience added delays or curtailment in the pursuit of exploration, development, or production activities, which would in turn reduce the demand for our services.

        Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate. For example, Texas, Oklahoma, California, Ohio, Pennsylvania, and North Dakota, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal, and well-construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether, following the approach taken by the State of New York. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular, as certain local governments in California have done. Other states, such as Texas, Oklahoma, and Ohio have taken steps to limit the authority of local governments to regulate oil and gas development.

        In December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that "water cycle" activities associated with hydraulic fracturing may impact drinking water resources "under some circumstances," noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. The EPA's study report did not find a direct link between the action of hydraulically fracturing the well itself and contamination of groundwater resources. Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs for our customers in the production of oil and gas, including from the developing shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and gas wells and an associated decrease in demand for our services, increased compliance costs and time, which could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

        Air Emissions.    The CAA and comparable state laws restrict the emission of air pollutants from many sources through air emissions standards, construction and operating permit programs and the imposition of other compliance standards. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay our projects as well as our customers' development of oil and gas projects. Over the next several years, we or our customers may incur certain capital expenditures for air pollution control equipment or other air emissions-related issues. For example, in 2015, the EPA issued a final rule under the CAA, lowering the National Ambient Air Quality Standard ("NAAQS") for ground-level ozone from the current standard of 75 parts per million to 70 parts per million under both the primary and secondary standards to provide requisite protection of public health and welfare, respectively. The EPA did not meet the October 1, 2017 deadline for designating non-attainment areas but, on November 6, 2017, issued final designations for areas in the United States representing approximately 85% of the U.S. counties that will take effect sixty days after the notice is published in the Federal Register. For the remaining areas of the United States, the EPA has not yet prepared final designations but plans to do so in a separate future action. Reclassification of areas or imposition of more stringent standards may make it more difficult to construct new or modified sources of air pollution in newly designated non-attainment areas. Also, states are expected to implement more stringent requirements as a result of this new final rule, which could apply to our and our customers' operations. In another example, in June 2016, the EPA published a final rule updating federal permitting regulations for stationary sources in the oil and natural gas industry by defining and clarifying the meaning of the term "adjacent" for determining when separate surface sites and the equipment at those sites will be aggregated for permitting purposes. Compliance with these or other air pollution control and permitting requirements has the potential to delay the development of oil and natural gas projects and increase our or our customers' costs of development and production, which costs could reduce demand for our services and have a material adverse impact on our business and results of operations.
        Climate Change.    In response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the CAA that, among other things, establish PSD construction and Title V operating permit reviews for certain large stationary sources that emit certain principal, or "criteria," pollutants. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet "best available control technology" standards. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from oil and gas production, processing, transmission and storage facilities in the United States.

        Congress has from time to time considered legislation to reduce emissions of GHGs but there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions through the completion of GHG emissions inventories and by means of cap and trade programs that typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs. The EPA has also developed strategies for the reduction of methane emissions, including emissions from the oil and gas industry. For example, in June 2016, the EPA published NSPS Subpart OOOOa requirements to reduce methane and volatile organic compound emissions from certain new, modified and reconstructed equipment and processes in the oil and gas source category, including production, processing, transmission and storage activities. These Subpart OOOOa standards will expand previously issued NSPS published by the EPA in 2012, and known as Subpart OOOO, by using certain equipment-specific emissions control practices. However, the Quad OOOOa standards have been subject to attempts by the EPA to stay portions of those standards, and the agency proposed rulemaking in June 2017 to stay the requirements for a period of two years and revisit implementation of Subpart OOOOa in its entirety. The EPA has not yet published a final rule, but, as a result of these developments, future implementation of the 2016 standards is uncertain at this time. Because of the long-term trend toward increasing regulation, however, future federal GHG regulations of the oil and natural gas industry remain a possibility. Furthermore, in June 2017, the BLM published a final rule that established, among other things, requirements to reduce methane emissions arising from venting, flaring and leaking from oil and gas production activities on onshore federal and American Indian lands. However, on December 8, 2017, the BLM published a final rule to temporarily suspend or delay certain requirements contained in the November 2016 final rule until January 17, 2019, including those requirements relating to venting, flaring and leakage from oil and gas production activities. Given the long-term trend towards increasing regulation, future federal GHG regulations of the oil and gas industry remain a possibility. Additionally, in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that proposed an agreement, requiring member countries to review and "represent a progression" in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This agreement was signed by the United States in April 2016 and entered into force in November 2016; however, the GHG emission reductions called for by the Paris Agreement are not binding. In August 2017, the U.S. Department of State officially informed the United Nations of the intent of the United States to withdraw from the Paris Agreement. The Paris Agreement provides for a four-year exit process beginning when it took effect in November 2016, which would result in an effective exit date of November 2020. The United States' adherence to the exit process and/or the terms on which the United States may re-enter the Paris Agreement or a separately negotiated agreement are unclear at this time.

        Although it is not possible at this time to predict how new laws or regulations in the United States or any legal requirements imposed by the Paris Agreement on the United States, should it not withdraw from the agreement, that may be adopted or issued to address GHG emissions would impact our business, any such future laws, regulations or other legal requirements imposing reporting or permitting obligations on, or limiting emissions of GHGs from, our or our customers' equipment and operations could require us or our customers to incur costs to reduce emissions of GHGs associated with operations as well as delays or restrictions in the ability to permit GHG emissions from new or modified sources. In addition, substantial limitations on GHG emissions could adversely affect demand for the oil and gas our customers produce, which could reduce demand for our services. Finally, it should be noted that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, droughts and other climatic events; if any such effects were to occur, they could have an adverse effect on our and our customers' operations.

        Endangered Species.    The federal ESA restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the federal MBTA. To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where we or our oil and gas producing customers operate, our and our customers' abilities to conduct or expand operations and construct facilities could be limited or be forced to incur material additional costs. Moreover, our customer's drilling activities may be delayed, restricted, or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons. Some of our operations and the operations of our customers are located in areas that are designated as habitats for protected species. In addition, as a result of a settlement approved by the U.S. District Court for the District of Columbia in 2011, the FWS is required to make a determination on the listing of numerous other species as endangered or threatened under the ESA pursuant to specific timelines. The designation of previously unidentified endangered or threatened species could indirectly cause us to incur additional costs, cause our or our oil and gas producing customers'

operations to become subject to operating restrictions or bans and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state, and private lands.

        Chemical Safety.    We are subject to a wide array of laws and regulations governing chemicals, including the regulation of chemical substances and inventories, such as TSCA in the United States and the Canadian Environmental Protection Act in Canada. These laws and regulations change frequently, and have the potential to limit or ban altogether the types of chemicals we may use in our products, as well as result in increased costs related to testing, storing, and transporting our products prior to providing them to our customers. For example, in June 2016, President Obama signed into law the Lautenberg Act, which substantially revised TSCA. Amongst other items, the Lautenberg Act eliminated the cost-benefit approach to analyzing chemical safety concerns with a health-based safety standard and requires all chemicals in commerce, including those "grandfathered" under TSCA, to undergo a safety review. The Lautenberg Act also requires safety findings before a new chemical can enter the market. Although it is not possible at this time to predict how EPA will implement and interpret the new provisions of the Lautenberg Act, or how legislation or new regulations that may be adopted pursuant to these regulatory and legislative efforts would impact our business, any new restrictions on the development of new products, increases in regulation, or disclosure of confidential, competitive information could have an adverse effect on our operations and our cost of doing business.

        Furthermore, governmental, regulatory and societal demands for increasing levels of product safety and environmental protection could result in increased pressure for more stringent regulatory control with respect to the chemical industry. In addition, these concerns could influence public perceptions regarding our products and operations, the viability of certain products, our reputation, the cost to comply with regulations, and the ability to attract and retain employees. Moreover, changes in environmental, health and safety regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities, which could reduce our profitability.

        Occupational Safety and Health and other legal requirements.    We are subject to the requirements of OSHA and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right-to-Know Act and comparable state statutes and any implementing regulations require that we organize and/or disclose information about hazardous materials used or produced in our United States operations and that this information be provided to employees, state and local governmental authorities and citizens. We have an internal program of inspection designed to monitor and enforce compliance with worker safety requirements.

        In addition, as part of the services we provide, we operate as a motor carrier and therefore are subject to regulation by the U.S. Department of Transportation and analogous U.S. state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, regulatory safety, and hazardous materials labeling, placarding and marking. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes on motor fuels, among other things, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Western Canadian Operations

        Environmental regulation in Canada, including the Western Canadian provinces of Alberta and British Columbia, is carried out at both the federal and provincial levels. Unless the exploration and production of hydrocarbon resources is occurring on federal lands, such as lands held by First Nations, national parks, national defense lands, or offshore, the main oversight over the extraction of natural resources falls within provincial jurisdiction. However, the federal government has shared oversight over assessing whether substances are toxic to both humans and the environment and the control of the use of such substances pursuant to the Canadian Environmental Protection Act. In addition, the Transportation of Dangerous Goods Act, administered by Transport Canada, regulates road, rail, air and marine transportation of fracturing fluids, produced water, fracturing fluid waste and flowback. The following is a summary of the more significant environmental regulations in Alberta and British Columbia, Canada, as amended from time to time, to which our operations in Canada are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

        Hydraulic fracturing activities.    Operations related to water, stimulation, and fracturing fluids in support of oil and gas exploration, development and production are subject to provincial environmental regulations. Currently, our operations occur in the western provinces of Alberta and British Columbia. In Alberta, the AER has jurisdiction over the Environmental Protection and Enhancement Act, and associated regulations and Directives, as well as parts of the Water Act, relating to the extraction of hydrocarbons. In particular, the AER has regulatory directives relating to groundwater protection, wellbore integrity, noise and light impacts, air quality and induced seismicity. The AER's Directives require licensees conducting hydraulic fracturing to report amounts and sources of water and chemicals used in each job. The type and volume of all additives used in fracturing fluids must also be submitted to the AER. Licensees in Alberta are also subject to stringent storage and drilling waste management requirements. Companies who own and operate permanent facilities are subject to additional regulations.

        In British Columbia, the BCOGC is the provincial regulatory body responsible for overseeing oil and gas operations. Like Alberta, British Columbia has developed a single-window approach to administer the provisions of wide ranging acts and regulations which include the regulation of the exploration, development, transportation and reclamation of oil and gas activities. The regulation of hydraulic fracturing in British Columbia is conducted under numerous provincial acts and technical regulations. The BCOGC administers British Columbia's main legislative framework relating to oil and gas, the Oil and Gas Activities Act, and its associated regulations which regulate public safety and environmental protection related to hydraulic fracturing, such as the Drilling and Production Regulation and the Environmental Protection and Management Regulation. Further, other specific provisions of the Water Act, the Petroleum and Natural Gas Act, the Heritage Conservation Act, the Land Act and the Environmental Management Act also regulate elements of hydraulic fracturing. Fracture Fluid Reports are required to be submitted and are publicly searchable online. Chemical disclosure including trade name, supplier, purpose, ingredients, and volume of water with injected ingredients must be submitted to an online database.

        Water usage.    Besides the AER, the other major legislative and regulatory requirements in Alberta related to our operations in Western Canada fall under the administration of the Alberta Environment and Parks ministry. Environment and Parks oversees parts of the Water Act and the Water Conservation and Allocation Policy for Oilfield Injection for long-term water injection projects for the recovery of oil, requiring industry to seek deep saline groundwater and technological alternatives to minimize use of fresh water. While this policy is applicable to conventional water flooding and oil sands in-situ operations, expanding the policy to apply water conservation principles to subsectors of the upstream oil and gas industry, including hydraulic fracturing, has been proposed. In British Columbia, the Water Sustainability Act came into effect in 2016 and has resulted in changes to surface water and groundwater allocation, requiring authorizations to be obtained to use groundwater for anything other than domestic use. The BCOGC has recently strengthened regulations relating to induced seismicity due to hydraulic fracturing based on two reports and continues to conduct monitoring and research in order to adequately respond and mitigate this issue.

        Induced seismicity.    Due to increased seismicity believed to be associated with hydraulic fracturing, in 2015 the AER released new guidelines requiring new seismic monitoring and reporting requirements for hydraulic fracturing. The BCOGC completed two reports on seismic events related to hydraulic fracturing, and has imposed mitigation measures, including regulations to shut down industry operations if seismic activity reaches a certain threshold.

        Climate change.    The Canadian federal government, as well as the provincial governments have either proposed or have instituted a carbon tax in response to the global push to combat climate change. While a carbon tax in British Columbia has been in place since 2008, which is currently $30 per tonne of carbon dioxide equivalent, as of January 1, 2017, Alberta has instituted a provincial carbon tax of $20 per tonne, rising to $30 per tonne in 2018. The federal government has proposed a minimum price on carbon, beginning in 2018 at $10 per tonne, rising to $50 per tonne in 2022, which will be implemented by the federal government if the provinces do not already have an equivalent framework in place. The carbon tax will have a significant impact on energy intensive businesses.

        The Government of Alberta also announced in 2015 that under its Climate Leadership Plan, the province will have zero emissions from coal-fired electricity by 2030. As approximately 55% of Alberta's electricity in being produced from coal-fired generators, natural gas-fired electricity is expected to increase significantly to fill this gap. Oil and gas producers will be required to reduce methane emissions associated with their facilities by 45% by 2025 and a cap of 100 megatonnes per year of carbon emissions from oil sands production has been imposed. The federal government also announced that it intends to virtually eliminate the use of coal-fired electricity by 2030, which currently accounts for 11% of Canada's electricity capacity.

Seasonality

        Our results of operations have historically reflected seasonal tendencies, typically in the fourth quarter, relating to holiday seasons, inclement winter weather and the conclusion of our customers' annual drilling and completions capital expenditure budgets during which we typically experience declines in our operating results. In a stable commodity price and operations environment, October has historically been our most active month, with notable declines in November and December for the reasons described above.

Intellectual Property

        Protection of our products and processes is important to our businesses. We own numerous patents and, where appropriate, we file patent applications for new products and technologies. For example, we use our AquaView® technology to quantify volumes and flow rates to verify current and potential water availability and volumes when analyzing a new water source. We also currently own six U.S. patents relating to completions technology including borate cross-linkers, slurry monitoring systems and others. We also have a robust program to seek patents on new developments. We are currently seeking patents on eight new technologies including our Neohydro® water treatment process and our proprietary water analytics and automation tool, EnviroEdge®, as well as creating fracturing fluids with produced water, evaporation methodologies, cross-linker/breaker mechanisms and liquid distribution metering systems. We hold numerous patents and, while a presumption of validity exists with respect to issued U.S. patents, we cannot assure that any of our patents will not be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot assure the issuance of any pending patent application, or that if patents do issue, that these patents will provide meaningful protection against competitors or against competitive technologies. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner.

        We also rely upon unpatented proprietary know-how, continuing technological innovation and trade secrets to develop and maintain our competitive position. There can be no assurance, however, that confidentiality and other agreements into which we enter and have entered will not be breached, that these agreements will provide meaningful protection for our trade secrets or proprietary know-how, or that adequate remedies will be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, there can be no assurance that others will not obtain knowledge of these trade secrets through independent development or other access by legal means.

        We also own a number of trademarks, which we use in connection with our businesses. In addition to protections through federal registration, we also rely on state common law protections to protect our brand. There can be no assurance that the trademark registrations will provide meaningful protection against the use of similar trademarks by competitors, or that the value of our trademarks will not be diluted.

        Because of the breadth and nature of our intellectual property rights and our business, we do not believe that any single intellectual property right (other than certain trademarks for which we intend to maintain the applicable registrations) is material to our business. Moreover, we do not believe that the termination of intellectual property rights expected to occur over the next several years, either individually or in the aggregate, will materially adversely affect our business, financial condition or results of operations.

Risk Management and Insurance

        Our operations are subject to hazards inherent in the oil and gas industry, including accidents, blowouts, explosions, craterings, fires, oil spills and hazardous materials spills. These conditions can cause:

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  personal injury or loss of life;

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  damage to, or destruction of property, the environment and wildlife; and

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  the suspension of our or our customers' operations.

        In addition, claims for loss of oil and gas production and damage to formations can occur in the well services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.

        Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.

        Despite our efforts to maintain high safety standards, from time to time, we have suffered accidents, and there is a risk that we will experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. In particular, in recent years many of our large customers have placed an increased emphasis on the safety records of their service providers. Any significant increase in the frequency or severity of these incidents, or the general level of compensatory payments, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

        We maintain insurance coverage of types and amounts that we believe to be customary in the industry including workers' compensation, employer's liability, sudden & accidental pollution, umbrella, comprehensive commercial general liability, business automobile and property and equipment physical damage insurance. Our insurance coverage may be inadequate to cover our liabilities. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable or on terms as favorable as our current arrangements.

        We enter into MSAs with each of our customers. Our MSAs delineate our and our customer's respective indemnification obligations with respect to the services we provide. Generally, under our MSAs, including those relating to our Water Solutions, Accommodations and Rentals and Wellsite Completion and Construction Services, we assume responsibility for pollution or contamination originating above the surface from our equipment or handling of the equipment of others. However, our customers assume responsibility for all other pollution or contamination that may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. The assumed responsibilities include the control, removal and clean-up of any pollution or contamination. In such cases, we may be exposed to additional liability if we are grossly negligent or commit willful acts causing the pollution or contamination. Generally, our customers also agree to indemnify us against claims arising from the personal injury or death of the customers' employees or those of the customers' other contractors, in the case of our hydraulic fracturing operations, to the extent that such employees are injured by such operations, unless the loss is a result of our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees or employees of any of our subcontractors, unless resulting from the gross negligence or willful misconduct of our customer. The same principals apply to mutual indemnification for loss or destruction of customer-owned property or equipment, except such indemnification is not limited in an instance of gross negligence or willful misconduct. Losses arising from catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we may be unsuccessful in enforcing contractual terms, incur an unforeseen liability that is not addressed by the scope of the contractual provisions or be required to enter into an MSA with terms that vary from our standard allocations of risk, as described above. Consequently, we may incur substantial losses that could materially and adversely affect our financial condition and results of operations.

Employees

        As of November 1, 2017, we had approximately 5,200 employees and no unionized labor. We believe we have good relations with our employees.

Legal Proceedings

        We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows. We are, however, named defendants in certain lawsuits, investigations and claims arising in the ordinary course of conducting our business, including certain environmental claims and employee-related matters, and we expect that we will be named defendants in similar lawsuits, investigations and claims in the future. While the outcome of these lawsuits, investigations and claims cannot be predicted with certainty, we do not expect these matters to have a material adverse impact on our business, results of operations, cash flows or financial condition. We have not assumed any liabilities arising out of these existing lawsuits, investigations and claims.

        In December 2016, Rockwater was notified by the U.S. Attorney's Office for the Middle District of Pennsylvania that it is being investigated for altering emissions control systems on several of its vehicles. We are cooperating with the investigation and have determined that mechanics servicing our vehicle fleet may have installed software on certain vehicles and modified a few other vehicles to deactivate or bypass the factory-installed emissions control systems. At present, it appears that 31 vehicles in Pennsylvania were modified in this manner, apparently to improve vehicle performance and reliability. As a result of a company-wide investigation undertaken voluntarily and in cooperation with the U.S. Department of Justice, we have determined that approximately 30 additional company vehicles outside of Pennsylvania may have been altered. As of the date of the initiation of the investigation, we operated approximately 1,400 vehicles in the U.S., and the modified vehicles constituted less than 5% of our fleet at such time. We are unable to predict at this time whether any administrative, civil or criminal charges will be brought against us, although we have learned that at least one employee, a service shop supervisor, may be the target of a criminal investigation, and it is possible that other individuals or we could become targets. We are cooperating with the U.S. Department of Justice in all aspects of the investigation and have instituted procedures to ensure that our mechanics do not tamper with or bypass any emissions control systems when they are performing vehicle maintenance, and we have also reached an agreement with the U.S. Department of Justice providing for either the restoration or removal from service of those vehicles that were modified. Although we are unable to predict the outcome of this investigation, we note that in similar circumstances, the EPA has imposed fines of up to $7,200 per altered vehicle and has also required the responsible party to disgorge any financial benefit that it may have derived.

MANAGEMENT

Board of Directors and Executive Officers

        Set forth below are the name, age, position and description of the business experience of our executive officers and directors.

Name	Age	Position
John D. Schmitz	57	Executive Chairman
Holli C. Ladhani	47	President, Chief Executive Officer and Director
Gary M. Gillette	57	Chief Financial Officer and Senior Vice President
Eric Mattson	66	Executive Vice President, Finance
Cody Ortowski	40	Executive Vice President, Business Strategy
David Nightingale	59	Executive Vice President, Wellsite Services
Paul Pistono	49	Executive Vice President, Oilfield Chemicals
Michael Skarke	36	Executive Vice President, Water Solutions
Adam R. Law	35	Senior Vice President, General Counsel and Corporate Secretary
David W. Stuart	56	Senior Vice President, Water Networks
Robert V. Delaney	60	Director
Adam J. Klein	39	Director
David C. Baldwin	54	Director
Douglas J. Wall	64	Director
Richard A. Burnett	44	Director
Keith O. Rattie	63	Director
David A. Trice	69	Director

        John D. Schmitz—Executive Chairman.    Mr. Schmitz has served as our Executive Chairman since the Rockwater Merger closed in November 2017. Prior to the Rockwater Merger, Mr. Schmitz served as our Chief Executive Officer and Chairman since November 2016 and served as the Chief Executive Officer and Chairman of SES Holdings since we were originally founded as Peak Oilfield Services, LLC and began operations in 2007. After Mr. Schmitz founded our predecessor, he led the transformation of our assets and operations through a series of strategic acquisitions designed to enhance the Company's total water solutions offerings. Prior to founding us and our predecessors, Mr. Schmitz served as the North Texas Division Manager for Complete Production Services, Inc. ("Complete" (formerly NYSE: CPX) before its sale to Superior Energy Services, Inc. (NYSE: SPN) in February 2012). Mr. Schmitz's involvement with Complete originated when his initial oilfield services holding company, BSI Holdings, Inc., was recapitalized by SCF Partners, L.P. ("SCF Partners") in 2003 and was rebranded underneath the Complete Energy Services, Inc. umbrella. Mr. Schmitz founded Brammer Supply, Inc., the predecessor to BSI Holdings, Inc., in 1983 and spent the 20 years thereafter growing the Company, both organically and through acquisitions, into an integrated wellsite service provider with over 16 locations in North and East Texas, Oklahoma and Louisiana. Mr. Schmitz was also responsible for the founding and subsequent recapitalization of Allied Production Solutions, LP, a production surface tank equipment manufacturer, which ultimately merged into Forum Energy Technologies, Inc. ("Forum" (NYSE: FET)) in August 2010. Mr. Schmitz is the founder and Chairman of Silver Creek Oil & Gas, an E&P company.

        Mr. Schmitz is the founder and President of: (i) B-29 Family Holdings, LLC, the family office representing the business interests of John and Steve Schmitz, (ii) B-29 Investments, LP, the private equity arm of Mr. Schmitz's family office, and (iii) Sunray Capital, LP, a subsidiary of B-29 Investments, LP that contains privately-held interests in various oil and gas investments. Through Mr. Schmitz's oversight of these investment holding companies, he has been instrumental in the successful closing of numerous upstream and midstream transactions including the sales of property packages across the Barnett, Eagle Ford, and Fayetteville basins to EOG Resources, Chesapeake

Energy, and XTO Energy, respectively, and the sale of Cimmaron Gathering, LP, a natural gas pipeline company, to Copano Energy, LLC (formerly NASDAQ: CPNO). Mr. Schmitz has served on the Board of Forum since September 2010 and serves on the board of multiple private oil and gas companies.

        As our founder, Mr. Schmitz is a main driving force behind our success to date. Mr. Schmitz has successfully grown our company through his vision, leadership skills and business judgment, and for this reason we believe Mr. Schmitz is a valuable asset to our board and is the appropriate person to serve as our Executive Chairman.

        Holli C. Ladhani—President, Chief Executive Officer and Director.    Ms. Ladhani has served as our President, Chief Executive Officer and as a member of our board of directors since the Rockwater Merger closed in November 2017. Prior to the Rockwater Merger, Ms. Ladhani served as the President and Chief Executive Officer of Rockwater and as a member of the Rockwater board of directors since May 6, 2015. She was appointed Chairman of the Rockwater board of directors in January 2017. Ms. Ladhani held various positions at Rockwater since its formation in 2011 including Executive Vice President—Chemical Technologies and Chief Financial Officer. Prior to joining Rockwater, Ms. Ladhani served as Executive Vice President and Chief Financial Officer of Dynegy Inc., a position she held since November 2005. She previously held various finance positions with Dynegy, including Senior Vice President, Treasurer and Controller from 2000 to 2005. Prior thereto, Ms. Ladhani was employed by PricewaterhouseCoopers, LLP from 1992 to 2000 and held positions with varied levels of responsibility up to Senior Manager in the audit practice, where she focused on the energy sector, including exploration and production, chemicals and refining. A certified public accountant, she received her B.B.A. in Accounting from Baylor University and her M.B.A. (Jones Scholar) from Rice University. Ms. Ladhani serves on the boards of Atlantic Power Corporation, a North American independent power producer, and Noble Energy Inc., an independent oil and natural gas E&P company, and previously served on the board of Rosetta Resources Inc.

        Ms. Ladhani successfully grew Rockwater through her vision, leadership skills and business judgment, and for this reason we believe Ms. Ladhani is a valuable asset to our board and is the appropriate person to serve as President and Chief Executive Officer and as a member of our board of directors.

        Gary M. Gillette—Chief Financial Officer and Senior Vice President.    Mr. Gillette has served as our Chief Financial Officer and Senior Vice President since we were incorporated in November 2016. Prior to that, he served in the same capacity for SES Holdings since January 2016 and as Chief Financial Officer of SES Holdings since June 2015. Prior to joining our company, Mr. Gillette spent eight years with Allied Oil and Gas Services, LLC, as the Chief Financial Officer where he was critical in helping the Company quadruple in size—from a single shale play to one spanning seven North American regions. Mr. Gillette began his career with Ernst & Young where he served a number of energy-related and manufacturing clients for nine years, before going on to serve in Finance and Operations roles with Thomson Tax & Accounting (a unit of Thomson-Reuters).

        Mr. Gillette is a Certified Public Accountant and Chartered Global Management Accountant, and received a B.S. in Business Administration from Concord University and an M.B.A. from New York Institute of Technology.

        Eric Mattson—Executive Vice President, Finance.    Mr. Mattson has served as our Executive Vice President, Finance since we were incorporated in November 2016. Prior to that, he served as Executive Vice President, Finance of SES Holdings since January 2016 and Executive Vice President and Chief Financial Officer from November 2008 through January 2016. Mr. Mattson was an early investor in our company prior to joining our management team.

        From 1999 to 2007, Mr. Mattson served as the Senior Vice President & Chief Financial Officer of two technology companies, NetRail, Inc., a Tier One IP provider and VeriCenter, Inc., an IT managed services provider. Both companies were venture capital backed start-up companies and were successfully sold to Cogent Communications Group, Inc. and SunGard, Inc., respectively. From 1993 through 1999, Mr. Mattson served as Senior Vice President & Chief Financial Officer of Baker Hughes, Inc., an oil service company. Mr. Mattson joined Baker International, Inc. in 1980, and served in a number of capacities, including Treasurer prior to the merger of Baker International, Inc. and Hughes Tool Company in 1987, at which time he became Vice President and Treasurer of Baker Hughes, Inc., a position he held until 1993. Mr. Mattson has served as a director of National Oilwell Varco, Inc. and Rex Energy Corporation since 1995 and 2010, respectively. Mr. Mattson received a B.S. in Economics and an M.B.A. from The Pennsylvania State University.

        Cody Ortowski—Executive Vice President, Business Strategy.    Mr. Ortowski has served as Executive Vice President, Business Strategy since the Rockwater Merger closed in November 2017. Prior to the Rockwater Merger, Mr. Ortowski served as our President since we were incorporated in November 2016 and as President of SES Holdings since September 2014. He joined SES Holdings' predecessor in 2007, serving as the Vice President of Operations and was promoted to Executive Vice President and Chief Operating Officer in 2011. He joined our company in connection with our acquisition of Impact Energy Services, LLC ("Impact"), a water transfer company he cofounded in 2004. Prior to founding Impact, Mr. Ortowski worked for 14 years for Pumpco Energy Services, Inc. ("Pumpco"), a stimulation and cementing company headquartered in Gainesville, Texas, where he served as Vice President of Stimulation Services. While serving as Vice President of Stimulation Services, Mr. Ortowski was instrumental in growing Pumpco's operations throughout the Barnett Shale of North Texas and expanding into other U.S. markets. Mr. Ortowski received a B.B.A. in Financial Management from Abilene Christian University.

        David Nightingale—Executive Vice President, Wellsite Services.    Mr. Nightingale has served as our Executive Vice President, Wellsite Services since the Rockwater Merger closed in November 2017. Prior to the Rockwater Merger, Mr. Nightingale served as the Executive Vice President and Chief Operating Officer for Rockwater since June 2015. Mr. Nightingale also served as Senior Vice President, Fluids Management and Executive Vice President, Water Management since he joined Rockwater in April 2012. Prior to joining Rockwater, he served as the President of I.E. Miller, a former subsidiary of Complete Production Services, in Houston, Texas. Mr. Nightingale worked at Complete Production Services for seven years in a variety of leadership roles, including running their rig and heavy equipment moving division and one of their well servicing companies in the Rockies. Prior to that, he spent over 25 years in a number of engineering and operating management roles at several energy and midstream companies. Mr. Nightingale obtained his B.S. in Civil Engineering from Bradley University in Peoria, Illinois, and his M.B.A. from the University of Houston.

        Paul Pistono—Executive Vice President, Oilfield Chemicals.    Mr. Pistono has served as our Executive Vice President, Oilfield Chemicals since the Rockwater Merger closed in November 2017. Prior to the Rockwater Merger, Mr. Pistono served as the Senior Vice President, Sales & Marketing for Rockwater since September 2012. Prior to joining Rockwater, he spent more than ten years at Waste Management, Inc. ("Waste Management"), where he served in a variety of sales, marketing and pricing roles of increasing responsibility, including as Vice President, Public Sector Solutions and Vice President, Sales & Marketing of Waste Management's Western Group. Mr. Pistono has led the sales, marketing, and pricing strategy for business segments generating over $3.5 billion in annual revenue and led sales teams of over 250 people. Prior to joining Waste Management, he held sales and marketing roles with other companies in the waste and environmental services industry. Mr. Pistono obtained his B.S. in Marketing from the University of Wyoming.

        Michael Skarke—Executive Vice President, Water Solutions.    Mr. Skarke has served as our Executive Vice President, Water Solutions since the Rockwater Merger closed in November 2017. Prior to the Rockwater Merger, Mr. Skarke served in various positions for the Company since June 2009, including

Vice President of Water Solutions from 2013 to 2017 and Treasurer from 2012 to 2013. Prior to joining the Company, Mr. Skarke was an Assistant Vice President for Amegy Bank from June 2005 to June 2009, where he focused on debt financing solutions for public and private oilfield service companies. Mr. Skarke received a B.S. in Finance from the University of Texas at Austin.

        Adam R. Law—Senior Vice President, General Counsel and Corporate Secretary.    Mr. Law has served as our Senior Vice President, General Counsel and Corporate Secretary since the Rockwater Merger closed in November 2017. Prior to the Rockwater Merger, Mr. Law served as our Vice President, General Counsel and Corporate Secretary since February 2017. Prior to joining the Company, Mr. Law worked as an Associate at Vinson & Elkins L.L.P. from July 2011 to February 2017. From September 2008 to June 2011, Mr. Law worked as an Associate at Baker & Hostetler LLP. While at both Vinson & Elkins and Baker & Hostetler, Mr. Law's practice focused on mergers and acquisitions, capital markets transactions and corporate governance, primarily focused on the oil and gas industry. Mr. Law received both a B.B.A. in Finance and a J.D. from the University of Texas at Austin.

        David W. Stuart—Senior Vice President, Water Networks.    Mr. Stuart has served as our Senior Vice President, Water Networks since the Rockwater Merger closed in November 2017. Prior to the Rockwater Merger, Mr. Stuart served as Senior Vice President, Corporate Development and Strategy for Rockwater since March 2017. Mr. Stuart held various positions at Rockwater since joining in 2012, including Vice President, Fluids Conditioning and Vice President, Operations. Prior to joining Rockwater, Mr. Stuart served as Vice President and General Manager of Mpact Downhole Motors, a company he co-founded in 2008. Prior to that, he spent over 23 years in various management and leadership roles for several major upstream oil and gas service companies. Mr. Stuart obtained his B.S. in Petroleum Engineering from The University of Alabama and his M.B.A. from Texas A&M University.

        Robert V. Delaney—Director.    Mr. Delaney became a member of our board of directors in November 2016 and serves as the chairman of our compensation committee. Prior to our incorporation, Mr. Delaney served on the board of SES Holdings since May 2010. Mr. Delaney is a partner at Crestview Partners and serves as the head of its energy strategy. Prior to joining Crestview Partners in 2007, Mr. Delaney was a partner at Goldman Sachs & Co., where he served in a variety of leadership positions including head of the corporate private equity business in Asia, head of the Leveraged Finance Group and co-head of the Structured Finance Group, which provided project financing for the energy, power and infrastructure sectors. Mr. Delaney received an M.B.A. from Harvard Business School. He received an M.S. in accounting from NYU Stern School of Business, and an A.B. from Hamilton College.

        Mr. Delaney's extensive transactional and investment banking experience, his experience as a private equity investor and his experience with our business enable Mr. Delaney to provide valuable insight regarding complex financial and strategic issues in our industry and make him well-qualified to serve on our board of directors.

        Adam J. Klein—Director.    Mr. Klein became a member of our board of directors in November 2016 and has served on the board of directors of SES Holdings since May 2010. Mr. Klein is a partner focused on energy investments at Crestview Partners and has been involved with monitoring Crestview Partners' investment in our company. Prior to joining Crestview Partners in 2007, Mr. Klein worked as an investment professional at Centennial Ventures, Inc., where he invested in early- to mid-stage companies across multiple industries. Before joining Centennial Ventures, Mr. Klein worked in the Mergers & Acquisitions group at Compass Partners from 2001 to 2003, advising corporations and private equity firms on a wide range of transactions. Previously, Mr. Klein worked in the Media & Telecom group at Donaldson, Lufkin & Jenrette and then Credit Suisse from 2000 through 2001. Mr. Klein received an M.B.A. from Harvard Business School and an A.B. in Economics from Harvard College. Mr. Klein served on the board of directors of FBR & Co. from February 2010 to June 2014.

        Mr. Klein's private equity investment and company oversight experience, significant familiarity with our industry, and background with respect to acquisitions, debt financings and equity financings make him well-qualified to serve on our board of directors.

        David C. Baldwin—Director.    Mr. Baldwin has served as a member of our board of directors since the Rockwater Merger closed in November 2017. Prior to the Rockwater Merger, Mr. Baldwin served as a member of the Rockwater board of directors since its formation in June 2011. He is currently the Co-President of SCF Partners, Inc. and prior to that served as Managing Director since 1998 and in various other positions since 1991 and is responsible for overseeing U.S.-based investments and creating investment platforms around emerging energy trends. Mr. Baldwin began his career as a Drilling and Production Engineer with Union Pacific Resources. He later went on to start an energy consulting business and worked for General Atlantic Partners, a global venture capital firm and early investor of SCF Partners, Inc. Mr. Baldwin received his M.B.A. from the University of Texas, as well as a B.S. in Petroleum Engineering. He currently serves on the board of directors of Forum Energy Technologies (NYSE: FET), Nine Energy Service, Inc, and The Oil Patch Group. Additionally, he is a Trustee of The Center, The Center Foundation, The Baylor College of Medicine and Baylor St. Luke's Medical Center Hospital.

        We believe Mr. Baldwin's experience as a private equity investor and his experience with our business and industry brings valuable experience and insight to our board of directors.

        Douglas J. Wall—Director.    Mr. Wall rejoined our board of directors in November 2016, having previously served on the board of SES Holdings, our subsidiary from January 2012 through December 2014. Mr. Wall formerly served as President and Chief Executive Officer of Patterson-UTI Energy, Inc. from October 2007 through September 2012, after joining the Company as Chief Operating Officer in April 2007. He joined Patterson-UTI Energy, Inc. after a sixteen-year career with Baker Hughes, Inc., most recently as Group President, Completions & Production. In that role he was responsible for the operations of Baker Oil Tools, Inc., Baker Petrolite Corporation, and Centrilift, Inc., as well as the Company's production optimization efforts. From 2003 to 2005, Mr. Wall was President of Baker Oil Tools, Inc., and from 1997 to 2003, he was President of Hughes Christensen Company. From 1991 to 1997, he was President and Chief Executive Officer of Western Rock Bit Company Ltd., then Hughes Tool Company's distributor in Canada. Prior to joining Baker Hughes, Inc. and its predecessors, Mr. Wall held a variety of senior executive positions with oilfield service companies in Canada. He began his career in the drilling industry in 1978 with ATCO Drilling (previously Thomson Drilling) and later spent 10 years with Adeco Drilling & Engineering Company Ltd., an affiliate of Parker Drilling Company.

        Since May 2014, Mr. Wall has served on the board of directors of Fugro N.V., a Dutch-based company involved in the geotechnical, survey, subsea and seismic business. Additionally, in August 2016, Mr. Wall joined the board of directors of Seventy Seven Energy Inc., an Oklahoma-based oilfield services company that provides drilling, pressure pumping, oilfield rental tools and other services to U.S. onshore E&P companies. Mr. Wall received a B.A. in Economics from the University of Calgary and an M.B.A. in Finance and Marketing from the University of Alberta.

        We believe Mr. Wall's extensive experience as a public energy company executive and his service on multiple public company boards would bring valuable experience and insight to our board of directors.

        Richard A. Burnett—Director.    Mr. Burnett joined our board of directors in November 2016 and serves as the chairman of our audit committee. Mr. Burnett is currently the Chief Financial Officer of Covey Park Energy, a private E&P company sponsored by Denham Capital, a position he has held since July 2017. Prior to joining Covey Park, Mr. Burnett served as Chief Financial Officer of Texas Double Eagle Energy Holdings II, a U.S. onshore E&P partnership with Apollo Natural Resource

Partners from August 2016 until its sale to Parsley Energy, Inc. during the first half of 2017. Prior to Double Eagle Energy Holdings II, Mr. Burnett spent three years at EXCO Resources, Inc., a publicly-traded U.S. onshore E&P company, serving as Vice President, Chief Financial Officer and Chief Accounting Officer.

        From 2002 to November 2013, Mr. Burnett was at KPMG LLP, an international accounting firm, serving as a Partner beginning 2007. Starting in June 2012, Mr. Burnett served as the Partner in charge of the Energy Audit Practice within the Dallas/Ft. Worth Business Unit. Prior to joining KPMG LLP in 2002, Mr. Burnett spent time at Arthur Andersen LLP and Marine Drilling Companies, Inc. Mr. Burnett is a Certified Public Accountant in the State of Texas. Mr. Burnett received a B.B.A. in Accounting from Texas Tech University.

        Mr. Burnett brings extensive business and financial expertise to our board from his two decades of financial management, accounting and public company expertise in the oil and gas and accounting industries. For these reasons we believe he is an ideal candidate to serve on our board of directors.

        Keith O. Rattie—Director.    Mr. Rattie has served as a member of our board of directors since the Rockwater Merger closed in November 2017. Prior to the Rockwater Merger, Mr. Rattie served as a member of the Rockwater board of directors since September 2011. He currently serves on the board of directors of Ensco Plc and EP Energy Corporation. Mr. Rattie also served as a director for Questar Corporation from 2001 to 2014, as Chairman of the Board from 2003 to 2012 and as President and Chief Executive Officer from 2002 to 2010. He served as Chairman of the Board for QEP Resources, Inc. from 2010 to 2012 and as a director from 2010 to 2014. He previously served as a director of Zions First National Bank from 2002 to 2015 and as a director of the National Petroleum Council and the Gas Technology Institute. Mr. Rattie is a former Chairman of the Interstate Natural Gas Association of America.

        Mr. Rattie's extensive experience as a public energy company executive, his experience with Rockwater and his service on multiple public company boards make him well-qualified to serve on our board of directors.

        David A. Trice—Director.    Mr. Trice has served as a member of our board of directors since the Rockwater Merger closed in November 2017. Prior to the Rockwater Merger, Mr. Trice served as a member of the Rockwater board of directors since July 2012. He served as the Chief Executive Officer of Newfield Exploration Co. ("Newfield") from 2000 until his retirement in 2009, and as the President of Newfield from 1999 to 2007 and again from 2007 to 2009. He also served as Chairman of the Board of Newfield from 2004 until 2010. From 1999 to 2000, he served as Chief Operating Officer of Newfield and as its Vice President of Finance and International from 1997 to 1999. Prior to rejoining Newfield, Mr. Trice served as President, Chief Executive Officer and as a director of Huffco Group, Inc. from 1991 to 1997. He was one of the original founders of Newfield and served as its Vice President, Chief Financial Officer and as a director from 1989 to 1991. Prior to that, he served as an officer for several companies owned by Roy M. Huffington, Inc. after beginning his career as an attorney in private practice in Atlanta. Mr. Trice received a B.A. in Managerial Science from Duke University and graduated from Columbia Law School in 1973. He is a former Chairman at the American Exploration & Production Council and America's Natural Gas Alliance. He serves on the Board of Directors of QEP Resources, Inc., New Jersey Resources Corp. and McDermott International Inc.

        Mr. Trice brings extensive business and financial expertise to our board from his public company expertise in the oil and gas industry. For these reasons we believe he is well-qualified to serve on our board of directors.

Board of Directors

        The number of members of our board of directors will be determined from time-to-time by resolution of our board of directors. Currently, our board of directors consists of nine persons. Our board of directors consists of a single class of directors, each serving one-year terms.

        As a public company, we are subject to Sarbanes-Oxley and the rules of the NYSE. Generally, these rules require that a specified number or percentage of directors serving on the board and certain committees meet applicable standards of independence. The board of directors may increase the number of directorships to ensure that the board of directors includes the requisite number of independent directors pursuant to Sarbanes-Oxley and rules of the applicable stock exchange. In evaluating director candidates, we assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board to fulfill their duties. We have identified individuals who meet these standards and the relevant independence requirements and our board of directors has determined that each of Messrs. Delaney, Klein, Baldwin, Wall, Burnett, Rattie and Trice are independent under the independence standards of the NYSE.

Committees of the Board

        We have an audit committee, a compensation committee and a nominating and governance committee of our board of directors, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors have the composition and responsibilities described below.

        Each of these committees has a charter, which, along with our Financial Code of Ethics and Corporate Code of Business Conduct and Ethics are available on our website www.selectenergyservices.com and stockholders may obtain printed copies, free of charge, by sending a written request to Select Energy Services, Inc. 515 Post Oak Boulevard, Suite 200, Houston, Texas 77027; Attn: Corporate Secretary. Information contained on or available through our website is not part of or incorporated by reference into this prospectus or any other report we may file with the SEC.

        Audit Committee.    We have a standing audit committee consisting of Messrs. Burnett, Rattie and Trice, with Mr. Burnett serving as chairman. The audit committee assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Our board has affirmatively determined that each of Messrs. Burnett, Rattie and Trice meets the definition of "independent director" for purposes of the applicable stock exchange rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board has also determined that each of Messrs. Burnett, Rattie and Trice qualify as an "audit committee financial expert" as defined by SEC rules. Each of Messrs. Burnett, Rattie and Trice have been determined by our board to be financially literate and to have accounting or related financial management expertise.

        Compensation Committee.    We have a standing compensation committee consisting of Messrs. Delaney, Baldwin and Wall, with Mr. Delaney serving as chairman. Our board has affirmatively determined that each of Messrs. Delaney, Baldwin and Wall meets the definition of "independent director" for purposes of the applicable stock exchange rules and the independence requirements of Rule 10A-3 under the Exchange Act.

        This committee establishes salaries, incentives and other forms of compensation for officers and other employees. The compensation committee also administers our incentive compensation and benefit plans.

        Nominating and Governance Committee.    We have a standing nominating and governance committee consisting of Messrs. Rattie, Wall and Klein, with Mr. Rattie serving as chairman. Our board has affirmatively determined that each of Messrs. Rattie, Wall and Klein meets the definition of "independent director" for purposes of the applicable stock exchange rules and the independence requirements of Rule 10A-3 under the Exchange Act.

        This committee would identifies, evaluates and recommends qualified nominees to serve on our board of directors, develops and oversees our internal corporate governance processes and maintains a management succession plan.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

        Our board of directors has adopted a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

        Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

 EXECUTIVE COMPENSATION

        We are currently considered an "emerging growth company," within the meaning of the Securities Act, for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our "Named Executive Officers," who are the individuals who served as our principal executive officer and our two other most highly compensated officers who served as executive officers during the last completed fiscal year. In accordance with the foregoing, our Named Executive Officers are:

Name	Principal Position
Holli Ladhani	President, Chief Executive Officer, and Director*
John Schmitz	Executive Chairman and Former Chief Executive Officer*
David Nightingale	Executive Vice President, Wellsite Services
Paul Pistono	Executive Vice President, Oilfield Chemicals

*
In November 2017 in connection with the Rockwater Merger, Ms. Ladhani became our President and Chief Executive Officer, and Mr. Schmitz transitioned from Chief Executive Officer to Executive Chairman.

Summary Compensation Table

        The following table summarizes, with respect to our Named Executive Officers, information relating to compensation earned for services rendered in all capacities during the fiscal years ended December 31, 2017 and December 31, 2016.

Name and Principal Position	Year	Salary ($)		Bonus ($)(3)	Stock Awards ($)(4)	Option Awards ($)(5)	All Other Compensation ($)(6)	Total ($)
Holli Ladhani	2017	$76,923	(1)	$—	$1,446,093	$2,889,431	$—	$4,412,447
(President and Chief Executive
Officer)
John Schmitz	2017	$423,433	(2)	$1,250,000	$—	$—	$5,030	$1,678,463
(Former Chief Executive Officer;	2016	$440,370		$—	$—	$—	$12,428	$452,798
Executive Chairman)
David Nightingale	2017	$53,846	(1)	$—	$854,957	$1,349,272	$—	$2,258,075
(Executive Vice President,
Wellsite Services)
Paul Pistono	2017	$38,462	(1)	$—	$122,733	$1,361,563	$—	$1,522,758
(Executive Vice President,
Oilfield Chemicals)

(1)
The amounts reported for Ms. Ladhani and Messrs. Nightingale and Pistono reflect base salary earned for services to us during fiscal year 2017 following the closing of the Rockwater Merger.

(2)
$70,572 of this amount is attributable to Mr. Schmitz's service as Executive Chairman following the Rockwater Merger.

(3)
The amount reported in this column for Mr. Schmitz reflects a success bonus paid during fiscal year 2017 upon successful completion of our IPO. Ms. Ladhani and Messrs. Nightingale and Pistono are eligible to earn annual cash bonuses earned for performance in 2017 pursuant to the annual cash bonus plan established by Rockwater, which we assumed in connection with the Rockwater Merger; however, as of the date of this registration statement, the amounts of those bonuses are not determinable. We will provide details on those bonuses and updated total compensation numbers with our proxy statement for our 2018 annual meeting of stockholders.

(4)
These amounts represent the aggregate grant date fair value of the restricted stock awards granted as substitute awards in connection with the Rockwater Merger, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures. These substitute awards were granted in accordance with the Merger Agreement as a replacement for restricted stock awards previously granted by Rockwater over the course of several years that were cancelled in connection with the Rockwater Merger. For additional information regarding the assumptions underlying this calculation please see Note 9 to our consolidated and combined financial statements, entitled "Equity-Based Compensation," which is included herein.

(5)
These amounts represent the aggregate grant date fair value of the nonqualified stock options granted as substitute awards in connection with the Rockwater Merger, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures. These substitute awards were granted in accordance with the Merger Agreement as a replacement for stock options previously granted by Rockwater over the course of several years that were cancelled in connection with the Rockwater Merger. For additional information regarding the assumptions underlying this calculation please see Note 9 to our consolidated and combined financial statements, entitled "Equity-Based Compensation," which is included herein.

(6)
Amounts reported in this column represent contributions to the Named Executive Officers' 401(k) plan accounts.

Outstanding Equity Awards at 2017 Fiscal Year-End

        The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2017.

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(10)
Holli Ladhani	54,145	(1)	—		$15.60	March 14, 2021
	36,654	(1)	—		$12.77	March 14, 2021
	14,782	(1)	—		$14.03	March 14, 2021
	35,968	(1)	—		$13.99	March 14, 2021
	47,654		95,308	(2)	$8.66	December 10, 2026
	37,169		18,585	(3)	$8.97	December 14, 2025
							41,573	(4)	$379,155
							46,819	(5)	$853,979
John Schmitz	—		—		—	—	—		—
David Nightingale	12,602	(6)	—		$23.80	May 1, 2022
	9,020	(6)	—		$27.71	July 15, 2023
	28,592		57,185	(2)	$8.66	December 10, 2026
	26,018		13,010	(3)	$8.97	December 14, 2025
							52,259	(7)	$953,204
Paul Pistono	8,977	(6)	—		$26.72	September 4, 2022
	19,061		38,123	(2)	$8.66	December 10, 2026
	38,122		19,062	(3)	$8.97	December 14, 2025
	10,721		10,722	(8)	$13.62	August 17, 2025
							7,502	(9)	$136,836

(1)
These nonqualified stock options were granted as substitute awards in connection with the Rockwater Merger. One-half of each of these nonqualified stock options was transferred to Ms. Ladhani's spouse pursuant to an Option Transfer Agreement dated November 1, 2017.

(2)
These nonqualified stock options were granted as substitute awards in connection with the Rockwater Merger. One-half of the remaining unexercisable stock options will become exercisable on each of December 10, 2018 and December 10, 2019, subject to the Named Executive Officer's continued employment with us through such vesting dates.

(3)
These nonqualified stock options were granted as substitute awards in connection with the Rockwater Merger. The remaining unexercisable stock options will become exercisable on December 14, 2018, subject to the Named Executive Officer's continued employment with us through such vesting date.

(4)
These restricted shares were granted as substitute awards in connection with the Rockwater Merger. One-half of these restricted shares will vest on each of June 6, 2018 and June 5, 2019, subject to Ms. Ladhani's continued employment with us through such vesting dates.

(5)
These restricted shares were granted as substitute awards in connection with the Rockwater Merger and will fully vest on September 16, 2018, subject to Ms. Ladhani's continued employment with us through such vesting dates.

(6)
These nonqualified stock options were granted as substitute awards in connection with the Rockwater Merger.

(7)
These restricted shares were granted as substitute awards in connection with the Rockwater Merger and will fully vest on April 10, 2018, subject to Mr. Nightingale's continued employment with us through such vesting dates.

(8)
These nonqualified stock options were granted as substitute awards in connection with the Rockwater Merger. One-half of the remaining unexercisable stock options will become exercisable on each of August 17, 2018 and August 17, 2019, subject to Mr. Pistono's continued employment with us through such vesting dates.

(9)
These restricted shares were granted as substitute awards in connection with the Rockwater Merger. One-third of these restricted shares will vest on each of March 31, 2018, March 31, 2019 and March 31, 2020, subject to Mr. Pistono's continued employment with us through such vesting dates.

(10)
The amounts in this column were calculated by multiplying the number of awards reported by $18.24, the closing price of our Class A Common Stock on the New York Stock Exchange on December 29, 2017 (the last trading day of 2017).

Additional Narrative Disclosures

Base Salary

        Each Named Executive Officer's base salary is a fixed component of compensation and does not vary depending on the level of performance achieved. Base salaries are determined for each Named Executive Officer based on his position and responsibility. Our board of directors reviews the base salaries for each Named Executive Officer annually as well as at the time of any promotion or significant change in job responsibilities and, in connection with each review, our board of directors considers individual and company performance over the course of the applicable year.

Cash Bonuses

        Historically, we have not maintained a formal bonus program for our Named Executive Officers. Our board of directors (or a committee thereof) determines each Named Executive Officer's eligibility for an annual cash bonus (whether discretionary or pursuant to a bonus plan we later implement), and the amount of such bonus (if any). In connection with the completion of our IPO, we granted Mr. Schmitz a cash success bonus. Additionally, pursuant to certain covenants made in the Merger Agreement, certain of our Named Executive Officers who were employed by Rockwater at the time of the Rockwater Merger will earn an annual cash bonus pursuant to the annual bonus plan Rockwater had in place prior to the Rockwater Merger, which was based in part upon weighted performance goals established by the Rockwater board of directors relating to (i) EBITDA, (ii) management of working capital measures and (iii) safety, as well as an assessment of individual performance.

Employment, Severance or Change in Control Agreements

        We have not historically maintained nor do we currently maintain an employment, severance, change in control or similar agreement with Mr. Schmitz. We maintain employment agreements with Ms. Ladhani and Messrs. Nightingale and Pistono, which we assumed in connection with the Rockwater Merger. Each employment agreement provides for an initial term of two years with automatic renewals for successive one-year periods unless either party provides at least 60 days advance written notice of non-renewal. Each employment agreement provides for an annualized base salary, annual cash incentive bonuses and eligibility to participate in all benefit plans and programs of the Company available to other senior executives of the Company.

        The employment agreements provide that if a Named Executive Officer's employment is terminated prior to the expiration of the term by the Named Executive Officer for Good Reason (as defined in the employment agreement), by notice of non-renewal by the Company or by the Company for any reason other than the Named Executive Officer's death or disability or for Cause (as defined in the employment agreement), then, subject to the Named Executive Officer's execution and non-revocation of a release within 50 days following such termination, the Named Executive Officer will be entitled to receive the following benefits: (A) a lump sum payment in an amount equal to the "severance multiple" (as defined below) times the sum of the Named Executive Officer's annualized base salary at the time of the termination plus a specified percentage of the Named Executive Officer's annualized base salary at the time of termination, payable on the 60th day following the Named Executive Officer's termination of employment, (B) a lump sum payment of an amount equal to the Named Executive Officer's unpaid bonus for the prior fiscal year, if any, payable at the same time such bonuses are paid to active executive officers, (C) a lump sum payment of an amount equal to the Named Executive Officer's bonus for the fiscal year in which the termination occurs, if any, as determined in good faith by our board of directors in accordance with the performance criteria established pursuant to the employment agreement, prorated through and including the date of termination, payable at the same time such bonuses are paid to active executive officers and (D) if the Named Executive Officer elects COBRA continuation coverage, monthly reimbursement for up to 18 months in an amount equal to the difference between the COBRA premium and the amount that active senior executive employees of the Company pay for similar coverage. The employment agreements provide that the "severance multiple" is two, unless the Named Executive Officer's termination of employment occurs on or within two years after the occurrence of a Change in Control (as defined in the employment agreement and which occurred upon the consummation of the Rockwater Merger), in which case the "severance multiple" is three. If the Named Executive Officer's employment is terminated for any reason other than those described above, the Named Executive Officer will continue to receive the compensation and benefits to be provided by the Company until the date of termination, and the compensation and benefits will terminate contemporaneously with the termination of the Named Executive Officer's employment.

        The employment agreements provide that, in the event any payments to the Named Executive Officer constitute excess parachute payments within the meaning of section 280G of the Code, payments under the employment agreement will be reduced or paid, whichever produces the better net after-tax position for the Named Executive Officer. In addition, the employment agreements contain certain restrictive covenants, including provisions that prohibit, with certain limitations, the Named Executive Officer from competing with the Company and its affiliates, soliciting any of the Company's or its affiliates' customers, or soliciting or hiring any of the Company's or its affiliates' employees or inducing them to terminate their employment with the Company and its affiliates. These restrictions will generally apply during the term of the Named Executive Officer's employment with the Company and for two years following the termination of such employment.

Equity Incentive Plan Awards

        Ms. Ladhani and Messrs. Nightingale and Pistono received substitute stock options and restricted stock awards under the 2016 Plan in connection with the Rockwater Merger in accordance with the Merger Agreement as a replacement for stock options and restricted stock awards originally granted by Rockwater that were cancelled in connection with the Rockwater Merger. With respect to each Named Executive Officer's exercisable stock options, if the Named Executive Officer's employment is terminated for any reason (other than a termination for Cause (as defined in the employment agreements)), the Named Executive Officer shall be entitled to exercise his or her stock options through the expiration date; provided, however that with respect to one grant of exercisable stock options to Ms. Ladhani (covering 17,984 shares), if Ms. Ladhani's employment is terminated for any reason (other than a termination for Cause), Ms. Ladhani shall be entitled to exercise her stock options for a period of only 90 days (or in the event Ms. Ladhani dies or becomes disabled, only 12 months) following the date of such termination of employment. With respect to each Named Executive Officer's unexercisable stock options, if the Named Executive Officer's employment is terminated for any reason (other than a termination for Cause), such stock options shall become exercisable and the Named Executive Officer shall be entitled to exercise her stock options through the expiration date. With respect to the unvested restricted stock awards held by our Named Executive Officers, if the Named Executive Officer's employment is terminated for any reason (other than a termination for Cause), such restricted shares will fully accelerate and any forfeiture restrictions thereon will lapse.

Other Benefits

        We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a plan intended to provide benefits under section 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan"), where employees are allowed to contribute portions of their base compensation into a retirement account in order to encourage all employees, including any participating Named Executive Officers, to save for the future. Given current market conditions, we did not provide matching contributions to participants in the 401(k) Plan at the beginning of the 2017 plan year, but we resumed providing matching contributions, in an amount equal to 4% of a participant's eligible compensation, to participants in July 2017.

Director Compensation

        Our directors who are also our employees or employees of Crestview Partners do not receive any additional compensation for their service on our board of directors but we believe that attracting and retaining qualified non-employee directors is critical to the future value of our growth and governance. In January 2017, we adopted a comprehensive director compensation policy for our non-employee directors (other than directors who are employees of Crestview Partners), which consists of:

  1.
  an annual cash retainer of $50,000, payable quarterly in arrears; and

  2.
  annual equity-based awards granted under the 2016 Plan with an aggregate fair market value of at least $100,000 on the date(s) of grant.

        Accordingly, in January 2017, each of our non-employee directors (other than directors who are employees of Crestview Partners) received equity-based awards under the 2016 Plan with an aggregate fair market value of approximately $100,000 on the applicable date of grant, and 75% of such amount consisted of a grant of nonqualified stock options while 25% of such amount consisted of a grant of restricted stock units. These options and restricted stock units will vest on the first anniversary of the date of grant.

        All members of our board of directors will be reimbursed for all reasonable out-of-pocket expenses incurred in the performance of their services to us. Additionally, we will purchase and maintain directors' and officers' liability insurance for, and provide indemnification to, each member of our board of directors.

2017 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)		Total ($)
David C. Baldwin(1)	$8,333	$—	$—		$8,333
Richard A. Burnett	$50,000	$25,000	$47,686	(3)	$122,686
Keith O. Rattie(1)	$—	$—	$138,073	(4)	$138,073
David A. Trice(1)	$—	$—	$128,496	(4)	$128,496
Douglas J. Wall	$50,000	$25,000	$47,686	(3)	$122,686

(1)
Messrs. Baldwin, Rattie and Trice joined our board of directors in November 2017 in connection with the Rockwater Merger. Messrs. Rattie and Trice did not receive any compensation for services to us during fiscal year 2017 following the closing of the Rockwater Merger. Mr. Baldwin received a pro-rated portion of the annual cash retainer for the remainder of 2017 following the closing of the Rockwater Merger.

(2)
The amounts in this column reflect the aggregate grant date fair value of the restricted stock units granted in January 2017 to Messrs. Burnett and Wall, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures. For additional information regarding the assumptions underlying this calculation please see Note 9 to our consolidated and combined financial statements, entitled "Equity-Based Compensation," which is included herein. The aggregate number of restricted stock units held by Messrs. Burnett and Wall as of December 31, 2017 is as follows: Mr. Burnett, 1,250; and Mr. Wall, 1,250.

(3)
These amounts represent the aggregate grant date fair value of the nonqualified stock options granted in January 2017 to Messrs. Burnett and Wall, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures. For additional information regarding the assumptions underlying this calculation please see Note 9 to our consolidated and combined financial statements, entitled "Equity-Based Compensation," which is included herein. The aggregate number of options held by Messrs. Burnett and Wall as of December 31, 2017 is as follows: Mr. Burnett, 5,334; and Mr. Wall, 37,507.

(4)
These amounts represent the aggregate grant date fair value of the fully vested nonqualified stock options granted as substitute awards in connection with the Rockwater Merger to Messrs. Rattie and Trice, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures. These substitute awards were granted in accordance with the Merger Agreement as a replacement for stock options originally granted by Rockwater that were cancelled in connection with the Rockwater Merger. For additional information regarding the assumptions underlying this calculation please see Note 9 to our consolidated and combined financial statements, entitled "Equity-Based Compensation," which is included herein. Mr. Baldwin did not receive any substitute awards in connection with the Rockwater Merger. The aggregate number of options held by Messrs. Rattie and Trice as of December 31, 2017 is as follows: Mr. Rattie, 19,770; and Mr. Trice, 17,434.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows the beneficial ownership of our capital stock by (a) 5% stockholders, (b) current directors, (c) named executive officers and (d) all executive officers and directors as a group, as of January 12, 2018, as adjusted to give effect to the conversion of all shares of Class A-2 common stock into Class A common stock upon the effectiveness of this registration statement. All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more stockholders, as the case may be. Unless otherwise indicated in the footnotes to this table, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Other than as specifically noted below, the mailing address for each listed beneficial owner is in care of Select Energy Services, Inc., 515 Post Oak Boulevard, Suite 200, Houston, Texas 77027. The percentages of ownership are based on 65,914,015 shares of Class A common stock, 40,331,989 shares of Class B common stock and no shares of our Class A-1 common stock or Class A-2 common stock outstanding.

	Class A Common Stock		Class B Common Stock		Combined Voting Power(1)(2)
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:
SCF Group(3)	16,191,331	24.6%	—	—	16,191,331	15.2%
White Deer Energy(4)	675,177	1.0%	3,824,179	9.5%	4,499,356	4.2%
SES Legacy Holdings, LLC(5)(6)	—	—	35,975,512	89.2%	35,975,512	33.9%
Crestview Partners II GP, L.P.(7)	3,802,972	5.8%	35,975,512	89.2%	39,778,484	37.4%
Directors and Named Executive Officers:
John D. Schmitz(8)	—	—	7,385,705	18.3%	7,385,705	7.0%
Holli C. Ladhani(9)	387,655	*	—	—	387,655	*
David J. Nightingale(10)	162,173	*	—	—	162,173	*
Paul Pistono(11)	102,781	*	—	—	102,781	*
Robert V. Delaney	—	—	—	—	—	—
Adam J. Klein	—	—	—	—	—	—
David C. Baldwin(12)	—	—	—	—	—	—
Douglas J. Wall(13)	38,757	*	—	—	38,757	*
Richard A. Burnett(14)	6,584	*	—	—	6,584	*
Keith O. Rattie(15)	49,384	*	—	—	49,384	*
David A. Trice(16)	34,595	*	—	—	35,595	*
All Executive Officers and Directors as a Group (17 persons)	1,090,937	1.6%	7,385,705	18.4%	8,504,705	8.0%

*
Less than 1%.

(1)
For each stockholder, in accordance with Rule 13d-3 promulgated under the Exchange Act, this percentage is determined by assuming the named stockholder exercises all options, warrants and other instruments pursuant to which the stockholder has the right to acquire shares of our common stock within 60 days of January 12, 2018, but that no other person exercises any options, warrants or other purchase rights (except with respect to the calculation of the beneficial ownership of all directors and executive officers as a group, for which the percentage assumes that all directors and executive officers exercise any options, warrants or other purchase rights).

(2)
Represents percentage of voting power of our Class A common stock, Class B common stock, Class A-1 common stock and Class A-2 common stock voting together as a single class. Legacy Owner Holdco will hold one share of Class B common stock for each SES Holdings LLC Unit that it owns. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote. See "Summary—Organization," "Description of Capital Stock—Class A Common Stock," "Description of Capital Stock—Class B Common Stock," "Description of Capital Stock—Class A-1 Common Stock" and "Description of Capital Stock—Class A-2 Common Stock."

(3)
L.E. Simmons is the natural person who has voting and investment control over the securities owned by the SCF Group. Mr. Simmons serves as the President and sole member of the board of directors of L.E. Simmons & Associates, Inc. ("LESA"), a Delaware corporation and the ultimate general partner of the SCF Group entities. Because SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. are controlled by LESA, these entities may be considered to be a group for purposes of Section 13(d)(3) under the Exchange Act. As a group, the SCF Group beneficially owns 16,191,331 shares of our Class A common stock in the aggregate. This beneficial ownership includes 8,773,760 shares of Class A common stock held by SCF-VI, L.P., 6,374,474 shares of Class A common stock held by SCF-VII, L.P. and 1,043,097 shares of Class A common stock held by SCF-VII(A), L.P. Mr. Simmons disclaims beneficial ownership of all such interests. The address for SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. is 600 Travis Street, Suite 6600, Houston, Texas 77002.

(4)
Represents shares held by WDC Aggregate LLC. White Deer Energy L.P., White Deer Energy TE, L.P. and White Deer Energy FI, L.P. (collectively, "White Deer Energy") own 93.55%, 3.11% and 3.34%, respectively, of WDC Aggregate LLC. Edelman and Guill Energy, L.P. serves as the general partner of White Deer Energy. Mr. Thomas Edelman and Mr. Ben Guill are the two sole members and directors of Edelman and Guill Energy, L.P. and are the natural persons who have voting and investment control over the securities owned by WDC Aggregate LLC. Each of the foregoing individuals disclaims beneficial ownership of all such interests. White Deer Energy owns 675,177 shares of Class A common stock, 3,824,179 SES Holdings LLC Units and 3,824,179 shares of our Class B common stock. Each SES Holdings LLC Unit is exchangeable together with a share of Class B common stock for a share of Class A common stock on a one-for-one basis. The address of White Deer Energy is 700 Louisiana Street, Suite 4770, Houston, TX 77002.

(5)
Subject to the terms of the SES Holdings LLC Agreement, Legacy Owner Holdco (or its members) (and its permitted transferees, including certain members of Legacy Owner Holdco, under the SES Holdings LLC Agreement) has the right to exchange all or a portion of its SES Holdings LLC Units (together with a corresponding number of shares of Class B common stock) for Class A common stock at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit (and corresponding share of Class B common stock) exchanged. The exchange of all of our outstanding shares of Class B common stock (along with the corresponding SES Holdings LLC Units) for shares of Class A common stock would result in the issuance of an additional 40,331,989 shares of Class A common stock. See "Certain Relationships and Related Party Transactions—SES Holdings LLC Agreement." Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon the exercise by Legacy Owner Holdco (or any transferee) of its Exchange Right. As a result, beneficial ownership of Class B common stock and SES Holdings LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be exchanged.

(6)
The board of managers of Legacy Owner Holdco has voting and dispositive power over the shares held by it. The board of managers of Legacy Owner Holdco consists of two representatives of Crestview Holdings A, our directors, Robert Delaney and Adam Klein, and our Executive Chairman, John D. Schmitz, and is controlled by Crestview GP.

(7)
Represents 35,975,512 Class B shares and corresponding SES Holdings LLC Units held directly by Legacy Owner Holdco and 3,802,972 Class A shares held directly by Crestview Partners II SES Investment B, LLC ("Crestview Holdings B"), in each case for which Crestview GP may be deemed to be the beneficial owner. Crestview Holdings A generally has the right to acquire beneficial ownership of 16,221,101 shares of Class B common stock and corresponding SES Holdings LLC Units held by Legacy Owner Holdco at its election pursuant to the Legacy Owner Holdco limited liability company agreement, and Crestview GP has voting power of 39,778,484 Class B shares through its control of the board of managers of Legacy Owner Holdco. Crestview GP disclaims beneficial ownership of Class B shares and corresponding SES Holdings LLC Units held by Legacy Owner Holdco, except to the extent of its pecuniary interest. Crestview GP is the general partner of the investment funds which are direct or indirect members of Crestview Holdings A. Crestview GP is also the general partner of the investment funds which are members of Crestview Holdings B. Decisions by Crestview GP to vote or dispose of the interests held by Crestview Holdings A and Crestview Holdings B require the approval of a majority of the nine members of its investment committee, which is composed of the following individuals: Barry S. Volpert, Thomas S. Murphy, Jr., Jeffrey A. Marcus, Robert J. Hurst, Richard M. DeMartini, Robert V. Delaney, Jr., Brian P. Cassidy, Alexander M. Rose and Adam J. Klein. None of the foregoing persons has the power individually to vote or dispose of any of such interests. Each of the foregoing individuals disclaims beneficial ownership of all such interests. The address of each of the foregoing is c/o Crestview, 667 Madison Avenue, 10th Floor, New York, New York 10065.

(8)
Represents 7,385,705 shares of Class B common stock and corresponding SES Holdings LLC Units held directly by Legacy Owner Holdco for which John D. Schmitz may be deemed to be the beneficial owner. John D. Schmitz generally has the right to acquire beneficial ownership of such 7,385,705 Class B shares and corresponding SES Holdings LLC Units held by Legacy Owner Holdco at his election pursuant to the Legacy Owner Holdco limited liability company agreement.

(9)
Of the 387,655 shares of Class A common stock beneficially owned by Ms. Ladhani, 92,376 shares are held of record by Holli Ladhani RES, LLC, of which Ms. Ladhani is the sole member, 90,018 shares are held of record by Shaheen Ladhani RES, LLC, of which Ms. Ladhani's spouse is the sole member, and 88,392 shares are unvested restricted shares held of record by Ms. Ladhani. In addition, 155,601 shares are deemed beneficially owned by Ms. Ladhani pursuant to the outstanding options held by Ms. Ladhani (84,823) and Holli Ladhani RES, LLC (70,778). Ms. Ladhani may be deemed to have shared voting and dispositive power over the 90,018 shares held of record by Shaheen Ladhani RES, LLC.

(10)
Of the 162,173 shares of Class A common stock beneficially owned by Mr. Nightingale, 52,259 shares are unvested restricted stock units held of record by Mr. Nightingale. In addition, 76,233 shares are deemed beneficially owned by Mr. Nightingale pursuant to the outstanding options held by Mr. Nightingale.

(11)
Of the 102,781 shares of Class A common stock beneficially owned by Mr. Pistono, 7,502 shares are unvested restricted stock units held of record by Mr. Pistono. In addition, 76,883 shares are deemed beneficially owned by Mr. Pistono pursuant to the outstanding options held by Mr. Pistono.

(12)
As Co-President of LESA, David C. Baldwin may be deemed to have dispositive power over the 16,191,331 shares of Class A common stock owned by the SCF Group. Mr. Baldwin disclaims beneficial ownership of all such interests.

(13)
Of the 38,757 shares of Class A common stock beneficially owned by Mr. Wall, 1,250 shares are unvested restricted stock units held of record by Mr. Wall. In addition, 37,507 shares are deemed beneficially owned by Mr. Wall pursuant to the outstanding options that Mr. Wall owns.

(14)
Of the 6,584 shares of Class A common stock beneficially owned by Mr. Burnett, 1,250 shares are unvested restricted stock units held of record by Mr. Burnett. In addition, 5,334 shares are deemed beneficially owned by Mr. Burnett pursuant to the outstanding options Mr. Burnett owns.

(15)
Of the 49,384 shares of Class A common stock beneficially owned by Mr. Rattie, 19,770 shares are deemed beneficially owned by Mr. Rattie pursuant to the outstanding options Mr. Rattie owns.

(16)
Of the 34,595 shares of Class A common stock beneficially owned by Mr. Trice, 17,434 shares are deemed beneficially owned by Mr. Trice pursuant to the outstanding options Mr. Trice owns.

        The following table and related footnotes set forth certain information regarding the beneficial ownership of our shares and certain other information relating to the selling stockholders. To our knowledge, each of the selling stockholders has sole voting and investment power as to the shares shown, except as disclosed in this prospectus or to the extent this power may be shared with a spouse. Except as otherwise indicated in the footnotes to this table, each of the selling stockholders (1) has sole voting and investment power with respect to the shares indicated as beneficially owned and (2) do not have, and have not had within the past three years, any position, office or other material relationship with us, our predecessors or any of our affiliates. The percentages of ownership are based on 65,914,015 shares of Class A common stock, 40,331,989 shares of Class B common stock and no shares of our Class A-1 common stock or Class A-2 common stock outstanding.

Percentage of Class Beneficially Owned
Number of Shares to be Sold in this Offering (Assuming All Shares Held Are Sold)
	Shares Owned Prior to this Offering		Shares Owned After the Offering	Before Offering		After Offering (Assuming All Shares Held Are Sold)

Total					%		%

*
Less than 1%.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

SES Holdings LLC Agreement

Exchange Rights

        Subject to certain limitations, under the SES Holdings LLC Agreement, Legacy Owner Holdco (and its permitted transferees, including certain members of Legacy Owner Holdco, under the SES Holdings LLC Agreement) has the right (an Exchange Right) to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units (along with a corresponding number of shares of our Class B common stock) for, at SES Holdings' election, (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. At SES Holdings' request, we will be obligated to facilitate an exercise of an Exchange Right by contributing to SES Holdings the shares of Class A common stock or cash to be used to acquire the tendered SES Holdings LLC Units. Alternatively, upon the exercise of any Exchange Right, Select Inc. (instead of SES Holdings) will have the right (our Call Right) to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Class A common stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. The board of managers of Legacy Owner Holdco, which consists of John D. Schmitz and two representatives of funds controlled by Crestview GP, must unanimously approve any exchange of ownership interests in Legacy Owner Holdco for SES Holdings LLC Units except for exchanges by affiliates of John D. Schmitz and Crestview GP (which may be made at the election of such affiliates). If such exchange is approved, such members of Legacy Owner Holdco will have the same Exchange Right as Legacy Owner Holdco, subject to the terms and conditions described above.

        "Cash Election Value" means, with respect to the shares of Class A common stock to be delivered to the exchanging unitholder by us pursuant to our Call Right, (i) if our Class A common stock is then admitted to trading on a national securities exchange, the amount that would be received if the number of shares of Class A common stock to which the exchanging unitholder would otherwise be entitled were sold at a per share price equal to the trailing 10-day volume weighted average price of a share of Class A common stock on such exchange, net of actual or deemed offering expenses, or (ii) if our Class A common stock is not then admitted to trading on a national securities exchange, the value that would be obtained in an arm's length transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to purchase or sell, respectively, and without regard to the particular circumstances of the buyer and the seller, as determined by us, net of deemed offering expenses.

        In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.

        As Legacy Owner Holdco exchanges its SES Holdings LLC Units, our membership interest in SES Holdings will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

        On October 31, 2017, following the distribution by Legacy Owner Holdco of SES Holdings Units and shares of our Class B common stock in redemption of the SES Redeemed Legacy Holders, we exercised our right to require an exchange by such SES Redeemed Legacy Holders, pursuant to which SES Holdings distributed 2,487,029 shares of our Class A common stock to such SES Redeemed Legacy Holders in exchange for 2,487,029 SES Holdings LLC Units and a corresponding number of shares of our Class B common stock.

Distributions and Allocations

        Under the SES Holdings LLC Agreement, we have the right to determine when distributions will be made to the unitholders and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the unitholders on a pro rata basis in accordance with the respective number of SES Holdings LLC Units they hold.

        SES Holdings will allocate its net income or net loss for each year to its unitholders pursuant to the terms of the SES Holdings LLC Agreement, and its unitholders, including us, will generally incur U.S. federal, state and local income taxes on their share of any taxable income of SES Holdings. Net income and losses of SES Holdings generally will be allocated to the unitholders on a pro rata basis in accordance with the respective number of SES Holdings LLC Units they hold, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent SES Holdings has available cash and subject to the terms of our credit agreements and any other debt instruments, we intend to cause SES Holdings to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreements that we entered into with the TRA Holders in connection with the closing of the Select 144A Offering and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to us as reimbursement for our corporate and other overhead expenses.

Issuance of Equity

        The SES Holdings LLC Agreement will provide that, except as otherwise determined by us, at any time we issue a share of our Class A common stock or any other equity security, the net proceeds received by us with respect to such issuance, if any, will be concurrently invested in SES Holdings, and SES Holdings will issue to us one SES Holdings LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Class A common stock are redeemed, repurchased or otherwise acquired by us, SES Holdings will redeem, repurchase or otherwise acquire an equal number of SES Holdings LLC Units held by us, upon the same terms and for the same price, as the shares of Class A common stock are redeemed, repurchased or otherwise acquired.

Tax Receivable Agreements

        As described in "Summary—Organization—144A Offering Reorganization," in connection with the Select 144A Offering, certain of the TRA Holders contributed, directly or indirectly, all or a portion of their SES Holdings LLC Units to us in exchange for Class A common stock and, in the future, as described in "—SES Holdings LLC Agreement—Exchange Rights," Legacy Owner Holdco or its permitted transferees may exchange SES Holdings LLC Units for shares of our Class A common stock or cash, as applicable, pursuant to an Exchange Right or our Call Right. SES Holdings intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year ended December 31, 2017 and each taxable year in which an exchange of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right occurs. Pursuant to the Section 754 election, our acquisition (or deemed acquisition for U.S. federal income tax purposes) of SES Holdings LLC Units as a part of the reorganization transactions and as a result of exchanges of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of SES Holdings. These adjustments will be allocated to us. Such adjustments to the tax basis of the tangible and intangible assets of SES Holdings would not have been available to us absent our acquisition or deemed acquisition of SES Holdings LLC Units as a part of the reorganization transactions or as a result of exchanges of SES Holdings LLC Units pursuant to the exercise of an Exchange Right or our Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) our depreciation and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. In addition, we expect that certain net operating losses may be available to us as a result of the reorganization transactions. Such increased deductions and losses, reduced gains, and net operating losses may reduce the amount of tax that we would otherwise be required to pay in the future.

        In connection with the closing of the Select 144A Offering, we entered into two Tax Receivable Agreements with the TRA Holders. On July 18, 2017, our board of directors approved amendments to each of the Tax Receivable Agreements, which amendments revised the definition of "change of control" for purposes of the Tax Receivable Agreements and acknowledged that the Rockwater Merger would not result in a change of control.

        The first of the Tax Receivable Agreements, which we entered into with Legacy Owner Holdco and Crestview GP, generally provides for the payment by us to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of our acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's SES Holdings LLC Units in connection with the Select 144A Offering or pursuant to the exercise of the Exchange Right or our Call Right and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under such Tax Receivable Agreement.

        The second of the Tax Receivable Agreements, which we entered into with certain of the Contributing Legacy Owners, generally provides for the payment by us to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to us as a result of certain reorganization transactions entered into in connection with the Select 144A Offering and (ii) imputed interest deemed to be paid by us as a result of any payments we make under such Tax Receivable Agreement. Under both Tax Receivable Agreements, we will retain the benefit of the remaining 15% of these cash savings. Certain of the TRA Holders' rights under the Tax Receivable Agreements are transferable in connection with a permitted transfer of SES Holdings LLC Units or if the TRA Holder no longer holds SES Holdings LLC Units.

        The payment obligations under the Tax Receivable Agreements are our obligations and not obligations of SES Holdings, and we expect that the payments we will be required to make under the Tax Receivable Agreements will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreements is by its nature imprecise. For purposes of the Tax Receivable Agreements, cash savings in tax generally will be calculated by comparing our actual tax liability (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreements. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreements are dependent upon future events and significant assumptions, including the timing of the exchanges of SES Holdings LLC Units, the market price of our Class A common stock at the time of each exchange (since such market price will determine the amount of tax basis increases resulting from the exchange), the extent to which such exchanges are taxable transactions, the amount of the exchanging unitholder's tax basis in its SES Holdings Units at the time of the relevant exchange, the depreciation and amortization periods that apply to the increase in tax basis, the amount of net operating losses available to us as a result of reorganization transactions entered into in connection with the Select 144A

Offering, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of our payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis. If the Tax Receivable Agreements were terminated immediately after the Rockwater Merger, the estimated termination payments, based on the assumptions discussed below (and the initial public offering price in the IPO of $14.00 per share), would have been approximately $174.1 million (calculated using a discount rate equal to the lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $234.9 million). The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. For example, a reduction in the U.S. federal corporate income tax rate to 21%, if all other assumptions were held constant, would result in estimated termination payments of approximately $98.9 million (calculated using a discount rate equal to lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $130.6 million).

        A delay in the timing of exchanges of SES Holdings LLC Units, holding other assumptions constant, would generally be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement entered into with Legacy Owner Holdco and Crestview GP as the benefit of the additional depreciation and amortization deductions resulting from those exchanges would be delayed. Stock price increases or decreases at the time of each exchange of SES Holdings LLC Units would generally be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreements entered into with Legacy Owner Holdco and Crestview GP because such changes directly affect the amount of the increase in tax basis and thus the amount of tax benefits, resulting from the exchange. The amounts payable under the Tax Receivable Agreements are dependent upon us having sufficient future taxable income to utilize the tax benefits covered by the Tax Receivable Agreements. The foregoing amounts assume that we will have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements. If our future taxable income is significantly reduced, the expected payments under the Tax Receivable Agreements would be reduced to the extent such tax benefits do not result in a reduction of our future income tax liabilities. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreements exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreements and/or (ii) distributions to us by SES Holdings are not sufficient to permit us to make payments under the Tax Receivable Agreements after we have paid our taxes and other obligations. Please read "Risk Factors—Risks Related to Our Organizational Structure—In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements." The payments under the Tax Receivable Agreements will not be conditioned upon the continued ownership interest in either SES Holdings or us of any holder of rights under the Tax Receivable Agreements.

        In addition, although we are not aware of any issue that would cause the Internal Revenue Service ("IRS") or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreements, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreements if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

        The term of each Tax Receivable Agreement commenced upon the completion of the Select 144A Offering and will continue until all tax benefits that are subject to such Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreements. In the event that the Tax Receivable Agreements are not terminated and that we have sufficient taxable income to utilize all of the tax benefits subject to the Tax Receivable Agreements, the payments due under the Tax Receivable Agreement entered into with Legacy Owner Holdco and Crestview GP are expected to commence in late 2020 and to continue for 20 years after the date of the last exchange of SES Holdings LLC Units, and the payments due under the Tax Receivable Agreement entered into with an affiliate of the Contributing Legacy Owners are expected to commence in late 2020 and to continue for five taxable years following the Select 144A Offering. If we elect to terminate the Tax Receivable Agreements early, or they are terminated early due to our failure to honor a material obligation thereunder or due to certain mergers, asset sales, other forms of business combinations or other changes of control, our obligations under the Tax Receivable Agreements would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreements (determined by applying a discount rate of the lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points). The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreements, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements, (ii) any SES Holdings LLC Units (other than those held by us) outstanding on the termination date are deemed to be exchanged on the termination date and (iii) certain loss or credit carryovers will be utilized in the taxable year that includes the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        The Tax Receivable Agreements provide that in the event that we breach any of our material obligations under them, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreements early, the Tax Receivable Agreements are terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under them, or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreements in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreements to be accelerated and become due and payable applying the same assumptions described above.

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreements that exceed our actual cash tax savings under the Tax Receivable Agreements. In these situations, our obligations under the Tax Receivable Agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control.

        Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may affect the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreements. For example, the earlier disposition of assets following an exchange of SES Holdings LLC Units may accelerate payments under the Tax Receivable Agreements and increase the present value of such payments, and the disposition of assets before an exchange of SES Holdings LLC Units may increase certain TRA Holders' tax liability without giving rise to any rights of such holders to receive payments under the Tax Receivable Agreements. In addition, our ability to settle audits or other proceedings related to taxes will be subject to the consent of the TRA Holders to the extent such settlement could have a material effect on the TRA Holders' rights under the Tax Receivable Agreements. Such effects and such consent rights may result in differences or conflicts of interest between the interests of the TRA Holders and other stockholders.

        Payments generally will be due under the Tax Receivable Agreements within five days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus 100 basis points. Except in cases where we elect to terminate the Tax Receivable Agreements early or they are otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreements if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreements or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreements generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus 100 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate equal to the highest rate under our Credit Agreement plus 200 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreements.

        Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreements will be dependent on the ability of SES Holdings to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreements. This ability, in turn, may depend on the ability of SES Holdings' subsidiaries to make distributions to it. The ability of SES Holdings, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by SES Holdings, or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreements for any reason, such payments will be deferred and will accrue interest until paid.

        The Tax Receivable Agreements, as amended, are filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing descriptions of the Tax Receivable Agreements are qualified by reference thereto. Future unitholders may become party to one or more tax receivable agreements entered into in connection with future acquisitions by SES Holdings.

Rockwater Registration Rights Agreement

        On February 16, 2017, in connection with the Rockwater 144A Offering, Rockwater entered into a registration rights agreement (the "Rockwater Registration Rights Agreement") with FBR. Under this registration rights agreement, Rockwater agreed, at its expense, to file with the SEC a shelf registration statement registering for resale the 8,797,500 shares of Rockwater Class A-1 Common Stock sold in the Rockwater 144A Offering plus any additional shares of Class A-1 common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, and to cause such registration statement to be declared effective by the SEC as soon as practicable but in any event by March 31, 2018.

        In connection with the closing of the Rockwater Merger, Rockwater assigned, and we assumed, Rockwater's rights and obligations under the Rockwater Registration Rights Agreement. Also in connection with the Rockwater Merger, each share of Rockwater Class A-1 Common Stock then outstanding was converted into the right to receive a number of shares of our Class A-2 common stock equal to the Exchange Ratio, and we issued 6,731,845 shares of our Class A-2 common stock to the former holders of Rockwater Class A-1 Common Stock. Under the Rockwater Registration Rights Agreement, we agreed, at our expense, to file with the SEC this shelf registration statement registering for resale shares of Class A common stock into which the outstanding shares of our Class A-2 common stock are convertible, and to cause such registration statement to be declared effective by the SEC as soon as practicable but in any event by March 31, 2018. Pursuant to our amended and restated certificate of incorporation, all shares of Class A-2 common stock will automatically convert to Class A common stock on a one-for-one basis upon the effectiveness of this registration statement. See "Shares Eligible for Future Sale—Registration Rights—Rockwater Registration Rights Agreement."

Registration Rights Agreement with FBR

        In connection with the Select 144A Offering, we entered into a registration rights agreement with FBR Capital Markets & Co. ("FBR") for the benefit of the investors in the Select 144A Offering. Please read "Shares Eligible for Future Sale—Registration Rights" for additional information on the terms of this registration rights agreement.

Registration Rights Agreement for the Benefit of the Registration Rights Holders

        On December 20, 2016, we entered into a registration rights agreement with the Contributing Legacy Owners and Legacy Owner Holdco. In connection with the execution of the Merger Agreement, we entered into an amended and restated registration rights agreement (the "Amended and Restated Registration Rights Agreement") with Legacy Owner Holdco, Crestview Holdings B, the SCF Group and WDC Aggregate LLC (collectively, the "Registration Rights Holders"), which, effective as of the closing of the Rockwater Merger, amends and restates the December 20, 2016 registration rights agreement. Pursuant to such agreement, among other things, (i) we will provide the rights for the Registration Rights Holders to participate in certain future underwritten public offerings of our Class A common stock, (ii) certain Registration Rights Holders will have the right to initiate an underwritten offering of our Class A common stock and (iii) the Registration Rights Holders will have certain customary "piggyback" registration rights, in each case subject to certain conditions. We will not be required to effect (x) more than five demand registrations delivered in the aggregate, (y) more than two demand registrations delivered by the Registration Rights Holders in any 12-month period or (z) a demand registration within 100 days of the pricing of a previous demand registration or a primary offering of our Class A common stock.

        At any time, a party to the registration rights agreement will have the right to require us by written notice to demand registration of its registrable shares. Our obligations under this agreement include short-form, long-form and shelf registration statements, subject to certain restrictions as to number of demands, timing and value of sales to be registered or shares to be sold in an underwritten offering.

        If, at any time, we propose to register or conduct an underwritten offering of our securities (subject to certain exceptions) for our own account or for the account of any stockholder other than the parties to our registration rights agreement with FBR entered in connection with the Select 144A Offering or their permitted transferees, then we must give notice to the parties to the registration rights agreement or their permitted transferees to allow them to participate, or piggyback, in that registration statement or offering. In addition, any party to the registration rights agreement shall have the right to piggyback in any registration statement or offering effected at the request of any other party to the registration rights agreement.

        These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The obligations to register registrable shares under the registration rights agreement will terminate when no registrable shares remain outstanding. Registrable shares will cease to be covered by the registration rights agreement when they (i) have been sold pursuant to an effective registration statement under the Securities Act, (ii) have been sold in a transaction exempt from registration under the Securities Act (including transactions pursuant to Rule 144), (iii) are held by us or one of our subsidiaries; (iv) have been sold in a private transaction in which the transferor's rights under the registration rights agreement are not assigned to the transferee of such securities; or (v) are sold in a private transaction in which the transferor's rights under the registration rights agreement are assigned to the transferee and such transferee is not an affiliate of us, two years following the transfer of such registrable share to such transferee.

        The registration rights granted to the parties to the registration rights agreement may be freely assigned, including to their transferees. Please read "Shares Eligible for Future Sale—Registration Rights" for additional information on the terms of the Amended and Restated Registration Rights Agreement.

Initial Public Offering

        On April 20, 2017, the registration statement on Form S-1 (File No. 333-216404) relating to the IPO was declared effective by the SEC. The IPO closed on April 26, 2017, at which time we issued and sold 8,700,000 shares of Class A common stock at a price to the public of $14.00 per share. We received cash proceeds of approximately $114.2 million from this transaction, net of underwriting discounts and commissions. On May 10, 2017, the underwriters exercised in full their option to purchase an additional 1,305,000 shares of Class A common stock at a price to the public of $14.00 per share. We received cash proceeds of approximately $17.1 million, net of underwriting discounts and commissions and estimated offering expenses, from the sale of such additional shares pursuant to the underwriters' option. As of May 25, 2017, we had incurred costs of approximately $2.8 million related to the IPO.

Historical Transactions with Related Parties

Management Fee

        B-29 Investments, LP and Crestview Partners each receive management fees and reimbursements for expenses related to time spent conducting the business and affairs of SES Holdings, pursuant to the SES Holdings LLC Agreement. For the year ended December 31, 2015, B-29 Investments, LP and Crestview Partners received $409,957 and $700,051, respectively. For the year ended December 31, 2016, we incurred costs of $400,000 and $750,533 from B-29 Investments, LP and Crestview Partners, respectively. For the nine months ended September 30, 2016, we incurred costs of $300,000 and $600,533, respectively, from B-29 Investments, LP and Crestview Partners. For the nine months ended September 30, 2017, we incurred costs of $378,533 and $495,251, respectively, from B-29 Investments, LP and Crestview Partners. B-29 Investments, LP is controlled by our Executive Chairman, John D. Schmitz. Funds managed by Crestview Partners are members of Legacy Owner Holdco, and other funds managed by Crestview Partners are the Contributing Legacy Owners.

        On December 20, 2016, we entered into a management services agreement with each of B-29 Investments, LP and Crestview Partners, which provides for management fees and reimbursements for expenses related to time spent conducting our business for each of the two years following the closing of the IPO. The annual payments to B-29 Investments, LP and Crestview Partners will be $500,000 to each such entity.

        On December 29, 2017, we entered into a termination agreement with each of B-29 Investments, LP and Crestview Partners, which terminated the management services agreements entered into with each entity in December 2016. In connection with the termination agreements, we paid each of B-29 Investments, LP and Crestview Partners $637,699 as consideration for past and future services.

Aquacore Rental Company LLC

        For the years ended December 31, 2016 and 2015, we rented pumps and filter pod trailers for use in our operations at a cost of $1,093,679 and $593,271, respectively from Aquacore Rental Company LLC ("Aquacore"), an entity indirectly owned by Cody Ortowski, our Executive Vice President, Business Strategy, and Cole Ortowski, an employee of the Company. For the nine months ended September 30, 2017 and 2016, we rented pumps and filter pod trailers for use in our operations at a cost of $1,641,240 and $822,520, respectively, from Aquacore.

B-29 Ups & Downs, LLC

        For the year ended December 31, 2016, we incurred costs of $216,669 for aviation services. For the year ended December 31, 2015, we incurred costs totaling $499,269 for these services for use by our executive officers from B-29 Ups & Downs, LLC ("B-29 Ups & Downs"). For the nine months ended September 30, 2017 and 2016, we incurred costs of $518,940 and $113,703, respectively, for these services. B-29 Ups & Downs is owned by B-29 Family Holdings, LLC, an entity owned and controlled by our Executive Chairman, John D. Schmitz.

Bell Supply Company, LLC

        For the years ended December 31, 2016 and 2015, we purchased inventory and parts for use in our operations totaling $194,949 and $251,568, respectively, from Bell Supply Company, LLC ("Bell Supply"), an entity owned by Synergy Energy Holdings LLC, which is owned by certain of our stockholders and directors, including funds managed by Crestview GP and our Executive Chairman, John D. Schmitz. For the nine months ended September 30, 2017 and 2016, we purchased inventory and parts for use in our operations totaling $229,960 and $130,867, respectively, from Bell Supply. Additionally, our directors, Robert Delaney and Adam Klein, and our Executive Chairman, John D. Schmitz, are on the board of directors of Synergy Energy Holdings LLC.

Grayco Midstream, LLC

        For the year ended December 31, 2015, we had accounts receivable valued at $175,039 for services provided under our MSA with Grayco Midstream, LLC ("Grayco Midstream"), which is wholly owned by CP Energy, LLC. Funds managed by Crestview Partners and our Executive Chairman, John D. Schmitz, collectively own a majority of the membership interests in CP Energy, LLC.

Hard Way, LLC

        For the years ended December 31, 2016 and 2015, we incurred charges totaling $60,844 and $139,725, respectively for airplane aviation services from Hard Way, LLC ("Hard Way"), which is wholly owned by Orteq Energy Technologies. Orteq Energy Technologies is indirectly owned by Cody Ortowski, our Executive Vice President, Business Strategy, and Cole Ortowski, an employee of the Company.

Mages Group, LLC

        Prior to 2014, we leased trailers and provided accommodations to Mages Group, LLC ("Mages Group"). For the year ended December 31, 2015, Mages Group paid us $151,080 for such services. For the year ended December 31, 2015, we incurred charges totaling $1,431,256 for real estate and construction services from Mages Group. Mages Group is wholly owned by B-29 Investments, LP, an entity controlled by our Executive Chairman, John D. Schmitz.

Merit Appraisal & Tax Consulting, L.P.

        For the years ended December 31, 2016 and 2015, we incurred charges totaling $562,424 and $987,290, respectively, for appraisal services and tax consulting from Merit Appraisal & Tax Consulting, LP ("Merit"). For the nine months ended September 30, 2017 and 2016, we incurred charges totaling $227,903 and $444,115, respectively, for these services. B-29 Investments, LP, an entity controlled by our Executive Chairman, John D. Schmitz, controls and partially owns Merit.

Orteq Energy Technologies

        For the years ended December 31, 2016 and 2015, we purchased pumps and related equipment for our operations totaling $717,444 and $2,522,509, respectively, from Orteq Energy Technologies, which is indirectly owned by Cody Ortowski, our Executive Vice President, Business Strategy, and Cole Ortowski, an employee of the Company. For the nine months ended September 30, 2017 and 2016, we purchased pumps and related equipment for our operations totaling $1,102,985 and $315,317, respectively, from Orteq Energy Technologies.

Samson Resources

        For the years ended December 31, 2016 and 2015, we provided services totaling $554,873 and $352,997, respectively, to Samson Resources ("Samson") under an MSA. For the nine months ended September 30, 2016, we recorded sales of totaling $364,415 to Samson. Samson emerged from Chapter 11 bankruptcy as of March 1, 2017. Our director Robert Delaney was a director of Samson, and funds controlled by Crestview GP were equity holders in Samson in the years ended December 31, 2016 and 2015. Following Samson's emergence from bankruptcy, Crestview GP is no longer an equity holder in Samson.

Silver Creek Oil & Gas, LLC

        For the years ended December 31, 2016 and 2015, we provided services totaling $399,707 and $3,183,313, respectively, to Silver Creek Oil & Gas, LLC ("Silver Creek"), under an MSA. For the nine months ended September 30, 2016, we provided services totaling $369,589 to Silver Creek. Our directors, Robert Delaney and Adam Klein, and our Executive Chairman, John D. Schmitz, serve on the board of Silver Creek. Each of B-29 Investments, LP, an entity controlled by John D. Schmitz, and funds controlled by Crestview GP owns 49.5% of the membership interests in Silver Creek.

TruPoint Well Services, LP

        For the year ended December 31, 2015, we incurred costs totaling approximately $344,757 for workover services for a saltwater disposal well in Colorado from TruPoint Well Services, LP ("TruPoint"). B-29 Investments, LP, an entity controlled by our Executive Chairman, John D. Schmitz, owns a majority of the equity interests in TruPoint. Additionally, our Executive Vice President, Business Strategy, Cody Ortowski, is an indirect owner of TruPoint. John D. Schmitz and Cody Ortowski are directors of TruPoint.

United Surface and Minerals

        For the years ended December 31, 2016 and 2015, we leased land and access rights for water sourcing in Colorado at a cost of $250,000 and $675,423, respectively, from United Surface and Minerals ("United Surface"), which is owned by B-29 Investments, LP, an entity controlled by our Executive Chairman, John D. Schmitz. For the nine months ended September 30, 2017, we made purchases totaling approximately $250,000 from United Surface. Proactive Investments, LP, an entity owned by our Executive Vice President, Business Strategy, Cody Ortowski, owns a minority equity interest in United Surface. Additionally, our director, Robert Delaney, is an equity investor in United Surface.

Corporate Reorganization

        In connection with our reorganizations in December 2016 and November 2017, we engaged in certain transactions with certain affiliates and the members of SES Holdings. Please read "Summary—Organization."

Policies and Procedures for Review of Related Party Transactions

        A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Person" means:

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  any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

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  any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

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  any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

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  any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a substantial ownership interest or control of the entity.

        Our board of directors adopted a written related party transactions policy prior to the completion of the IPO. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; and (ii) the extent of the Related Person's interest in the transaction. Further, the policy will require that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

DESCRIPTION OF CAPITAL STOCK

        Upon effectiveness of this registration statement, our authorized capital stock will consist of: 350,000,000 shares of Class A common stock, $0.01 par value per share, of which 65,914,015 shares are issued and outstanding; 150,000,000 shares of Class B common stock, $0.01 par value per share, of which 40,331,989 shares are issued and outstanding; 40,000,000 shares of Class A-2 common stock, $0.01 par value per share, of which no shares are issued and outstanding; and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are issued and outstanding.

        The following is a summary of our capital stock, our amended and restated bylaws and our amended and restated certificate of incorporation. The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws.

Class A Common Stock

        Voting Rights.    Holders of shares of our Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Under our amended and restated certificate of incorporation, holders of shares of our Class A common stock do not have cumulative voting rights in the election of directors. Under the amended and restated certificate of incorporation, holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as required by law.

        Dividend Rights.    Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

        Liquidation Rights.    Upon our liquidation, dissolution, distribution of assets or other winding up, holders of shares of our Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

        Other Matters.    The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock are fully paid and non-assessable.

Class B Common Stock

        Voting Rights.    Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as required by law.

        Dividend and Liquidation Rights.    Holders of our Class B common stock do not have any right to receive dividends, unless (i) the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and (ii) a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon our liquidation or winding up.

        Other Matters.    The shares of Class B common stock have no preemptive rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class B common stock. All outstanding shares of our Class B common stock are fully paid and non-assessable.

Class A-2 Common Stock

        General.    Our shares of Class A-2 common stock were issued to holders of Rockwater Class A-1 Common Stock in connection with the Rockwater Merger. See "Summary—Organization—Rockwater Merger Reorganization." Upon the effectiveness of this registration statement, each share of Class A-2 common stock will convert automatically into a share of Class A common stock on a one-for-one basis and no shares of Class A-2 common stock will be outstanding.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more series of preferred stock, par value $0.01 per share, up to an aggregate of 50,000,000 shares of preferred stock. Each series of preferred stock will relate to the number of shares and will have the designations, powers, preferences, privileges, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders. The holders of Class A common stock and Class B common stock will not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

        Some provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could make the following transactions more difficult: (i) acquisitions of us by means of a tender offer, a proxy contest or otherwise or (ii) removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the board of directors or of our Class A common stock to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

Delaware Law

        In general, Section 203 of the DGCL provides that, subject to certain exceptions set forth therein, a Delaware corporation shall not engage in any business combinations with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

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  the transaction is approved by the board of directors before the date the interested stockholder attained that status;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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  on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        For purposes of Section 203 of the DGCL, a business combination is defined to include a merger or consolidation, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is defined to include (i) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (ii) the affiliates and associates of such person.

        We have opted out of Section 203 of the DGCL. Our amended and restated certificate of incorporation contains, however, provisions that are similar to Section 203 of the DGCL (except with respect to certain of our owners prior to our initial offering, including Crestview GP, B-29 Investments, LP, and the SCF Group and any funds, limited partnerships or other investment entities or vehicles managed or controlled by SCF Partners, Inc.).

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

        Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

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  establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is proposed to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year's annual meeting. Our amended and restated bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may deter stockholders from bringing matters before the stockholders at an annual or special meeting;

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  authorize our board of directors to issue undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

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  provide that the authorized number of directors may be changed only by resolution of the board of directors;

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  provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of the total number of remaining authorized directors;

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  provide that, after the Legacy Group (as defined in the amended and restated certificate of incorporation) ceases to hold more than 35% of the outstanding shares of the Class A common stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

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  provide that our amended and restated bylaws may be amended by the affirmative vote of the holders of at least a two-thirds of our then-outstanding Class A common stock;

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  provide that special meetings of our stockholders may only be called by a majority of the total number of authorized directors;

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  provide that our amended and restated bylaws can be amended by unilateral action of a majority of the entire board of directors.

Forum Selection

        Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

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  any derivative action or proceeding brought on our behalf;

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  any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

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  any action asserting a claim against us or any director or officer or other employee or agent of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or

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  any action asserting a claim against us or any director or officer or other employee or agent of ours that is governed by the internal affairs doctrine;

in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

        Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our existing amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except to the extent such exemption or limitation thereof is not permitted under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

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  for any breach of their duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

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  for any transaction from which the director derived an improper personal benefit.

        Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

        Our amended and restated bylaws also provide that we will indemnify and hold harmless our directors and officers to the fullest extent permitted by Delaware law, including the advancement of expenses, including attorneys' fees. Our amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person's actions as our officer, director, employee or agent, regardless of whether or not we would have the power under the DGCL to indemnify such persons against related expense, liability or loss. We expect to enter, or have entered, into indemnification agreements with each of our directors and officers. These agreements will or do require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our Class A common stock.

 ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the acquisition and holding of shares of Class A common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan").

        This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in shares of Class A common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan's particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of Class A common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary's duties to the Plan, including, without limitation:

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  whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

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  whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

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  whether the investment is permitted under the terms of the applicable documents governing the Plan;

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  whether in the future there may be no market in which to sell or otherwise dispose of the shares of Class A common stock;

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  whether the acquisition or holding of the shares of Class A common stock will constitute a "prohibited transaction" under Section 406 of ERISA or Section 4975 of the Code (please see discussion under "—Prohibited Transaction Issues" below); and

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  whether the Plan will be considered to hold, as plan assets, (i) only shares of Class A common stock or (ii) an undivided interest in our underlying assets (please see the discussion under "—Plan Asset Issues" below).

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of Class A common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

        Because of the foregoing, shares of Class A common stock should not be acquired or held by any person investing "plan assets" of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

        Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

        The Department of Labor (the "DOL") regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets generally would not be considered to be "plan assets" if, among other things:

          (a)   the equity interests acquired by ERISA Plans are "publicly offered securities" (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

          (b)   the entity is an "operating company" (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

          (c)   there is no significant investment by "benefit plan investors" (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, individual retirement accounts and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan's investment in the entity.

        Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Class A common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of Class A common stock. Purchasers of shares of Class A common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of Class A common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of Class A common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

 SHARES ELIGIBLE FOR FUTURE SALE

General

        As of the effective date of this registration statement, we have 65,914,015 shares of our Class A common stock and 40,331,989 shares of our Class B common stock outstanding. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time.

        Shares of our Class A common stock held by the public stockholders are generally freely transferable without restriction or further registration under the Securities Act. However, any Class A common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Registration Rights

  Rockwater Registration Rights Agreement

        In February 2017, in connection with the closing of the Rockwater 144A Offering, Rockwater entered into the Rockwater Registration Rights Agreement. In connection with the Rockwater Merger, Rockwater assigned, and we assumed, Rockwater's rights and obligations under the Rockwater Registration Rights Agreement. Under the Rockwater Registration Rights Agreement, Rockwater agreed, at its expense, to file with the SEC a shelf registration statement registering for resale the shares of Rockwater Class A Common Stock into which the shares of Rockwater Class A-1 Common Stock sold in the Rockwater 144A Offering plus any additional shares of Rockwater Class A-1 Common Stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, are convertible, and to use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable but in any event by March 31, 2018. The Rockwater Registration Rights Agreement also gives the investors in the Rockwater 144A Offering piggyback registration rights, subject to certain limitations, to include shares in certain registration statements filed by Rockwater, including any initial public offering registration statement. Each share of Rockwater Class A-1 Common Stock was exchanged for shares of our Class A-2 common stock, in accordance with the Exchange Ratio, in connection with the Rockwater Merger. Pursuant to our amended and restated certificate of incorporation, all outstanding shares of Class A-2 common stock will automatically convert to Class A common stock on a one-for-one basis upon the effectiveness of this registration statement. The holders of our Class A-2 common stock will be entitled to make sales under this registration statement upon it being declared effective by the SEC.

        We are required to use our commercially reasonable efforts to cause this shelf registration statement to become effective under the Securities Act as soon as practicable after the filing and, subject to certain blackout periods, to continuously maintain the effectiveness of this shelf registration statement under the Securities Act until the first to occur of:

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  the sale of all of the shares of common stock covered by this shelf registration statement in accordance with the intended distribution of such common stock;

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  none of the shares of common stock with rights under the Rockwater Registration Rights Agreement remain outstanding; or

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  the first anniversary of the initial effective date of this shelf registration statement, subject to certain conditions and extension periods, as applicable.

        The preceding summary of certain provisions of the Rockwater Registration Rights Agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Rockwater Registration Rights Agreement and you should read this summary together with the complete text of the Rockwater Registration Rights Agreement, which is filed as an exhibit to the registration statement.

  Registration Rights Agreement with FBR

        In December 2016, in connection with the closing of the Select 144A Offering, we entered into a registration rights agreement between us and FBR. Under this registration rights agreement, we agreed, at our expense, to file with the SEC, in no event later than April 30, 2017, a shelf registration statement registering for resale the 16,100,000 shares of our Class A-1 common stock sold in the Select 144A Offering plus any additional shares of Class A-1 common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, and to cause such registration statement to be declared effective by the SEC as soon as practicable but in any event within 180 days after the initial filing of such registration statement. Such registration statement was filed on April 28, 2017 and was declared effective on June 13, 2017. Pursuant to our amended and restated certificate of incorporation, all shares of Class A-1 common stock automatically converted to Class A common stock on a one-for-one basis upon the effectiveness of such registration statement. The shares registered under such registration statement became freely tradable on June 26, 2017.

  Registration Rights Agreement for the Benefit of the Registration Rights Holders

        In December 2016, in connection with the closing of the Select 144A Offering, we entered into a registration rights agreement among us, Legacy Owner Holdco and the Contributing Legacy Owners. Under this registration rights agreement, Legacy Owner Holdco and the Contributing Legacy Owners are entitled to registration rights with respect to the shares of Class A common stock which may be received upon exchanges of Class B common stock owned directly or indirectly by them. In connection with the signing of the Merger Agreement, we entered into the Amended and Restated Registration Rights Agreement with the Registration Rights Holders, which amends and restates the December 2016 registration rights agreement. Please read "Certain Relationships and Related Party Transactions—Registration Rights Agreement for the Benefit of the Registration Rights Holders" for more information on the Amended and Restated Registration Rights Agreement.

Rule 144

        In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement regarding the IPO was entitled to sell such shares 90 days after the effective date of such registration statement in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

2016 Long-Term Incentive Plan

        On April 28, 2017, we filed a registration statement on Form S-8 (SEC File No. 333-217561) registering 5,825,000 shares of our Class A common stock issued or issuable under the 2016 Plan. On November 1, 2017, we filed a registration statement on Form S-8 (SEC File No. 333-221282) registering 4,402,788 shares of our Class A common stock issued and issuable under the 2016 Plan, including shares available for delivery on account of the exercise of the underwriters' over-allotment option granted in connection with the IPO and shares available under the 2016 Plan as a result of our assumption of the Rockwater Equity Plan in connection with the Rockwater Merger. We adopted the 2016 Plan for the employees, consultants and the directors of our company and its affiliates who perform services for us. Shares registered under such registration statements are available for sale in the open market, unless such shares are subject to vesting restrictions with us or applicable lock-up restrictions.

        The 2016 Plan provides for potential grants of: (i) incentive options; (ii) nonstatutory options; (iii) stock appreciation rights; (iv) restricted stock awards; (v) restricted stock units ("RSUs"); (vi) bonus stock; (vii) performance awards; (viii) other stock- or cash-based awards; and (ix) substitute awards.

        Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, the number of shares available for delivery pursuant to awards under the 2016 Plan is equal to (i) 4,600,000 shares of our Class A common stock, plus (ii) 8% of any shares of our Class A common stock sold by us in any underwritten public offering pursuant to an effective registration under the Securities Act that occurs following the effective date of the 2016 Plan (which includes the 800,400 shares of our Class A common stock that became available for delivery upon our IPO) (together with clause (i), the "Share Pool"), plus (iii) 1,011,087 shares of our Class A common stock that became available on account of our assumption of the Rockwater Equity Plan. The maximum number of shares described in the preceding sentence does not take into account 2,887,048 shares of our Class A common stock related to Replacement Awards that were granted under the 2016 Plan following the conversion of outstanding equity awards originally granted under the Rockwater Equity Plan in accordance with the Merger Agreement. For additional information on such Replacement Awards, see "Summary—Organization—Rockwater Merger Reorganization." If an award under the 2016 Plan is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such award will again be available for new awards under the 2016 Plan. In addition, the 2016 Plan provides that the number of shares granted pursuant to RSU awards under the 2016 Plan shall not exceed 25% of the Share Pool. Shares of our Class A common stock delivered with respect to substitute awards granted in assumption of, or in substitution for, awards held by individuals who become eligible to receive awards under the 2016 Plan as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with us or our affiliate do not reduce the Share Pool.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a "capital asset" (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

        This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

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  banks, insurance companies or other financial institutions;

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  tax-exempt or governmental organizations;

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  qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

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  dealers in securities or foreign currencies;

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  traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

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  persons subject to the alternative minimum tax;

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  partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

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  persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

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  persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

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  certain former citizens or long-term residents of the United States; and

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  persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

        PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, a "non-U.S. holder" is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

        If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

        We do not plan to make any distributions on our Class A common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder's tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See "—Gain on Disposition of Class A Common Stock." Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

        Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is treated as a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

        Subject to the discussion below under "—Backup Withholding and Information Reporting" and "—Additional Withholding Requirements under FATCA," a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

  •
  the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

  •
  the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

  •
  our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation ("USRPHC") for U.S. federal income tax purposes and, as a result, such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

        A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

        A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is treated as a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

        Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock is and continues to be "regularly traded on an established securities market" (within the meaning of the U.S. Treasury Regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder's holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of our Class A common stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

        Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

        Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

        Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

        Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

        Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder ("FATCA"), impose a 30% withholding tax on any dividends paid on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock (if such disposition occurs after December 31, 2018), in each case if paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any "substantial United States owners" (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in our Class A common stock.

        INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

 PLAN OF DISTRIBUTION

General

        We are registering the shares of our Class A common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the shares offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each selling stockholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchases of shares to be made directly or through agents.

        The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Class A common stock offered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The prices at which the selling stockholders may sell the shares of Class A common stock may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties. The selling stockholders may use any one or more of the following methods when selling the shares of Class A common stock offered by this prospectus:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  a combination of any such methods of sale;

  •
  any other method permitted pursuant to applicable law; or

  •
  under Rule 144, Rule 144A or Regulation S under the Securities Act, if available, rather than under this prospectus.

        Our Class A common stock trades on the NYSE. The shares of Class A common stock offered hereby have already been approved for listing on the NYSE. However, we can give no assurances as to the development of an active trading market for our Class A common stock or the liquidity of any such market.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121;

and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

        In connection with the sale of our Class A common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our Class A common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our Class A common stock short and deliver these securities to close out their short positions, or loan or pledge our Class A common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. In compliance with FINRA guidelines, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% for the sale of any securities registered hereunder. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus. The selling stockholders have advised us that as of the date of this prospectus they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares covered by this prospectus. To our knowledge as of the date of this prospectus, there is no underwriter or coordinating broker acting in connection with the proposed sale of the shares covered by this prospectus by the selling stockholders.

        We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. The expenses of this offering that are payable by us are estimated to be approximately $             million. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Each selling stockholder has in turn agreed to indemnify us for certain specified liabilities.

        In order to comply with the securities laws of some states, if applicable, the shares of Class A common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of Class A common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares covered by this prospectus may not simultaneously engage in market making activities with respect to the Class A common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Class A common stock by the selling stockholders or any other person. The anti-manipulation rules under the Exchange Act may apply to sales of Class A common stock in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the Class A common stock to engage in market-making activities with respect to the particular shares of Class A common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the Class A common stock and the ability of any person or entity to engage in market-making activities with respect to the Class A common stock. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

        In accordance with FINRA Rule 5110(g)(1), FBR and any persons related to FBR who purchased or otherwise acquired shares (i) in the private placement (ii) subsequent to the initial filing of the registration statement of which this prospectus is a part and deemed to be underwriting compensation by FINRA, and/or (iii) that are excluded from underwriting compensation pursuant to FINRA Rule 5110(d)(5), will agree not to sell, transfer, assign, pledge or hypothecate the shares or subject the shares to any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares, for the 180-day period prescribed by FINRA Rule 5110(g)(1), except as otherwise provided in FINRA Rule 5110(g)(2).

CUSIP Number

        The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Upon issuance, the shares of Class A common stock covered by this prospectus included shares with three different CUSIP numbers, depending upon whether the sale of the shares to the selling stockholder was conducted (a) by us under Rule 506 of Regulation D, (b) by FBR, as the initial purchaser, under Rule 144A or (c) by the initial purchaser under Regulation S. Prior to any registered resale, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP numbers refer to such restricted status.

        Any sales of shares of our Class A common stock by means of this prospectus must be settled with shares of Class A common stock bearing our general (not necessarily restricted) Class A common stock CUSIP number. A selling stockholder named in this prospectus may obtain shares bearing our general Class A common stock CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP), together with a certificate of registered sale, to our transfer agent, American Stock Transfer & Trust Company, LLC. The form of certificate of registered sale is available from us upon request. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling stockholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.

 LEGAL MATTERS

        Vinson & Elkins L.L.P., Houston, Texas will pass upon the validity of the shares of our Class A common stock offered under this prospectus.

EXPERTS

        Pannell Kerr Forster of Texas, P.C., independent registered public accounting firm, has audited the consolidated financial statements of SES Holdings, LLC for the year ended December 31, 2015. We have included the aforementioned financial statements in this prospectus in reliance upon the reports of Pannell Kerr Forster of Texas, P.C., and upon authority of such firm as experts in the field of accounting and auditing.

        The audited financial statements as of and for the year ended December 31, 2016 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

        The audited historical financial statements of Rockwater Energy Solutions, Inc. as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We are subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

SELECT ENERGY SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

        The following unaudited pro forma condensed combined financial statements of Select Energy Services, Inc. ("Select" or the "Company") present the combination of the financial information of Select and Rockwater Energy Solutions, Inc. ("Rockwater") adjusted to give effect to the transactions to be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations ("ASC 805").

        The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2017 and for the year ended December 31, 2016 combine the consolidated statements of operations of Select and the pro forma consolidated statements of operations of Rockwater, giving effect to the mergers (as defined below) and merger-related transactions as if they had occurred on January 1, 2016. The pro forma consolidated statements of operations for Rockwater give effect to Rockwater's issuance and sale of 8,797,500 shares of Class A-1 common stock in a private placement on March 9, 2017 and the usage of the net proceeds (the "Rockwater 144A Offering") and Rockwater's acquisition of Crescent Companies, LLC and its subsidiaries on March 31, 2017 (the "Crescent Acquisition") as if they had occurred on January 1, 2016. The unaudited pro forma condensed combined statements of operations also give effect to the following equity transactions that occurred during the periods presented as if they had occurred on January 1, 2016: the issuance of 3,866,864 common units of Select's predecessor entity and consolidated subsidiary, SES Holdings, LLC ("SES Holdings" or "the Predecessor" for periods prior to the Select 144A Offering (as defined below)); the reorganization and private placement of 16,100,000 shares of Class A-1 common stock of Select (the "Select 144A Offering"); the issuance of 10,005,000 shares of Class A common stock of Select as a result of Select's initial public offering and the exercise of the underwriters' over-allotment option (the "IPO"); and the conversion of shares of Select Class A-1 common stock to shares of Select Class A common stock on a one-for-one basis as a result of the effectiveness of a shelf registration statement registering such shares for resale.

        The unaudited pro forma condensed combined balance sheet combines the consolidated condensed balance sheet of Select and the consolidated condensed balance sheet of Rockwater as of September 30, 2017, giving effect to the mergers and merger-related transactions as if they had occurred on September 30, 2017.

        The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting with Select considered the accounting acquirer of Rockwater. Under the acquisition method of accounting, the purchase price is allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values with any excess purchase price allocated to goodwill.

        The pro forma purchase price allocation is preliminary and was based on an estimate of the fair values of the tangible and intangible assets and liabilities related to Rockwater, the value of Select's common stock exchanged, and the fair value of the Rockwater's outstanding share-based awards attributable to pre-acquisition service. As described in Note 1, at the effective time of the corporate merger (as defined below), each outstanding share of Rockwater Class A common stock, Rockwater Class A-1 common stock and Rockwater Class B common stock, subject to certain exceptions, was converted into the right to receive a number of shares of Select Class A common stock, Select Class A-2 common stock and Select Class B common stock, respectively, each in an amount equal to the exchange ratio. At the effective time of the LLC merger, all units of Rockwater Energy Solutions, LLC ("Rockwater LLC") were converted into the right to receive a number of units of SES Holdings in an amount equal to the exchange ratio. The "exchange ratio" is equal to 0.7652.

        Furthermore, as of the effective time of the corporate merger, each outstanding and unexercised option to purchase shares of Rockwater Class A common stock was converted into an option to purchase shares of Select Class A common stock, with the same terms and conditions as in effect immediately prior to the effective time of the corporate merger, in an amount determined by multiplying the number of shares of Rockwater Class A common stock subject to such options as of immediately prior to the effective time of the corporate merger by the exchange ratio, at an exercise price per share of Select Class A common stock equal to the exercise price per share of Rockwater Class A common stock under such option divided by the exchange ratio.

        Additionally, as of the effective time of the corporate merger, each outstanding restricted stock award of Rockwater Class A common stock was converted into a restricted stock award of Select Class A common stock, with the same terms and conditions as in effect immediately prior to the effective time of the corporate merger, in an amount equal to the number of shares of Select Class A common stock determined by multiplying the number of shares of Rockwater Class A common stock subject to such restricted stock award as of immediately prior to the effective time of the corporate merger by the exchange ratio.

        Select's sole material asset consists of its membership interest in SES Holdings. Each holder of Rockwater Class B common stock and Rockwater LLC units entitled to receive shares of Select Class B common stock received the right to exchange each share of Select Class B common stock and a corresponding SES Holdings unit for one share of Select Class A common stock. Upon the effectiveness of this registration statement, Select's Class A-2 common stock will automatically convert to Class A common stock. As the shares of Class A-2 common stock will automatically convert to shares of Class A common stock and Class B common stock, in tandem with a unit of SES Holdings, are convertible at any time into a share of Select Class A common stock, the per share value of Class A-2 common stock and Class B common stock are assumed, for the purposes of the pro forma analysis, to be equivalent to the value of a share of Class A common stock. Thus, the purchase price allocation is based on the closing price of Select Class A common stock as of November 1, 2017 along with the portion of the acquisition-date fair value of Rockwater's outstanding share-based awards attributable to pre-acquisition service obligated to be exchanged as part of the mergers as described below.

        Select expects to complete the purchase price allocation after considering the appraisal of Rockwater's assets at the level of detail necessary to finalize the required purchase price allocation, which will be no later than one year from the completion of the mergers. The purchase price utilized in the allocation is based on the closing price of Select Class A common stock on the date of acquisition, November 1, 2017, as well as the portion of the fair value of Rockwater's outstanding share-based awards attributable to pre-acquisition service that Select is obligated to replace as part of the merger agreement (as defined below). The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

        The unaudited pro forma condensed combined financial statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies that may result from the mergers.

        The unaudited pro forma condensed combined financial statements should be read in conjunction with:

  •
  the accompanying notes to the unaudited pro forma condensed combined financial statements;

  •
  the unaudited consolidated condensed historical financial statements of Select as of and for the nine months ended September 30, 2017 and related notes, and the audited historical consolidated financial statements of Select as of and for the year ended December 31, 2016 and related notes, which are included elsewhere in this registration statement; and

  •
  the unaudited consolidated condensed financial statements of Rockwater as of and for the nine months ended September 30, 2017 and related notes, and the audited consolidated financial statements of Rockwater as of and for the year ended December 31, 2016 and related notes, which are included elsewhere in this registration statement.

SELECT ENERGY SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2017

(in thousands, except share data)	Historical Select Energy Services, Inc. (a)	Historical Rockwater Energy Solutions, Inc. (b)	Pro Forma Adjustments for Rockwater Merger and Merger- Related Transactions (c)		Pro Forma Select Energy Services, Inc. (a) + (b) + (c)
Assets
Current assets
Cash and cash equivalents	$42,393	$2,364	$(9,393)	3(a), 3(b)	$35,364
Accounts receivable trade	151,239	192,428	—		343,667
Allowance for doubtful accounts	(2,867)	(5,730)	—		(8,597)
Accounts receivable, related parties	433	—	—		433
Inventories	852	44,241	—		45,093
Prepaid expenses and other current assets	13,495	5,703	(1,280)	3(a)	17,918
Income taxes receivable	—	2,267	—		2,267

Total current assets	205,545	241,273	(10,673)		436,145

Property and equipment	815,002	473,971	(284,067)	3(c)	1,004,906
Accumulated depreciation	(535,456)	(313,343)	313,343	3(c)	(535,456)

Property and equipment, net	279,546	160,628	29,276		469,450

Goodwill	25,091	301,391	(53,114)	3(c)	273,368
Other intangible assets, net	35,351	38,259	83,792	3(c)	157,402
Other assets	7,216	920	(1,401)	3(a), 3(d)	6,735

Total assets	$552,749	$742,471	$47,880		$1,343,100

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$11,751	$53,804	$—		$65,555
Accounts payable and accrued expenses, related parties	1,246	—	—		1,246
Accrued salaries and benefits	8,595	9,403	—		17,998
Accrued insurance	11,008	—	—		11,008
Accrued expenses and other current liabilities	39,713	33,911	—		73,624
Current portion of capital leases	—	2,133	—		2,133

Total current liabilities	72,313	99,251	—		171,564

Accrued lease obligations	18,100	—	—		18,100
Long-term debt	—	78,200	(3,200)	3(a)	75,000
Capital lease obligations	—	1,638	—		1,638
Deferred income taxes, net	—	15,751	(15,287)	3(e), 3(f)	464
Other long term liabilities	8,008	2,026	645	3(c), 3(e)	10,679

Total liabilities	98,421	196,866	(17,842)		277,445

Commitments and contingencies
Select Energy Services, Inc. Common and Preferred Stock:
Class A-2 common stock, $0.01 par value; no shares authorized, issued or outstanding as of September 30, 2017 (actual); Class A-2 common stock, $0.01 par value; 40,000,000 shares authorized; 6,731,845 shares issued and outstanding as of September 30, 2017 (pro forma as adjusted)	—	—	67	3(g)	67
Class A common stock, $0.01 par value; 250,000,000 shares authorized; 30,468,249 shares issued and outstanding as of September 30, 2017 (actual); Class A common stock, $0.01 par value; 350,000,000 shares authorized; 56,714,364 shares issued and outstanding as of September 30, 2017 (pro forma, as adjusted)	305	—	262	3(g)	567

SELECT ENERGY SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (Continued)

AS OF SEPTEMBER 30, 2017

(in thousands, except share data)	Historical Select Energy Services, Inc. (a)	Historical Rockwater Energy Solutions, Inc. (b)	Pro Forma Adjustments for Rockwater Merger and Merger- Related Transactions (c)		Pro Forma Select Energy Services, Inc. (a) + (b) + (c)
Class B common stock, $0.01 par value; 150,000,000 shares authorized; 38,462,541 shares issued and outstanding as of September 30, 2017; Class B common stock, $0.01 par value; 150,000,000 shares authorized; 42,819,018 shares issued and outstanding as of September 30, 2017 (pro forma, as adjusted)	385	—	43	3(g)	428
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued and outstanding as of September 30, 2017 (actual); Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued and outstanding as of September 30, 2017 (pro forma, as adjusted)	—	—	—		—
Rockwater Energy Solutions, Inc. Common and Preferred Stock:
Class A-1 common stock, $0.01 par value; 30,000,000 shares authorized; 8,797,500 shares issued and outstanding as of September 30, 2017 (actual); Class A-1 common stock, $0.01 par value; no shares authorized, issued or outstanding as of September 30, 2017 (pro forma, as adjusted)	—	88	(88)	3(g)	—
Class A common stock, $0.01 par value; 250,000,000 shares authorized; 34,482,060 shares issued and outstanding as of September 30, 2017 (actual); Class A common stock, $0.01 par value; no shares authorized, issued, or outstanding as of September 30, 2017 (pro forma, as adjusted)	—	345	(345)	3(g)	—
Class B common stock, $0.01 par value; 120,000,000 shares authorized; 5,693,258 shares issued and outstanding as of September 30, 2017 (actual); Class B common stock, $0.01 par value; no shares authorized, issued or outstanding as of September 30, 2017 (pro forma, as adjusted);	—	57	(57)	3(g)	—
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued and outstanding as of September 30, 2017 (actual); Preferred stock, $0.01 par value; no shares authorized, issued or outstanding as of September 30, 2017 (pro forma, as adjusted)	—	—	—		—
Additional paid-in capital	206,158	466,490	(25,625)	3(g)	647,023
Retained earnings (accumulated deficit)	(8,207)	31,964	(38,528)	3(a), 3(b), 3(d), 3(g)	(14,771)
Accumulated other comprehensive loss	—	(19,407)	19,407	3(g)	—

Total stockholders' equity	198,641	479,537	(44,864)		633,314

Noncontrolling interests	255,687	66,068	110,586	3(g)	432,341

Total equity	454,328	545,605	65,722		1,065,655

Total liabilities and equity	$552,749	$742,471	$47,880		$1,343,100

The accompanying notes are an integral part of these unaudited condensed combined pro forma financial statements.

SELECT ENERGY SERVICES, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(in thousands, except unit and per unit data)	Historical Select Energy Services, Inc. (a)	Historical Rockwater Energy Solutions, Inc. (b)	Pro Forma Rockwater Energy Solutions, Inc. Adjustments (c)		Pro Forma Rockwater Energy Solutions, Inc. (b) + (c) = (d)	Pro Forma Adjustments for Rockwater Merger and Merger-Related Transactions (e)		Pro Forma Select Energy Services, Inc. Adjusted for Rockwater Merger (a) + (d) + (e) = (f)	Other Pro Forma Adjustments (g)		Pro Forma Select Energy Services, Inc. (f) + (g)
Revenues
Water solutions and related services	$311,275	$342,529	$32,608	4(a)	$375,137	$(36,696)	4(c)	$649,716	$—		$649,716
Accommodations and rentals	38,457	—	—		—	—		38,457	—		38,457
Wellsite completion and construction services	38,522	—	—		—	—		38,522	—		38,522
Oilfield chemical product sales	—	150,053	—		150,053	—		150,053	—		150,053

Total revenues	388,254	492,582	32,608		525,190	(36,696)		876,748	—		876,748
Costs of revenue
Water solutions and related services	226,737	275,892	27,024	4(a)	302,916	(32,733)	4(c)	496,920	—		496,920
Accommodations and rentals	30,697	—	—		—	—		30,697	—		30,697
Wellsite completion and construction services	32,155	—	—		—	—		32,155	—		32,155
Oilfield chemical product sales	—	133,092	—		133,092	—		133,092	—		133,092
Depreciation and amortization	67,144	34,786	1,405	4(a)	36,191	3,565	4(d)	106,900	—		106,900

Total costs of revenue	356,733	443,770	28,429		472,199	(29,168)		799,764	—		799,764

Gross profit (loss)	31,521	48,812	4,179		52,991	(7,528)		76,984	—		76,984
Operating expenses
Selling, general and administrative	49,298	50,462	357	4(a) 4(b)	50,819	(9,898)	4(c), 4(e), 4(i)	90,219	—		90,219
Depreciation and amortization	1,312	8,103	2,447	4(a)	10,550	(181)	4(c), 4(f)	11,681	—		11,681
Impairment of goodwill and other intangible assets	—	—	—		—	—		—	—		—
Impairment of property and equipment	—	—	—		—	—		—	—		—
Lease abandonment costs	2,871	—	—		—	—		2,871	—		2,871
Loss on sale of Crescent Consulting	—	64,205			64,205	(64,205)	4(c)	—	—		—
Restructuring charges	—	2,406	—		2,406	—		2,406	—		2,406
Loss (gain) on disposal of property and equipment	—	(1,093)	(85)	4(a)	(1,178)	—		(1,178)	—		(1,178)

Total operating expenses	53,481	124,083	2,719		126,802	(74,284)		105,999	—		105,999

(Loss) income from operations	(21,960)	(75,271)	1,460		(73,811)	66,756		(29,015)	—		(29,015)
Other income (expense)
Interest expense, net	(1,885)	(4,369)	335	4(a), 4(b)	(4,034)	2,251	4(c), 4(g)	(3,668)	1,885	4(j)	(1,783)
Foreign currency gains (losses)	—	464	—		464	—		464	—		464
Other income, net	3,342	249	—		249	—		3,591	—		3,591

(Loss) income before tax expense	(20,503)	(78,927)	1,795		(77,132)	69,007		(28,628)	1,885		(26,743)
Tax benefit (expense)	326	17,556	(14,407)	4(a)	3,149	35	4(c), 4(h)	3,510	—	4(h)	3,510

Net (loss) income	(20,177)	(61,371)	(12,612)		(73,983)	69,042		(25,118)	1,885		(23,233)
Less: Net loss attributable to noncontrolling interests	13,013	6,789	—		6,789	—		19,802	(10,414)	4(k)	9,388

Net loss attributable to the business	$(7,164)	$(54,582)	$(12,612)		$(67,194)	$69,042		$(5,316)	$(8,529)		$(13,845)

SELECT ENERGY SERVICES, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(in thousands, except unit and per unit data)	Historical Select Energy Services, Inc. (a)	Historical Rockwater Energy Solutions, Inc. (b)	Pro Forma Rockwater Energy Solutions, Inc. Adjustments (c)	Pro Forma Rockwater Energy Solutions, Inc. (b) + (c) = (d)	Pro Forma Adjustments for Rockwater Merger and Merger-Related Transactions (e)	Pro Forma Select Energy Services, Inc. Adjusted for Rockwater Merger (a) + (d) + (e) = (f)	Other Pro Forma Adjustments (g)	Pro Forma Select Energy Services, Inc. (f) + (g)
Allocation of net loss attributable to:
Class A-1 stockholders	$(2,679)	$(9,914)						$—
Class A-2 stockholders	—	—						(1,476)
Class A stockholders	(4,485)	(44,668)						(12,369)
Class B stockholders	—	—						—

	$(7,164)	$(54,582)						$(13,845)

Weighted average shares outstanding:
Class A-1—Basic & Diluted	9,671,795	7,249,581						—	4(m)

Class A-2—Basic & Diluted	—	—						6,731,845	4(m)

Class A—Basic & Diluted	16,189,997	32,663,457						56,426,038	4(m)

Class B—Basic & Diluted	38,462,541	5,693,258						42,819,018	4(m)

Net loss per share attributable to common stockholders:
Class A-1—Basic & Diluted	$(0.28)	$(1.37)						$—

Class A-2—Basic & Diluted	$—	$—						$(0.22)

Class A—Basic & Diluted	$(0.28)	$(1.37)						$(0.22)

Class B—Basic & Diluted	$—	$—						$—

The accompanying notes are an integral part of these unaudited condensed combined pro forma financial statements.

SELECT ENERGY SERVICES, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

(in thousands, except unit and per unit data)	Historical Select Energy Services, Inc. (a)	Historical Rockwater Energy Solutions, Inc. (b)	Pro Forma Rockwater Energy Solutions, Inc. Adjustments (c)		Pro Forma Rockwater Energy Solutions, Inc. (b) + (c) = (d)	Pro Forma Adjustments for Rockwater Merger and Merger-Related Transactions (e)		Pro Forma Select Energy Services, Inc. Adjusted for Rockwater Merger (a) + (d) + (e) = (f)	Other Pro Forma Adjustments (g)		Pro Forma Select Energy Services, Inc. (f) + (g)
Revenues
Water solutions and related services	$241,455	$192,247	$91,841	4(a)	$284,088	$(29,447)	4(c)	$496,096	$—		$496,096
Accommodations and rentals	27,151	—	—		—	—		27,151	—		27,151
Wellsite completion and construction services	33,793	—	—		—	—		33,793	—		33,793
Oilfield chemical product sales	—	108,831	—		108,831	—		108,831	—		108,831

Total revenues	302,399	301,078	91,841		392,919	(29,447)		665,871	—		665,871
Costs of revenue
Water solutions and related services	200,399	171,794	78,759	4(a)	250,553	(25,782)	4(c)	425,170	—		425,170
Accommodations and rentals	22,019	—	—		—	—		22,019	—		22,019
Wellsite completion and construction services	29,089	—	—		—	—		29,089	—		29,089
Oilfield chemical product sales	—	105,394	—		105,394	—		105,394	—		105,394
Depreciation and amortization	95,020	43,880	13,692	4(a)	57,572	(5,093)	4(d)	147,499	—		147,499

Total costs of revenue	346,527	321,068	92,451		413,519	(30,875)		729,171	—		729,171

Gross profit (loss)	(44,128)	(19,990)	(610)		(20,600)	1,428		(63,300)	—		(63,300)
Operating expenses
Selling, general and administrative	34,643	37,341	11,176	4(a)	48,517	(2,673)	4(c), 4(i)	80,487	—		80,487
Depreciation and amortization	2,087	8,106	9,963	4(a)	18,069	(3,531)	4(c), 4(f)	16,625	—		16,625
Impairment of goodwill and other intangible assets	138,666	—	—		—	—		138,666	—		138,666
Impairment of property and equipment	60,026	1,008	—		1,008	—		61,034	—		61,034
Lease abandonment costs	19,423	—	—		—	—		19,423	—		19,423
Restructuring charges	—	8,169	—		8,169	—		8,169	—		8,169
Loss (gain) on disposal of property and equipment	—	(1,882)	136	4(a)	(1,746)	—		(1,746)	—		(1,746)

Total operating expenses	254,845	52,742	21,275		74,017	(6,204)		322,658	—		322,658

(Loss) income from operations	(298,973)	(72,732)	(21,885)		(94,617)	7,632		(385,958)	—		(385,958)
Other income (expense)
Interest expense, net	(16,128)	(7,977)	3,683	4(a), 4(b)	(4,294)	2,742	4(c), 4(g)	(17,680)	16,128	4(j)	(1,552)
Foreign currency gains (losses)	—	301	—		301	—		301	—		301
Other income, net	629	623	—		623	—		1,252	—		1,252

(Loss) income before tax expense	(314,472)	(79,785)	(18,202)		(97,987)	10,374		(402,085)	16,128		(385,957)
Tax benefit (expense)	524	(93)	(729)	4(a)	(822)	32	4(c), 4(h)	(266)	—	4(h)	(266)

Net (loss) income	(313,948)	(79,878)	(18,931)		(98,809)	10,406		(402,351)	16,128		(386,223)
Less: Net loss attributable to Predecessor	306,481	—	—		—	—		306,481	(306,481)	4(l)	—
Less: Net loss attributable to noncontrolling interests	6,424	—	—		—	—		6,424	152,649	4(k)	159,073

Net loss attributable to the business	$(1,043)	$(79,878)	$(18,931)		$(98,809)	$10,406		$(89,446)	$(137,704)		$(227,150)

SELECT ENERGY SERVICES, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2016

(in thousands, except unit and per unit data)	Historical Select Energy Services, Inc. (a)	Historical Rockwater Energy Solutions, Inc. (b)	Pro Forma Rockwater Energy Solutions, Inc. Adjustments (c)	Pro Forma Rockwater Energy Solutions, Inc. (b) + (c) = (d)	Pro Forma Adjustments for Rockwater Merger and Merger-Related Transactions (e)	Pro Forma Select Energy Services, Inc. Adjusted for Rockwater Merger (a) + (d) + (e) = (f)	Other Pro Forma Adjustments (g)	Pro Forma Select Energy Services, Inc. (f) + (g)
Allocation of net loss attributable to:
Class A-1 stockholders	$(844)	$—						$—
Class A-2 stockholders	—	—						(24,316)
Class A stockholders	(199)	(79,878)						(202,834)
Class B stockholders	—	—						—

	$(1,043)	$(79,878)						$(227,150)

Weighted average shares outstanding:
Class A-1—Basic & Diluted	16,100,000	—						—	4(m)

Class A-2—Basic & Diluted	—	—						6,731,845	4(m)

Class A—Basic & Diluted	3,802,972	28,911,914						56,154,087	4(m)

Class B—Basic & Diluted	38,462,541	—						42,819,018	4(m)

Net loss per share attributable to common stockholders:
Class A-1—Basic & Diluted	$(0.05)	$—						$—

Class A-2—Basic & Diluted	$—	$—						$(3.61)

Class A—Basic & Diluted	$(0.05)	$(2.76)						$(3.61)

Class B—Basic & Diluted	$—	$—						$—

The accompanying notes are an integral part of these unaudited condensed combined pro forma financial statements.

SELECT ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF THE MERGERS AND MERGER-RELATED TRANSACTIONS

        On November 1, 2017, Select completed its previously announced merger with Rockwater, pursuant to the closing of the transactions ("the closing") contemplated by the Agreement and Plan of Merger (the "merger agreement"), dated July 18, 2017. Select and certain of its subsidiaries, including SES Holdings, entered into the merger agreement with Rockwater and Rockwater LLC, pursuant to which Select will merge with Rockwater in a stock-for-stock transaction. The merger agreement provides that (i) Raptor Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Select, was merged with and into Rockwater, with Rockwater continuing as the surviving entity as a wholly owned subsidiary of Select (the "corporate merger"), and (ii) Raptor Merger Sub, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of SES Holdings, was merged with and into Rockwater LLC, with Rockwater LLC continuing as the surviving entity as an indirect wholly owned subsidiary of SES Holdings (the "LLC merger" and together with the corporate merger, the "mergers").

        Under the terms of the merger agreement and upon closing, subject to certain exceptions, (i) each share of Rockwater's Class A common stock then outstanding was converted into the right to receive a number of shares of Select's Class A common stock equal to the exchange ratio, (ii) each share of Rockwater's Class A-1 common stock then outstanding was converted into the right to receive a number of shares of Select's Class A-2 common stock equal to the exchange ratio, and (iii) each share of Rockwater's Class B Common Stock then outstanding was converted into the right to receive a number of shares of Select's Class B common stock equal to the exchange ratio. Under the terms of the merger agreement and upon closing of the LLC merger, subject to certain exceptions, each unit of Rockwater LLC then outstanding (including Rockwater LLC units held by Rockwater) was converted into the right to receive a number of units in SES Holdings equal to the exchange ratio. Upon the effectiveness of this registration statement, Select's newly issued Class A-2 common shares will automatically convert to Class A common stock.

        Upon closing, Select shareholders owned approximately 64.9% of the combined company and former Rockwater shareholders owned approximately 35.1% of the combined company with a total of 106.3 million Select common shares outstanding.

        On November 1, 2017, in connection with the closing, SES Holdings and Select Energy Services, LLC, a wholly owned subsidiary of SES Holdings (the "Borrower"), entered into a $300.0 million senior secured revolving credit facility (the "Credit Agreement"), by and among SES Holdings, as parent, the Borrower, certain of SES Holdings' subsidiaries, as guarantors, each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the "Administrative Agent"). The Credit Agreement also has a sublimit of $40.0 million for letters of credit and a sublimit of $30.0 million for swingline loans. Subject to obtaining commitments from existing or new lenders, Select has the option to increase the maximum amount under the senior secured credit facility by $150.0 million during the first three years following the closing.

        Upon closing, each outstanding option to purchase shares of Rockwater Class A common stock was converted into an option to acquire, on the same terms and conditions as were applicable to such Rockwater stock option immediately prior to the effective time of the corporate merger, the number of shares of Select Class A common stock determined by multiplying the number of shares of Rockwater Class A common stock subject to such Rockwater stock option as of immediately prior to the effective time of the corporate merger by the exchange ratio, at an exercise price per share of Select Class A

SELECT ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF THE MERGERS AND MERGER-RELATED TRANSACTIONS (Continued)

common stock equal to the exercise price per share of Rockwater Class A common stock under such Rockwater stock option divided by the exchange ratio.

        Additionally, upon closing, each outstanding restricted stock award of Rockwater Class A common stock that is outstanding immediately prior to the effective time of the corporate merger ceased to represent Rockwater Class A common stock and was converted into a new award of restricted shares, subject to the same terms and conditions as were applicable to such Rockwater restricted stock award prior to the effective time of the corporate merger, equal to the number of shares of Select Class A common stock determined by multiplying the number of shares of Rockwater Class A common stock subject to such Rockwater restricted stock award as of immediately prior to the effective time of the corporate merger by the exchange ratio. Subject to certain NYSE restrictions, the shares available under the Rockwater equity plan as of the effective time of the corporate merger (as appropriately adjusted to reflect the exchange ratio) may be used for post-transaction grants under the Select Energy Services, Inc. 2016 Equity Incentive Plan.

NOTE 2—BASIS OF PRESENTATION

        The accompanying unaudited pro forma condensed combined financial statements have been prepared using and should be read in conjunction with the respective unaudited consolidated financial statements of both Select and Rockwater as of and for the nine months ended September 30, 2017, and the audited historical financial statements of Select and Rockwater as of and for the year ended December 31, 2016. The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings due to operating efficiencies or revenue synergies that may result from the mergers.

        The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2017 combines the consolidated statement of operations of Select and the consolidated statement of operations of Rockwater, as adjusted on a pro forma basis for the Rockwater 144A Offering and the Crescent Acquisition, for the nine months ended September 30, 2017, to reflect the mergers as if they had occurred on January 1, 2016. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2017 is further adjusted to give effect to the following equity transactions as if they had occurred on January 1, 2016: Select's issuance of the Predecessor's units; Select's reorganization and the Select 144A Offering; the IPO; and the conversion of Select's shares of Class A-1 common stock to shares of Class A common stock as a result of the effectiveness of a shelf registration statement registering such shares for resale.

        The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 combines the consolidated statement of operations of Select and the consolidated statement of operations of Rockwater, as adjusted on a pro forma basis for the Rockwater 144A Offering and the Crescent Acquisition, for the year ended December 31, 2016, to reflect the mergers as if they had occurred on January 1, 2016. The unaudited pro forma condensed combined statement of operations is further adjusted to give effect to the following equity transactions as if they had occurred on January 1, 2016: Select's issuance of the Predecessor's units; Select's reorganization and the Select 144A Offering; the IPO; and the conversion of Select's shares of Class A-1 common stock to

SELECT ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—BASIS OF PRESENTATION (Continued)

shares of Class A common stock as a result of the effectiveness of a shelf registration statement registering such shares for resale.

        The unaudited pro forma condensed combined balance sheet combines the consolidated balance sheet of Select and the consolidated balance sheet of Rockwater as of September 30, 2017 to reflect the mergers and merger-related transactions as if they had occurred on September 30, 2017.

        The accompanying unaudited pro forma condensed combined financial statements of the combined company have been prepared in accordance with GAAP. The mergers were accounted for as a business combination, with Select treated as the "acquirer" and Rockwater treated as the "acquired" company for financial reporting purposes.

        The unaudited consolidated condensed financial statements of Rockwater have been adjusted to reflect certain reclassifications in order to conform to Select's financial statement presentation.

NOTE 3—UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET ADJUSTMENT

        The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price to identifiable assets to be acquired and liabilities to be assumed, with the excess recorded as goodwill. The preliminary allocation of the consideration transferred is based on management's estimates, judgments and assumptions. When determining the fair values of assets acquired, liabilities assumed and noncontrolling interests of the acquiree, management made significant estimates, judgments and assumptions. These estimates, judgments and assumptions are subject to change upon final valuation and should be treated as preliminary values. The purchase price allocation in these unaudited pro forma condensed combined financial statements is based upon an estimated purchase price of approximately $620.2 million and results in goodwill of approximately $248.3 million. Goodwill recognized is primarily attributable to synergies driven by expanding into new geographies and service offerings, strengthening existing service lines, acquiring an established, trained workforce, and expected cost reductions.

SELECT ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3—UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET ADJUSTMENT (Continued)

        The purchase price was computed using the per share value of Select Class A common stock as of the closing. The following table summarizes the components of the estimated merger consideration reflected in the unaudited pro forma condensed combined financial information:

Preliminary Purchase Consideration
(in thousands, except share and per share data)
Corporate Merger Consideration
Rockwater shares subject to exchange
Class A-1 common stock	8,797,500
Class A common stock(1)	33,866,076
Class B common stock	5,693,258

Total Rockwater shares subject to exchange as of September 30, 2017	48,356,834
Exchange ratio	0.7652
Select shares issued:
Class A-2 common stock	6,731,845
Class A common stock(1)	25,914,260
Class B common stock	4,356,477

Total Select shares issued for consideration for the Corporate Merger	37,002,582
LLC Merger Consideration
Rockwater units subject to exchange as of September 30, 2017	5,693,258
Exchange ratio	0.7652

Total SES Holdings units issued for consideration for the LLC Merger	4,356,481
Value per share of Select's Class A common stock as of November 1, 2017(2)	$16.36
Total consideration for the Corporate Merger and LLC Merger
Class A-2 common stock	$110,133
Class A common stock	423,957
Class B common stock and SES Holdings common units	71,272
Fair value of previously held interest in Rockwater	2,310
Fair value of Rockwater share-based awards attributed to pre-acquisition service(3)	12,529

Total purchase consideration	$620,201

(1)
Shares of Rockwater Class A common stock subject to exchange exclude 433,708 shares of Rockwater restricted stock that were converted into 331,871 shares of Select restricted stock as the consideration transferred related to these shares is included as fair value of Rockwater share-based awards attributed to pre-acquisition service.

(2)
The value per share of Select's Class A common stock has been used to approximate the value of shares of Class A-2 common stock and the value of the joint issuance of Class B common stock of Select and units of SES Holdings. Select's management notes that shares of Class A-2 common stock will automatically convert into shares of Class A common stock upon the effectiveness of this

SELECT ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3—UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET ADJUSTMENT (Continued)

  registration statement registering such shares for resale. Additionally, each share of Class B common stock of Select and a corresponding unit of SES Holdings are exchangeable for a share of Class A common stock of Select. Due to the conversion and exchange features of these instruments, the value per share of Select's Class A common stock was determined by Select's management to be an appropriate proxy for the value of these instruments.

(3)
The consideration transferred related to Select's obligation to exchange Rockwater's outstanding share-based awards was determined based on the portion of the fair value of the acquiree's awards attributable to pre-acquisition service.

        The total purchase consideration of $620.2 million was allocated to the pro forma assets acquired and liabilities assumed based on a preliminary estimate of their fair values as if the mergers had taken place on September 30, 2017.

        The unaudited pro forma condensed combined balance sheet reflects the following adjustments:

        3(a) Simultaneously upon closing, Select Energy Services, LLC entered into a debt commitment letter with Wells Fargo Bank, N.A. for a new senior secured credit facility to replace its current revolving credit facility. Select used cash on hand and borrowings under this new credit facility to pay off the then outstanding Rockwater debt and terminate the Rockwater credit facility. The following table summarizes the impact of these adjustments on the unaudited condensed combined pro forma balance sheet:

(in thousands)
Historical Select and Rockwater cash	$44,757
Plus:
Borrowings under new Select senior secured credit facility	75,000
Less:
Paydown of Rockwater senior secured credit facility	(78,200)
Payment of estimated debt issuance costs	(3,442)
Transaction costs incurred subsequent to 9/30/2017	(2,751)

Pro forma Select cash	$35,364

Adjustments to expense historical Select and Rockwater debt issuance costs:
Prepaid expenses and other current assets	$(1,280)
Other assets	(3,743)
Adjustment to capitalize new debt issuance costs:
Other assets	3,442

        3(b) Reflects adjustments to expense the payment of $2.8 million of related transaction costs incurred subsequent to September 30, 2017.

SELECT ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3—UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET ADJUSTMENT (Continued)

        3(c) Adjustments were recorded to reflect the Rockwater assets acquired and liabilities assumed at fair value based on the preliminary allocation of purchase consideration as shown below:

(in thousands)
Total estimated consideration transferred	$620,201

Working capital	$142,022
Property and equipment(1)	189,904
Intangible assets(2)
Customer relationships	87,031
Trademarks and patents	31,115
Non-compete agreements	3,808
Other intangible assets	97
Other long-term assets	920
Long-term debt	(78,200)
Long-term capital lease obligations	(1,638)
Other long-term liabilities	(3,135)

Net assets acquired	371,924

Goodwill	$248,277

(1)
The estimated useful lives for property and equipment range from 3 to 6 years.

(2)
The estimated amortization periods for intangible assets are as follows: customer relationships—12 years, trademarks—indefinite-lived, patents—7 years, non-compete agreements—2 years, and other intangible assets—5 years.

        3(d) As of September 30, 2017, Select owned 184,485 shares of Rockwater Class A common stock. In connection with the mergers, Select remeasured its previously held interest in Rockwater to fair value and the resulting gain of $1.2 million was included as a pro forma adjustment within retained earnings (accumulated deficit) of the unaudited pro forma condensed combined balance sheet.

(in thousands, except share and per share data)
Shares of Rockwater Class A common stock previously held by Select	184,485
Exchange ratio	0.7652

Exchange-adjusted shares previously held	141,168
Value per share of Select's Class A common stock as of November 1, 2017(1)	$16.36
Fair value of previously held interest in Rockwater	2,310
Less: book value of previously held interest in Rockwater	1,100

Gain on remeasurement of previously held interest	$1,210

(1)
Refer to note in Purchase Consideration table above.

SELECT ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3—UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET ADJUSTMENT (Continued)

        3(e) Reflects reclassification adjustments to separately present Select's deferred tax liabilities of $0.5 million.

        3(f) Reflects adjustments to deferred taxes to be recorded by Select as a result of the mergers. However, the tax benefits of anticipated deferred tax assets are only recorded as an asset to the extent that management assesses the utilization of such assets to be more likely than not. When the future utilization of some portion of deferred tax assets is determined not to be more likely than not, a valuation allowance is provided to reduce the recorded tax benefits from such assets. Select's management's assessment of additional pro forma deferred tax assets has resulted in the recording of a valuation allowance to fully offset deferred tax assets related to pro forma adjustments for the mergers. The changes resulting from the Tax Cuts and Jobs Act that was enacted on December 22, 2017 are not included in these pro forma adjustments as of September 30, 2017.

        3(g) Reflects adjustments to eliminate Rockwater's historical equity in exchange for the issuance of 6,731,845 shares of Select Class A-2 common stock; 26,246,115 shares of Select Class A common stock; and 4,356,477 shares of Select Class B common stock.

NOTE 4—UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS

        The unaudited pro forma condensed combined statements of operations reflect the following adjustments:

Pro forma Rockwater adjustments

        4(a) The following table presents the adjustments to Rockwater's consolidated statements of operations to give pro forma effect to the Crescent Acquisition as if the acquisition had occurred on January 1, 2016, including an adjustment to eliminate the nonrecurring historical deferred income tax benefit of $14.4 million recognized upon assuming a deferred income tax liability and resulting in a reduction of the valuation allowance on Rockwater's deferred income tax assets which was recognized as a deferred income tax benefit during the nine months ended September 30, 2017:

	For the nine months ended September 30, 2017	For the year ended December 31, 2016
	(in thousands)
Water solutions and related services revenue	$32,608	$91,841
Water solutions and related services costs of revenue	27,024	78,759
Depreciation and amortization—cost of revenue	1,405	13,692
Selling, general, and administrative	2,301	11,176
Depreciation and amortization—operating expense	2,447	9,963
Loss (gain) on disposal of property and equipment	(85)	136
Interest expense, net	(530)	(2,006)
Tax expense	(14,407)	(729)

Total pro forma impact on net income (loss)	$(15,421)	$(24,620)

SELECT ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4—UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS (Continued)

        4(b) The following table presents the adjustments to Rockwater's consolidated statements of operations to give pro forma effect to the Rockwater 144A Offering, including the use of proceeds to repay then-outstanding debt as well as the elimination of nonrecurring transaction costs:

	For the nine months ended September 30, 2017	For the year ended December 31, 2016
	(in thousands)
Selling, general, and administrative	$(1,944)	$—
Interest expense, net	865	5,689

Total pro forma impact on net income (loss)	$2,809	$5,689

Pro forma adjustments for mergers and merger-related transactions

        4(c) The following table presents the adjustments to the unaudited pro forma condensed combined statements of operations to give effect to the required sale:

	For the nine months ended September 30, 2017	For the year ended December 31, 2016
	(in thousands)
Water solutions and related services revenue	$(36,696)	$(29,447)
Water solutions and related services costs of revenue	(32,733)	(25,782)
Selling, general, and administrative	(2,752)	(2,581)
Depreciation and amortization—operating expense	(1,111)	(2,120)
Interest expense, net	(1)	1
Tax expense	35	32
Loss on sale of Crescent Consulting	(64,205)	—

Total pro forma impact on net income (loss)	$64,139	$1,069

        4(d) Reflects adjustments to increase depletion, depreciation and amortization ("DD&A") directly attributable to costs of revenues of $3.6 million for the nine months ended September 30, 2017 and to reduce DD&A directly attributable to cost of revenues of $5.1 million for year ended December 31, 2016, after calculation of the estimated pro forma DD&A expense as a result of the fair value adjustments to Rockwater's property, plant, and equipment and intangible assets.

        4(e) Reflects adjustments to eliminate transaction expenses of $7.0 million recorded during the nine months ended September 30, 2017.

        4(f) Reflects adjustments to increase DD&A related to operating expenses of $0.9 million for the nine months ended September 30, 2017 and to reduce DD&A related to operating expenses of $1.4 million for the year ended December 31, 2016, after calculation of the estimated pro forma

SELECT ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4—UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS (Continued)

DD&A expense as a result of the fair value adjustments to Rockwater's property, plant, and equipment and intangible assets.

        4(g) Reflects adjustments to eliminate interest expense of $2.3 million and $2.7 million for the nine months ended September 30, 2017 and year ended December 31, 2016, respectively, related to the paydown and elimination of Rockwater's debt. Further, these adjustments reflect Select's entry into and assumed drawdown of a new senior secured credit facility on a pro forma basis. Pro forma interest expense assumes a $267.8 million borrowing base under the new senior secured credit facility and the amortization of new debt issuance costs of $3.4 million. Pro forma interest expense assumes interest rates of 2.46% and 1.91% per annum for the nine months ended September 30, 2017 and year ended December 31, 2016, respectively. As a result of a 0.125% increase or decrease in interest rates, the impact on pro forma interest expense would be less than $0.1 million for the nine months ended September 30, 2017 and year ended December 31, 2016.

        4(h) The pro forma adjustments within the unaudited pro forma condensed combined statements of operations related to the mergers and other pro forma adjustments related to Select's equity transactions do not impact pro forma tax benefit (expense) as these changes to the net operating loss result in adjustments to the deferred tax asset which are offset in full by changes to the associated valuation allowance as management reduces deferred tax assets to amounts considered more likely than not to be realized. The historical blended statutory income tax rate of 37% in effect for the periods presented was assumed for these unaudited pro forma condensed combined statements of operations. The changes resulting from the Tax Cuts and Jobs Act that was enacted on December 22, 2017 are not included in these pro forma adjustments.

        4(i) Reflects adjustments to selling, general and administrative expenses of less than $0.1 million and $0.1 million for the nine months ended September 30, 2017 and year ended December 31, 2016, respectively, related to the amortization of unfavorable leases.

Other pro forma adjustments

        4(j) Reflects adjustments to eliminate historical Select interest expense of $1.9 million and $16.1 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, related to the paydown of historical outstanding debt as a result of giving pro forma effect to the above noted Select equity transactions during the periods presented.

        4(k) Represents adjustments to noncontrolling interest of $(10.4) million and $152.6 million for the nine months ended September 30, 2017 and year ended December 31, 2016, respectively, as a result of adjustments to pro forma net (loss) income and adjustments related to the mergers and merger-related transactions as well as other equity-related pro forma adjustments.

        4(l) Represents adjustments to eliminate the net loss attributable to the Predecessor to give pro forma effect to the Select 144A Offering.

SELECT ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4—UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS (Continued)

Adjustments to weighted average shares outstanding

        4(m) Reflects adjustments to weighted average shares outstanding, including:

          1.     Adjustment to outstanding shares of Select Class A-1 common stock for the conversion of Select's Class A-1 common stock to shares of Class A common stock as a result of the effectiveness of a shelf registration statement registering such shares for resale on a pro forma basis.

          2.     Adjustment to outstanding shares of Select Class A-2 common stock to reflect the issuance of shares of Class A-2 common stock to the existing shareholders of Rockwater Class A-1 common stock as a result of the mergers on a pro forma basis.

          3.     Adjustment to outstanding shares of Select Class A common stock for the nine months ended September 30, 2017 for issuances of shares of Class A common stock, including: the issuance of the Predecessor's equity units, the IPO, and to the existing shareholders of Rockwater Class A common stock as a result of the mergers on a pro forma basis.

          4.     Adjustment to outstanding shares of Select Class A common stock for the year ended December 31, 2016 for issuances of shares of Class A common stock, including: the issuance of the Predecessor's equity units, Select's reorganization and the Select 144A Offering, the IPO, and to the existing shareholders of Rockwater Class A common stock as a result of the mergers on a pro forma basis.

          5.     Adjustment to outstanding shares of Select Class B common stock for the issuance of shares of Class B common stock to the existing shareholders of Rockwater Class B common stock as a result of the mergers on a pro forma basis.

NOTE 5—ITEMS NOT INCLUDED

        The following impacts, which could be material, related to the mergers are not included or provided for in the unaudited pro forma condensed combined statements of operations or in the unaudited pro forma condensed combined balance sheet:

  •
  Costs that may be incurred in connection with the integration of Select and Rockwater, including professional fees and consultants, would not be considered factually supportable.

  •
  Other appropriate adjustments to the purchase price allocation which will be refined and recorded as more information becomes available.

        The unaudited pro forma condensed combined statements of operations also do not reflect any revenue or cost synergies expected to be realized in connection with the mergers.

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 30, 2017	December 31, 2016
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$42,393	$40,041
Accounts receivable trade, net of allowance for doubtful accounts of $2,867 and $2,144, respectively	148,372	75,892
Accounts receivable, related parties	433	135
Inventories	852	1,001
Prepaid expenses and other current assets	13,495	7,586

Total current assets	205,545	124,655

Property and equipment	815,002	739,386
Accumulated depreciation	(535,456)	(490,519)

Property and equipment, net	279,546	248,867

Goodwill	25,091	12,242
Other intangible assets, net	35,351	11,586
Other assets	7,216	7,716

Total assets	$552,749	$405,066

Liabilities and Equity
Current liabilities
Accounts payable	$11,751	$10,796
Accounts payable and accrued expenses, related parties	1,246	648
Accrued salaries and benefits	8,595	2,511
Accrued insurance	11,008	10,338
Accrued expenses and other current liabilities	39,713	22,091

Total current liabilities	72,313	46,384

Accrued lease obligations	18,100	15,946
Other long term liabilities	8,008	8,028
Long-term debt, net of current maturities	—	—

Total liabilities	98,421	70,358

Commitments and contingencies (Note 8)
Class A-1 common stock, $0.01 par value; 40,000,000 shares authorized; no shares issued and outstanding as of September 30, 2017; 16,100,000 shares issued and outstanding as of December 31, 2016	—	161
Class A common stock, $0.01 par value; 250,000,000 shares authorized and 30,468,249 shares issued and outstanding as of September 30, 2017; 3,802,972 shares issued and outstanding as of December 31, 2016	305	38
Class B common stock, $0.01 par value; 150,000,000 shares authorized and 38,462,541 shares issued and outstanding as of September 30, 2017 and December 31, 2016	385	385
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued and outstanding as of September 30, 2017 and December 31, 2016	—	—
Additional paid-in capital	206,158	113,175
Accumulated deficit	(8,207)	(1,043)

Total stockholders' equity	198,641	112,716

Noncontrolling interests	255,687	221,992

Total equity	454,328	334,708

Total liabilities and equity	$552,749	$405,066

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except share data)

	Nine Months Ended September 30,
	2017	2016
Revenue
Water solutions	$311,275	$173,157
Accommodations and rentals	38,457	19,585
Wellsite completion and construction services	38,522	22,923

Total revenue	388,254	215,665
Costs of revenue
Water solutions	226,737	144,653
Accommodations and rentals	30,697	15,527
Wellsite completion and construction services	32,155	19,817
Depreciation and amortization	67,144	73,874

Total costs of revenue	356,733	253,871

Gross profit (loss)	31,521	(38,206)
Operating expenses
Selling, general and administrative	49,298	25,928
Depreciation and amortization	1,312	1,644
Impairment of goodwill and other intangible assets	—	138,666
Impairment of property and equipment	—	60,026
Lease abandonment costs	2,871	13,169

Total operating expenses	53,481	239,433

Income (loss) from operations	(21,960)	(277,639)
Other income (expense)
Interest expense, net	(1,885)	(11,792)
Other income, net	3,342	588

Income (loss) before tax expense	(20,503)	(288,843)
Tax benefit (expense)	326	(392)

Net income (loss)	(20,177)	(289,235)
Less: Net loss attributable to Predecessor	—	285,359
Less: Net (income) loss attributable to noncontrolling interests	13,013	3,876

Net income (loss) attributable to Select Energy Services, Inc.	$(7,164)	$—

Allocation of net income (loss) attributable to:
Class A-1 stockholders	$(2,679)
Class A stockholders	(4,485)
Class B stockholders

	$(7,164)

Weighted average shares outstanding:
Class A-1—Basic	9,671,795

Class A—Basic	16,189,997

Class B—Basic	38,462,541

Net income (loss) per share attributable to common stockholders:
Class A-1—Basic	$(0.28)

Class A—Basic	$(0.28)

Class B—Basic	$—

Weighted average shares outstanding:
Class A-1—Diluted	9,671,795

Class A—Diluted	16,189,997

Class B—Diluted	38,462,541

Net income (loss) per share attributable to common stockholders:
Class A-1—Diluted	$(0.28)

Class A—Diluted	$(0.28)

Class B—Diluted	$—

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited)

(in thousands)

	Nine Months Ended September 30,
	2017	2016
Net income (loss)	$(20,177)	$(289,235)
Other comprehensive income (loss)
Interest rate derivatives designated as cash flow hedges
Unrealized holding loss arising during period	—	(106)
Net amount reclassified to earnings	—	113

Net change in unrealized gain	—	7

Comprehensive income (loss)	(20,177)	(289,228)
Less: Comprehensive loss attributable to Predecessor	—	285,352
Less: Comprehensive (income) loss attributable to noncontrolling interests	13,013	3,876

Comprehensive income (loss) attributable to Select Energy Services, Inc.	$(7,164)	$—

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands, except share data)

	Class A-1 Stockholders		Class A Stockholders		Class B Stockholders		Preferred Stockholders
	Shares	Class A-1 Common Stock	Shares	Class A Common Stock	Shares	Class B Common Stock	Shares	Preferred Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders Equity	Noncontrolling Interests	Total
Balance as of December 31, 2016	16,100,000	$161	3,802,972	$38	38,462,541	$385	—	$—	$113,175	$(1,043)	$112,716	$221,992	$334,708
Conversion of Class A-1 to Class A	(16,100,000)	(161)	16,100,000	161	—	—	—	—	—	—	—	—	—
Issuance of shares for acquisitions	—	—	560,277	6	—	—	—	—	4,360	—	4,366	5,514	9,880
Issuance of shares for initial public offering	—	—	10,005,000	100	—	—	—	—	87,835	—	87,935	40,569	128,504
Equity-based compensation	—	—	—	—	—	—	—	—	788	—	788	993	1,781
Noncontrolling interest in subsidiary	—	—	—	—	—	—	—	—	—	—	—	(368)	(368)
Net loss	—	—	—	—	—	—	—	—	—	(7,164)	(7,164)	(13,013)	(20,177)

Balance as of September 30, 2017	—	$—	30,468,249	$305	38,462,541	$385	—	$—	$206,158	$(8,207)	$198,641	$255,687	$454,328

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Nine Months Ended September 30,
	2017	2016
Cash flows from operating activities
Net loss	$(20,177)	$(289,235)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	68,456	75,518
Gain on disposal of property and equipment	(3,127)	(30)
Bad debt expense	1,098	1,679
Amortization of debt issuance costs	928	2,244
Equity-based compensation	1,781	317
Impairment of goodwill and other intangible assets	—	138,666
Impairment of property and equipment	—	60,026
Other operating items	(560)	(806)
Changes in operating assets and liabilities
Accounts receivable	(65,815)	15,339
Prepaid expenses and other assets	(6,493)	679
Accounts payable and accrued liabilities	19,660	3,681

Net cash (used in) provided by operating activities	(4,249)	8,078

Cash flows from investing activities
Acquisitions, net of cash received	(62,199)	—
Purchase of property and equipment	(66,013)	(28,630)
Proceeds received from sale of property and equipment	6,677	8,258

Net cash used in investing activities	(121,535)	(20,372)

Cash flows from financing activities
Proceeds from revolving line of credit	34,000	18,500
Payments on long-term debt	(34,000)	(36,334)
Payment of debt issuance costs	—	(2,775)
Proceeds from initial public offering	140,070	—
Payments incurred for initial public offering	(11,566)	—
Purchase of noncontrolling interests	—	(318)
Proceeds from (distributions to) noncontrolling interests	(368)	138
Member contributions	—	23,519

Net cash provided by financing activities	128,136	2,730

Net increase (decrease) in cash and cash equivalents	2,352	(9,564)
Cash and cash equivalents, beginning of period	40,041	16,305

Cash and cash equivalents, end of period	$42,393	$6,741

Supplemental cash flow disclosure:
Cash paid for interest	$1,139	$9,592

Cash paid for taxes	$37	$619

Supplemental disclosure of noncash investing activities:
Capital expenditures included in accounts payable and accrued liabilities	$7,733	$2,479

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1—BUSINESS AND BASIS OF PRESENTATION

        Description of the business:    Select Energy Services, Inc. ("Select Energy Services" or "the Company") was incorporated as a Delaware corporation on November 21, 2016. The Company is a holding company whose sole material asset consists of a membership interest in SES Holdings, LLC ("SES Holdings" or the "Predecessor"). Unless otherwise stated or the context otherwise indicates, all references to the "Company" or similar expressions for time periods prior to the reorganization and 144A Offering transactions refer to SES Holdings and its subsidiaries. For time periods subsequent to the reorganization and 144A Offering transactions, these terms refer to Select Energy Services and its subsidiaries.

        SES Holdings was formed in July 2008 and, in October 2008, members of Select Energy Services, LLC ("Select LLC"), formerly known as Peak Oilfield Services, LLC ("Peak"), a Delaware limited liability company formed in December 2006, transferred all interests in Select LLC to SES Holdings in exchange for membership interests in SES Holdings and Select LLC became a wholly owned subsidiary of SES Holdings.

        Select Energy Services is an oilfield services company that provides total water solutions to the U.S. conventional oil and natural gas industry. The Company offers water-related services that support oil and gas well completion and production activities including sourcing, transfer, containment, monitoring, treatment, flowback, hauling and disposal in the U.S. shale basins. These services establish and maintain the flow of oil and natural gas throughout the productive life of a horizontal well.

        The Company also operates a wellsite services group to complement its total water solutions offering. These services include equipment rental, accommodations, crane and logistics services, wellsite and pipeline construction, and field services. The Company conducts its wellsite services activities on a third-party contractual basis unrelated to its water-related services.

        Reorganization:    On December 20, 2016, Select Energy Services completed a private placement (the "144A Offering") of 16,100,000 shares of Class A-1 common stock, par value $0.01 per share ("Select Class A-1 Common Stock") at an offering price of $20.00 per share. In conjunction with the 144A Offering, SES Holdings' then existing Class A and Class B units were converted into a single class of common units (the "SES Holdings LLC Units") and SES Holdings effected a 10.3583 for 1 unit split. In exchange for the contribution of all net proceeds from the 144A Offering to SES Holdings, SES Holdings issued 16,100,000 SES Holdings LLC Units to Select Energy Services, and Select Energy Services became the sole managing member of SES Holdings. Select Energy Services issued 38,462,541 shares of Class B common stock, par value $0.01 per share ("Select Class B Common Stock") to the other member of SES Holdings, SES Legacy Holdings, LLC ("Legacy Owner Holdco"), or one share for each SES Holdings LLC Unit held by Legacy Owner Holdco. The Company also acquired 3,802,972 SES Holdings LLC Units from certain legacy owners (the "Contributing Legacy Owners") in exchange for the issuance of 3,802,972 shares of Class A common stock, par value $0.01 per share ("Select Class A Common Stock"). Shareholders of Select Class A-1 Common Stock, Select Class A Common Stock, and Select Class B Common Stock vote together as a single class on all matters, subject to certain exceptions in the Company's amended and restated certificate of incorporation. Holders of Select Class B Common Stock have voting rights only and are not entitled to an economic interest in Select Energy Services based on their ownership of Select Class B Common Stock. The reorganization transactions were treated as a combination of entities under common control

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 1—BUSINESS AND BASIS OF PRESENTATION (Continued)

with assets and liabilities transferred at their carrying amounts in a manner similar to a pooling of interests.

        Initial Public Offering:    On April 26, 2017, the Company completed its initial public offering ("IPO") of 8,700,000 shares of Select Class A Common Stock at a price of $14.00 per share. On May 10, 2017, the underwriters of the IPO exercised their over-allotment option to purchase an additional 1,305,000 shares of Select Class A Common Stock at the IPO price of $14.00 per share. After deducting underwriting discounts and commissions and estimated offering expenses payable by it, the Company received approximately $128.5 million of the aggregate net proceeds from the IPO (including the over-allotment option). The Company contributed all of the net proceeds received by it to SES Holdings in exchange for SES Holdings LLC Units. SES Holdings used the net proceeds in the following manner: (i) $34.0 million was used to repay borrowings incurred under the Company's Credit Facility to fund the cash portion of the purchase price of the GRR Acquisition, as defined below, (ii) $7.8 million was used for the cash settlement of outstanding phantom unit awards and (iii) the remaining net proceeds are intended to be used for general corporate purposes, including funding our 2017 budgeted capital expenditures.

        Credit Facility:    Concurrent with the closing of the 144A Offering, the Company repaid all of its outstanding indebtedness and amended its Credit Facility to reduce the total commitment of its revolving line of credit to $100.0 million. See Note 7—Debt for further discussion.

        Exchange rights:    Under the Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings (the "SES Holdings LLC Agreement"), Legacy Owner Holdco has the right (an "Exchange Right") to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units for, at SES Holdings' election, (i) shares of Select Class A Common Stock at an exchange ratio of one share of Select Class A Common Stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value (as defined within the SES Holdings LLC Agreement) of such Select Class A Common Stock. Alternatively, upon the exercise of any Exchange Right, the Company has the right (the "Call Right") to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Select Class A Common Stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Select Class A Common Stock. In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or Call Right, the corresponding number of shares of Select Class B Common Stock will be cancelled.

        Registration rights:    In December 2016, in connection with the closing of the 144A Offering, Select Energy Services entered into a registration rights agreement with FBR Capital Markets & Co. for the benefit of the investors in the 144A Offering. Under this registration rights agreement, the Company agreed, at its expense, to file with the SEC, in no event later than April 30, 2017, a shelf registration statement registering for resale the 16,100,000 shares of Select Class A Common Stock issuable upon conversion of the Select Class A-1 Common Stock sold in the 144A Offering plus any additional shares of Class A-1 common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, and to use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable but in any event within 60 days

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 1—BUSINESS AND BASIS OF PRESENTATION (Continued)

after the closing of the IPO. The Company filed this registration statement with the SEC on April 28, and this registration statement was declared effective by the SEC on June 13, 2017. Accordingly, each share of Select Class A-1 Common Stock outstanding automatically converted into a share of Select Class A Common Stock on a one-for-one basis at that time. In addition, Legacy Owner Holdco has the right, under certain circumstances, to cause the Company to register the shares of Select Class A Common Stock obtained pursuant to the Exchange Right.

        Tax receivable agreements:    Concurrent with the closing of the 144A Offering, the Company entered into two tax receivable agreements with Legacy Owner Holdco and certain legacy owners of SES Holdings. On July 18, 2017, the Company's board of directors approved amendments to each of the Tax Receivable Agreements. See Note 12—Related Party Transactions for further discussion.

        Basis of presentation:    The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and pursuant to the rules and regulations of the SEC. These unaudited interim consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all disclosures required for financial statements prepared in conformity with GAAP. Accordingly, the accompanying unaudited interim consolidated financial statements and related notes should be read in conjunction with the Company's consolidated financial statements for the years ended December 31, 2016 and 2015 included in the Final Prospectus. The consolidated financial statements include the accounts of Select Energy Services and all of its majority-owned or controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

        In the opinion of management, all adjustments which are of a normal recurring nature and considered necessary for a fair presentation of our interim financial statements have been included in these unaudited interim consolidated financial statements. Operating results for the nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2017.

        The Company's historical financial statements prior to the 144A Offering and reorganization transactions are prepared using SES Holdings' historical basis in the assets and liabilities, and include all revenues, costs, assets and liabilities attributed to SES Holdings.

        For investments in subsidiaries that are not wholly owned, but where the Company exercises control, the equity held by the minority owners and their portion of net income or loss are reflected as noncontrolling interests. Investments in entities in which Select Energy Services exercises significant influence over operating and financial policies are accounted for using the equity method, and investments in entities for which the Company does not have significant control or influence are accounted for using the cost method.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

        Significant accounting policies:    Our significant accounting policies are disclosed in Note 2 of the consolidated financial statements for the years ended December 31, 2016 and 2015 included in the

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

Final Prospectus. There have been no changes in such policies or the application of such policies during the quarter ended September 30, 2017.

        Use of estimates:    The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        On an ongoing basis, the Company evaluates its estimates, including those related to recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, uncollectible accounts receivable, income taxes, self-insurance liabilities, share-based compensation and contingent liabilities. The Company bases its estimates on historical and other pertinent information that are believed to be reasonable under the circumstances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes.

        Emerging Growth Company status:    Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), we are an "emerging growth company," or an "EGC," which allows us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply immediately with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

        Recent accounting pronouncements:    In May 2014, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), outlining a comprehensive new revenue recognition standard that will supersede ASC 605, Revenue Recognition. The new accounting guidance creates a framework under which an entity will allocate the transaction price to separate performance obligations and recognize revenue when each performance obligation is satisfied. Under the new standard, entities will be required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation, and determining when an entity satisfies its performance obligations. The standard allows for either "full retrospective" adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up as of the earliest period presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up as of the current period. In August 2015, the FASB decided to defer the original effective date by one year. As long as the Company is an EGC and able to utilize the extended transition period for new accounting pronouncements, this guidance will be

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures and has not yet determined the method by which it will adopt the standard.

        In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which amends existing guidance on income taxes to require the classification of all deferred tax assets and liabilities as noncurrent on the balance sheet. As an EGC utilizing the extended transition period for new accounting pronouncements, this pronouncement is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018, and may be applied either prospectively or retrospectively. The Company prospectively adopted this guidance during the nine months ended September 30, 2017. Prior periods were not retrospectively adjusted. As the Company's deferred tax assets and liabilities are all noncurrent, the adoption did not result in a change to the consolidated financial statements and related disclosures.

        In February 2016, the FASB issued ASU 2016-02, Leases, which introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. As an EGC utilizing the extended transition period for new accounting pronouncements, this pronouncement is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, using a modified retrospective approach. Early adoption is permitted. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures.

        In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, that provides a new requirement to record all of the tax effects related to share-based payments at settlement (or expiration) through the income statement. As an EGC utilizing the extended transition period for new accounting pronouncements, this pronouncement is effective for annual reporting periods beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures.

        In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses the classification and presentation of eight specific cash flow issues that currently result in diverse practices. The amendments provide guidance in the presentation and classification of certain cash receipts and cash payments in the statement of cash flows including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, and distributions received from equity method investees. As an EGC utilizing the extended transition period for new accounting pronouncements, this pronouncement is effective for annual reporting periods beginning

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The amendments in this ASU should be applied using a retrospective approach. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures.

        In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business, with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. As an EGC utilizing the extended transition period for new accounting pronouncements, this pronouncement is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The amendments in this ASU should be applied prospectively. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures.

        In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. This pronouncement removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This pronouncement is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2019. The amendments in this ASU should be applied prospectively. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures.

        In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting. This pronouncement provides guidance about which changes to the terms and conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. This pronouncement is effective for annual reporting periods beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The pronouncement should be applied prospectively to an award modified on or after the adoption date. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures.

NOTE 3—ACQUISITIONS

Business combinations

        On September 15, 2017, the Company completed its acquisition (the "Resource Water Acquisition") of Resource Water Transfer Services, L.P. and certain other affiliated assets (collectively, "Resource Water"). Resource Water provides water transfer services to exploration and production ("E&P") operators in West Texas and East Texas. Resource Water's assets include 24 miles of layflat hose as well as numerous pumps and ancillary equipment required to support water transfer operations. Resource Water has longstanding customer relationships across its operating regions which are viewed as strategic to the Company's water solutions business.

        The total consideration for the Resource Water Acquisition was $9.1 million, with $6.7 million paid in cash and $2.4 million paid in shares of Select Class A Common Stock valued at $15.17 per share, subject to customary post-closing adjustments. The Company funded the cash portion of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 3—ACQUISITIONS (Continued)

consideration for the Resource Water Acquisition with $6.7 million of cash on hand. For the nine months ended September 30, 2017, the Company expensed less than $0.1 million of related transaction-related costs. The Resource Water Acquisition is being accounted for as a business combination under the acquisition method of accounting. The preliminary allocation of the consideration transferred is based on management's estimates, judgments and assumptions. When determining the fair values of assets acquired and liabilities assumed, management made significant estimates, judgments, and assumptions. These estimates, judgments and assumptions are subject to change upon final valuation and should be treated as preliminary values. Working capital estimates are based on provisional amounts. Management estimated that total consideration paid exceeded the fair value of the net assets acquired by $1.8 million, which excess was recognized as goodwill. The goodwill recognized was attributable to Resource Water's assembled workforce as well as synergies related to the Company's comprehensive water solutions strategy. The goodwill was included in the assets of the Company's Water Solutions segment. The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired and liabilities assumed at the date of acquisition:

Preliminary purchase price allocation	Amount
(in thousand)
Consideration transferred
Cash paid	$6,692
Class A common stock issued	2,380

Total consideration transferred	9,072

Less: identified assets
Working capital	1,396
Fixed assets	3,485
Customer relationship intangible assets	1,912
Other intangible assets	466

Total identified assets	7,259

Goodwill	$1,813

        On March 10, 2017, the Company completed its acquisition (the "GRR Acquisition") of Gregory Rockhouse Ranch, Inc. and certain other affiliated entities and assets (collectively, the "GRR Entities"). The GRR Entities provide water and water-related services to E&P companies in the Permian Basin and own and have rights to a vast array of fresh, brackish and effluent water sources with access to significant volumes of water annually and water transport infrastructure, including over 900 miles of temporary and permanent pipeline infrastructure and related storage facilities and pumps, all located in the northern Delaware Basin portion of the Permian Basin.

        The total consideration for the GRR Acquisition was $56.8 million, with $51.3 million paid in cash and $5.5 million paid in shares of Select Class A Common Stock valued at $20.00 per share, subject to customary post-closing adjustments. The Company funded the cash portion of the consideration for the GRR Acquisition with $17.3 million of cash on hand and $34.0 million of borrowings under the Company's Credit Facility. For the nine months ended September 30, 2017, the Company expensed $1.0 million of transaction-related costs. The GRR Acquisition is being accounted for as a business

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 3—ACQUISITIONS (Continued)

combination under the acquisition method of accounting. When determining the fair values of assets acquired and liabilities assumed, management made significant estimates, judgments and assumptions. Management estimated that consideration paid exceeded the fair value of the net assets acquired. Therefore, goodwill of $11.0 million was recorded. The goodwill recognized is primarily attributable to synergies related to the Company's comprehensive water solutions strategy that are expected to arise from the GRR Acquisition and is attributable to the Company's Water Solutions segment. The assets acquired and liabilities assumed and the results of operations of the acquired business are included in the Company's Water Solutions segment. The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired and liabilities assumed at the date of acquisition:

Preliminary purchase price allocation	Amount
(in thousand)
Consideration transferred
Cash paid	$51,303
Class A common stock issued	5,500

Total consideration transferred	56,803

Less: identified assets
Working capital	6,000
Fixed assets	13,225
Customer relationship intangible assets	21,392
Other intangible assets	5,150

Total identified assets	45,767

Goodwill	$11,036

        Resource Water Acquisition contributed revenue and net income of $0.2 million and less than $0.1 million, respectively, to the results of the Company from the date of acquisition through September 30, 2017. The GRR Acquisition contributed revenue and net income of $21.5 million and $1.9 million, respectively, to the consolidated results of the Company from the date of acquisition

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 3—ACQUISITIONS (Continued)

through September 30, 2017. The following unaudited consolidated pro forma information is presented as if the GRR Acquisition and Resource Water Acquisition had occurred on January 1, 2016:

	Pro Forma		Pro Forma
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(unaudited)		(unaudited)
	(in thousands)		(in thousands)
Revenue	$156,045	$82,824	$400,948	$237,644
Net income (loss)	$3,195	$(34,344)	$(17,951)	$(289,130)
Less: net (income) loss attributable to noncontrolling interests(1)	(1,706)	19,284	11,682	163,044

Net income (loss) attributable to Select Energy Services, Inc.(1)	$1,489	$(15,060)	$(6,269)	$(126,086)

(1)
The allocation of net loss attributable to noncontrolling interests and Select Energy Services gives effect to the equity structure as of September 30, 2017 as though the 144A Offering, the IPO, the Resource Water Acquisition, the GRR Acquisition and other equity transactions occurred as of January 1, 2016. However, the calculation of pro forma net loss does not give effect to any other pro forma adjustments for the 144A Offering or the subsequent IPO.

        The unaudited pro forma amounts above have been calculated after applying the Company's accounting policies and adjusting the GRR Acquisition and Resource Water Acquisition results to reflect the increase to depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied from January 1, 2016 and other related pro forma adjustments. The pro forma amounts do not include any potential synergies, cost savings or other expected benefits of the GRR Acquisition or Resource Water Acquisition, and are presented for illustrative purposes only and are not necessarily indicative of results that would have been achieved if the GRR Acquisition and Resource Water Acquisition had occurred as of January 1, 2016 or of future operating performance.

Asset acquisitions

        On June 21, 2017 the Company completed the acquisition of fixed assets from Tex-Star Water Services, LLC (the "TEX Acquisition") for $4.2 million in cash, funded entirely with cash on hand.

        On May 30, 2017 the Company completed the acquisition of automated manifold intellectual property and related assets from Data Automated Water Systems, LLC (the "DAWS Acquisition") for $4.0 million. This acquisition was paid with $2.0 million of cash and 128,370 shares of Select Class A Common Stock valued at approximately $2.0 million. The DAWS Acquisition resulted in fixed assets of $1.8 million, patents of $1.9 million and software of $0.3 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 4—EXIT AND DISPOSAL ACTIVITIES

        Due to a reduction in industry activity from 2014, the Company made the decision during the year ended December 31, 2016 to close 15 facilities and consolidate operations for the purpose of improving operating efficiencies. The Company recorded $2.9 million of charges related to exit and disposal activities and reclassified $0.2 million of deferred rent related to accrued lease obligations related to exited facilities during the nine months ended September 30, 2017. The Company had a remaining balance of $20.0 million, inclusive of a short-term balance of $1.9 million in accrued expenses and other current liabilities, as of September 30, 2017 related to accrued lease obligations and terminations at exited facilities within its Water Solutions segment. As of September 30, 2017, the Company has completed its exit from underperforming facilities but will continue to make non-cancelable lease payments for related facilities through the year ended 2027. The Company's abandonment of these facilities is not a part of a formalized exit plan.

	Balance as of December 31, 2016	Provision during the nine months ended September 30, 2017	Usage during the nine months ended September 30, 2017	Balance as of September 30, 2017
	(in thousands)
Lease obligations and terminations	$18,000	$2,871	$2,153	$18,718
Reclassification of deferred rent	1,069			1,254

Total	$19,069			$19,972

NOTE 5—PROPERTY AND EQUIPMENT

        Property and equipment consists of the following as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
	(in thousands)
Land	$7,106	$8,593
Buildings and leasehold improvements	83,328	83,352
Vehicles and equipment	38,547	24,114
Machinery and equipment	564,741	534,303
Computer equipment and software	11,438	11,102
Office furniture and equipment	3,709	4,275
Disposal wells	67,778	67,566
Helicopters	497	497
Construction in progress	37,858	5,584

	815,002	739,386
Less accumulated depreciation and impairment	(535,456)	(490,519)

Total property and equipment, net	$279,546	$248,867

        Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 5—PROPERTY AND EQUIPMENT (Continued)

        The Company had no capital lease obligations as of September 30, 2017 and December 31, 2016.

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS

        Goodwill is evaluated for impairment on at least an annual basis as of December 31, or more frequently if indicators of impairment exist. The annual impairment tests are based on Level 3 inputs. The changes in the carrying amounts of goodwill by reportable segment for the nine months ended September 30, 2017 and the year ended December 31, 2016 are as follows:

	Water Solutions	Wellsite Completion and Construction Services	Accommodation and Rentals	Total
	(in thousands)
Balance as of December 31, 2015	$137,534	$12,242	$995	$150,771
Impairment	(137,534)	—	(995)	(138,529)

Balance as of December 31, 2016	—	12,242	—	12,242

Additions	12,849	—	—	12,849

Balance as of September 30, 2017	$12,849	$12,242	$—	$25,091

        The components of other intangible assets are as follows:

	September 30, 2017
	Gross Value	Accumulated Amortization	Net Value
	(in thousands)
Customer relationships	$80,131	$54,987	$25,144
Other	13,222	3,015	10,207

Total other intangible assets	$93,353	$58,002	$35,351

	December 31, 2016
	Gross Value	Accumulated Amortization	Net Value
	(in thousands)
Customer relationships	$56,826	$48,236	$8,590
Other	5,491	2,495	2,996

Total other intangible assets	$62,317	$50,731	$11,586

        Intangibles obtained through acquisitions are initially recorded at estimated fair value based on preliminary information that is subject to change until final valuations are obtained. Customer relationships and non-compete agreements are being amortized over estimated useful lives ranging from five to seven years and three to five years, respectively. Other intangible assets primarily relate to certain water rights that are amortized over estimated useful lives ranging from three to eight years. Intangible assets obtained in the GRR Acquisition consisted of customer relationships and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

non-compete agreements that will be amortized over estimated useful lives of thirteen and five years, respectively, with a weighted-average estimated useful life of 12.5 years. As a result of the GRR Acquisition, the Company also obtained water rights totaling $3.7 million that have indefinite lives and will be evaluated periodically for impairment. Intangible assets obtained in the Resource Water Acquisition consisted of customer relationships and non-compete agreements that will be amortized over estimated useful lives of ten and three years, respectively, with a weighted-average estimated useful life of 8.6 years. The Company acquired patents of $1.9 million as part of the DAWS Acquisition, which are being amortized over the estimated useful lives of ten years. See Note 3—Acquisitions for further discussion.

        Amortization expense was $2.6 million and $2.1 million for the three months ended September 30, 2017 and 2016, respectively, and $7.3 million and $6.7 million for the nine months ended September 30, 2017 and 2016, respectively.

NOTE 7—DEBT

Credit Facility term loans and revolving line of credit

        Select Energy Services' Credit Facility, originally executed in May 2011, has been amended over time. Effective December 20, 2016, the Company amended its Credit Facility to extend the maturity date from February 28, 2018 to February 28, 2020 and reduce the revolving line of credit to $100.0 million. The agreement also amended certain financial covenants and restrictions and outlined a new pricing grid that is effective after receipt of the third quarter 2017 compliance certificate. Accrued interest is payable at the end of each quarter. The Credit Facility has a variable interest rate that ranges from either (i) the London interbank rate ("LIBOR") plus a margin for Eurodollar advances or (ii) the applicable base rate plus a margin for base rate advances based on the Company's Leverage Ratio (as defined in the Credit Facility) falling between 2.00% and 4.00% as outlined below. In addition, a commitment fee related to the revolving line of credit is payable at the end of each calendar quarter based on a rate of 0.500% per annum on any unused portion of the commitment under the Credit Facility. Effective June 13, 2017, the Company amended its Credit Facility to permanently waive the default associated with the DAWS Acquisition. This waiver is specifically for such acquisition and does not remedy any other present or future defaults associated with the Credit Facility.

Leverage Ratio Before Receipt of Fourth Quarter 2017 Compliance Certificate	Eurodollar Advances	Base Rate Advances
< 4.00	4.00%	3.00%
≥ 4.00	4.50%	3.50%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 7—DEBT (Continued)

Leverage Ratio After Receipt of Fourth Quarter 2017 Compliance Certificate	Eurodollar Advances	Base Rate Advances
< 2.00	3.00%	2.00%
≥ 2.00 < 2.50	3.25%	2.25%
≥ 2.50 < 3.00	3.50%	2.50%
≥ 3.00 < 3.50	3.75%	2.75%
≥ 3.50 < 4.00	4.00%	3.00%
≥ 4.00	4.50%	3.50%

        Select Energy Services had no debt outstanding under the revolving line of credit as of September 30, 2017 and December 31, 2016. The borrowing capacity under the revolving line of credit was reduced by outstanding letters of credit of $14.1 million as of September 30, 2017. The Company's letters of credit have a variable interest rate between 3.00% and 4.50% based on the Company's Leverage Ratio as outlined above. The unused portion of the available borrowings under the revolving line of credit was $85.9 million at September 30, 2017.

        Debt issuance costs are amortized to interest expense over the life of the debt to which they pertain. Total unamortized debt issuance costs as of September 30, 2017 were $3.0 million. As these debt issuance costs relate to a revolving line of credit, they are presented as a deferred charge within other assets on the consolidated balance sheet.

        The Company's obligations under its Credit Facility are secured by substantially all of its assets. The Credit Facility contains customary events of default and covenants and limits its ability to incur additional indebtedness, pay dividends or make other distributions, create liens and sell assets. The Company was in compliance with all debt covenants as of September 30, 2017.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Litigation

        The Company is named from time to time in various legal proceedings in the ordinary course of business. The legal proceedings are at different stages; however, the Company does not believe the resolution of any of these proceedings would be material to its financial position or results of operations.

General Business Risk

        As discussed in Note 1, the substantial majority of the Company's customers are in the oil and gas industry. The oil and gas industry is currently facing unique challenges due to the continued volatility and depressed state of oil and gas prices.

NOTE 9—EQUITY-BASED COMPENSATION

        The SES Holdings 2011 Equity Incentive Plan, ("2011 Plan") was approved by the Predecessor's board of managers in April 2011. In conjunction with the 144A Offering, the Company adopted the Select Energy Services, Inc. 2016 Equity Incentive Plan (as amended from time to time, the "2016 Plan") for employees, consultants and directors of the Company and its affiliates. Options that were

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 9—EQUITY-BASED COMPENSATION (Continued)

outstanding under the 2011 Plan immediately prior to the 144A Offering were cancelled in exchange for new options granted under the 2016 Plan.

        On July 18, 2017, the Select Energy Services board of directors approved the First Amendment to the 2016 Plan (the "Equity Plan Amendment"), which clarifies the treatment of substitute awards under the 2016 Plan (including substitute awards that may be granted in connection with the Merger (as defined in Note 17 below)) and allows for the assumption by the Company of shares eligible under any pre-existing stockholder-approved plan of an entity acquired by the Company or its affiliate (including the Rockwater Energy Solutions Inc. Amended and Restated 2017 Long Term Incentive Plan (the "Rockwater Equity Plan")), in each case subject to the listing rules of the stock exchange on which Select Class A Common Stock is listed. The effectiveness of the Equity Plan Amendment was subject to approval by the Company's stockholders and the consummation of the transactions contemplated by the Merger Agreement (as defined in Note 17 below). The Company's consenting stockholders, who hold a majority of the outstanding common stock of Select Energy Services, approved the Equity Plan Amendment on July 18, 2017. The Equity Plan Amendment became effective on November 1, 2017 upon the consummation of the Merger.

        The maximum number of shares initially reserved for issuance under the 2016 Plan was 5,400,400 shares of Select Class A Common Stock, subject to adjustment in the event of recapitalization or reorganization, or related to forfeitures or the expiration of awards. Stock options are granted with terms not to exceed ten years. After giving effect to the Equity Plan Amendment, the maximum number of shares of Select Class A Common Stock reserved for issuance under the 2016 Plan is equal to (i) 5,400,400 shares plus (ii) 1,011,087 shares that became available on account of the assumption of the Rockwater Equity Plan, subject to adjustment in the event of recapitalization or reorganization, or related to forfeitures or the expiration of awards. The maximum number of shares described in the preceding sentence does not take into account 2,887,048 shares of Select Class A Common Stock related to substitute awards that were granted under the 2016 Plan following the conversion of outstanding equity awards originally granted under the Rockwater Equity Plan in accordance with the Merger Agreement. For additional information on such substitute awards, please see Note 17 below.

        Phantom unit awards granted under the 2011 Plan, upon vesting, entitled each participant with the right to receive an amount of cash based in part on the fair market value of a share of Select Class A Common Stock on the date of the IPO. Based on the fair market value of a share of Select Class A Common Stock of $14.00 on the date of the IPO, each participant received a cash payment equal to $5.53 for each phantom unit on May 5, 2017. Refer to "Phantom Unit Awards" for details related to the payments made in respect of outstanding phantom units in connection with the IPO.

Stock option awards

        Stock options were granted with an exercise price equal to or greater than the fair market value of a share of Select Class A Common Stock as of the date of grant. The Company historically valued Select Class A Common Stock on a quarterly basis using a market approach that includes a comparison to publicly traded peer companies using earnings multiples based on their market values and a discount for lack of marketability. The fair value measurement relies on Level 3 inputs. The estimated fair value of its stock options is expensed over their vesting period, which is generally three years from the applicable date of grant. However, certain awards that were granted during 2016 in exchange for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 9—EQUITY-BASED COMPENSATION (Continued)

cancelled awards were immediately vested and fully exercisable on the date of grant because they were granted in exchange for the cancellation of outstanding options granted under the 2011 Plan that were fully vested and exercisable prior to such cancellation. The Company utilizes the Black-Scholes model to determine fair value, which incorporates assumptions to value equity-based awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. At the time of grant, there was no public market for the Company's equity. Therefore, the Company considered the historic volatility of publicly traded peer companies when determining the volatility factor. The expected life of the options was based on a formula considering the vesting period and term of the options awarded, which is generally seven to ten years.

        A summary of the Company's stock option activity and related information for the nine months ended September 30, 2017 is as follows:

	For the nine months ended September 30, 2017
	Equity Options	Weighted-average Exercise Price
Beginning balance	620,721	$16.50
Granted	455,130	20.00
Forfeited	(98,499)	20.00

Ending balance	977,352	$17.78

        The weighted-average grant date fair value of stock options granted during the nine months ended September 30, 2017 was $7.85. The relevant assumptions for stock options granted during the period are as follows:

$20.00 Strike
Underlying Equity	$20.00
Strike Price	$20.00
Dividend Yield (%)	0.0%
Risk free rate (%)	1.68 - 2.00%
Volatility (%)	46.6 - 46.8%
Expected Term (Years)	4 - 6

        There was no vested stock option activity, or exercise of vested stock options, during the nine months ended September 30, 2017.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 9—EQUITY-BASED COMPENSATION (Continued)

        A summary of the Company's restricted stock unit activity and related information for the nine months ended September 30, 2017 is as follows:

	For the nine months ended September 30, 2017
	Restricted Stock	Weighted-average Grant Date Fair Value
Beginning balance	—	$—
Granted	41,117	19.91
Forfeited	(10,757)	20.00

Ending balance	30,360	$19.88

        The Company recognized approximately $0.6 million and $0.0 million of compensation expense related to stock options and restricted stock unit awards during the three months ended September 30, 2017 and 2016, respectively. The Company recognized approximately $1.8 million and $0.3 million of compensation expense related to stock options and restricted stock unit awards during the nine months ended September 30, 2017 and 2016, respectively.

Phantom unit awards

        The Company's phantom unit awards were cash settled awards that were contingent upon meeting certain equity returns and a liquidation event. The settlement amount was based on the fair market value of a share of Select Class A Common Stock on the date of completion of the IPO, which constituted a liquidation event with respect to such phantom unit awards. As a result of the cash-settlement feature of these awards, the Company considered these awards to be liability awards, which are measured at fair value at each reporting date and the pro rata vested portion of the award is recognized as a liability to the extent that the performance condition is deemed probable. On May 5, 2017, the Company settled its outstanding phantom unit awards for an aggregate amount equal to $7.8 million as a result of the completion of its IPO, which constituted a liquidity event with respect to such phantom unit awards. Based on the fair market value of a share of Select Class A Common Stock on the date of the IPO of $14.00, the cash payment with respect to each phantom unit was approximately $5.53, before employer taxes. The Company recognized compensation expense of $7.8 million during the nine months ended September 30, 2017 related to the settlement of its phantom unit awards. As of September 30, 2017 there are no phantom units outstanding.

NOTE 10—DERIVATIVE FINANCIAL INSTRUMENTS

        The Company had variable rate debt outstanding which was subject to interest rate risk based on volatility in underlying interest rates. In April 2013, the Company entered into a pay fixed, receive variable interest rate swap, with an aggregate notional amount of $125.0 million, which the Company designated as a cash flow hedge. The derivative contract matured in April 2016. The change in value and amounts reclassified to interest expense during the nine months ended September 30, 2016 were nominal. There was no activity during the nine months ended September 30, 2017.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 10—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        Changes in the fair values of the Company's derivative instruments are presented on a net basis in the accompanying consolidated statements of operations. Changes in the fair value of the Company's interest rate swap derivative instruments are as follows:

Derivatives designated as cash flow hedges	For the Nine Months Ended September 30, 2016
(in thousands)
Beginning fair value of interest rate swap derivative instruments	$(7)
Amount of unrealized losses recognized in OCI	(106)
Amount of gains reclassified from AOCI to earnings (effective portion)	113

Net change in fair value of interest rate swap derivative instruments	7

Ending fair value of interest rate swap derivative instruments	$—

NOTE 11—FAIR VALUE MEASUREMENT

        The Company utilizes fair value measurements to measure assets and liabilities in a business combination or assess impairment of property and equipment, intangible assets and goodwill. Fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in an orderly transaction between market participants at the measurement date. Further, ASC 820, Fair Value Measurements, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and includes certain disclosure requirements. Fair value estimates are based on either (i) actual market data or (ii) assumptions that other market participants would use in pricing an asset or liability, including estimates of risk.

        ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

  Level 1—Unadjusted quoted prices for identical assets or liabilities in active markets.

  Level 2—Quoted prices for similar assets or liabilities in non-active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3—Inputs that are unobservable and significant to the fair value measurement (including the Company's own assumptions in determining fair value).

        A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers into, or out of, the three

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 11—FAIR VALUE MEASUREMENT (Continued)

levels of the fair value hierarchy for the nine months ended September 30, 2017 or the year ended December 31, 2016.

Other fair value considerations

        The carrying values of the Company's current financial instruments, which include cash and cash equivalents, accounts receivable trade and accounts payable, approximate their fair value at September 30, 2017 and December 31, 2016 due to the short-term maturity of these instruments. The Company had no outstanding debt as of September 30, 2017 and December 31, 2016. The estimated fair values of the Company's financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange. The consideration transferred and the purchase price allocation of identified assets acquired and liabilities assumed related to the GRR Acquisition and Resource Water Acquisition are based on the Company's estimate of fair value utilizing Level 3 inputs at the date of acquisition. Refer to Note 3—Acquisitions for further discussion.

NOTE 12—RELATED PARTY TRANSACTIONS

        The Company considers its related parties to be those stockholders who are beneficial owners of more than 5.0% of its common stock, executive officers, members of its board of directors or immediate family members of any of the foregoing persons. The Company has entered into a significant number of transactions with related parties. The Company's board of directors regularly reviews these transactions; however, the Company's results of operations may have been different if these transactions were conducted with non-related parties.

        During the three months ended September 30, 2017, sales to related parties were $0.4 million and purchases from related party vendors were $2.1 million. These purchases comprised $0.7 million relating to purchases of property and equipment, less than $0.1 million relating to inventory and consumables, $0.8 million relating to rent of certain equipment or other services used in operations, and $0.5 million relating to management, consulting and other services. During the three months ended September 30, 2016, sales to related parties were $0.2 million and purchases from related party vendors were $0.9 million. These purchases comprised $0.4 million relating to purchases of property and equipment, less than $0.1 million relating to inventory and consumables, less than $0.1 million relating to rent of certain equipment or other services used in operations, and $0.4 million relating to management, consulting and other services.

        During the nine months ended September 30, 2017, sales to related parties were $1.5 million and purchases from related party vendors were $5.0 million. These purchases comprised $1.4 million relating to purchases of property and equipment, $0.2 million relating to inventory and consumables, $1.7 million relating to rent of certain equipment or other services used in operations, and $1.7 million relating to management, consulting and other services. During the nine months ended September 30, 2016, sales to related parties were $0.8 million and purchases from related party vendors were $2.6 million. These purchases comprised $0.6 million relating to purchases of property and equipment, $0.1 million relating to inventory and consumables, $0.4 million relating to rent of certain equipment or other services used in operations, and $1.5 million relating to management, consulting and other services.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 12—RELATED PARTY TRANSACTIONS (Continued)

Tax receivable agreements

        In connection with the 144A Offering, the Company entered into two tax receivable agreements (the "Tax Receivable Agreements") with Legacy Owner Holdco, Crestview Partners II GP, L.P. ("Crestview GP"), and certain affiliates of Predecessor unitholders (collectively, the "TRA Holders").

        The first of the Tax Receivable Agreements, which the Company entered into with Legacy Owner Holdco and Crestview GP, generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of the Company's acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's SES Holdings LLC Units in connection with the 144A Offering or pursuant to the exercise of the Exchange Right or the Company's Call Right and (ii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments the Company makes under such Tax Receivable Agreement.

        The second of the Tax Receivable Agreements, which the Company entered into with an affiliate of the Contributing Legacy Owners and Crestview GP, generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to the Company as a result of certain reorganization transactions entered into in connection with the 144A Offering and (ii) imputed interest deemed to be paid by the Company as a result of any payments the Company makes under such Tax Receivable Agreement.

        On July 18, 2017, the Company's board of directors approved amendments to each of the Tax Receivable Agreements revising the definition of a "change of control" for purposes of the Tax Receivable Agreements and acknowledging that the Merger would not result in such a change of control.

NOTE 13—INCOME TAXES

        The Company is subject to U.S. federal and state income taxes as a corporation. SES Holdings and its subsidiaries, with the exception of certain corporate subsidiaries, are treated as flow-through entities for U.S. federal income tax purposes, and as such, are generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to their taxable income is passed through to their members or partners. Accordingly, prior to our reorganization in connection with the 144A Offering, the Predecessor only recorded a provision for Texas franchise tax and U.S. federal and state provisions for certain corporate subsidiaries as the Predecessor's taxable income or loss was includable in the income tax returns of the individual partners and members. However, for periods following our reorganization in connection with the 144A Offering, Select Energy Services recognizes a tax liability on its allocable share of SES Holdings' taxable income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 13—INCOME TAXES (Continued)

        The Company's effective tax rates for the three months ended September 30, 2017 and 2016 were (12.8)% and 0.1%, respectively. The Company's effective tax rates for the nine months ended September 30, 2017 and 2016 were (1.6)% and 0.1%, respectively. The effective tax rates for the three and nine months ended September 30, 2017 differ from the statutory rate of 35% due to net income allocated to noncontrolling interests, state income taxes, other permanent differences between book and tax accounting, and valuation allowances.

        The Company recorded income tax expense (benefit) of $(0.3) million and less than $0.1 million for the three months ended September 30, 2017 and 2016, respectively. The Company recorded income tax expense (benefit) of $(0.3) million and $0.4 million for the nine months ended September 30, 2017 and 2016, respectively.

        The tax benefits of deferred tax assets are recorded as an asset to the extent that management assesses the utilization of such assets to be more likely than not. When the future utilization of some portion of deferred tax assets is determined not to be more likely than not, a valuation allowance is provided to reduce the recorded tax benefits from such assets. As of September 30, 2017, management's assessment as to the realizability of certain deferred tax assets has resulted in the recording of a valuation allowance to reduce deferred tax assets to the amounts that are considered more likely than not to be realized. Management believes there will be sufficient future taxable income based on the reversal of temporary differences to enable utilization or sustainability of those deferred tax assets that do not have a valuation allowance recorded against them.

        Separate federal and state income tax returns are filed for Select Energy Services, SES Holdings, and certain consolidated affiliates. The tax years 2013 through 2016 remain open to examination by the major taxing jurisdictions to which the Company is subject to income tax. Select Energy Services and SES Holdings are not currently under any income tax audits.

        Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement methodology for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of September 30, 2017 and December 31, 2016, there was no material liability or expense for the periods then ended recorded for payments of interest and penalties associated with uncertain tax positions or material unrecognized tax positions and the Company's unrecognized tax benefits were not material.

NOTE 14—NONCONTROLLING INTERESTS

        The Company has ownership interests in multiple subsidiaries that are consolidated within the Company's financial statements but are not wholly owned. During the nine months ended September 30, 2017 and 2016, the Company entered into transactions that impacted its ownership interest in certain of these subsidiaries while maintaining control over such subsidiaries. As a result of the Company's change in ownership interest in these subsidiaries, the Company reduced its noncontrolling interests and recognized an increase in equity related to transactions with holders of noncontrolling interests. The Company reports a noncontrolling interest representing the common units of SES Holdings held by Legacy Owner Holdco. Changes in Select Energy Services' ownership interest in SES Holdings while it retains its controlling interest are accounted for as equity transactions.

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 14—NONCONTROLLING INTERESTS (Continued)

        The following table summarizes the effects of changes in noncontrolling interests on equity for the nine months ended September 30, 2017:

	For the nine months ended September 30,
	2017	2016
	(in thousands)
Net loss attributable to Select Energy Services, Inc. and its Predecessor	$(7,164)	$(285,359)
Transfers from noncontrolling interests:
Increase in additional paid-in capital as a result of the contribution of proceeds from the IPO to SEC Holdings, LLC in exchange for common units	87,835	—
Increase in additional paid-in capital as a result of the contribution of assets acquired to SES Holdings, LLC in exchange for common units	4,360	—
Increase in contributed capital due to purchase of noncontrolling interest	—	135

Change to equity from net loss attributable to Select Energy Services, Inc. and its Predecessor and transfers from noncontrolling interests	$85,031	$(285,224)

NOTE 15—EARNINGS PER SHARE

        Earnings per share are based on the amount of income allocated to the shareholders and the weighted-average number of shares outstanding during the period for each class of common stock. Outstanding options to purchase 597,749 and 977,352 shares are not included in the calculation of diluted weighted-average shares outstanding for the three and nine months ended September 30, 2017 as the effect is antidilutive.

        Earnings related to periods prior to the reorganization and 144A Offering are attributable to the Predecessor. The following table presents the Company's calculation of basic and diluted earnings per

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 15—EARNINGS PER SHARE (Continued)

share for the three and nine months ended September 30, 2017 and 2016 (dollars in thousands, except share and per share amounts):

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net income (loss)	$2,593	$(35,204)	$(20,177)	$(289,235)
Net loss attributable to Predecessor	—	34,931	—	285,359
Net (income) loss attributable to noncontrolling interests	(1,369)	273	13,013	3,876

Net income (loss) attributable to Select Energy Services, Inc.	$1,224	$—	$(7,164)	$—

Allocation of net income (loss) attributable to:
Class A-1 stockholders	$—		$(2,679)
Class A stockholders	1,224		(4,485)
Class B stockholders	—		—

	$1,224		$(7,164)

Weighted average shares outstanding:
Class A-1—Basic	—		9,671,795

Class A—Basic	30,336,923		16,189,997

Class B—Basic	38,462,541		38,462,541

Net income (loss) per share attributable to common stockholders:
Class A-1—Basic	$—		$(0.28)

Class A—Basic	$0.04		$(0.28)

Class B—Basic	$—		$—

Weighted average shares outstanding:
Class A-1—Diluted	—		9,671,795

Class A—Diluted	30,357,572		16,189,997

Class B—Diluted	38,462,541		38,462,541

Net income (loss) per share attributable to common stockholders:
Class A-1—Diluted	$—		$(0.28)

Class A—Diluted	$0.04		$(0.28)

Class B—Diluted	$—		$—

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 16—SEGMENT INFORMATION

        Select Energy Services is an oilfield services company that provides solutions to the North American onshore oil and natural gas industry. The Company's services are offered through three operating segments. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company's chief operating decision maker assesses performance and allocates resources on the basis of the three reportable segments. Corporate and other expenses that do not individually meet the criteria for segment reporting are reported separately as Corporate. Each operating segment reflects a reportable segment led by separate managers that report directly to the Company's CODM. The Company's CODM assesses performance and allocates resources on the basis of the following three reportable segments:

  Water Solutions—The Water Solutions segment provides water-related services to customers that include major integrated oil companies and independent oil and natural gas producers. These services include: the sourcing of water; the transfer of the water to the wellsite through permanent pipeline infrastructure and temporary pipe; the containment of fluids off- and on-location; measuring and monitoring of water; the filtering and treatment of fluids, well testing and handling of flowback and produced formation water; and the transportation and recycling or disposal of drilling, completion and production fluids.

  Accommodations and Rentals—The Accommodations and Rentals segment provides workforce accommodations and surface rental equipment supporting drilling, completion and production operations to the U.S. onshore oil and gas industry.

  Wellsite Completion and Construction Services—The Wellsite Completion and Construction Services segment provides oil and natural gas operators with a variety of services, including crane and logistics services, wellsite and pipeline construction and field services. These services are performed to establish, maintain and improve production throughout the productive life of an oil or gas well, or to otherwise facilitate other services performed on a well.

        Financial information as of September 30, 2017 and December 31, 2016 and for the three and nine months ended September 30, 2017 and 2016, by segment, is as follows:

	For the three months ended September 30, 2017
	Revenue	Income (loss) before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Solutions	$125,142	$9,844	$19,433	$22,260
Accommodations and Rentals	15,974	(304)	2,908	3,541
Wellsite Completion and Construction Services	13,301	(2)	1,079	1,303
Elimination	(537)	—	—	—

Income from operations		9,538
Corporate	—	(7,081)	375	—
Interest expense, net	—	(484)	—	—
Other income, net	—	326	—	—

	$153,880	$2,299	$23,795	$27,104

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 16—SEGMENT INFORMATION (Continued)

	For the three months ended September 30, 2016
	Revenue	Income (loss) before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Solutions	$61,082	$(28,278)	$17,690	$4,668
Accommodations and Rentals	5,881	(2,786)	2,644	268
Wellsite Completion and Construction Services	7,156	(1,325)	1,279	95
Elimination	(212)	—	—	—

Loss from operations		(32,389)
Corporate	—	1,123	363	—
Interest expense, net	—	(4,343)	—	—
Other income, net	—	431	—	—

	$73,907	$(35,178)	$21,976	$5,031

	For the nine months ended September 30, 2017
	Revenue	Income (loss) before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Solutions	$311,645	$5,652	$55,623	$57,273
Accommodations and Rentals	39,056	(3,813)	8,367	8,311
Wellsite Completion and Construction Services	38,951	56	3,154	6,598
Elimination	(1,398)	—	—	—

Loss from operations		1,895
Corporate	—	(23,855)	1,312	—
Interest expense, net	—	(1,885)	—	—
Other income, net	—	3,342	—	—

	$388,254	$(20,503)	$68,456	$72,182

	For the nine months ended September 30, 2016
	Revenue	Income (loss) before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Solutions	$173,294	$(264,416)	$61,574	$28,533
Accommodations and Rentals	19,750	(8,303)	8,197	834
Wellsite Completion and Construction Services	23,098	(3,820)	4,103	215
Elimination	(477)	—	—	—

Loss from operations		(276,539)
Corporate	—	(1,100)	1,644	—
Interest expense, net	—	(11,792)	—	—
Other income, net	—	588	—	—

	$215,665	$(288,843)	$75,518	$29,582

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 16—SEGMENT INFORMATION (Continued)

	Total Assets
	As of September 30, 2017	As of December 31, 2016
	(in thousands)
Water Solutions	$448,585	$324,171
Accommodations and Rentals	50,057	38,874
Wellsite Completion and Construction Services	38,827	29,994
Corporate	15,280	12,027

	$552,749	$405,066

NOTE 17—SUBSEQUENT EVENTS

Completion of the Merger

        On November 1, 2017, the Company completed the transactions contemplated by the Agreement and Plan of Merger, dated as of July 18, 2017 (the "Merger Agreement"), by and among the Company, SES Holdings, Raptor Merger Sub, Inc. ("Corporate Merger Sub"), Raptor Merger Sub, LLC ("LLC Merger Sub"), Rockwater Energy Solutions, Inc. ("Rockwater") and Rockwater Energy Solutions, LLC ("RES Holdings"). Pursuant to the Merger Agreement, Corporate Merger Sub merged with and into Rockwater, with Rockwater continuing as the surviving entity as a wholly owned subsidiary of the Company (the "Corporate Merger"), and LLC Merger Sub merged with and into RES Holdings, with RES Holdings continuing as the surviving entity as an indirect wholly owned subsidiary of SES Holdings (the "LLC Merger").

        At the effective time of the Corporate Merger (the "Corporate Merger Effective Time"), subject to certain exceptions, (x) each share of Rockwater's Class A common stock, $0.01 par value per share ("Rockwater Class A Common Stock"), then outstanding was converted into the right to receive a number of shares of Select Class A Common Stock equal to 0.7652 per each such share (the "Exchange Ratio"), (y) each share of Rockwater's Class A-1 common stock, $0.01 par value per share, then outstanding was converted into the right to receive a number of shares of the Company's Class A-2 common stock, par value $0.01 per share ("Select Class A-2 Common Stock"), equal to the Exchange Ratio, and (z) each share of Rockwater's Class B common stock, $0.01 par value per share, then outstanding was converted into the right to receive a number of shares of Select Class B Common Stock equal to the Exchange Ratio. At the effective time of the LLC Merger (the "LLC Merger Effective Time"), subject to certain exceptions, each unit of RES Holdings (each, an "RES Holdings Unit") then outstanding (including RES Holdings Units held by Rockwater) was converted into the right to receive a number of units in SES Holdings equal to the Exchange Ratio. The original exchange ratio of 0.7777 set forth in the Merger Agreement was adjusted downwards to 0.7652 in accordance with the terms of the Merger Agreement.

        Shares of the Company's common stock outstanding immediately prior to the Corporate Merger Effective Time remain outstanding and have not been exchanged, converted or otherwise changed in the Corporate Merger. Based on the number of shares of Rockwater common stock issued and outstanding immediately prior to the Corporate Merger Effective Time, a total of approximately 25.9 million shares of Select Class A Common Stock, 6.7 million shares of Select Class A-2 Common

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 17—SUBSEQUENT EVENTS (Continued)

Stock and 4.4 million shares of Select Class B Common Stock (excluding the issuance of equity awards, which are described in the following paragraph), were issued to the former holders of Rockwater common stock pursuant to the Merger Agreement. In the aggregate (including the issuance of equity awards), the Company issued approximately 37.3 million shares of common stock. Units in SES Holdings outstanding immediately prior to the LLC Merger Effective Time remain outstanding and have not been exchanged, converted or otherwise changed in the LLC Merger. Based on the number of RES Holdings Units issued and outstanding immediately prior to the LLC Merger Effective Time, a total of approximately 37.3 million units in SES Holdings were issued to the former holders of RES Holdings Units pursuant to the Merger Agreement.

        At the Corporate Merger Effective Time, each outstanding option to purchase shares of Rockwater Class A Common Stock (each, a "Rockwater Stock Option") was converted into an option to acquire, on the same terms and conditions as were applicable to such Rockwater Stock Option immediately prior to the Corporate Merger Effective Time, the number of shares of Select Class A Common Stock determined by multiplying the number of shares of Rockwater Class A Common Stock subject to such Rockwater Stock Option as of immediately prior to the Corporate Merger Effective Time by the Exchange Ratio, at an exercise price per share of Select Class A Common Stock equal to the exercise price per share of Rockwater Class A Common Stock under such Rockwater Stock Option divided by the Exchange Ratio (such conversions, collectively, the "Option Conversion"). Additionally, at the Corporate Merger Effective Time, each share of restricted Rockwater Class A Common Stock (each, a "Rockwater Restricted Stock Award") that was outstanding immediately prior to the Corporate Merger Effective Time ceased to represent Rockwater Class A Common Stock and was converted into a new award of restricted shares, subject to the same terms and conditions as were applicable to such Rockwater Restricted Stock Award prior to the Corporate Merger Effective Time, equal to the number of shares of Select Class A Common Stock determined by multiplying the number of shares of Rockwater Class A Common Stock subject to such Rockwater Restricted Stock Award as of immediately prior to the Corporate Merger Effective Time by the Exchange Ratio (such conversions, collectively, the "Restricted Stock Conversion"). Subject to certain New York Stock Exchange ("NYSE") restrictions, the shares available under the Rockwater Equity Plan as of the Corporate Merger Effective Time (as appropriately adjusted to reflect the Exchange Ratio) may be used for post-transaction grants under the 2016 Plan. The Option Conversion, Restricted Stock Conversion and assumption of shares available under the Rockwater Equity Plan described in the preceding sentences are collectively referred to as the "Equity Award Actions." The Equity Plan Amendment, which was previously adopted to effectuate the Equity Award Actions, became effective on November 1, 2017 at the Corporate Merger Effective Time.

New Credit Agreement

        On November 1, 2017, in connection with the closing of the transactions contemplated by the Merger Agreement (the "Closing"), SES Holdings and Select LLC (the "Borrower") entered into a $300.0 million senior secured revolving credit facility (the "New Credit Agreement"), by and among SES Holdings, as parent, the Borrower, certain of SES Holdings's subsidiaries, as guarantors, each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the "Administrative Agent"). The New Credit Agreement also has a sublimit of $40.0 million for letters of credit and a sublimit of $30.0 million for swingline loans. Subject to

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 17—SUBSEQUENT EVENTS (Continued)

obtaining commitments from existing or new lenders, the Company has the option to increase the maximum amount under the senior secured credit facility by $150.0 million during the first three years following the Closing.

        The New Credit Agreement permits extensions of credit up to the lesser of $300.0 million and a borrowing base that is determined by calculating the amount equal to the sum of (i) 85% of the Eligible Billed Receivables (as defined in the New Credit Agreement), plus (ii) 75% of Eligible Unbilled Receivables (as defined in the New Credit Agreement), provided that this amount will not equal more than 35% of the borrowing base, plus (iii) the lesser of (A) the product of 70% multiplied by the value of Eligible Inventory (as defined in the New Credit Agreement) at such time and (B) the product of 85% multiplied by the Net Recovery Percentage (as defined in the New Credit Agreement) identified in the most recent Acceptable Appraisal of Inventory (as defined in the New Credit Agreement), multiplied by the value of Eligible Inventory at such time, provided that this amount will not equal more than 30% of the borrowing base, minus (iv) the aggregate amount of Reserves (as defined in the New Credit Agreement), if any, established by the Administrative Agent from time to time, including, if any, the amount of the Dilution Reserve (as defined in the New Credit Agreement). The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by the Borrower to the Administrative Agent.

        Borrowings under the New Credit Agreement bear interest, at the Borrower's election, at either the (a) one-, two-, three- or six-month LIBOR ("Eurocurrency Rate") or (b) the greatest of (i) the federal funds rate plus 1/2%, (ii) the one-month Eurocurrency Rate plus 1% and (iii) the Administrative Agent's prime rate (the "Base Rate"), in each case plus an applicable margin, and interest shall be payable monthly in arrears. The applicable margin for Eurocurrency Rate loans ranges from 1.50% to 2.00% and the applicable margin for Base Rate loans ranges from 0.50% to 1.00%, in each case, depending on the Borrower's average excess availability under the New Credit Agreement. The applicable margin for Eurocurrency Rate loans will be 1.75% and the applicable margin for Base Rate loans will be 0.75% until June 30, 2018. During the continuance of a bankruptcy event of default, automatically and during the continuance of any other default, upon the Administrative Agent's or the required lenders' election, all outstanding amounts under the New Credit Agreement will bear interest at 2.00% plus the otherwise applicable interest rate. The New Credit Agreement is scheduled to mature on the fifth anniversary of the Closing.

        The obligations under the New Credit Agreement are guaranteed by SES Holdings and certain of the subsidiaries of SES Holdings and the Borrower and secured by a security interest in substantially all of the personal property assets of SES Holdings, the Borrower and their domestic subsidiaries.

        The New Credit Agreement contains certain customary representations and warranties, affirmative and negative covenants and events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the New Credit Agreement to be immediately due and payable.

        In addition, the New Credit Agreement restricts SES Holdings's and the Borrower's ability to make distributions on, or redeem or repurchase, its equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the New Credit Agreement and either (a) excess availability at

SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 17—SUBSEQUENT EVENTS (Continued)

all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $37.5 million or (b) if SES Holdings's fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $30.0 million. Additionally, the New Credit Agreement generally permits the Borrower to make distributions required under its existing tax receivable agreements.

        The New Credit Agreement also requires SES Holdings to maintain a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the New Credit Agreement is less than the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the New Credit Agreement has equaled or exceeded the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days.

        Certain lenders party to the New Credit Agreement and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for the Company and its affiliates in the ordinary course of business for which they have received and would receive customary compensation. In addition, in the ordinary course of their various business activities, such parties and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve the Company's securities and/or instruments.

Termination of Credit Facility

        In connection with the entry into the New Credit Agreement, the obligations of SES Holdings and the Borrower under the Credit Facility were repaid in full and the Credit Facility was terminated.

        Certain lenders party to the Credit Facility and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for the Company and its affiliates in the ordinary course of business for which they have received and would receive customary compensation. In addition, in the ordinary course of their various business activities, such parties and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve the Company's securities and/or instruments.

        In addition, certain lenders party to the Credit Facility are lenders under the New Credit Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Select Energy Services, Inc.

        We have audited the accompanying consolidated balance sheet of Select Energy Services, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2016 and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Energy Services, Inc. and subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Dallas, Texas
March 2, 2017

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Select Energy Services, Inc.

        We have audited the accompanying consolidated balance sheet of SES Holdings, LLC and subsidiaries (the "Company") as of December 31, 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SES Holdings, LLC and subsidiaries as of December 31, 2015, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas
November 22, 2016

SELECT ENERGY SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As of December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$40,041	$16,305
Accounts receivable trade, net of allowance for doubtful accounts of $2,144 and $2,351, respectively	75,892	79,479
Accounts receivable, related parties	135	224
Inventories	1,001	701
Prepaid expenses and other current assets	7,586	10,408

Total current assets	124,655	107,117

Property and equipment	739,386	736,418
Accumulated depreciation	(490,519)	(367,726)

Property and equipment, net	248,867	368,692

Goodwill	12,242	150,771
Other intangible assets, net	11,586	19,840
Other assets	7,716	3,828

Total assets	$405,066	$650,248

Liabilities and Equity
Current liabilities
Accounts payable	$10,796	$9,745
Accounts payable and accrued expenses, related parties	648	112
Accrued salaries and benefits	2,511	2,658
Accrued insurance	10,338	16,437
Accrued expenses and other current liabilities	22,091	14,293
Current maturities of long-term debt	—	22,305

Total current liabilities	46,384	65,550

Accrued lease obligations	15,946	—
Other long term liabilities	8,028	11,582
Long-term debt, net of current maturities	—	245,341

Total liabilities	70,358	322,473

Commitments and contingencies (Note 8)
Members' capital—no Predecessor units and 38,398,649 Predecessor units issued and outstanding as of December 31, 2016 and 2015, respectively	—	317,154
Class A-1 common stock, $0.01 par value; 40,000,000 shares authorized and 16,100,000 shares issued and outstanding as of December 31, 2016; no shares authorized, issued, and outstanding as of December 31, 2015	161	—
Class A common stock, $0.01 par value; 250,000,000 shares authorized and 3,802,972 shares issued and outstanding as of December 31, 2016; no shares authorized, issued, and outstanding as of December 31, 2015	38	—
Class B common stock, $0.01 par value; 150,000,000 shares authorized and 38,462,541 shares issued and outstanding as of December 31, 2016; no shares authorized, issued, and outstanding as of December 31, 2015	385	—
Preferred stock, $0.01 par value; 50,000,000 shares authorized and no shares issued and outstanding as of December 31, 2016; no shares authorized, issued, and outstanding as of December 31, 2015	—	—
Additional paid-in capital	113,175	—
Accumulated deficit	(1,043)	—

Total stockholders' equity / members' capital	112,716	317,154

Noncontrolling interests	221,992	10,621

Total equity	334,708	327,775

Total liabilities and equity	$405,066	$650,248

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)

	Year Ended December 31,
	2016	2015
Revenue
Water solutions	$241,455	$427,496
Accommodations and rentals	27,151	52,948
Wellsite completion and construction services	33,793	55,133

Total revenue	302,399	535,577
Costs of revenue
Water solutions	200,399	332,411
Accommodations and rentals	22,019	37,957
Wellsite completion and construction services	29,089	48,356
Depreciation and amortization	95,020	104,608

Total costs of revenue	346,527	523,332

Gross profit (loss)	(44,128)	12,245
Operating expenses
Selling, general and administrative	34,643	56,548
Depreciation and amortization	2,087	3,104
Impairment of goodwill and other intangible assets	138,666	21,366
Impairment of property and equipment	60,026	—
Lease abandonment costs	19,423	—

Total operating expenses	254,845	81,018

Loss from operations	(298,973)	(68,773)
Other income (expense)
Interest expense, net	(16,128)	(13,689)
Other income, net	629	893

Loss before tax expense	(314,472)	(81,569)
Tax benefit (expense)	524	(324)

Net loss from continuing operations	(313,948)	(81,893)
Net income from discontinued operations, net of tax	—	21

Net loss	(313,948)	(81,872)
Less: Net loss attributable to Predecessor	306,481	80,891
Less: Net loss attributable to noncontrolling interests	6,424	981

Net loss attributable to Select Energy Services, Inc.	$(1,043)	$—

Allocation of net loss attributable to:
Class A-1 stockholders	$(844)
Class A stockholders	(199)
Class B stockholders	—

	$(1,043)

Weighted average shares outstanding:
Class A-1—Basic & Diluted	16,100,000

Class A—Basic & Diluted	3,802,972

Class B—Basic & Diluted	38,462,541

Net loss per share attributable to common stockholders:
Class A-1—Basic & Diluted	$(0.05)

Class A—Basic & Diluted	$(0.05)

Class B—Basic & Diluted	$—

Pro forma net loss per share attributable to common stockholders (unaudited):
Class A-1—Basic & Diluted	$(4.62)

Class A—Basic & Diluted	$(4.62)

Class B—Basic & Diluted	$—

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31,
	2016	2015
Net loss	$(313,948)	$(81,872)
Other comprehensive income (loss)
Interest rate derivatives designated as cash flow hedges
Unrealized holding loss arising during period	(106)	(277)
Net amount reclassified to earnings	113	338

Net change in unrealized gain (loss)	7	61

Comprehensive loss	(313,941)	(81,811)
Less: Comprehensive loss attributable to Predecessor	306,474	80,830
Less: Comprehensive loss attributable to noncontrolling interests	6,424	981

Comprehensive loss attributable to Select Energy Services, Inc	$(1,043)	$—

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share data)

			Class A-1 Stockholders		Class A Stockholders		Class B Stockholders		Preferred Stockholders
	Predecessor
													Accumulated Other Comprehensive Income (Loss)
	Units	Members' Capital	Shares	Class A-1 Common Stock	Shares	Class A Common Stock	Shares	Class B Common Stock	Shares	Preferred Stock	Additional Paid-In Capital	Accumulated Deficit		Total Stockholders' Equity	Noncontrolling Interests	Total
Balance as of December 31, 2014	38,398,649	$401,608	—	$—	—	$—	—	$—	—	$—	$—	$—	$(68)	$—	$11,510	413,050
Member distributions	—	(4,248)	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,248)
Noncontrolling interest in subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	92	92
Equity-based compensation	—	692	—	—	—	—	—	—	—	—	—	—	—	—	—	692
Fair value of interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	61	—	—	61
Net loss	—	(80,891)	—	—	—	—	—	—	—	—	—	—	—	—	(981)	(81,872)

Balance as of December 31 2015	38,398,649	317,161	—	—	—	—	—	—	—	—	—	—	(7)	—	10,621	327,775
Member contributions	3,866,864	23,519	—	—	—	—	—	—	—	—	—	—	—	—	—	23,519
Purchase of additional controlling interest	—	707	—	—	—	—	—	—	—	—	—	—	—	—	(1,055)	(348)
Noncontrolling interest in subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	138	138
Equity-based compensation	—	317	—	—	—	—	—	—	—	—	—	—	—	—	—	317
Fair value of interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	7	—	—	7
Net loss prior to 144A Offering	—	(306,481)	—	—	—	—	—	—	—	—	—	—	—	—	(4,407)	(310,888)

Balance prior to reorganization and 144A Offering transactions	42,265,513	35,223	—	—	—	—	—	—	—	—	—	—	—	—	5,297	40,520
Reorganization and 144A Offering	(42,265,513)	(35,223)	16,100,000	161	3,802,972	38	38,468,541	385	—	—	331,887	—	—	332,471	—	297,248
Initial allocation of noncontrolling interest of Select Energy Services, Inc. effective on date of 144A Offering	—	—	—	—	—	—	—	—	—	—	(281,712)	—	—	(281,712)	218,712	—
Balance subsequent to reorganization and 144A Offering transactions	—	—	16,100,000	161	3,802,972	38	38,462,541	385	—	—	113,175	—	—	113,759	224,009	337,768

Net loss subsequent to reorganization and 144A Offering	—	—	—	—	—	—	—	—	—	—	—	(1,043)	—	(1,043)	(2,017)	(3,060)

Balance as of December 31, 2016	—	$—	16,100,000	$—	3,802,972	$—	38,462,541	$385	—	$—	$113,175	$(1,043)	$—	$112,716	$221,992	$334,708

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2016	2015
Cash flows from operating activities
Net loss	$(313,948)	$(81,872)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	97,107	107,712
Gain on disposal of property and equipment	(97)	(760)
Bad debt expense	2,385	3,179
Amortization of debt issuance costs	3,435	576
Equity-based compensation	317	692
Impairment of goodwill and other intangible assets	138,666	21,366
Impairment of property and equipment	60,026	—
Loss on the sale of business unit	—	972
Other operating items, net	(1,619)	(2,340)
Changes in operating assets and liabilities
Accounts receivable	1,290	140,426
Prepaid expenses and other assets	1,224	3,112
Accounts payable and accrued liabilities	16,345	(41,064)

Net cash provided by operating activities	5,131	151,999

Cash flows from investing activities
Proceeds received from investments	—	830
Purchase of property, equipment, and intangible assets	(36,290)	(54,076)
Proceeds received from sale of business unit	—	400
Proceeds received from sale of property and equipment	9,335	14,143

Net cash used in investing activities	(26,955)	(38,703)

Cash flows from financing activities
Proceeds from 144A Offering, net of underwriter fees and expenses	297,248	—
Member contributions	23,519	—
Proceeds from issuance of long-term debt	27,500	5,000
Payments on long-term debt	(298,000)	(107,000)
Payment of debt issuance costs	(4,497)	(1,192)
Purchase of noncontrolling interests	(348)	—
Proceeds from noncontrolling interests	138	92
Member distributions	—	(4,248)

Net cash provided by (used in) financing activities	45,560	(107,348)

Effect of exchange rate changes on cash	—	75

Net increase in cash and cash equivalents	23,736	6,023
Cash and cash equivalents, beginning of period	16,305	10,282

Cash and cash equivalents, end of period	$40,041	$16,305

Supplemental cash flow disclosure:
Cash paid for interest	$12,773	$10,584

Cash paid (refunded) for taxes	$(192)	$2,262

Supplemental disclosure of noncash investing activities:
Capital expenditures included in accounts payable and accrued liabilities	$1,563	$936

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BUSINESS AND BASIS OF PRESENTATION

        Description of the business:    Select Energy Services, Inc. ("Select Energy Services" or "the Company") was incorporated as a Delaware corporation on November 21, 2016. The Company is a holding company whose sole material asset consists of a membership interest in SES Holdings, LLC ("SES Holdings" or the "Predecessor"). SES Holdings was formed in July 2008 and in October 2008, members of Select Energy Services, LLC ("Select"), formerly known as Peak Oilfield Services, LLC ("Peak"), a Delaware limited liability company, formed in December 2006, transferred all interests in Select to SES Holdings in exchange for membership interests in SES Holdings and Select became a wholly owned subsidiary of SES Holdings.

        Select Energy Services is an oilfield services company that provides water solutions to the U.S. conventional oil and natural gas industry. The Company offers water-related services that support oil and gas well completion and production activities including containment, monitoring, treatment, flowback, hauling and disposal in the U.S. shale basins. These services establish and maintain the flow of oil and natural gas throughout the productive life of a horizontal well.

        The Company also operates a wellsite services group as a part of its total water solutions offering. These services include equipment rental, accommodations, crane and logistics services, wellsite and pipeline construction, and field services. The Company conducts its wellsite services activities on a third-party contractual basis unrelated to its water-related services.

        Reorganization:    On December 20, 2016, Select Energy Services completed a private placement of equity for 16,100,000 shares of Class A-1 common stock (the "144A Offering") at an offering price of $20.00 per share. In conjunction with the 144A Offering, SES Holdings' then existing Class A and Class B units were converted into a single class of common units and SES Holdings effected a 10.3583 for 1 unit split. In exchange for the contribution of all net proceeds from the 144A Offering, SES Holdings issued 16,100,000 common units to Select Energy Services, and Select Energy Services became the sole managing member of SES Holdings. Select Energy Services issued 38,462,541 shares of Class B common stock, or one share for each common unit of SES Holdings held by SES Legacy Holdings, LLC ("Legacy Owner Holdco"). The Company also acquired 3,802,972 common units of SES Holdings from certain legacy owners (the "Contributing Legacy Owners") in exchange for the issuance of 3,802,972 shares of Class A common stock. Shareholders of Class A-1, Class A, and Class B common stock vote together as a single class on all matters. Shareholders of Class B common stock have voting rights only and are not entitled to an economic interest in Select Energy Services, Inc. based on their ownership of Class B common stock. The reorganization transactions were treated as a combination of entities under common control with assets and liabilities transferred at their carrying amounts in a manner similar to a pooling of interests. Unless otherwise stated or the context otherwise indicates, all references to the "Company" or similar expressions for time periods prior to the reorganization and 144A Offering transactions refer to SES Holdings, LLC and its subsidiaries. For time periods subsequent to the reorganization and 144A Offering transactions, these terms refer to Select Energy Services, Inc. and its subsidiaries.

        Credit facility:    Concurrent with the closing of the 144A Offering, the Company repaid all debt outstanding and amended its senior secured credit facility to reduce the total commitment of its revolving line of credit to $100.0 million. See Note 7—Debt for further discussion.

        Exchange rights:    Under the SES Holdings LLC Agreement, Legacy Owner Holdco has the right (an "Exchange Right") to cause SES Holdings to acquire all or a portion of its common units of SES

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BUSINESS AND BASIS OF PRESENTATION (Continued)

Holdings for, at SES Holdings' election, (i) shares of the Company's Class A common stock at an exchange ratio of one share of Class A common stock for each common unit of SES Holdings exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value (as defined within the SES Holdings LLC Agreement) of such Class A common stock. Alternatively, upon the exercise of any Exchange Right, the Company will have the right (the "Call Right") to acquire the tendered common units of SES Holdings from the exchanging unitholder for, at its election, (i) the number of shares of Class A common stock the exchanging unitholder would have received under the exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. In connection with any exchange of common units of SES Holdings pursuant to an Exchange Right or Call Right, the corresponding number of shares of the Company's Class B common stock will be cancelled.

        Registration rights:    In December 2016, in connection with the closing of the 144A Offering, Select Energy Services entered into a registration rights agreement with FBR Capital Markets & Co. Under this registration rights agreement, the Company agreed, at its expense, to file with the SEC, in no event later than April 30, 2017, a shelf registration statement registering for resale the 16,100,000 shares of the Company's Class A-1 common stock sold in the 144A Offering plus any additional shares of Class A-1 common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, and to cause such registration statement to be declared effective by the SEC as soon as practicable but in any event within 180 days after the initial filing of such registration statement. Each share of Class A-1 common stock will be automatically converted into a share of Class A common stock on a one-for-one basis upon the effectiveness of this registration statement. Investors in the 144A Offering will be entitled to make sales under such registration statement 60 days following the completion of the IPO. In addition, Legacy Owner Holdco has the right, under certain circumstances, to cause the Company to register the shares of Class A common stock obtained pursuant to the Exchange Right.

        Tax receivable agreement:    Concurrent with the closing of the 144A Offering, the Company entered into two Tax Receivable Agreements with certain legacy owners, and their affiliates, of SES Holdings. See Note 12—Related Party Transactions for further discussion.

        Basis of presentation:    The consolidated financial statements include the accounts of Select Energy Services and all of its majority-owned or controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

        The Company's historical financial statements prior to the 144A Offering are prepared using SES Holdings' historical basis in the assets and liabilities, and include all revenues, costs, assets and liabilities attributed to SES Holdings.

        For investments in subsidiaries that are not wholly owned, but where the Company exercises control, the equity held by the minority owners and their portion of net income (loss) are reflected as noncontrolling interests. Investments in entities in which Select Energy Services exercises significant influence over operating and financial policies are accounted for using the equity method, and investments in entities for which the Company does not have significant control or influence are accounted for using the cost method.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BUSINESS AND BASIS OF PRESENTATION (Continued)

        Discontinued operations:    The Company considers a component of its business to be one that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of its business. The operating results of a component of its business that either has been disposed of or is classified as held for sale are presented as discontinued operations when the operations and cash flows of the component have been or will be eliminated from its ongoing operations as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the disposed component.

        Segment reporting:    The Company operates in three operating and reportable segments. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company's chief operating decision maker assesses performance and allocates resources on the basis of the three reportable segments.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

        Use of estimates:    The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        On an ongoing basis, the Company evaluates its estimates, including those related to recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, uncollectible accounts receivable, income taxes, self-insurance liabilities, share-based compensation and contingent liabilities. The Company bases its estimates on historical and other pertinent information that are believed to be reasonable under the circumstances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes.

        Cash and cash equivalents:    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

        Accounts receivable and allowance for doubtful accounts:    Accounts receivable are stated at the invoiced amount, or the earned but not yet invoiced amount, net of an allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based on the review of several factors, including historical collection experience, current aging status of the customer accounts, and financial condition of its customers. Accounts receivable are written off when a settlement is reached for an amount less than the outstanding historical balance or when the Company determines that it is probable the balance will not be collected.

        The change in allowance for doubtful accounts is as follows:

(in thousands)	2016	2015
Balance at beginning of year	2,351	3,169
Provisions for bad debts, included in SG&A expense	2,385	576
Uncollectible receivables written off	(2,592)	(1,394)

Balance at end of year	2,144	2,351

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Concentrations of credit and customer risk:    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The amounts held in financial institutions periodically exceed the federal insured limit. Management believes that the financial institutions are financially sound and the risk of loss is minimal. The Company minimizes its exposure to counterparty credit risk by performing credit evaluations and ongoing monitoring of the financial stability of its customers. There were no customers that accounted for more than 10.0% of the Company's consolidated revenues for the year ended December 31, 2016. During 2015, Anadarko Petroleum Corporation accounted for 10.6% of the Company's consolidated revenues.

        Inventories:    The Company values its inventories at lower of cost or market using the first-in, first-out ("FIFO") method. Inventory costs primarily consist of water containment sections sold to customers in the ordinary course of business.

        Debt issuance costs:    Debt issuance costs consist of costs directly associated with obtaining credit with financial institutions. These costs are recorded as a direct deduction from the carrying value of the associated debt liability and are generally amortized on a straight-line basis over the life of the credit agreement, which approximates the effective-interest method. Any unamortized debt issue costs are expensed in the year when the associated debt instrument is terminated. Amortization expense for debt issuance costs was $3.4 million and $3.2 million for the years ended December 31, 2016 and 2015, respectively, and is included in interest expense in the consolidated statements of operations.

        Property and equipment:    Property and equipment are stated at cost less accumulated depreciation.

        Depreciation is calculated on a straight line basis over the estimated useful life of each asset as noted below:

Asset Classification	Useful Life (years)
Buildings and improvements	30 or lease term
Vehicles and equipment	5
Machinery and equipment	2 - 15
Computer equipment and software	3 - 4
Office furniture and equipment	7
Disposal wells	7 - 10
Helicopters	7

        Depreciation expense related to the Company's property and equipment was $88.2 million and $98.3 million for the years ended December 31, 2016 and 2015, respectively.

        Expenditures for additions to property and equipment and major replacements are capitalized when they significantly increase the functionality or extend the useful life of the asset. Gains and losses on dispositions, maintenance, repairs and minor replacements are included in the consolidated statements of operations as incurred. See Note 5—Property and Equipment for further discussion.

        Goodwill and other intangible assets:    Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives are

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

        Impairment of long-lived and intangible assets:    Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Recoverability is measured by a comparison of its carrying amount to the estimated undiscounted cash flows to be generated by those assets. If the undiscounted cash flows are less than the carrying amount, the Company records impairment losses for the excess of its carrying value over the estimated fair value. The development of future cash flows and the estimate of fair value represent its best estimates based on industry trends and reference to market transactions and are subject to variability. The Company considers the factors within the fair value analysis to be Level 3 inputs within the fair value hierarchy. Due to certain economic factors related to oil prices and rig counts, during 2015, an impairment loss of $1.3 million related to other intangible assets was recognized within impairment of intangible assets in the consolidated statements of operations. The impairment related to certain intangible assets within the Company's Water Solutions segment. The Company determined that triggering events existed during 2016 resulting in an evaluation of the recoverability of the carrying value of certain property and equipment. As a result of this evaluation, the Company recorded impairment of property and equipment of $60.0 million related to the Company's Water Solutions segment. See Note 11—Fair Value Measurement for further discussion.

        The Company conducts its annual goodwill impairment test in the fourth quarter each year, or more frequently if indicators of impairment exist. The Company's annual impairment tests utilize discounted cash flow projections using weighted average cost of capital calculations based on capital structures of publicly traded peer companies to determine the fair value of its reporting units. The Company's reporting units are based on its organizational and reporting structure.

        If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the reporting unit's goodwill is less than its carrying value. Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets (including goodwill) and liabilities to reporting units and determining the fair value. The determination of reporting unit fair value relies upon certain estimates and assumptions. These estimates and assumptions are affected by numerous factors, including the general economic environment and levels of exploration and production activity of oil and natural gas companies. The Company considers these factors to be Level 3 inputs within the fair value hierarchy.

        While the Company believes that the estimates and assumptions used in its annual impairment tests are reasonable, changes in these estimates and assumptions could impact the determination of its reporting unit fair value. Due to certain economic factors related to oil prices and rig counts during 2015, an impairment loss of $20.1 million related to goodwill was recognized in the consolidated statements of operations for the year ended December 31, 2015. The Company determined that additional triggering events were present during 2016 resulting in a goodwill impairment assessment of $138.5 million, primarily related to the Company's Water Solutions segment. See Note 6—Goodwill and Other Intangible Assets and Note 11—Fair Value Measurement for further discussion.

        Asset retirement obligations:    The asset retirement obligation ("ARO") liability reflects the present value of estimated costs of plugging, site reclamation, and similar activities associated with the

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company's salt water disposal wells. The Company utilizes current retirement costs to estimate the expected cash outflows for retirement obligations. The Company also estimates the productive life of the disposal wells, a credit-adjusted risk-free discount rate, and an inflation factor in order to determine the current present value of this obligation. The Company's ARO liabilities are included in accrued expenses and other current liabilities and other long term liabilities during the years ended December 31, 2016 and 2015.

        The change in asset retirement obligations is as follows:

(in thousands)	2016	2015
Balance at beginning of year	1,483	1,560
Accretion expense, included in Depreciation and Amortization expense	155	150
Change in estimate	30	(60)
Settlements	—	(167)

Balance at end of year	1,668	1,483

        Self-insurance:    The Company self-insures, through deductibles and retentions, up to certain levels for losses related to general liability, workers' compensation and employer's liability, and vehicle liability. The Company's exposure (i.e. the retention or deductible) per occurrence is $1.0 million for general liability, $1.0 million for workers' compensation and employer's liability, and $1.0 million for vehicle liability. The Company also has an excess loss policy over these coverages with a limit of $50.0 million in the aggregate. Management regularly reviews its estimates of reported and unreported claims and provide for losses through reserves. Prior to June 1, 2016, the Company was self-insured for group medical claims subject to a deductible of $250 thousand for large claims. As of June 1, 2016, the Company is fully-insured for group medical.

        Employee benefit plans:    The Company sponsors a defined contribution 401(k) Profit Sharing Plan (the "401(k) Plan") for the benefit of substantially all employees of the Company. The 401(k) Plan allows eligible employees to make tax-deferred contributions, not to exceed annual limits established by the Internal Revenue Service. Prior to December 4, 2015, the Company made matching contributions of 100% of employee contributions, up to 4% of compensation. These matching contributions were vested immediately. Effective December 4, 2015, the employer match was discontinued for all employees. The Company did not make any matching contributions for the year ended December 31, 2016. The Company's contributions were $1.9 million for the year ended December 31, 2015.

        Revenue recognition:    The Company recognizes revenue when it is realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller's price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. Services are typically priced on a throughput, day-rate, hourly-rate, or per-job basis depending on the type of services provided. The Company's services are generally governed by a service agreement or other persuasive evidence of an arrangement that include fixed or determinable fees and do not generally include right of return provisions or other significant post-delivery obligations. Collectability is reasonably assured

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

based on the establishment of appropriate credit qualification prior to services being rendered. Revenue generated by each of the Company's segments are outlined as follows:

  Water Solutions—The Company's Water Solutions segment provides water-related services to customers, including the sourcing and transfer of water; the containment of fluids; measuring and monitoring of water; the filtering and treatment of fluids, well testing and handling, transportation, and recycling or disposal of fluids. Revenue from water solutions is primarily based on a per-barrel price or other throughput metric as specified in the contract. We recognize revenue from water solutions when services are performed.

  The Company's agreements with its customers are often referred to as "price sheets" and sometimes provide pricing for multiple services. However, these agreements generally do not authorize the performance of specific services or provide for guaranteed throughput amounts. As customers are free to choose which services, if any, to use based on the Company's price sheet, the Company prices its separate services on the basis of their standalone selling prices. Customer agreements generally do not provide for performance-, cancellation-, termination-, or refund-type provisions. Services based on price sheets with customers are generally performed under separately-issued "work orders" or "field tickets" as services are requested. Of the Company's Water Solutions service lines, only sourcing and transfer of water are consistently provided as part of the same arrangement. In these instances, revenue for both sourcing and transfer are recognized concurrently when delivered.

  Accommodations and Rentals—The Company's Accommodations and Rentals segment provides workforce accommodations and surface rental equipment. Accommodation services include trailer housing and mobile home units for field personnel. Equipment rentals are related to the accommodations and include generators, sewer and water tanks, and communication systems. Revenue from accommodations and equipment rental is typically recognized on a day-rate basis.

  Wellsite Completion and Construction Services—The Company's Wellsite Completion and Construction Services segment provides crane and logistics services, wellsite and pipeline construction, and field services. Revenue for heavy-equipment rental is typically recognized on a day-rate basis. Construction or field personnel revenue is based on hourly rates or on a per-job basis as services are performed.

        Equity-based compensation:    The Company accounts for equity-based awards by measuring the awards at the date of grant and recognizing the grant-date fair value as an expense using either straight-line or accelerated attribution, depending on the specific terms of the award agreements over the requisite service period, which is usually equivalent to the vesting period. The Company expenses awards with graded-vesting service conditions on a straight-line basis.

        The Company has liability awards that are expected to be settled in cash. Liability awards are recorded as accrued liabilities based on the estimated fair value of the awards expected to vest and are remeasured at each reporting date until settled. These awards are subject to revision based on the impact of certain performance conditions associated with the incentive plans. See Note 9—Equity-based Compensation for further discussion.

        Foreign currency:    For its subsidiaries in Canada, where the local currency is the functional currency, the Company historically translated assets and liabilities using the exchange rates in effect at the balance sheet dates, while income and expense items were translated using average exchange rates

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

during the period. The resulting gains or losses arising from the translation of accounts from the functional currency to the U.S. Dollar were reported in the consolidated statements of comprehensive income (loss). See Note 3—Discontinued Operations for further discussion.

        Derivatives and hedging:    The Company accounts for certain interest rate swaps as cash flow hedges. Management formally assesses both at the hedge's inception and on an ongoing basis that the derivative will be highly effective in offsetting changes in cash flows of the related hedged items. The fair values of the derivatives are recognized as either assets or liabilities in the consolidated balance sheets. The effective portions of the changes in fair values of the derivative contracts are initially recorded in accumulated other comprehensive income and reclassified into the statement of operations in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. The ineffective portion of the gains or losses on the derivative contracts, if any, is recognized in the consolidated statement of operations as it is incurred. See Note 10—Derivative Financial Instruments for further discussion.

        Fair value measurements:    The Company measures certain assets and liabilities pursuant to accounting guidance which establishes a three-tier fair value hierarchy and prioritizes the inputs used in measuring fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices or other market data for similar assets and liabilities in active markets, or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability. Level 3 inputs are unobservable inputs based upon its own judgment and assumptions used to measure assets and liabilities at fair value. See Note 11—Fair Value Measurement for further discussion.

        Income taxes:    Select Energy Services is subject to U.S. federal and state income taxes as a corporation. SES Holdings and its subsidiaries, with the exception of certain corporate subsidiaries, are treated as flow-through entities for U.S. federal income tax purposes, and as such, are generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to their taxable income is passed through to their members or partners. Accordingly, the Company is subject to U.S. federal income taxation on its allocable share of SES Holdings' net U.S. taxable income. The state of Texas includes in its tax system a franchise tax applicable to the Company and an accrual for franchise taxes is included in the financial statements when appropriate.

        The Company and its subsidiaries account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled pursuant to the provisions of Accounting Standards Codification ("ASC") 740, Income Taxes. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

        Due to significant operating losses during historical periods, the Company determined that any deferred tax assets that would result from giving pro forma effect to the reorganization and 144A Offering would be fully offset by a valuation allowance. As a result, the pro forma tax effect and impact on earnings per share data would be zero.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The determination of the provision for income taxes requires significant judgment, use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes through the provision for income taxes. The Company recognizes interest and penalties relating to uncertain tax provisions as a component of tax expense. The Company identified no uncertain tax positions as of December 31, 2016 and 2015. See Note 13—Income Taxes for further discussion.

        Pro forma earnings per share (unaudited):    The computation of unaudited pro forma earnings per share of $(4.62) per share gives effect to (1) the reorganization and 144A Offering transactions as described in the notes to consolidated financial statements and (2) the issuance of 8,700,000 shares of Class A common stock to be offered in the Company's initial public offering as if both of these transactions occurred as of January 1, 2016. If the computation of unaudited pro forma earnings per share were to only give effect to the issuance of shares of Class A common stock in the initial public offering that would be required to be sold to extinguish "as adjusted" total long-term debt related to the Permian Acquisition for the period subsequent to the reorganization and 144A Offering transactions, it would result in basic and diluted pro forma net loss per share attributable to Class A-1 and Class A stockholders of $(0.05).

        Recent accounting pronouncements:    In May 2014, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update ("ASU") on a comprehensive new revenue recognition standard that will supersede ASC 605, Revenue Recognition. The new accounting guidance creates a framework under which an entity will allocate the transaction price to separate performance obligations and recognize revenue when each performance obligation is satisfied. Under the new standard, entities will be required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation, and determining when an entity satisfies its performance obligations. The standard allows for either "full retrospective" adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up as of the earliest period presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up as of the current period. In August 2015, the FASB decided to defer the original effective date by one year to be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019 for nonpublic entities. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures and has not yet determined the method by which it will adopt the standard.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In August 2014, the FASB issued an ASU which requires management to assess a company's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. Before this new standard, there was minimal guidance in U.S. GAAP specific to going concern. Under the new standard, disclosures are required when conditions give rise to substantial doubt about a company's ability to continue as a going concern within one year from the financial statement issuance date. The new standard applies to all entities and is effective for the annual period ending after December 15, 2016, and all annual and interim periods thereafter. The Company's adoption of this new guidance during the year ended December 31, 2016 did not have a material impact on its consolidated financial statements and related disclosures.

        In April 2015, the FASB issued an accounting standards update that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying value of that debt liability, consistent with debt discounts. The guidance is effective retrospectively for fiscal years, beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016, for nonpublic entities. Early adoption is permitted for financial statements that have not been previously issued. The Company adopted this guidance in 2016 and retrospectively reclassified $2.9 million of debt issuance costs that was previously presented as other long term assets to a direct deduction from the carrying value of short-term and long-term debt within the consolidated balance sheets as of December 31, 2015.

        In November 2015, the FASB issued an accounting standards update which amends existing guidance on income taxes to require the classification of all deferred tax assets and liabilities as noncurrent on the balance sheet. The pronouncement is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 for nonpublic entities, and may be applied either prospectively or retrospectively. The Company plans to adopt this guidance during the year ended December 31, 2017 and does not expect the adoption to have a material impact on its consolidated financial statements and related disclosures.

        In February 2016, the FASB issued an accounting standards update for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, for nonpublic entities using a modified retrospective approach. Early adoption is permitted. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures and has not yet determined the method by which it will adopt the standard.

        In March 2016, the FASB issued an accounting standards update that provides a new requirement to record all of the tax effects related to share-based payments at settlement (or expiration) through the income statement. This pronouncement is effective for annual reporting periods beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018, for

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

nonpublic entities. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures.

        In August 2016, the FASB issued an accounting standards update addressing the classification and presentation of eight specific cash flow issues that currently result in diverse practices. The amendments provide guidance in the presentation and classification of certain cash receipts and cash payments in the statement of cash flows including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, and distributions received from equity method investees. This pronouncement is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, for nonpublic entities. The amendments in this ASU should be applied using a retrospective approach. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures.

        In January 2017, the FASB issued an accounting standards update clarifying the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This pronouncement is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, for nonpublic entities. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures.

NOTE 3—DISCONTINUED OPERATIONS

        During the year ended December 31, 2016, there were no activities or cash flows related to discontinued operations.

        During the year ended December 31, 2015, the Company completed the liquidation of certain Canadian subsidiaries disposed of during 2014. The results of operations related to discontinued operations consisted of other (income) expense, net in the amount of $21 thousand within the consolidated statement of operations for the year ended December 31, 2015.

        The cash flows from discontinued operations were as follows:

Year Ended December 31, 2015
(in thousands)
Net cash provided by operating activities	$400
Net cash provided by investing activities	679
Net cash used in financing activities	(1,678)
Effect of exchange rate changes on cash	75

Net increase in cash	$(524)

NOTE 4—EXIT AND DISPOSAL ACTIVITIES

        Due to a reduction in industry activity from 2014, the Company made the decision to close 15 facilities and consolidate operations for the purpose of improving operating efficiencies. The Company

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—EXIT AND DISPOSAL ACTIVITIES (Continued)

recorded $19.4 million of charges related to exit and disposal activities and reclassified $1.1 million of deferred rent related to accrued lease obligations related to exited facilities. The Company had a remaining balance of $19.1 million, inclusive of a short-term balance of $3.1 million in accrued expenses and other current liabilities, as of December 31, 2016 related to accrued lease obligations and terminations at exited facilities within its Water Solutions segment. As of December 31, 2016, the Company has completed its exit from underperforming facilities but will continue to make non-cancelable lease payments for related facilities through the year ended 2027. The Company's abandonment of these facilities is not a part of a formalized exit plan.

	Balance as of December 31, 2015	Provision during the year ended December 31, 2016	Payments during the year ended December 31, 2016	Balance as of December 31, 2016
	(in thousands)
Lease obligations and terminations	$—	$19,423	$1,423	$18,000
Reclassification of deferred rent	—			1,069

Total	$—			$19,069

NOTE 5—PROPERTY AND EQUIPMENT

        Property and equipment consists of the following as of December 31, 2016 and 2015:

	December 31,
	2016	2015
	(in thousands)
Land	$8,593	$9,924
Buildings and leasehold improvements	83,352	82,834
Vehicles and equipment	24,114	8,993
Machinery and equipment	534,303	550,489
Computer equipment and software	11,102	10,256
Office furniture and equipment	4,275	4,329
Disposal wells	67,566	63,771
Helicopters	497	497
Construction in progress	5,584	5,325

	739,386	736,418
Less accumulated depreciation and impairment	(490,519)	(367,726)

Total property and equipment, net	$248,867	$368,692

        Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As a result of declines in industry activity, the Company decided to shut-in certain disposal wells and abandon certain machinery and equipment and facilities at underperforming yards. As a result of these decisions, the Company evaluated the recoverability of the carrying value of certain property and equipment. The Company utilized a variety of methods to determine if the impairment of the asset was necessary. These methods included the use of long-term forecasts of the future revenues and costs related to the assets subject to

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—PROPERTY AND EQUIPMENT (Continued)

review, estimated salvage value, and appraisals. For shut-in disposal wells, long-term forecasts of the future revenue and costs related to the assets were utilized to determine the impairment. The Company impaired machinery and equipment to its estimated salvage value, while owned buildings and land related to certain abandoned facilities at underperforming yards were impaired to appraisal values. Leasehold improvements related to leased abandoned facilities were fully impaired to the extent the Company determined there was no future value. As a result of these assessments, the Company recorded impairment of property and equipment of $60.0 million related to the Company's Water Solutions segment.

        The Company had no capital lease obligations as of December 31, 2016 and 2015.

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS

        Goodwill is evaluated for impairment on at least an annual basis, or more frequently if indicators of impairment exist. As a result of triggering events during 2015, the Company conducted its goodwill impairment test as of September 30, 2015 and recognized the impairment presented below. The Company determined that additional triggering events were present during the first half of 2016 resulting in an additional impairment assessment also as indicated below. The annual impairment tests are based on Level 3 inputs. The changes in the carrying amounts of goodwill by reportable segment for the years ended December 31, 2016 and 2015 are as follows:

	Water Solutions	Wellsite Completion and Construction Services	Accommodations and Rentals	Total
	(in thousands)
Balance as of December 31, 2014	$157,902	$12,242	$995	$171,139
Impairment	(20,136)	—	—	(20,136)
Dispositions	(232)	—	—	(232)

Balance as of December 31, 2015	137,534	12,242	995	150,771

Impairment	(137,534)	—	(995)	(138,529)

Balance as of December 31, 2016	$—	$12,242	$—	$12,242

        The components of other intangible assets are as follows:

	December 31, 2016
	Gross Value	Accumulated Amortization	Net Value
	(in thousands)
Customer relationships	$56,826	$48,236	$8,590
Other	5,491	2,495	2,996

Total other intangible assets	$62,317	$50,731	$11,586

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

	December 31, 2015
	Gross Value	Accumulated Amortization	Net Value
	(in thousands)
Customer relationships	$56,826	$40,163	$16,663
Other	4,924	1,747	3,177

Total other intangible assets	$61,750	$41,910	$19,840

        Intangibles obtained through acquisitions are initially recorded at estimated fair value based on preliminary information which is subject to change until final valuations are obtained. Customer relationships and non-compete agreements are being amortized over estimated useful lives ranging from five to seven years and three to five years, respectively. Other intangible assets primarily relate to certain water rights that are amortized over estimated useful lives ranging from three to eight years.

        Amortization expense was $8.7 million and $9.3 million for the years ended December 31, 2016 and 2015, respectively.

        Future estimated amortization expense for other intangible assets as of December 31, 2016 for the next five succeeding years is expected to be as follows:

Year Ending December 31,	Amount
(in thousands)
2017	$7,473
2018	1,607
2019	166
2020	166
2021	166

NOTE 7—DEBT

        The Company had no debt outstanding as of December 31, 2016. The Company's long-term debt, net of debt issuance costs of $2.9 million, consisted of the following as of December 31, 2015:

As of December 31, 2015
(in thousands)
Revolving line of credit	$170,990
Credit facility term loan	96,656

Total debt	267,646
Less current maturities of long-term debt	22,305

Long-term debt	$245,341

Credit facility term loans and revolving line of credit

        Select Energy Services has a senior secured credit facility originally executed in May of 2011 which has been amended over time. The credit facility was amended on October 30, 2015 to reduce the total credit facility to $355.0 million, comprising a $105.0 million term loan and a $250.0 million revolving

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—DEBT (Continued)

line of credit. Effective September 22, 2016, the Company amended its credit facility to amend certain provisions related to leverage ratio covenants and reduced the revolving line of credit to $215.0 million. Effective December 20, 2016, the Company amended its senior secured credit facility to extend the maturity date from February 28, 2018 to February 28, 2020 and reduce the revolving line of credit to $100 million. The agreement also amended certain financial covenants and restrictions and outlined a new pricing grid that is effective after receipt of the third quarter 2017 compliance certificate. Accrued interest is payable at the end of each quarter. The credit facility has a variable interest rate that ranges from either (i) the London interbank rate ("LIBOR") plus a margin for Eurodollar advances or (ii) the applicable base rate plus a margin for base rate advances based on the Company's leverage ratio as outlined below. In addition, a commitment fee related to the revolving line of credit is payable at the end of each calendar quarter based on a rate of 0.500% per annum on any unused portion of the commitment under the credit agreement.

Leverage Ratio After Receipt of Third Quarter 2017 Compliance Certificate	Eurodollar Advances	Base Rate Advances
< 4.00	4.00%	3.00%
≥ 4.00	4.50%	3.50%

Leverage Ratio After Receipt of Third Quarter 2017 Compliance Certificate	Eurodollar Advances	Base Rate Advances
< 2.00	3.00%	2.00%
≥ 2.00 < 2.50	3.25%	2.25%
≥ 2.50 < 3.00	3.50%	2.50%
≥ 3.00 < 3.50	3.75%	2.75%
≥ 3.50 < 4.00	4.00%	3.00%
≥ 4.00	4.50%	3.50%

        Select Energy Services had no debt outstanding under the revolving line of credit as of December 31, 2016 and $173.0 million outstanding as of December 31, 2015. The weighted-average interest rate of outstanding borrowings under the revolving line of credit was 3.25% as of December 31, 2015. The borrowing capacity under the revolving line of credit was reduced by outstanding letters of credit of $16.3 million and $14.8 million as of December 31, 2016 and 2015, respectively. The Company's letters of credit have a variable interest rate between 3.00% and 4.50% based on the Company's leverage ratio as outlined above. The unused portion of the available borrowings under the revolving line of credit was $83.7 million and $62.2 million at December 31, 2016 and 2015, respectively.

        In connection with amending its credit facility, the Company incurred $4.5 million and $1.2 million of debt issuance costs during the years ended December 31, 2016 and 2015. Debt issuance costs are amortized to interest expense over the life of the debt to which they pertain. Total unamortized debt issuance costs as of December 31, 2016 and 2015 were $3.9 million and $2.9 million, respectively. As there are no drawn borrowings as of December 31, 2016, unamortized debt issuance costs are presented as a deferred asset. For December 31, 2015, unamortized debt issuance costs are presented as a direct deduction from the carrying value of the associated debt instruments.

        The Company's obligations under its senior secured credit facility are secured by substantially all of its assets. The credit facility contains customary events of default and covenants and limits its ability to

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—DEBT (Continued)

incur additional indebtedness, pay dividends or make other distributions, create liens and sell assets. The Company was in compliance with all debt covenants as of December 31, 2016.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Operating leases

        Select Energy Services is party to non-cancelable leases for operating locations, equipment and office space. Rent under the operating lease agreements is recognized ratably over the lease term. Total expenses incurred under these operating lease agreements for the years ended December 31, 2016 and 2015 was $21.6 million and $39.2 million, respectively. In January 2016 the Company bought out vehicle operating leases at a total purchase price of $16.2 million.

        The Company has the following operating lease commitments under non-cancelable lease terms as of December 31, 2016:

Year Ending December 31,	Amount(1)
(in thousands)
2017	$13,407
2018	11,976
2019	7,297
2020	7,269
2021	7,145
Thereafter	37,661

Total	$84,755

(1)
The Company's operating lease commitments under non-cancelable lease terms as of December 31, 2016 include $40.3 million of lease payments related to facilities that are included within the accrual for exit and disposal activities. Refer to Note 4—Exit and Disposal Activities for further discussion.

Litigation

        The Company is named from time to time in various legal proceedings in the ordinary course of business. The legal proceedings are at different stages; however, the Company does not believe the resolution of any of these proceedings would be material to its financial position or results of operations.

General Business Risk

        As discussed in Note 1, the substantial majority of Company's customers are in the oil and gas industry. The oil and gas industry is currently facing unique challenges due to the continued volatility and depressed state of oil and gas prices.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—EQUITY-BASED COMPENSATION

        The 2011 Equity Incentive Plan, ("2011 Plan") was approved by the Predecessor's board of managers in April 2011. In conjunction with the 144A Offering, the Company adopted a long-term incentive plan (the "2016 Plan") for employees, consultants and directors of the Company and its affiliates. Options that were outstanding under the 2011 Plan prior to the 144A Offering were cancelled and replaced with new options under the 2016 Plan. The maximum number of shares that may be issued pursuant to the 2016 Plan shall not exceed 4,600,000 shares of Class A common stock plus 8% of any shares of Class A common stock sold in any underwritten public offering, subject to adjustment in the event of recapitalization or reorganization, or related to forfeitures or the expiration of awards. Equity options are granted with terms not to exceed ten years. Phantom Awards granted under the Plan, upon vesting, entitle the Participant to receive an amount of cash based on the value of the underlying equity instrument.

Equity option awards

        Equity options were granted with an exercise price equal to or greater than the fair market value of its underlying equity instrument as of the date of grant. The Company values its equity on a quarterly basis using a market approach that includes a comparison to publicly traded peer companies using earnings multiples based on their market values and a discount for lack of marketability. The fair value measurement relies on Level 3 inputs. The estimated fair value of its equity options is expensed over their vesting period, which is generally three years. However, certain awards that were granted during 2016 in replacement of cancelled awards were vested immediately. The Company utilizes the Black-Scholes model to determine fair value, which incorporates assumptions to value equity-based awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. At this time, there is no public market for the Company's equity. Therefore, the Company considers the historic volatility of publicly traded peer companies when determining the volatility factor. The expected life of the options is based on a formula considering the vesting period and term of the options awarded, which is generally seven years. On December 20, 2016, outstanding equity options of SES Holdings were exchanged for equivalent equity options in Select Energy Services. There was no incremental compensation expense recorded as a result of the exchange.

        A summary of its equity option activity and related information is as follows:

	December 31, 2016		December 31, 2015
	Unit Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Beginning balance	973,410	$16.16	1,262,220	$16.34
Granted	204,245	16.17	—	—
Cancelled	(556,934)	15.79	(288,810)	16.93

Ending balance	620,721	$16.50	973,410	$16.16

        The weighted-average grant date fair value of equity options granted during the year ended December 31, 2016 was $1.84. The table below presents the assumptions used in determining the fair

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—EQUITY-BASED COMPENSATION (Continued)

value of certain equity options previously cancelled that were regranted during the year ended December 31, 2016.

	$14.33 Strike	$20.61 Strike
Underlying Equity	$6.08	$6.08
Strike Price	$14.33	$20.61
Dividend Yield (%)	0.0%	0.0%
Risk free rate (%)	0.86%	0.86%
Volatility (%)	63.0%	63.0%
Expected Term (Years)	5	5

        The Company recognized approximately $0.3 million and $0.7 million of compensation expense related to equity options during the years ended December 31, 2016 and 2015, respectively.

        The Company's fully vested equity option activity and related information is as follows:

	December 31, 2016		December 31, 2015
	Vested Units	Weighted Average Exercise Price	Vested Units	Weighted Average Exercise Price
Beginning balance	905,698	$16.30	852,736	$17.19
Vested	229,747	15.96	257,973	14.69
Cancelled	(514,724)	15.91	(205,011)	17.99

Ending balance	620,721	$16.50	905,698	$16.30

        The weighted-average remaining contractual term of outstanding vested equity at December 31, 2016 and 2015 was 2.50 and 3.50, respectively. All vested outstanding equity options are currently exercisable; however, the exercise price of 197,294 equity options, with a weighted-average exercise price of $20.81, exceed the price of the underlying equity instruments.

Phantom awards

        The Company's Phantom Awards are cash settled awards contingent upon meeting certain equity returns and a liquidation event. The distribution amount is based on the fair value of the underlying equity at the time of the liquidation event with a maximum value of $7.53 per Phantom Award. As a result of the cash-settlement feature of these awards, the Company considers these awards to be liability awards, which are measured at fair value at each reporting date and the pro rata vested portion of the award is recognized as a liability to the extent that the performance condition is deemed probable. No compensation expense has been recognized to date due to the non-occurrence of the

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—EQUITY-BASED COMPENSATION (Continued)

performance condition, which is not yet considered probable. Activity related to the Company's Phantom Awards is as follows:

	For the year ended December 31,
	2016	2015
Beginning balance	1,289,472	995,991
Granted	158,031	524,554
Cancelled	(19,920)	(231,073)

Ending balance	1,427,583	1,289,472

NOTE 10—DERIVATIVE FINANCIAL INSTRUMENTS

        The Company had variable rate debt outstanding which is subject to interest rate risk based on volatility in underlying interest rates. In April 2013, the Company entered into a pay fixed, receive variable interest rate swap, with an aggregate notional amount of $125.0 million, which the Company designated as a cash flow hedge. The derivative contract matured in April 2016. The change in value and amounts reclassified to interest expense during years ended December 31, 2015 and 2016, are nominal. The fair value measurement of the interest rate swap agreement was based on Level 2 inputs. See Note 11—Fair Value Measurement for further discussion.

        The table below summarizes the fair value and classification of the Company's derivative instruments:

		As of December 31,
Classification	Balance Sheet Location	2016	2015
		(in thousands)
Liabilities:
Current liability	Accrued expenses and other current liabilities	$—	$7
Long-term liability	Other long-term liabilities	—	—

Total liabilities		$—	$7

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        Changes in the fair values of the Company's derivative instruments are presented on a net basis in the accompanying consolidated statements of operations. Changes in the fair value of the Company's interest rate swap derivative instruments are as follows:

	Year Ended December 31,
Derivatives designated as cash flow hedges	2016	2015
	(in thousands)
Beginning fair value of interest rate swap derivative instruments	$(7)	$(68)
Amount of unrealized losses recognized in OCI	(106)	(277)
Amount of gains reclassified from AOCI to earnings (effective portion)	113	338

Net change in fair value of interest rate swap derivative instruments	7	61

Ending fair value of interest rate swap derivative instruments	$—	$(7)

NOTE 11—FAIR VALUE MEASUREMENT

        The Company utilizes fair value measurements to measure assets and liabilities in a business combination or assess impairment of property and equipment, intangible assets and goodwill. Fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in an orderly transaction between market participants at the measurement date. Further, ASC 820, Fair Value Measurements, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and includes certain disclosure requirements. Fair value estimates are based on either (i) actual market data or (ii) assumptions that other market participants would use in pricing an asset or liability, including estimates of risk.

        ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

  Level 1—Unadjusted quoted prices for identical assets or liabilities in active markets.

  Level 2—Quoted prices for similar assets or liabilities in non-active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3—Inputs that are unobservable and significant to the fair value measurement (including the Company's own assumptions in determining fair value).

        A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers into, or out of, the three levels of the fair value hierarchy for the years ended December 31, 2016 and 2015.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—FAIR VALUE MEASUREMENT (Continued)

Assets and liabilities measured at fair value on a recurring basis

        The Company estimated the fair value of derivative instruments using the market approach via a model that uses inputs that are observable in the market or can be derived from, or corroborated by, observable data. See Note 10—Derivatives Financial Instruments for further discussion.

        The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
	(In thousands)
As of December 31, 2016
Financial liabilities
Interest rate swap derivative instrument	$—	$—	$—	$—
As of December 31, 2015
Financial liabilities
Interest rate swap derivative instrument	$—	$(7)	$—	$(7)

Assets and liabilities measured at fair value on a non-recurring basis

        Nonfinancial assets and liabilities measured at fair value on a non-recurring basis include certain nonfinancial assets and liabilities as may be acquired in a business combination and measurements of goodwill and intangible impairment. As there is no corroborating market activity to support the assumptions used, the Company has designated these measurements as Level 3.

        Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. The development of future cash flows and the estimate of fair value represent the Company's best estimates based on industry trends and reference to market transactions and are subject to variability.

        The Company conducts its annual goodwill impairment test in the fourth quarter each year, or more frequently if indicators of impairment exist. As a result of triggering events during 2015, the Company conducted its goodwill impairment test as of September 30, 2015. The Company determined that additional triggering events were present during 2016 resulting in an additional impairment assessment. The Company's annual impairment test utilizes discounted cash flow projections using weighted average cost of capital calculations based on capital structures of publicly traded peer companies to determine the fair value of its reporting units. The Company's reporting units are based on its organizational and reporting structure. Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets (including goodwill) and liabilities to reporting units and determining the fair value. The determination of reporting unit fair value relies upon certain estimates and assumptions. These estimates and assumptions are affected by numerous factors, including the general economic environment and levels of exploration and production activity of oil and natural gas companies.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—FAIR VALUE MEASUREMENT (Continued)

        The Company's estimates of fair value have been determined at discrete points in time based on relevant information. These estimates involve uncertainty and cannot be determined with precision. There were no significant changes in valuation techniques or related inputs for the years ended December 31, 2016 and 2015.

        The following table presents information about the Company's assets measured at fair value on a non-recurring basis for the years ended December 31, 2016 and 2015.

	Fair Value Measurements Using
				Carrying Value(1)
	Level 1	Level 2	Level 3		Impairment
	(in thousands)
Year Ended December 31, 2016
Goodwill	$—	$—	$—	$138,529	$138,529
Intangible Assets	—	—	—	137	137
Fixed Assets	—	—	23,188	83,214	60,026
Year Ended December 31, 2015
Goodwill	$—	$—	$—	$20,136	$20,136
Intangible Assets	—	—	—	1,230	1,230

(1)
Amount represents carrying value at the date of assessment.

Other fair value considerations

        The carrying values of the Company's current financial instruments, which include cash and cash equivalents, accounts receivable trade and accounts payable, approximate their fair value at December 31, 2016 and 2015 due to the short-term maturity of these instruments. The Company had no outstanding debt as of December 31, 2016. The carrying value of debt as of December 31, 2015 approximates fair value due to variable market rates of interest. These fair values, which are Level 3 measurements, were estimated based on the Company's incremental borrowing rates for similar types of borrowing arrangements, when quoted market prices were not available. The estimated fair values of the Company's financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

NOTE 12—RELATED PARTY TRANSACTIONS

        The Company considers its related parties to be those members who are beneficial owners of more than 5.0% of its common stock, executive officers, members of its board of directors or immediate family members of any of the foregoing persons. The Company has entered into a significant number of transactions with related parties. The Company's board of directors regularly reviews these transactions. Notwithstanding this, its results of operations may be different if these transactions were conducted with non-related parties. During the year ended December 31, 2016, sales to related parties were $1.2 million. Purchases from related party vendors were $4.3 million during the year ended December 31, 2016. These purchases comprised $1.0 million relating to purchases of property and equipment, $0.2 million relating to inventory and consumables, $1.1 million relating to rent of certain equipment or other services used in operations, and $2.0 million relating to management, consulting and other services. During the year ended December 31, 2015, sales to related parties were $4.1 million. Purchases from related party vendors were $8.6 million during the year ended

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—RELATED PARTY TRANSACTIONS (Continued)

December 31, 2015. These purchases comprised $4.0 million relating to purchases of property and equipment, $0.9 million relating to inventory and consumables, $1.0 million relating to rent of certain equipment or other services used in operations, and $2.7 million relating to management, consulting and other services.

Tax receivable agreements

        In connection with the 144A Offering, the Company entered into two tax receivable agreements (the "Tax Receivable Agreements") with Legacy Owner Holdco, Crestview GP, and certain affiliates of Predecessor unitholders (collectively, the "TRA Holders").

        The first of the Tax Receivable Agreements, which the Company entered into with Legacy Owner Holdco and Crestview GP, generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of the Company's acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's SES Holdings, LLC common units in connection with the 144A Offering or pursuant to the exercise of the Exchange Right or the Company's Call Right and (ii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments the Company makes under such Tax Receivable Agreement.

        The second of the Tax Receivable Agreements, which the Company entered into with an affiliate of the Contributing Legacy Owners, generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to the Company as a result of certain reorganization transactions entered into in connection with the 144A Offering and (ii) imputed interest deemed to be paid by the Company as a result of any payments the Company makes under such Tax Receivable Agreement.

        See Note 13—Income Taxes for further discussion of amounts recorded in connection with the 144A Offering.

NOTE 13—INCOME TAXES

        Following the 144A Offering, the Company is subject to U.S. federal and state income taxes as a corporation. Prior to the 144A Offering, the Predecessor only recorded a provision for Texas franchise tax and federal and state provisions for certain corporate subsidiaries as the Predecessor's taxable income or loss was includable in the income tax returns of the individual partners and members. Specifically, SES Holdings and its subsidiaries, with the exception of certain corporate subsidiaries, are treated as flow-through entities for U.S. federal income tax purposes, and as such, are generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income is passed through to its members or partners. Accordingly, the Select Energy Services will recognize a tax liability on its share of SES Holdings' pre-tax book income, exclusive of the

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—INCOME TAXES (Continued)

noncontrolling interest for periods following the 144A Offering. The components of the federal and state income tax expense (benefit) are summarized as follows:

	Year Ended December 31,
	2016	2015
	(in thousands)
Current tax expense
Federal	$—	$341
State	275	836

Total current expense	275	1,177

Deferred tax expense (benefit)
Federal	(841)	(785)
State	42	(68)

Total deferred benefit	(799)	(853)

Total income tax provision (benefit)	$(524)	$324

Tax expense (benefit) attributable to controlling interests	$(179)	$324
Tax benefit attributable to noncontrolling interests	(345)	—

Total income tax expense (benefit)	$(524)	$324

        A reconciliation of the Company's provision for income taxes as reported and the amount computed by multiplying income before taxes, less noncontrolling interest, by the U.S. federal statutory rate of 35%:

Year Ended December 31, 2016
(in thousands)
Provision calculated at federal statutory income tax rate:
Net income before taxes	$(313,948)
Statutory rate	35%
Income tax benefit computed at statutory rate	(109,882)
Less: Noncontrolling interests	109,230

Income tax benefit attributable to controlling interests	(652)
State and local income taxes, net of federal benefit	87
Change in valuation allowance	386

Tax benefit attributable to controlling interests	(179)
Tax benefit attributable to noncontrolling interests	(345)

Total income tax benefit	$(524)

        For the year ended December 31, 2015, the calculation is not applicable as the Company was not subject to federal income taxes prior to the 144A Offering, with the exception of certain corporate subsidiaries.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—INCOME TAXES (Continued)

        Deferred taxes result from the temporary differences between financial reporting carrying amounts and the tax basis of existing assets and liabilities. As of December 31, 2016 and 2015, the Company had net deferred tax liabilities of $0.6 million and $1.4 million, respectively, which are recorded in other long-term liabilities on the consolidated balance sheets. The principal components of the deferred tax assets (liabilities) are summarized as follows:

	Year Ended December 31,
	2016	2015
	(in thousands)
Deferred tax assets
Section 754 election tax basis adjustment	$3,601	$—
Net operating loss	3,999	—
Credits and other carryforwards	142	—
Investment in consolidated subsidiary SES Holdings, LLC	297	—
Property and equipment	220	—

Total deferred tax assets	8,259	—

Deferred tax liabilities
Property and equipment	—	68
Intangible assets	811	1,343
Noncurrent state deferred tax liability	113	—

Total deferred tax liabilities	924	1,411

Net deferred tax assets (liabilities)	7,335	(1,411)
Valuation allowance	(7,932)	—

Net deferred tax assets (liabilities)	$(597)	$(1,411)

        On the date of the 144A Offering, the Company recorded a net deferred tax asset of $9.7 million related to the step up in tax basis resulting from the purchase by the Company of common units of SES Holdings. This deferred tax asset has a full valuation allowance. As a result, the Company has not recorded a liability for the effect of any associated Tax Receivable Agreement liabilities as the liability is based on the actual cash tax savings, which are not considered probable as of December 31, 2016. See Note 12—Related Party Transactions for further discussion of the Tax Receivable Agreements.

        The Company has a federal net operating loss carryforward of $10.9 million and a state net operating loss carryforward of $3.4 million, which begin to expire in 2031. The tax benefits of the net operating losses are recorded as an asset to the extent that management assesses the utilization of such carryforwards to be more likely than not. When the future utilization of some portion of the carryforwards or other deferred tax assets is determined not to be more likely than not, a valuation allowance is provided to reduce the recorded tax benefits from such assets. As of December 31, 2016, the Company has a valuation allowance of $7.9 million as a result of management's assessment as to the realizability of certain deferred tax assets. Management believes there will be sufficient future taxable income based on the reversal of temporary differences to enable utilization of those deferred tax assets that do not have a valuation allowance recorded against them.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—INCOME TAXES (Continued)

        Separate federal and state income tax returns are filed for Select Energy Services, SES Holdings, and certain consolidated affiliates. The tax years 2012 through 2015 remain open to examination by the major taxing jurisdictions to which the Company is subject to income tax. Select Energy Services and SES Holdings are not currently under any income tax audits.

        Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement methodology for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of December 31, 2016 and 2015 there was no material liability or expense for the periods then ended recorded for payments of interest and penalties associated with uncertain tax positions or material unrecognized tax positions and the Company's unrecognized tax benefits were not material.

NOTE 14—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

        Accumulated other comprehensive income (loss) relates to the Company's interest rate swap financial instrument and consists of the followings:

Accumulated Other Comprehensive Income (Loss)
(in thousands)
Balance as of December 31, 2014	$(68)
Other comprehensive income (loss) before reclassification	(277)
Amounts reclassified from accumulated other comprehensive income (loss)	338

Balance as of December 31, 2015	$(7)
Other comprehensive income (loss) before reclassification	(106)
Amounts reclassified from accumulated other comprehensive income (loss)	113

Balance as of December 31, 2016	$—

        Other comprehensive income (loss) was nominal for the years ended December 31, 2016 and 2015.

NOTE 15—NONCONTROLLING INTERESTS

        The Company has ownership interests in multiple subsidiaries that are consolidated within the Company's financial statements but are not wholly owned. During the year ended December 31, 2016, the Company purchased additional interests from third-parties in certain of these subsidiaries for a total of $0.3 million. As a result of the Company's increased interest in these subsidiaries, the Company reduced its noncontrolling interests by $1.1 million and recognized an increase in Predecessor equity related to the purchase of noncontrolling interests of $0.7 million.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—NONCONTROLLING INTERESTS (Continued)

        The following table summarizes the effects of changes in noncontrolling interests on Predecessor equity for the year ended December 31, 2016:

December 31, 2016
(in thousands)
Net loss prior to 144A Offering	$(306,481)
Transfers from noncontrolling interests:
Increase in Predecessor equity due to purchase of noncontrolling interests	707

Change to Predecessor equity from net loss prior to 144A Offering and transfers from noncontrolling interests	$(305,774)

NOTE 16—EARNINGS PER SHARE

        Earnings per share are based on the amount of income allocated to the shareholders and the weighted-average number of shares outstanding during the period for each class of common stock. The Company's outstanding options are not included in the calculation of diluted weighted average shares outstanding for the periods presented as the effect is antidilutive.

        Earnings related to periods prior to the reorganization and 144A Offering are attributable to the Predecessor. The following table presents the Company's calculation of basic and diluted earnings per share for the year ended December 31, 2016 (dollars in thousands, except share and per share amounts):

Year Ended December 31, 2016
Net loss	$(313,948)
Net loss attributable to Predecessor	306,481
Net loss attributable to noncontrolling interests	6,424

Net loss attributable to Select Energy Services, Inc.	$(1,043)

Allocation of loss attributable to:
Class A-1 stockholders	$(844)
Class A stockholders	(199)
Class B stockholders	—

$(1,043)

Weighted average shares outstanding:
Class A-1—Basic & Diluted	16,100,000

Class A—Basic & Diluted	3,802,972

Class B—Basic & Diluted	38,462,541

Net loss per share attributable to common stockholders:
Class A-1—Basic & Diluted	$(0.05)

Class A—Basic & Diluted	$(0.05)

Class B—Basic & Diluted	$—

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17—SEGMENT INFORMATION

        Select Energy Services is an oilfield services company that provides solutions to the North American onshore oil and natural gas industry. The Company's services are offered through three operating segments. Corporate and other expenses that do not individually meet the criteria for segment reporting are reported separately as Corporate. Each operating segment reflects a reportable segment led by separate segment management that reports directly or indirectly to the Company's chief operating decision maker ("CODM"). The Company's CODM assesses performance and allocates resources on the basis of the following three reportable segments:

        Water Solutions—The Water Solutions segment provides water-related services to customers that include major integrated oil companies and independent oil and natural gas producers. These services include: the sourcing of water; the transfer of the water to the wellsite through permanent pipeline infrastructure and temporary pipe; the containment of fluids off- and on-location; measuring and monitoring of water; the filtering and treatment of fluids, well testing and handling of flowback and produced formation water; and the transportation and recycling or disposal of drilling, completion and production fluids.

        Accommodations and Rentals—The Accommodations and Rentals segment provides workforce accommodations and surface rental equipment supporting drilling, completion and production operations to the U.S. onshore oil and gas industry.

        Wellsite Completion and Construction Services—The Wellsite Completion and Construction Services segment provides oil and natural gas operators with a variety of services, including crane and logistics services, wellsite and pipeline construction and field services. These services are performed to establish, maintain and improve production throughout the productive life of an oil or gas well, or to otherwise facilitate other services performed on a well.

        Financial information as of and for the years ended December 31, 2016 and 2015, by segment, is as follows:

	As of and for the year ended December 31, 2016
	Revenue	Income (loss) before taxes	Depreciation and Amortization	Capital Expenditures	Total Assets
	(in thousands)
Water Solutions	$241,766	$(282,019)	$81,051	$34,458	$331,111
Accommodations and Rentals	27,367	(10,930)	10,841	1,580	38,874
Wellsite Completion and Construction Services	34,094	(4,108)	5,215	288	29,994
Elimination	(828)	—	—	—	—

Loss from operations		(297,057)
Corporate	—	(1,916)	—	—	5,087
Interest expense, net	—	(16,128)	—	—	—
Other income, net	—	629	—	—	—

	$302,399	$(314,472)	$97,107	$36,326	$405,066

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17—SEGMENT INFORMATION (Continued)

	As of and for the year ended December 31, 2015
	Revenue	Income (loss) before taxes	Depreciation and Amortization	Capital Expenditures	Total Assets
	(in thousands)
Water Solutions	$427,592	$(52,757)	$89,271	$34,724	$560,064
Accommodations and Rentals	53,677	(486)	11,475	10,555	52,890
Wellsite Completion and Construction Services	56,299	(3,003)	6,702	3,407	35,384
Elimination	(1,991)	—	—	—	—

Loss from operations		(56,246)
Corporate	—	(12,527)	264	—	1,910
Interest expense, net	—	(13,689)	—	—	—
Other income, net	—	893	—	—	—

	$535,577	$(81,569)	$107,712	$48,686	$650,248

        Revenue by groups of similar products and services are as follows:

	For the year ended December 31,
	2016	2015
	(in thousands)
Water sourcing and transfer(1)	$144,659	$230,354
Well testing and flowback	37,582	75,820
Fluid hauling and disposal	59,214	121,322
Accommodations and rentals	27,151	52,948
Wellsite completion and construction services	33,793	55,133

	$302,399	$535,577

(1)
Includes water sourcing, water transfer, containment, water monitoring, and water treatment and recycling services.

NOTE 18—SUBSEQUENT EVENTS

        On January 23, 2017, the Company issued 10,668 equity options to certain members of the Company's board of directors related to the addition of independent directors and 324,111 equity options to certain employees of the Company with a strike price of $20.00 and terms ranging from seven to ten years. Additionally, the Company granted 2,500 restricted stock units to certain members of the Company's board of directors related to the addition of independent directors and 34,867 restricted stock units to certain employees.

        On February 7, 2017, the Company issued 75,399 equity options to certain employees with a strike price of $20.00 and a term of seven years.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—SUBSEQUENT EVENTS (Continued)

        On February 20, 2017, the Company issued 8,002 equity options to certain employees with a strike price of $20.00 and a term of seven years. Additionally, the Company granted 1,875 restricted stock units to certain employees.

        On February 24, 2017, the Company entered into a purchase and sale agreement to acquire a company in the Permian Basin with proprietary fresh water sources and water transport infrastructure for $56.5 million, with 90% to be paid in cash and 10% to be paid in equity, subject to certain closing adjustments. Closing is expected to be completed before the end of the first quarter of 2017.

        The Company has evaluated subsequent events through March 2, 2017, the date the financial statements are available to be issued.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands, except for number of shares)

	September 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$2,364	$142
Accounts receivable trade, net of allowance for doubtful accounts of $5,730 and $5,552 at September 30, 2017 and December 31, 2016, respectively	186,698	62,862
Inventories	44,241	23,899
Prepaid expenses and other current assets	5,703	5,244
Income taxes receivable	2,267	3,904

Total current assets	241,273	96,051
Property, plant, and equipment, net of accumulated depreciation	160,628	147,551
Other assets:
Goodwill	301,391	209,653
Intangibles, net of accumulated amortization	38,259	23,134
Other long-term assets	920	327

Total other assets	340,570	233,114

Total assets	$742,471	$476,716

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$53,804	$22,205
Accrued liabilities and other current liabilities	43,314	24,057
Current portion of long-term debt	—	10,175
Current portion of capital leases	2,133	2,028

Total current liabilities	99,251	58,465
Long-term debt	78,200	100,381
Capital lease obligations	1,638	3,172
Deferred income taxes, net	15,751	19,758
Other long-term liabilities	2,026	1,933

Total liabilities	196,866	183,709
Commitments and contingencies (Note 11)
Shareholders' equity:
Preferred stock, $0.01 par value; 50,000,000 shares authorized, no shares issued and outstanding	—	—
Class-A-1 common stock, $0.01 par value; 30,000,000 shares authorized, 8,797,500 shares issued and outstanding at September 30, 2017	88	—
Class A common stock, $0.01 par value; 250,000,000 shares authorized, 34,482,060 shares and 30,191,890 shares issued and outstanding at September 30, 2017 and December 31, 2016, respectively	345	302
Class B common stock, $0.01 par value; 120,000,000 shares authorized, 5,693,258 shares issued and outstanding at September 30, 2017	57	—
Additional paid-in capital	466,490	233,315
Retained earnings	31,964	86,546
Accumulated other comprehensive loss	(19,407)	(27,156)

Total Rockwater shareholders' equity	479,537	293,007
Noncontrolling interest	66,068	—

Total shareholders' equity	545,605	293,007

Total liabilities and shareholders' equity	$742,471	$476,716

The accompanying notes are an integral part of these condensed consolidated financial statements.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(in thousands, except for number of shares and per share data)

	Nine Months Ended September 30,
	2017	2016
Revenue
Water solutions services	$370,363	$161,048
Completion & specialty chemicals products	122,219	52,623

Total Revenue	492,582	213,671
Costs of sales
Water solutions services	301,041	148,335
Completion & specialty chemicals products	107,943	51,188
Depreciation and amortization	34,786	33,393

Total costs of sales	443,770	232,916

Gross profit (loss)	48,812	(19,245)
Operating expenses:
Selling, general, and administrative expenses	50,462	29,259
Depreciation and amortization	8,103	6,184
Impairments of long-lived and Intangible assets	—	1,009
Loss on sale of Crescent Consulting	64,205	—
Restructuring charges	2,406	8,576
Gain on disposal of property and equipment	(1,093)	(1,386)

Total operating expenses	124,083	43,642

Loss from operations	(75,271)	(62,887)
Other income (expense):
Interest expense	(4,369)	(5,963)
Foreign currency gains	464	508
Other income, net	249	446

Total other expense	(3,656)	(5,009)

Loss from operations before benefit from income taxes	(78,927)	(67,896)
Provision for (benefit from) income taxes	(17,556)	583

Net loss	(61,371)	(68,479)
Less: net loss attributable to noncontrolling interest	(6,789)	—

Net loss attributable to common stockholders	$(54,582)	$(68,479)

Other comprehensive income:
Foreign currency translation adjustment, net of tax of zero	5,197	4,231

Comprehensive loss	(56,174)	(64,248)
Less: Comprehensive loss attributable to noncontrolling interest	(6,253)	—

Comprehensive loss attributable to common stockholders	$(49,921)	$(64,248)

Weighted Average Shares Outstanding:
Class A-1—Basic and Diluted	7,249,581	—
Class A—Basic and Diluted	32,663,457	28,664,171
Net loss per share available to common stockholders:
Class A-1—Basic and Diluted	$(1.37)	$—
Class A—Basic and Diluted	$(1.37)	$(2.39)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands, except for number of shares)

	Class A-1 Stockholders		Class A Stockholders		Class B Stockholders
									Accumulated Other Comprehensive Income (Loss)
	Shares	Class A-1 Common Stock	Shares	Class A Common Stock	Shares	Class B Common Stock	Additional Paid-In Capital	Retained Earnings		Total Rockwater Shareholders' Equity	Non-controlling Interest	Total Shareholders' Equity
Balance at December 31, 2016	—	—	30,191,890	302	—	—	$233,315	$86,546	$(27,156)	$293,007	$—	$293,007
Net loss	—	—	—	—	—	—	—	(54,582)	—	(54,582)	(6,789)	(61,371)
Share-based compensation	—	—	—	—	—	—	2,955	—	—	2,955	—	2,955
Issuance of common stock	8,797,500	88	14,110	—	—	—	136,969	—	—	137,057	—	137,057
Issuance of common stock for acquisitions	—	—	4,105,998	41	5,693,258	57	91,080	—	3,088	94,266	72,321	166,587
Tax impact from non-controlling interest	—	—	—	—	—	—	2,474	—	—	2,474	—	2,474
Issuance of restricted stock	—	—	195,074	2	—	—	—	—	—	2	—	2
Restricted shares withheld at vesting	—	—	(21,551)	—	—	—	(303)	—	—	(303)	—	(303)
Restricted shares forfeiture	—	—	(3,461)	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	4,661	4,661	536	5,197

Balance at September 30, 2017	8,797,500	88	34,482,060	345	5,693,258	57	$466,490	$31,964	$(19,407)	$479,537	$66,068	$545,605

The accompanying notes are an integral part of these condensed consolidated financial statements.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2017	2016
Operating activities
Net loss	$(61,371)	$(68,479)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation expense	2,955	1,776
Depreciation and amortization	42,889	39,577
Provision for doubtful accounts	135	2,178
Net gain on disposal of fixed assets	(1,093)	(1,386)
Deferred income tax (benefit) provision	(16,554)	2,135
Loss on abandonment of facilities	1,510	591
Amortization of deferred financing costs	952	652
Lower of cost or market adjustment on inventory	—	491
Reserve for obsolete inventory	71	518
Impairments of long-lived and Intangible assets	—	1,009
Loss on sale of Crescent Consulting	64,205	—
Fair value adjustment related to contingent consideration	(145)	(358)
Foreign currency gains	(464)	(508)
Other	126	(99)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable—trade	(99,988)	18,375
Prepaid expenses and other current assets	194	(369)
Inventories	(18,599)	7,736
Accounts payable	22,931	2,574
Accrued liabilities	12,221	(7,180)
Income taxes	2,784	6,012

Net cash provided by (used in) operating activities	(47,241)	5,245
Investing activities
Capital expenditures for property and equipment	(19,976)	(4,980)
Cash paid for the acquisition of Crescent Services, net of cash acquired	(39,111)	—
Proceeds from sale of Crescent Consulting, net of cash disposed	7,294	—
Proceeds from sale of property and equipment	843	709
Insurance Proceeds	23	401

Net cash used in investing activities	(50,927)	(3,870)

Financing activities
Proceeds from 144A offering, net of underwriter fees and expenses	$136,919	$—
Borrowings on Rockwater revolving credit facility	80,700	11,344
Repayments on Rockwater revolving credit facility	(102,881)	(19,099)
Note payable to former owner	—	(501)
Repayment of long-term debt	(10,175)	—
Overdraft payable	(95)	57
Payments of capital lease obligations	(1,612)	(485)
Payments of deferred financing costs	(1,717)	(136)
Proceeds from share issuance	—	8,150
Share repurchases	(303)	(602)

Net cash provided (used in) by financing activities	100,836	(1,272)

Effect of exchange rate changes on cash and cash equivalents	(446)	(57)

Net increase in cash and cash equivalents	2,222	46
Cash and cash equivalents—beginning of year	142	252

Cash and cash equivalents—end of period	$2,364	$298

Supplemental cash flow disclosures
Interest paid	$3,331	$4,804

Income tax refunds received, net of taxes paid	938	5,825

Noncash investing and financing activities
Equipment financed through capital lease	290	5,160

Stock issued in connection with acquisition of business	166,587	—

Noncash asset exchanges	963	1,486

Noncash capital expenditures	311	—

Issuance of common stock	138	1,653

Repurchase of common stock	—	235

The accompanying notes are an integral part of these condensed consolidated financial statements.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1—NATURE OF OPERATIONS AND COMBINATION

        Description of business:    Rockwater Energy Solutions, Inc ("Rockwater" or the "Company") was incorporated as a Delaware corporation on March 31, 2017. The Company is a holding company whose sole material asset consists of a controlling membership interest in Rockwater LLC ("RES LLC"). As described in more detail below, our predecessor corporation, Rockwater Energy Solutions, Inc., was formed as a Delaware corporation in June 2011 and converted into Rockwater LLC, a Delaware limited liability company, in March 2017 in connection with the reorganization transactions related to the Crescent Merger. Rockwater LLC owns all of the equity interests of the primary operating subsidiaries through which we operate our business. The Company is the managing member of Rockwater LLC, is responsible for all operational, management and administrative decisions relating to Rockwater LLC's business and consolidates the financial results of Rockwater LLC and its subsidiaries.

        Rockwater is a provider of comprehensive water management solutions to the oil and gas industry in the United States and Canada. The Company provides water sourcing, transfer, testing, monitoring, treatment and storage; site and pit surveys; flowback and well testing; water reuse services; water testing; and fluids logistics. We also develop and manufacture a full suite of specialty chemicals used in well completions, and production chemicals used to enhance performance over the life of a well.

        Reorganization:    On March 9, 2017, the Company completed a private placement of equity for 8,797,500 shares of Class A-1 common stock (the "144A Offering") at an offering price of $17.00 per share for net proceeds of $137.1 million. In conjunction with the 144A Offering, the Company amended and restated the certificate of incorporation to, among other things, effect a 9.3415-for-one stock split of our common stock, and the concurrent reclassification of our common stock into Class A common stock and create the Class A-1 common stock and the Class B common stock. All historical periods presented reflect the 9.3415-for-one stock split.

        Registration Rights Agreement:    On February 16, 2017, in connection with the 144A Offering, the Company entered into a registration rights agreement with FBR Capital Markets & Co. Under this registration rights agreement, the Company agreed, at its expense, to file with the SEC, no later than June 30, 2017, a shelf registration statement registering for resale the 8,797,500 shares of the Company's Class A-1 common stock sold in the 144A Offering plus any additional shares of Class A-1 common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, and to cause such registration statement to be declared effective by the SEC as soon as practicable but in any event within 180 days after the initial filing of such registration statement. All of the Class A-1 common stock will convert into Class A common stock upon effectiveness of a shelf registration statement for the resale of such shares. Investors in the 144A Offering will be entitled to make sales under such registration statement 60 days following the completion of this offering.

        Up-C Restructuring:    Prior to and in connection with the Crescent Merger, we effected a holding company merger whereby (i) a new corporate holding company was created (the "New Corporate Parent") and (ii) our predecessor corporation became a wholly-owned subsidiary of the New Corporate Parent and converted into Rockwater LLC, a limited liability company, for which the New Corporate Parent acts as the managing member. The New Corporate Parent was renamed Rockwater Energy Solutions, Inc. after the reorganization was effected. In connection with such reorganization, the Company acquired by merger from the holders of the capital stock of our predecessor corporation all of the then-existing capital stock of our predecessor corporation in exchange for 30,200,482 shares of

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—NATURE OF OPERATIONS AND COMBINATION (Continued)

Class A common stock and 8,797,500 shares of Class A-1 common stock in the New Corporate Parent, each of which has the same characteristics as the capital stock of our predecessor corporation owned by those holders immediately prior to the reorganization and has substantially the same rights and obligations as the equivalent class of capital stock in effect immediately prior to the merger, as required by Delaware law. In accordance with Delaware law, no approval of our stockholders was required in connection with the establishment of a new holding company structure. The Up-C reorganization by our predecessor corporation was deemed a tax-free transaction under the Internal Revenue Code.

        Crescent Merger:    On March 31, 2017, the Company acquired 100% of the outstanding membership interests of Crescent Companies,  LLC ("Crescent"), a privately-held oilfield services company that provides water and fluid management solutions to E&P companies principally in the Mid-Continent, Marcellus/Utica, Eagle Ford and Permian basins in exchange for cash of $39.3 million, Class A common stock of Rockwater, Class B common stock of Rockwater, and membership interests in RES LLC. The exchange of member interests by Rockwater LLC and Crescent was deemed a tax-free transaction under the Internal Revenue Code. Crescent's primary operating entities were Crescent Services L.L.C. ("Crescent Services") and Crescent Consulting L.L.C ("Crescent Consulting"). See Note 4.

        Select Merger:    On July 18, 2017, we entered into a merger agreement with Select Energy Services, Inc. ("Select"), in a stock-for-stock transaction. Under the terms of the Merger agreement, each share of Rockwater's stock will be exchanged for 0.7652 shares of Select stock with similar rights and privileges of the respective Rockwater class of stock. The requisite stockholders of Select and Rockwater have approved the transactions. Select provides water and fluid management solutions to E&P companies in all major shale basins in the United States. On November 1, 2017, we closed the merger with Select. Upon closing, we satisfied our obligations under the Registration Rights Agreement with FBR Capital Markets & Co.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Our significant accounting policies are disclosed in the consolidated financial statements for the years ended December 31, 2016 and 2015. There have been no significant changes to our accounting policies during the nine months ended September 30, 2017.

Basis of Presentation

        The accompanying unaudited interim condensed consolidated financial statements include the accounts of Rockwater and its majority-owned subsidiaries and have been prepared on the same basis as our audited consolidated financial statements for the year ended December 31, 2016, in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial reporting. Certain information and note disclosures commonly included in annual financial statements have been omitted. Accordingly, the accompanying financial statements and notes should be read in conjunction with the Company's annual consolidated financial statements and notes to consolidated financial statements. In the opinion of management, all material adjustments, which are of a normal and recurring nature necessary for a fair statement of the results for the periods presented, have been

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reflected. All significant intercompany transactions and accounts have been eliminated upon consolidation.

        The historical consolidated financial statements are based on the financial statements of our predecessor, Rockwater Energy Solutions, Inc, prior to our corporate reorganization.

Noncontrolling Interest

        Noncontrolling interest is comprised of the 11.6% of RES LLC which we do not own. This noncontrolling interest is classified as a component of equity separate from our equity in the consolidated balance sheets.

Segment Reporting

        The Company operates in two operating and reportable segments. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company's chief operating decision maker assesses performance based on Adjusted EBITDA and allocates resources on the basis of the two reportable segments, Water Management and Completion & Specialty Chemicals.

Income Taxes

        The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. The Company records a valuation allowance in each reporting period when management believes that it is more likely than not that any deferred tax asset created will not be realized. The Company recorded valuation allowances of $39.5 million as of September 30, 2017 and $32.7 million as of December 31, 2016, against U.S. and Non-U.S. federal and local deferred tax assets.

        Our effective income tax rates for first nine months of 2017 and 2016 were 22.2% and (1%). The change in our effective rate is primarily attributable to a deferred tax benefit of $14.8 million caused by a $14.8 million reduction of the valuation allowance on the Company's deferred tax assets upon recording a deferred tax liability of $14.8 million in the Crescent merger and recognizing a deferred tax benefit in the nine months ended September 30, 2017 in accordance with ASC 740.

        The Company recorded an adjustment of $2.5 million to deferred tax liabilities on indefinite lived intangible assets as a result of the allocation of the tax bases in the Company's assets and liabilities as of March 31, 2017 between the Company and the noncontrolling interest in RES LLC issued as consideration in the Crescent merger. The decrease in the deferred tax liability was recorded as an adjustment to additional paid-in capital on the balance at March 31, 2017 in accordance with ASC 740. See Note 4.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

        In May 2017, the Financial Accounting Standards Board ("the FASB") issued Accounting Standard Update ("ASU") 2017-09, "Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting," which clarifies what constitutes a modification of a share-based payment award. This update is effective for fiscal years and interim periods within fiscal years beginning after December 15, 2017, with early adoption permitted. We do not anticipate the adoption of this ASU will have material impact on our consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business. The objective of the guidance is to help companies and other organizations which have acquired or sold a business to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The requirements in this update are effective during annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted under certain circumstances. The Company is currently evaluating the impact this guidance will have on our consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measure of goodwill, the amendments in this ASU eliminate Step two from the goodwill impairment test. An entity will no longer be required to calculate the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if the reporting unit had been acquired in a business combination to determine the impairment of goodwill. The amendments in this ASU will now require goodwill impairment to be measured by the amount by which the carrying value of the reporting unit exceeds its fair value. The guidance in this ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Upon adoption, an entity shall apply the guidance in this ASU prospectively with early adoption permitted for annual goodwill tests performed after January 1, 2017. We do not anticipate the adoption of this ASU to have a material impact on our consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments which is effective for the Company for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The amendments in this update are intended to clarify cash flow treatment of eight specific cash flow issues with the objective of reducing diversity in practice. Early adoption is permitted, including adoption in an interim period. An entity that elects early adoption must adopt all of the amendments in the same period. These are clarifications of diversity in disclosures practices and we do not anticipate the adoption of this ASU will have material impact on our consolidated financial statements.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606): Section A—Summary and Amendments That Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40), which will supersede most of the existing revenue recognition requirements in U.S. GAAP. Under this guidance, an entity will recognize revenue when it transfers promised goods or services to customers in an

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

amount that reflects what it expects in exchange for the goods or services. This guidance also requires more detailed disclosures to enable users of the financial statements to understand the nature, amount, timing, and uncertainty, if any, of revenue and cash flows arising from contracts with customers. In August 2015, the FASB voted to defer the effective date to annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018, and must be adopted using either a full retrospective method or a modified retrospective method. This guidance was updated in April and May of 2016, when the FASB issued ASU 2016-10 and 2016-12, respectively—Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing and Narrow-Scope Improvements and Practical Expedients. Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Company is in the process of determining if this pronouncement will have a material impact on its consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The purpose of this update to is to simplify overly complex areas of GAAP, while maintaining or improving the usefulness of the information. The areas for simplification in this update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update is effective for the Company in annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is in the process of determining if this pronouncement will have a material impact on its consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize all leases, including operating leases, on the balance sheet as a lease asset or lease liability, unless the lease is a short-term lease. The new guidance will also require significant additional disclosures about the amount, timing and uncertainty of cash flows from leases. The requirements in this update are effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted and a number of optional practical expedients may be elected to simplify the impact of adoption. Upon adoption, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective transition approach. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

        In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which provides that an entity that measures inventory by using first-in, first-out or average cost should measure inventory at the lower of cost and net realizable value, rather than at the lower of cost or market. Net realizable value is the estimated selling prices of such inventory in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The requirements in this update are effective during annual periods beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments in this Update should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this update did not have a material impact on the Company's consolidated financial statements.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—CORRECTION OF AN ERROR WITHIN THE PREVIOUSLY ISSUED FINANCIAL STATEMENTS

        During the third quarter 2017, we identified an error in the calculation of the ownership percentage of the Noncontrolling interests issued in the acquisition of Crescent. As a result of this error, there were certain misclassifications within the consolidated Statement of Changes in Shareholders' Equity resulting in an overstatement of non-controlling interest and understatement of additional paid in capital of $16.3 million as of March 31, 2017. We have determined that this misclassification is not material to the previously reported interim financial statements for the periods ended March 31, 2017 and June 30, 2017 and have corrected the Statement of Changes in Shareholders' Equity in the current period. The impact of this error was recorded in the current period and resulted in a decrease to Net Loss of $600 thousand , which was considered to be immaterial. These errors had no effect on net cash provided by (used in) operating, investing or financing activities on the Company's Statement of Cash Flows for the three months or six months ended March 31, 2017 and June 30, 2017, respectively.

NOTE 4—BUSINESS COMBINATION AND DIVESTITURES

Business Combination

        On March 31, 2017, the Company acquired 100% of the outstanding membership interests of Crescent Companies, LLC in exchange for cash and equity interests of the Company and RES LLC.

        The Company accounted for this transaction using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") Topic 805 ("ASC 805"), Business Combinations. Under the acquisition method of accounting, assets acquired and liabilities assumed in connection with the acquisition have been recorded based on their fair values. The company finalized the purchase price allocation in September 2017. The valuation of these assets and liabilities are classified as Level 3 within the fair value hierarchy.

        The total consideration for the acquisition consisted of 4,105,998 shares of the Company's Class A common stock, 5,693,258 RES LLC Units and 5,693,258 shares of the Company's Class B common stock and cash consideration of $39.3 million to settle Crescent's outstanding indebtedness as a condition of closing, subject to certain working capital and other adjustments at closing. The acquisition date fair value of the consideration transferred totaled $205.9 million, which consisted of the following (in thousands):

Repayment of Crescent's outstanding indebtedness	$39,300
RES LLC Units and Class B common stock issued	96,785
Class A common stock issued	69,802

Total	$205,887

        Certain of the former members of Crescent received shares of the Company's Class A common stock whereas other former members of Crescent received both a RES LLC Unit and corresponding share of the Company's Class B common stock, the combination of which provides the same economic and voting rights of the Company's Class A common stock. The RES LLC units are exchangeable into shares of Class A common stock on a one-for-one basis at the discretion of the holder, upon such

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—BUSINESS COMBINATION AND DIVESTITURES (Continued)

exchange the corresponding share of Class B common stock will be forfeited, thus providing the holder with the same economic and voting rights on a pre- and post-exchange basis. Both the fair value of the 4,105,998 Class A common shares and the combination of the 5,693,258 RES LLC Units and Class B common shares was $17.00 per share based on the Company's offering price of the 144A Offering earlier in the same month.

        The following table summarizes the final fair values of the assets acquired and liabilities assumed:

	Preliminary Purchase Price Allocation	Adjustments	Final Purchase Price Allocation
	(in thousands)
Cash	$189	—	$189
Accounts receivable trade	30,103	—	30,103
Inventories	394	—	394
Prepaid expenses and other current assets	1,169	—	1,169
Property, plant and equipment	28,108	—	28,108
Other noncurrent assets	160	—	160
Intangibles	48,705	—	48,705

Total identifiable assets acquired	108,828	—	108,828
Accounts payable	9,934	(294)	9,640
Accrued liabilities and other current liabilities	6,366	—	6,366
Deferred income taxes	14,372	440	14,812

Total liabilities assumed	30,672	146	30,818
Net identifiable assets acquired	78,156	(146)	78,010
Goodwill	127,731	146	127,877

Net assets acquired	$205,887	—	$205,887

        Intangible assets related to the acquisition of Crescent consisted of the following (in thousands):

	Estimated useful life (in Years)	Fair value
Customer lists and relationships	10	$38,033
Trade name	5	10,672

Total Intangible assets		$48,705

Weighted average life of finite-lived intangibles	5

        For the valuation of the Customer relationship intangible assets, management used the income-based approach using a multi-period excess earnings method and management's estimates of the future cash flows of Crescent Services and Crescent Consulting. Customer relationship intangible assets of $18.0 million and $20.0 million were attributed to Crescent Services and Crescent Consulting, respectively.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—BUSINESS COMBINATION AND DIVESTITURES (Continued)

        For the valuation of the Trade name intangible assets, management used the income-based approach using the relief from royalty method. Trade name intangible assets of $4.2 million and $6.5 million were attributed to Crescent Services and Crescent Consulting, respectively.

        Goodwill is calculated as the excess of the consideration transferred over the fair value of the net assets acquired. The goodwill is primarily attributable to expected synergies related to the Water management segment. All of the goodwill is expected to be deductible for income tax purposes. The entire amount of the goodwill was allocated to the Water Management segment for purpose of evaluating future goodwill impairment.

        The Company recognized $2.0 million of acquisition-related costs that were expensed during the nine months ended September 30, 2017. These costs are included in the accompanying consolidated statements of operations and comprehensive loss in selling, general and administrative expenses for the nine months ended September 30, 2017.

        The Company's consolidated statement of operations and comprehensive loss include revenues of $87.8 million and net income of $7.2 million, respectively, from Crescent's Operations from the date of acquisition on March 31, 2017 to September 30, 2017.

        The following combined unaudited pro forma information assumes the acquisition of Crescent's Operations occurred on January 1, 2016. The unaudited pro forma information presented below is for illustrative purposes only. The information is not indicative of results that would have been achieved had the Company controlled Crescent's operations during the periods presented or the results that the Company will experience going forward. The pro forma net loss for the nine months ended September 30, 2017, includes a $64.2 million loss on disposal of Crescent Consulting, $1.6 million of non-recurring transaction expenses and $2.8 million of employee related costs incurred in connection with the Crescent merger.

	Nine Months Ended September 30,
	2017	2016
	(in thousands)
Revenues	$525,190	$280,187
Net loss	(81,399)	(86,127)
Net loss attributable to noncontrolling interest	(6,789)	—
Net loss attributable to Class A-1 common stockholders	(11,916)	—
Net loss attributable to Class A common stockholders	(62,694)	(86,127)
Class A-1—Basic and Diluted loss per share	(1.84)	—
Class A—Basic and Diluted loss per share	(1.84)	(2.63)

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—BUSINESS COMBINATION AND DIVESTITURES (Continued)

Divestiture

        In connection with the merger agreement entered into with Select on July 18, 2017 (see Note 1 Nature of Operations and Combination), we completed the sale of Crescent Consulting L.L.C. ("Crescent Consulting") on September 22, 2017, which was included in our Water Management segment. The merger agreement with Select provided as a condition precedent to Select's obligation to consummate the merger that we complete the divestiture of Crescent Consulting prior to the closing. The net consideration received in the sale was approximately $7.3 million in cash.

        The sale of Crescent Consulting was accounted for in accordance with ASC Topic 360 ("ASC 360"), Impairment or Disposal of Long-Lived Assets. The assets and liabilities of the Crescent Consulting on the date of sale, including definite-lived intangible assets, were included in the disposal group for purposes of applying the guidance of ASC 360 with the exception of goodwill which is not within the scope of ASC 360. The carrying amount of the definite-lived intangible assets represents the estimated fair value of the definite-lived intangible assets attributed to Crescent Consulting at March 31, 2017 of approximately $26.5 million, as discussed above, and reduced by amortization expense from March 31, 2017 through July 31, 2017. In accordance with ASC 360, Crescent Consulting was classified as held-for-sale on July 31, 2017, the date the criteria for held-for-sale classification were met; therefore, we did not recognize depreciation or amortization expense on the fixed assets and definite-lived intangible assets after July 31, 2017.

        In accordance with ASC Topic 450 ("ASC 450"), Intangibles—Goodwill and Other, goodwill of $40.7 million was included in the disposal group as Crescent Consulting met the definition of a "business" under ASC 805. We estimated goodwill attributable to Crescent Consulting, which was not integrated with other lines of business, on the acquisition date following the residual method of determining goodwill established by ASC 805. In applying the residual method, we allocated $68.5 million of the $205.9 million acquisition date fair value to Crescent Consulting by using our estimates of the future cash flows for the acquired businesses. The $68.5 million acquisition date fair value included $40.7 million in goodwill based upon the relative fair value of the acquired assets and liabilities of Crescent Consulting.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—BUSINESS COMBINATION AND DIVESTITURES (Continued)

        The following table summarizes the carrying amount of the major classes of assets and liabilities of the disposal group at September 22, 2017:

(in thousands)
Cash	$2,233
Accounts receivable trade	5,896
Prepaid expenses and other current assets	6

Total current assets	8,135
Property, plant and equipment	799
Goodwill	40,681
Intangibles, net of accumulated amortization	25,479

Total noncurrent assets	66,959

Total assets	75,094

Accounts payable	141
Accrued liabilities and other current liabilities	938

Total current liabilities	1,079

Total Net assets of the disposal group	$74,015

        In connection with the sale, we recognized a $64.2 million loss on sale of the Crescent Consulting.

NOTE 5—FAIR VALUE MEASUREMENTS

        The Company follows the framework for measuring fair value under U.S. GAAP. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Hierarchical levels, as defined in this guidance, directly relate to the amount of subjectivity associated with the inputs to fair valuations of the Company's assets and liabilities, as follows:

  •
  Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

  •
  Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates), and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  •
  Level 3—Inputs that are both significant to the fair value measurement and unobservable. Unobservable inputs reflect the Company's judgment about assumptions market participants would use in pricing the asset or liability.

        The Company incurred a contingent consideration obligation in relation to the Neohydro Corp. (Neohydro) acquisition in 2014. Changes in the fair value of the contingent consideration obligation

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

may result from changes in the terms of the contingent payments, discount periods and rates; the timing and amount of earnings before interest, taxes, depreciation, and amortization (EBITDA) estimates; and probability assumptions with respect to the timing and likelihood of achieving a positive EBITDA for the period from July 1, 2014 through December 31, 2018. It is reasonably possible that the estimate of the contingent liability could change in the near term, based upon a failure to achieve a positive EBITDA or other payment conditions. At each reporting date, we are required to revalue the contingent consideration obligation to the estimated fair value and recognize changes in fair value within selling, general, and administrative expense in the accompanying consolidated statements of operations and comprehensive loss. See Note 11.

        The Company had the following liabilities measured at fair value on a recurring basis as of September 30, 2017 and December 31, 2016 (in thousands):

	Level 1	Level 2	Level 3	Total
September 30, 2017
Contingent consideration	$—	$—	$114	$114

	Level 1	Level 2	Level 3	Total
December 31, 2016
Contingent consideration	$—	$—	$259	$259

        The following tables summarize the activity of the contingent consideration utilizing Level 3 fair value measurements (in thousands):

2017
Fair value at January 1	$259
Acquisitions	—
Settlements and other	—
Changes in fair value	(145)

Fair value at September 30	$114

2016
Fair value at January 1	$705
Acquisitions	—
Settlements and other	31
Changes in fair value	(477)

Fair value at December 31	$259

        The remeasurement of the fair value of the contingent consideration obligation resulted in a non-cash credit to Other income (expense) of $0.1 million and $0.4 million in the consolidated statement of operations and comprehensive loss for the nine months ended September 30, 2017 and 2016, respectively.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

        The Carrying amounts of the Company's current financial instruments, which include cash and cash equivalents, accounts receivables trade, accounts payables and accrued liabilities, approximate fair value at September 30, 2017 and December 31, 2016, due to the short-term maturity of these instruments.

        At September 30, 2017, the carrying value of the Company's debt under its revolving credit facility was $78.2 million. The debt incurs interest at a variable interest rate and, therefore, the carrying amount approximates fair value. The fair value of the debt is classified as a Level 2 measurement because interest rates charged are similar to other financial instruments with similar terms and maturities. The fair value of the Company's other debt is reported in Note 10.

NOTE 6—INVENTORIES

        Inventories, which are comprised of chemicals and materials available for resale and parts and consumables used in operations, are valued at the lower of cost and net realizable value, with cost determined under the weighted-average method. The significant components of inventory are as follows (in thousands):

	September 30, 2017	December 31, 2016
Raw materials	$10,929	$12,268
Finished goods	37,257	19,092
Other	2,532	1,745

	50,718	33,105
Inventory reserve	(6,477)	(9,206)

	$44,241	$23,899

        During the nine months ended September 30, 2017 and 2016, the Company incurred charges of $0 and $0.5 million, respectively, to state inventory at the lower of cost or net realizable value, which were recognized within cost of sales on the accompanying consolidated statements of operations and comprehensive loss. These charges were due to the identifiable market prices of certain guar inventories, which fell below the Company's cost of the product.

        During the nine months ended September 30, 2017 and 2016, the Company recorded charges to the reserve for excess and obsolete inventory in the amount of $0.1 million and $0.5 million, respectively, which were recognized within cost of sales on the accompanying consolidated statements of operations and comprehensive loss. The reserve for excess and obsolete inventories is determined based on the Company's historical usage of inventory on hand, as well as future expectations, and the amount necessary to reduce the cost of the inventory to its estimated net realizable value. During the nine months ended September 30, 2017, the Company's reserve decreased by $2.8 million related to sale of previously reserved inventory.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 7—PROPERTY, PLANT, AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION

        Major classifications of property, plant, and equipment and their respective estimated useful lives are as follows (in thousands):

	Estimated Useful Lives	September 30, 2017	December 31, 2016
Land	Indefinite	$13,660	$13,140
Buildings and leasehold improvements	1 - 39 years	33,474	30,052
Computers and office equipment	3 - 7 years	13,879	13,446
Completion & Specialty Chemicals—machinery and equipment	5 - 12 years	23,040	22,461
Water management—machinery and equipment	3 - 15 years	227,860	202,242
Automobiles, trucks, and trailers	4 - 7 years	152,569	151,650

		464,482	432,991

Less accumulated depreciation		(313,343)	(287,228)

		151,139	145,763
Construction in progress		9,489	1,788

Property, plant, and equipment, net		$160,628	$147,551

        During the nine months ended September 30, 2017 and 2016, depreciation expense was $34.8 million and $33.4 million, respectively.

        During the nine months ended September 30, 2016, the Company reviewed certain field fluids logistics machinery and equipment used in its operations in Canada that are included in our Water Management segment. Based on this evaluation, the Company determined that long-lived assets with a carrying value of $1.3 million were no longer recoverable and were written down to their estimated fair value of $0.3 million.

        Rockwater is obligated under various capital leases for certain vehicles and equipment that expire at various dates during the next five years. The gross amount of equipment and related accumulated depreciation recorded under capital leases and included above consisted of the following (in thousands):

	Estimated Useful Lives	September 30, 2017	December 31, 2016
Equipment	5 - 12 years	$1,006	$716
Automobiles, trucks, and trailers	4 - 7 years	5,120	5,306

		6,126	6,022
Less accumulated depreciation		(2,419)	(890)

		$3,707	$5,132

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 7—PROPERTY, PLANT, AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION (Continued)

        Depreciation of assets held under capital lease for the nine months ended September 30, 2017 and 2016 was $1.6 million and $0.4 million, respectively, and is included in depreciation and amortization expense in the accompanying consolidated statements of operations and comprehensive loss.

NOTE 8—GOODWILL AND INTANGIBLE ASSETS

Goodwill

        The changes in the amount of goodwill for the nine months ended September 30, 2017 and twelve months December 31, 2016, are as follows (in thousands):

	Water Management	Completion & Specialty Chemical	Total
Goodwill balance as of January 1, 2016	$185,755	$22,222	207,977
Impact of foreign currency translation	1,676	—	1,676

Goodwill balance as of December 31, 2016	$187,431	$22,222	209,653
Acquisition of Crescent	127,877	—	127,877
Sale of Crescent Consulting (See Note 4)	(40,681)	—	(40,681)
Impact of foreign currency translation	4,542	—	4,542

Goodwill balance as of September 30, 2017	$279,169	$22,222	301,391

        During the nine months ended September 30, 2017, in connection with sale of Crescent Consulting, goodwill of $40.7 million was included in the disposal group as defined by ASC 360 and included in the determination of the Loss on Sale of Crescent Consulting on the accompanying consolidated statement of operations and comprehensive loss. See Note 4.

Intangible Assets

        At September 30, 2017 and December 31, 2016, intangible assets consisted of the following:

	September 30, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Amortizable Intangibles	Amortization Period
		(in thousands)		(In Years)
Customer relationships	$105,560	$(76,094)	$29,466	5 - 10
Patents and technology	2,738	(1,017)	1,721	15 - 18
Intellectual property	8,355	(4,650)	3,705	15 - 20
Trademarks	4,176	(809)	3,367	5

	$120,829	$(82,570)	$38,259

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 8—GOODWILL AND INTANGIBLE ASSETS (Continued)

	December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Net Amortizable Intangibles	Amortization Period
		(in thousands)		(In Years)
Customer relationships	$86,906	$(69,109)	$17,797	5 - 10
Patents and technology	2,340	(874)	1,466	15 - 18
Intellectual property	8,355	(4,484)	3,871	15 - 20

	$97,601	$(74,467)	$23,134

        Our intangible assets include patents, customer relationships, intellectual property and trademarks, and are subject to amortization. The Company evaluates the remaining useful life in each reporting period to determine whether events and circumstances warrant a revision of the remaining period of amortization. If the estimate of an intangible asset's remaining life is changed, the remaining carrying amount of such asset is amortized over that revised remaining useful life. Intangible assets obtained in the Crescent merger consisted of Customer relationships and Trade names that will be amortized over estimated useful lives of five years.

        During the nine months ended September 30, 2017, in connection with sale of the Crescent Consulting, $25.5 million in customer relationship and tradename intangible assets were included in the disposal group in which determined the Loss on Sale of Crescent Consulting on the accompanying consolidated statement of operations and comprehensive loss. See Note 4.

        Amortization expense was $8.1 million and $6.2 million for the nine months ended September 30, 2017 and 2016, respectively.

NOTE 9—ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

        Accrued liabilities and other current liabilities consist of the following (in thousands):

	September 30, 2017	December 31, 2016
Accrued accounts payables	$21,841	$9,985
Wages, benefits and taxes	9,403	6,207
Restructuring costs	3,139	3,338
Property taxes payable	2,394	1,881
Other	6,537	2,646

	$43,314	$24,057

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 10—CREDIT FACILITIES, NOTES PAYABLE, AND CAPITAL LEASE OBLIGATIONS

        Credit facilities, notes payable, capital lease obligations and lines of credit consist of the following (in thousands):

	September 30, 2017	December 31, 2016
Senior secured credit facility	$78,200	$100,381
Capital lease obligations	3,771	5,200

Total due to unrelated third-parties	81,971	105,581

Due to former owners
Note payable to former owner of Benchmark, interest at 7%	—	10,175

Total due to former owners	—	10,175

Total long-term debt	81,971	115,756
Less current capital lease obligation	2,133	2,028
Less current portion of long-term debt	—	10,175

Long-term debt and capital lease obligations, net of current portion	$79,838	$103,553

        The Company has a senior secured credit facility with several financial institutions originally executed on June 1, 2011 which has been amended over time. The credit facility was amended on March 9, 2015 to reduce the total facility from $440.0 million to $335.0 million, the $100 million U.S. Tranche B Commitments were terminated, the Canadian Commitments remained at $15.0 million, and the maturity date was extended to March 9, 2019. Effective December 2, 2015, the Company further amended its senior secured credit facility. Under this amendment, the U.S. Commitments were reduced from $335.0 million to $172.5 million, the Canadian Commitments were reduced from $15.0 million to $7.5 million, and the maturity date was amended to April 30, 2018.

        Effective August 9, 2016, the U.S. Commitments were reduced from $172.5 million to $167.2 million since the Company did not meet the minimum Interest Coverage Ratio threshold of 1.25 to 1.00 as required by the senior secured credit facility for the quarter ended June 30, 2016. Under the terms of the agreement, the Company's majority owner was required to make an equity contribution, as determined by the credit agreement, of $5.3 million at which time the Company became compliant with the financial covenants of the credit agreement.

2017 Credit Facility Amendments

        Effective January 20, 2017, we entered into Agreement and Amendment No. 2 to the Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, as US administrative agent, HSBC Bank Canada, as the Canadian administrative agent, and various lenders, which was previously amended most recently as of December 2, 2015. The amendment was effected to:

  (i)
  modify the borrowing base such that availability thereunder is determined using outstandings other than undrawn letters of credit for the remaining life of the facility. At December 31, 2016, we had outstanding undrawn letters of credit of $4.7 million;

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 10—CREDIT FACILITIES, NOTES PAYABLE, AND CAPITAL LEASE OBLIGATIONS (Continued)

  (ii)
  limit the outstanding loans to no more than $150 million if the interest coverage ratio was not at least 1.50 to 1 as of the end of the most recently reported fiscal quarter;

  (iii)
  include an exception providing that an audit opinion expressing a "going concern" or like qualification or exception with respect to, or resulting from, a potential inability to satisfy any financial covenant would not be a breach of the credit facility;

  (iv)
  add a carry-over provision such that any unused amount of the 2016 capital expenditures limitation may be carried over into 2017. The aggregate 2017 limitation was amended to $8 million plus any such carry-over amount;

  (v)
  amend the equity cure provision to eliminate the condition that there shall be at least two fiscal quarters in a four fiscal quarter period with no cure and reset the number of cures available for the remaining life of the facility to three.

        In exchange for the above mentioned amendment terms, the US tranche commitment was reduced by $5 million.

        On January 22, 2017, we entered into Agreement and Amendment No. 3 to the Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, as US administrative agent, HSBC Bank Canada, as the Canadian administrative agent, and various lenders, which was previously amended most recently as of January 20, 2017. The amendment was effected to update certain references to our majority owner.

        On February 16, 2017, we entered into Agreement and Amendment No. 4 to the Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, as US administrative agent, HSBC Bank Canada, as the Canadian administrative agent, and various lenders, which was previously amended most recently as of January 22, 2017. The amendment was effected to:

  (i)
  extend the maturity date to April 30, 2019.

  (ii)
  reduce the U.S. Commitments from $162 million to $95 million.

  (iii)
  reduce the Canadian Commitments from $7.5 million to $5 million.

  (iv)
  remove the borrowing base limitations for both the US and Canada lines of credit (but if outstanding loans and letters of credit are 50% or more of the credit facility, the outstandings may not exceed two-thirds of the net book value of accounts receivable, inventory and equipment).

  (v)
  amend the leverage ratio (as defined in the credit facility) of not more than 3.50 to 1.00 for the fiscal quarters beginning June 30, 2017 but prior to December 31, 2018. This ratio changes to 3.00 to 1.00 on or after December 31, 2018.

  (vi)
  amend the interest coverage ratio (as defined in the credit facility) of 2.50 to 1.00 for the fiscal quarters ending March 31, 2017 and June 30, 2017 and 3.00 to 1.00 for each fiscal quarter ending after June 30, 2017.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 10—CREDIT FACILITIES, NOTES PAYABLE, AND CAPITAL LEASE OBLIGATIONS (Continued)

  (vii)
  amend the total capital amount of permitted expenditures to not more than $25 million for 2017 and for each year thereafter, if leverage exceeds 3.0x, 75% of consolidated EBITDA for the immediately prior fiscal year.

        On March 17, 2017, we entered into Agreement and Amendment No. 5 to the Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, as US administrative agent, HSBC Bank Canada, as the Canadian administrative agent, and various lenders, which was previously amended most recently as of February 16, 2017. The amendment was effected to update certain references to the acquisition of Crescent.

        Concurrent with the closing of the 144A Offering, all the outstanding borrowings under the credit agreement were repaid on February 16, 2017.

        In connection with our first quarter 2017 amendment to our senior secured credit facility, we incurred debt issuance costs of $1.7 million.

        In conjunction with amending the senior secured revolving credit facility, $0.9 million and $0.7 million of debt finance costs were amortized to interest expense for the nine months ended September 30, 2017 and nine months ended September 30, 2016, respectively.

        Availability under the credit facility, considering the covenants discussed above, was approximately $16.1 million at September 30, 2017. The Company was in compliance with the aforementioned financial covenants at September 30, 2017.

        Amounts outstanding under the credit facility at September 30, 2017 and December 31, 2016 were $78.2 million and $100.4 million, respectively. Interest is payable monthly, on the date any Advance is paid in full and on the maturity date. Amounts outstanding are collateralized by a general security agreement over the Company's assets and the terms of this agreement restrict the Company's ability to sell, transfer, or encumber such assets. The Company is also subject to various financial and other covenants under the terms of its credit facility, which, among other things, impose limitations on investments, acquisitions, dispositions, capital expenditures and the incurrence of additional debt. The weighted-average interest rate at September 30, 2017 and December 31, 2016 was 5.50% and 5.03%, respectively. Interest is computed using the one-month London Interbank Offered Rate (LIBOR), in addition to an applicable margin between 2.5% and 4.5% (with the applicable margin depending upon the Company's ratio of the total funded debt to EBITDA, as defined in the credit agreement). Letters of credit outstanding under the credit facility totaled $5.7 million at September 30, 2017 and $4.7 million at December 31, 2016.

        The Company's completion chemicals company formerly known as Benchmark had a subordinated note to its former owner. The subordinated note was due January 21, 2017, and bore interest at 7.0%, payable quarterly. The fair value of this note at December 31, 2016 was $10.2 million. Concurrent with the closing of the 144A Offering, this note was repaid on February 16, 2017.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 11—COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

        The Company has a $5.7 million standby letter of credit to guarantee the Company fulfills certain workers compensation and auto liability insurance requirements.

Litigation

        The Company is subject to a number of lawsuits and claims arising out of the conduct of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates, and inherent uncertainties. Based on a consideration of all relevant facts and circumstances, including applicable insurance coverage, we do not expect that the ultimate outcome of any currently pending lawsuits or claims against the Company will have a material adverse effect on the consolidated financial position, results of operations, or cash flows; however, there can be no assurance as to the ultimate outcome of these matters.

        We are under investigation by the U.S Attorney's Office for the Middle District of Pennsylvania and the Environmental Protection Agency. It is alleged that certain employees at some of our facilities altered emissions controls systems on approximately 4% of the vehicles in our fleet in violation of the Clean Air Act. The Company is cooperating with the relevant authorities to resolve the matter. At this time no administrative, civil or criminal changes have been brought against the Company and we cannot estimate the possible fines and penalties that may be levied against the Company.

        The Company insures against risks arising from business, to the extent deemed prudent by management and to the extent insurance is available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify against liabilities arising out of pending or future legal proceedings or other claims. Some of the Company's insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which the Company is responsible for payment. In determining the amount of policy retentions and/or deductibles, it is the Company's policy generally to retain those losses that are predictable, measurable, and recurring in nature, such as claims for general liability and workers' compensation.

Monolyte Litigation and Related Matters

        The Company and certain subsidiaries are named defendants in two pending lawsuits arising from a November 2012 fire at a chemical facility owned and operated by Monolyte in Slaughter, Louisiana. The Company previously acquired certain assets from Monolyte in 2011 and purchased products from Monolyte's Slaughter facility. The lawsuits generally name certain Company subsidiaries, as well as Monolyte, its owner, its primary insurer, and the landowner/lessor of the Monolyte site, as defendants.

        The two lawsuits are identical except for the fact that one was filed in East Feliciana Parish on November 18, 2013 and the other was filed in East Baton Rouge Parish on September 24, 2013. The plaintiffs allege that they lived near the Monolyte facility and suffered personal injuries and property damage as a result of emissions from the facility fire which occurred in November, 2012, and subsequent cleanup operations.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 11—COMMITMENTS AND CONTINGENCIES (Continued)

        The Company has notified its insurer of these claims and is vigorously defending against each such claim. Reef Services Holdings, Inc. has been served but no other defendants have been served. There has been no discovery in the case and a trial date has not yet been set.

        At this time, although management is unable to reasonably estimate any potential financial impact associated with this litigation, the Company does not expect it to result in a material adverse effect on the Company's consolidated financial condition or results of operations.

Contingent Consideration

        In 2014, the Company acquired 100% of the equity interests in Neohydro. Neohydro owned certain water treatment intellectual property and technology that supports the Company's water reuse service line in all markets where it operates. The Company paid aggregate consideration of approximately $0.8 million in cash, a $1.0 million note payable, and certain contingent consideration of up to $2.0 million.

        The aggregate earn-out opportunity of up to $2.0 million for the period from July 1, 2014 through December 31, 2018 (Payout Period) is based on the water reuse service line's EBITDA during each measurement period within the Payout Period. The seller will receive 18.5% of the positive EBITDA generated by the water reuse service line during the measurement periods, subject to an annual true-up and certain other specified conditions, up to $2.0 million in aggregate. The contingent consideration must be calculated and paid quarterly, and is subject to true-up at the end of the measurement periods. We determined the estimated fair value of the contingent consideration obligation based on a probability-weighted income approach derived from EBITDA estimates and probability assessments with the likelihood of achieving positive EBITDA. As of September 30, 2017 and 2016, the fair value of the contingent consideration was $0.1 million and $0.4 million, respectively, and is included in other long-term liabilities on the accompanying consolidated balance sheets.

NOTE 12—SHAREHOLDERS' EQUITY

        On March 9, 2017, in connection with the completion of its 144A Offering, the Company's authorized capital stock consisted of 30,000,000 shares of Class A-1 common stock, of which 8,797,500 are issued and outstanding; 250,000,000 shares of Class A common stock, $0.01 par value per share, of which 34,482,060 are issued and outstanding; 120,000,000 shares of Class B common stock, $0.01 par value per share, of which 5,693,258 shares are issued and outstanding; and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are issued and outstanding.

Common Stock

        Holders of our A-1 common stock, Class A common stock and Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our A-1 common stock and Class A common stock do not have cumulative voting rights in the election of directors.

        Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by our stockholders generally. Holders of our Class A-1 common stock, Class A common stock and Class B common stock vote together as a single class on all matters

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 12—SHAREHOLDERS' EQUITY (Continued)

presented to our stockholders for their vote or approval., except with respect to (i) the selection by holders of our Class A-1 common stock of two new independent director pursuant to terms of the registration rights agreement, in which case the holders of our Class A-1 common stock shall vote independently and as a separate class without the holders of other classes of our common stock and (ii) the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A-1 common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

        Holders of our Class A-1 common stock issued in the 144A Offering are entitled to receive special stock dividends that will accrue and be payable only in additional shares of Class A-1 common stock if certain conditions are not met for a period not to exceed three years. Shares of Class A-1 common stock will automatically convert into shares of Class A common stock on a one-for-one basis at the earlier of the effectiveness of a registration statement filed to permit resales of such shares or the date on which special stock dividends have accrued for three years. Shares of class A-1 common stock have been classified as permanent equity within the condensed consolidated balance sheet as of September 30, 2017 in accordance with the provisions of ASC 480.

        Holders of our Class B common stock do not have any right to receive dividends, unless (i) the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and (ii) a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon our liquidation or winding up. Shares of class B common stock have been classified as permanent equity within the condensed consolidated balance sheet as of September 30, 2017 in accordance with the provisions of ASC 480.

Preferred Stock

        Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

NOTE 13—EMPLOYEE BENEFIT PLANS

        The Company maintains separate employee savings plans for specified eligible employees, such as 401(k) savings plans for U.S. employees and Registered Retirement Savings Plans for Canadian employees. The Company made employer contributions either at their discretion or as a matching percentage, as defined by the respective plan agreements. Such contributions are reported within selling, general, and administrative expense and cost of sales in the accompanying consolidated

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 13—EMPLOYEE BENEFIT PLANS (Continued)

statements of operations and comprehensive loss. The Company made $0.3 million and $0 in employer contributions for the nine months ended September 30, 2017 and 2016, respectively.

NOTE 14—SHARE-BASED COMPENSATION

        Amended and Restated 2017 Long-Term Incentive Plan:    Effective February 16, 2017, in connection with the 144A Offering, the Company amended and restated the 2011 Plan, which was renamed the 2017 Plan. The 2017 Plan is an omnibus equity incentive plan for the employees, consultants and the directors of the Company and its affiliates who perform services for us. All outstanding restricted stock awards and stock option awards granted under the 2011 Plan will continue to be subject to the terms and conditions of the 2011 Plan and applicable award agreements.

        The 2017 Plan increased the aggregate maximum number of shares of our Class A common stock reserved for delivery pursuant to awards under the 2011 Plan by a number of shares equal to the sum of (i) 3,899,798, (ii) plus 10% of any shares of our Class A common stock sold by the Company in this offering, (iii) plus 10% of the number of shares of our capital stock paid as consideration to the seller(s) in connection with any acquisition by the Company that is consummated on or before February 16, 2018. If an award under the 2017 Plan is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such award will again be available for new awards under the 2017 Plan.

        In addition, 40% of the total number of shares of our Class A common stock reserved under the 2017 Plan shall be available for the grant of restricted stock unit awards (which are settled in shares of our Class A common stock) while the total number of shares of our Class A common stock reserved under the 2017 Plan shall be available for the grant of incentive stock options

Stock Options

Rockwater Share-Based Compensation Plan

        The exercise price of each option is the estimated fair value of the Company's stock at the date of grant. The Company's share price was valued at the grant date based on a combination of income and market approaches, which are highly complex and sensitive. The income approach involves the use of a discounted cash flow method, with the cash flow projections discounted at an appropriate discount rate. The market approach involves the use of comparable public companies market multiples in estimating the fair value of the Company's stock. Options may be exercised over a ten-year period and generally vest annually in equal increments over three or four years. The Company's policy for issuing stock upon a stock option exercise is to issue new shares.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 14—SHARE-BASED COMPENSATION (Continued)

        The following table reflects changes during the nine month period and summary of Rockwater stock options outstanding at September 30, 2017:

	Number of Shares	Weighted-Average Exercise Price	Remaining Weighted-Average Contractual Life in Years	Intrinsic Value
				(in thousands)
Balance at December 31, 2016	1,417,672	$8.30	8.99	$—
Granted	23,551	17.00
Exercised	—	—
Forfeited	(18,504)	9.87

Total outstanding at September 30, 2017	1,422,719	8.42	8.26	12,201

Options exercisable	333,090	12.74	5.60	1,418

Acquired Companies Share-Based Compensation Plans

        Stock options related to the Acquired Companies, which were granted prior to the creation of Rockwater, converted into Rockwater options at the Combination on June 1, 2011 and continue to be outstanding and are disclosed below. Since the inception of Rockwater, only Rockwater stock options have been granted.

        The exercise price of each option is the estimated fair value of the Company's stock at the date of grant. Options may be exercised over either a seven or a ten-year period and vest annually in equal increments over three or four years. The Company's policy for issuing stock upon a stock option exercise is to issue new shares.

        The following table reflects changes during the nine month period and summary of related stock options issued by the Acquired Companies at September 30, 2017:

	Number of Shares	Weighted-Average Exercise Price	Remaining Weighted-Average Contractual Life in Years	Intrinsic Value
				(in thousands)
Balance at December 31, 2016	1,936,422	$10.77	3.91	$—
Granted	—	—
Exercised	—	—
Forfeited	(30,184)	12.76

Total outstanding at September 30, 2017	1,906,238	10.74	3.22	11,935

Options exercisable	1,906,238	10.74	3.22	11,935

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 14—SHARE-BASED COMPENSATION (Continued)

Restricted Stock

        Restricted stock issued generally vests ratably over a three- or four-year period from the date of grant, depending on the terms of the specific grant. The following table reflects changes during the nine month period and summary of Rockwater's restricted stock status at September 30, 2017:

Number of Shares
Non-vested at the beginning of period	317,902
Granted	195,074
Vested	(74,244)
Forfeited	(3,461)

Non-vested at the end of the period	435,271

        The weighted-average grant-date fair value of the restricted stock was $17.00 per share during the nine months ended September 30, 2017. The total fair value of restricted stock vested during the nine months ended September 30, 2017 was $1.0 million.

Total Share-based Compensation Expense

        It is the Company's policy to recognize compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. For all of the plans combined, the total amount of compensation expense recorded was approximately $3.0 million and $1.8 million for the nine months ended September 30, 2017 and 2016, respectively. As of September 30, 2017, the Company expects to record compensation expense of approximately $4.1 million over the remaining vesting term of the restricted stock and options of approximately three years. Future restricted stock and stock option grants will result in additional compensation expense.

NOTE 15—RESTRUCTURING CHARGES

        During 2016, in response to the further declines in oil and natural gas commodity prices the Company further reduced the number of employees and closed an additional 26 operating and manufacturing locations, 23 of which were subject to long-term operating lease agreements. Total restructuring charges for the nine months ended September 30, 2017 and 2016 was $2.4 million and $8.6 million of restructuring charges, respectively, consisting primarily of severance payments to employees, contract termination costs, costs associated with the closure or relocation of facilities and offices and the relocation of property and equipment

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 15—RESTRUCTURING CHARGES (Continued)

        Restructuring charges consist of the following (in thousands):

	Nine Months Ended September 30,
	2017	2016
Severance expense and related benefit costs	$814	$1,120
Exit costs	1,239	6,427
Other	353	1,029

Total restructuring charges	$2,406	$8,576

        The changes in the amount of restructuring accrual from January 1, 2017 to September 30, 2017, by segment, are as follows (in thousands):

	Water Management	Completion & Specialty Chemicals	Corporate & Other	Total
Beginning balance, January 1	2,607	71	660	3,338
Restructuring charges	1,875	531	—	2,406
Payments	(1,371)	(574)	(660)	(2,605)

Ending balance, September 30	3,111	28	—	3,139

        During the nine months ended September 30, 2017 we recorded $0.6 million and $0.2 million related to severance expense and related benefit for Water Management and Completion & Specialty Chemicals, respectively.

        The restructuring accrual at September 30, 2017 is recognized within the accrued liabilities and other current liabilities on the accompanying consolidated balance sheets.

NOTE 16—LOSS PER SHARE

        Loss per share is based on the amount of income allocated to the shareholders and the weighted average number of units outstanding during the period. All outstanding common Class A stock warrants and Class A common stock options are not included in the calculation of diluted weighted average units outstanding for the periods presented as the effect is antidilutive.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 16—LOSS PER SHARE (Continued)

        The following table sets forth the computation of basic and diluted loss per share (dollars in thousands, except share and per share amounts):

	Nine months ended September 30,
	2017	2016
	(in thousands, except share and per share amount)
Numerator (both basic and diluted)
Net loss available to common stockholders	$(54,582)	$(68,479)
Allocation of net loss attributable to:
Net loss attributable to Class A-1 stockholders	(9,914)	—
Net loss attributable to Class A stockholders	(44,668)	(68,479)
Denominator
Class A-1 common stock	7,249,581	—
Class A common stock	32,663,457	28,664,171
Net loss per share
Class A-1—Basic and Diluted	$(1.37)	$—
Class A—Basic and Diluted	$(1.37)	$(2.39)

        The estimated number of shares of potentially convertible Class A common stock options, Class A common stock warrants and restricted Class A common stock shares and RES LLC Units that have been excluded from the computation of diluted loss per share as the effect would be anti-dilutive was 9,457,486 and 2,875,099 for the nine months ended September 30, 2017 and 2016, respectively.

NOTE 17—SEGMENT INFORMATION

        Rockwater is an oilfield services company that provides products and services to the water, stimulation, fracturing, fluids, and production needs of our customers throughout the U.S. and Western Canada. The company services are offered through two operating segments. Corporate and other expenses that do not individually meet the criteria for segment reporting are reported separately as Corporate. Both operating segments report directly to our chief operating decision maker ("CODM"). Our CODM assesses performance and allocates resources on the basis of the two reportable segments:

  Water Management (WM)—Our Water Management segment seeks to provide comprehensive, cost-effective water management and fracturing solutions for our customers. These services include: water transfer, sourcing and storage through the use of small and large diameter pipe and high-capacity Above Ground Storage Tanks; site and pit surveys; flowback and well testing throughout the completion and early production stages of the well, including real-time monitoring of testing information; water reuse services through self-contained mobile treating units for the onsite conditioning of source, flowback and produced water; water testing; fluids logistics services and production chemicals solutions.

  Completion & Specialty Chemicals—Our Completion & Specialty Chemicals segment develops, manufactures and provides a full suite of chemicals utilized in hydraulic fracturing, stimulation, cementing and well completions, including polymer slurries, crosslinkers, friction reducers, buffers,

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 17—SEGMENT INFORMATION (Continued)

  breakers and other chemical technologies, to leading pressure pumping service companies in the United States.

        Financial information related to the Company's financial position as of September 30, 2017 and December 31, 2016, by segment, is as follows (in thousands):

	Total assets
	September 30, 2017	December 31, 2016
Water Management	$606,111	$390,885
Completion & Specialty Chemicals	126,090	83,125
Corporate & Other	10,270	2,706

	$742,471	$476,716

	Total assets
	September 30, 2017	December 31, 2016
United States	$648,359	$385,597
Canada	94,112	91,119

	$742,471	$476,716

        We view Adjusted EBITDA as an important indicator of segment performance. We define Adjusted EBITDA as net income (loss), plus provisions for (benefit from) income taxes, interest expense, depreciation and amortization, plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus/(minus) non-cash losses/(gains) on sale of assets or subsidiaries, non-cash compensation expense, bad debt expense, inventory write-downs, foreign currency losses/(gains), restructuring related to severance expenses, transaction costs, non-cash losses/(gains) on the valuation of contingent obligations and restructuring costs such as facility related exit and disposal costs.

        Our CODM uses Adjusted EBITDA as the primary measure of segment performance.

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 17—SEGMENT INFORMATION (Continued)

        The following table presents a reconciliation of Segment Adjusted EBITDA to loss from continuing operations (in thousands):

	Nine months ended September 30,
	2017	2016
Segment Adjusted EBITDA:
Water Management	$49,305	$1,015
Completion & Specialty Chemicals:	11,107	(315)

Total	60,412	700
Corporate & Other	(14,582)	(10,760)
Benefit from income taxes	17,556	(583)
Interest Expense	(4,369)	(5,963)
Depreciation and amortization	(42,889)	(39,577)
Impairments of long-lived and Intangible assets	—	(1,009)
Loss on sale of Crescent Consulting	(64,205)	—
Restructuring costs	(1,592)	(7,456)
Restructuring related severance expenses	(814)	(1,120)
Bad debt expense	(135)	(2,178)
Inventory write downs	(71)	(1,009)
Foreign currency gains	464	508
Gain on the valuation of contingent obligations	145	358
Non-cash compensation expense	(3,092)	(1,776)
Non-cash gain on sale of subsidiaries and other assets	1,093	1,386
Transaction related costs	(9,292)	—

Net loss	$(61,371)	$(68,479)

        The following table sets forth certain financial information with respect to our reportable segments. Included in "Corporate and Other" are intersegment eliminations and cost associated with activities of a general nature (in thousands).

	Water Management	Completion & Specialty Chemicals	Corporate & Other	Total
Nine months ended September 30, 2017
Revenue from external customers	$370,363	$122,219	$—	$492,582
Inter-segment revenue	1,034	20,566	(21,600)	—
Depreciation and amortization	38,984	3,490	415	42,889
Property, plant and equipment	148,659	11,003	966	160,628
Capital expenditures (excluding acquisitions)	(18,337)	(1,437)	(202)	(19,976)

ROCKWATER ENERGY SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 17—SEGMENT INFORMATION (Continued)

	Water Management	Completion & Specialty Chemicals	Corporate & Other	Total
Nine months ended September 30, 2016
Revenue from external customers	$161,048	$52,623	$—	$213,671
Inter-segment revenue	5,052	2,449	(7,501)	—
Depreciation and amortization	34,893	3,495	1,189	39,577
Property, plant and equipment	143,232	12,111	1,009	156,352
Capital expenditures (excluding acquisitions)	(4,561)	(153)	(266)	(4,980)

	Total Revenues
	Nine months ended September 30,
	2017	2016
United States	$449,383	$175,794
Canada	43,199	37,877

	$492,582	$213,671

NOTE 18—SUBSEQUENT EVENTS

        The Company has evaluated subsequent events for potential recognition and/or disclosure through December 22, 2017, the date these consolidated financial statements were available to be issued.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Rockwater Energy Solutions, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Rockwater Energy Solutions, Inc. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
March 25, 2017

Rockwater Energy Solutions, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except for Number of Shares)

	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$142	$252
Accounts receivable trade, net of allowance for doubtful accounts of $5,552 and $11,738 at December 31, 2016 and 2015, respectively	62,862	72,399
Inventories	23,899	31,824
Prepaid expenses and other current assets	5,244	3,974
Income taxes receivable	3,904	9,741

Total current assets	96,051	118,190
Property, plant, and equipment, net of accumulated depreciation	147,551	181,098
Other assets:
Goodwill	209,653	207,977
Intangibles, net of accumulated amortization	23,134	31,242
Other long-term assets	327	1,279

Total other assets	233,114	240,498

Total assets	$476,716	$539,786

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$22,110	$16,680
Overdraft payable	95	827
Accrued liabilities and other current liabilities	24,057	27,934
Current portion of long-term debt	10,175	500
Current portion of capital leases	2,028	200
Income taxes payable	—	—

Total current liabilities	58,465	46,141
Long-term debt	100,381	114,319
Capital lease obligations	3,172	54
Deferred income taxes, net	19,758	17,936
Other long-term liabilities	1,933	2,259

Total liabilities	183,709	180,709
Commitments and contingencies (Note 9)
Shareholders' equity:
Preferred stock, $0.01 par value; 50,000,000 shares authorized, no shares issued and outstanding	—	—
Class A common stock, $0.01 par value; 250,000,000 shares authorized, 30,191,890 shares and 28,669,148 shares issued and outstanding at December 31, 2016 and 2015, respectively(1)	302	287
Additional paid-in capital(1)	233,315	222,037
Retained earnings	86,546	166,424
Accumulated other comprehensive loss	(27,156)	(29,671)

Total shareholders' equity	293,007	359,077

Total liabilities and shareholders' equity	$476,716	$539,786

(1)
Amounts have been retroactively recast to reflect the 9.3415-for-one stock split of our issued and outstanding common stock and the concurrent reclassification of our common stock into Class A common stock on February 15, 2017. See Note 16.

The accompanying notes are an integral part of these consolidated financial statements

Rockwater Energy Solutions, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(In Thousands, Except for Number of Shares and per share data)

	Year Ended December 31,
	2016	2015
Revenue
Water solutions services	$224,173	$369,976
Completion & specialty chemicals products	76,905	124,160

Total Revenue	301,078	494,136
Costs of sales
Water solutions services	204,912	286,129
Completion & specialty chemicals products	72,276	149,626
Depreciation and amortization	43,880	51,523

Total costs of sales	321,068	487,278

Gross profit (loss)	(19,990)	6,858
Operating expenses:
Selling, general, and administrative expenses	37,341	71,656
Depreciation and amortization	8,106	9,658
Impairments of long-lived and intangible assets	1,008	3,615
Restructuring charges	8,169	5,638
Gain on disposal of property and equipment	(1,882)	(838)

Total operating expenses	52,742	89,729

Loss from operations	(72,732)	(82,871)
Other income (expense):
Interest expense	(7,977)	(10,413)
Foreign currency gains (losses)	301	(3,349)
Other income, net	623	1,082

Total other expense	(7,053)	(12,680)

Loss from operations before provision for (benefit from) income taxes	(79,785)	(95,551)
Provision for (benefit from) income taxes	93	(24,011)

Net loss	(79,878)	(71,540)
Other comprehensive loss:
Foreign currency translation adjustment, net of tax of zero	2,515	(16,454)

Total comprehensive loss	$(77,363)	$(87,994)

Weighted Average Shares Outstanding(1):
Basic	28,911,914	28,247,482
Diluted	28,911,914	28,247,482
Net Loss per Share(1):
Basic	$(2.76)	$(2.53)
Diluted	$(2.76)	$(2.53)

(1)
Share and per share amounts have been retroactively recast for all prior periods presented to reflect the 9.3415-for-one split of our issued and outstanding common stock and the concurrent reclassification of our common stock into Class A common stock on February 15, 2017. See Note 16.

The accompanying notes are an integral part of these consolidated financial statements

Rockwater Energy Solutions, Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

(In Thousands, Except for Number of Shares)

	Class A Common Stock				Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital(1)	Retained Earnings		Total Shareholders' Equity
	Shares(1)	Amount(1)
Balance at January 1, 2015	28,558,610	286	219,395	237,964	(13,217)	444,428
Net loss	—	—	—	(71,540)	—	(71,540)
Share-based compensation	113,330	1	2,175	—	—	2,176
Issuance of common stock	50,398	—	671	—	—	671
Repurchase of common stock	(17,645)	—	(157)	—	—	(157)
Restricted shares forfeited	(35,545)	—	—	—	—	—
Excess tax provision	—	—	(47)	—	—	(47)
Foreign currency translation adjustment	—	—	—	—	(16,454)	(16,454)

Balance at December 31, 2015	28,669,148	$287	$222,037	$166,424	$(29,671)	$359,077
Net loss	—	—	—	(79,878)	—	(79,878)
Share-based compensation	—	—	2,269	—	—	2,269
Issuance of common stock	1,659,924	17	9,844	—	—	9,861
Repurchase of common stock	(137,182)	(2)	(835)	—	—	(837)
Foreign currency translation adjustment	—	—	—	—	2,515	2,515

Balance at December 31, 2016	30,191,890	$302	$233,315	$86,546	$(27,156)	$293,007

(1)
Amounts have been retroactively recast to reflect the 9.3415-for-one stock split of our issued and outstanding common stock and the concurrent reclassification of our common stock into Class A common stock on February 15, 2017. See Note 16.

The accompanying notes are an integral part of these consolidated financial statements

Rockwater Energy Solutions, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,
	2016	2015
Operating activities
Net loss	$(79,878)	$(71,540)
Adjustments to reconcile net loss to net cash provided by operating activities:
Share-based compensation expense	2,269	2,176
Depreciation and amortization	51,986	61,181
Provision for doubtful accounts	1,142	6,793
Net gain on disposal of fixed assets	(1,882)	(838)
Deferred income tax (benefit) provision	1,699	(16,204)
Loss on abandonment of facilities	591	—
Amortization of deferred financing costs	883	3,877
Lower of cost or market adjustment on inventory	491	5,670
Reserve for obsolete inventory	569	4,227
Impairment of fixed assets and other intangible assets	1,008	3,615
Fair value adjustment related to contingent consideration	(477)	(760)
Foreign currency (gains) losses	(301)	3,349
Other	(292)	(89)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable—trade	8,663	138,704
Prepaid expenses and other current assets	(389)	4,461
Inventories	8,914	31,720
Accounts payable	5,596	(20,860)
Accrued liabilities	(1,925)	(15,000)
Income taxes	5,926	(3,847)

Net cash provided by operating activities	4,593	136,635
Investing activities
Capital expenditures for property and equipment	(7,292)	(10,563)
Insurance proceeds	462	393
Proceeds from sale of property and equipment	832	4,059

Net cash used in investing activities	(5,998)	(6,111)

Financing activities
Borrowings on Rockwater revolving credit facility	$15,220	$21,200
Repayments on Rockwater revolving credit facility	(19,099)	(141,601)
Repayment of long-term debt	(501)	(2,500)
Overdraft payable	(733)	(3,194)
Payments of capital lease obligations	(917)	(167)
Payments of deferred financing costs	(136)	(4,033)
Proceeds from share issuance	8,150	—
Share repurchases	(602)	(94)
Excess tax provisions from share-based compensation	—	(47)

Net cash provided (used in) by financing activities	1,382	(130,436)

Effect of exchange rate changes on cash and cash equivalents	(87)	(352)

Net decrease in cash and cash equivalents	(110)	(264)
Cash and cash equivalents—beginning of year	252	516

Cash and cash equivalents—end of year	$142	$252

Supplemental cash flow disclosures
Interest paid	$7,216	$6,389

Income tax refunds received, net of taxes paid	5,945	3,844

Noncash investing and financing activities
Equipment financed through capital lease	$6,022	$—

Noncash asset exchanges	1,486	—

Noncash capital expenditures	113	271

Noncash proceeds from the sale of equipment	550	—

Issuance of common stock	1,711	671

Repurchase of common stock	(235)	(63)

The accompanying notes are an integral part of these consolidated financial statements

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2016

1. Nature of Operations and Combination

        Rockwater Energy Solutions, Inc., a Delaware corporation ("Rockwater" or the "Company"), is a fluids and environmental solutions provider offering customized products and services for the water, stimulation, fracturing, fluids, and production needs of customers throughout the U.S. and western Canada. The Company is owned primarily by two private equity funds with the same sponsor, with the remainder owned by certain current and former employees of the Company and former owners of the Acquired Companies (as defined below) and other companies subsequently acquired by Rockwater.

        On June 1, 2011, the Company completed the combination ("Combination") of Benchmark Performance Group, Inc. ("Benchmark"), EnerMAX Services Limited Partnership ("EnerMAX"), Red Oak Water Transfer, Inc. ("Red Oak"), and Reef Services Holdings, Inc. ("Reef") (collectively, the "Acquired Companies"), pursuant to which the shareholders of the Acquired Companies exchanged all of their common stock in the Acquired Companies for common stock of Rockwater.

2. Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying consolidated financial statements include the accounts of Rockwater and its majority-owned subsidiaries and are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated upon consolidation.

  Segment Reporting

        The Company operates in two operating and reportable segments. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company's chief operating decision maker assesses performance based on Adjusted EBITDA and allocates resources on the basis of the two reportable segments, Water Management and Completion & Specialty Chemicals.

  Reclassifications and Changes in Presentation

        On February 15, 2017, the company adopted an amended and restated certificate of incorporation in order to, among other things, effect an approximate 9.3415-for-one stock split of our issued and outstanding common stock and the concurrent reclassification of our common stock into Class A common stock. As a result of the stock split, every 1 share of issued and outstanding common stock was combined into 9.3415 issued and outstanding shares of Class A common stock, without any change in the par value per share. The stock split increased the number of shares of common stock outstanding from approximately 3.2 million shares to 30.2 million shares at February 15, 2017. The number of authorized shares of common stock was also increased from 6.0 million shares to 250.0 million shares. All share and per share data included in this report has been retroactively recast

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

2. Summary of Significant Accounting Policies (Continued)

to reflect the stock split. Since the par value of the common stock remained at $0.01 per share, the recorded value for common stock has been retroactively recast to reflect the par value of total Class A common stock outstanding shares with a corresponding decrease to paid-in capital. See Note 16.

  Reclassifications

        Certain reclassifications have been made to the Company's prior period consolidated financial information in order to conform to the current year presentation. These presentation changes did not impact our consolidated net income, total current assets, total assets or total stockholders' equity.

  Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ significantly from those estimates.

  Revenue Recognition

        Revenue is recognized when all of the following criteria have been met: (a) persuasive evidence of an arrangement exists, (b) delivery of the product has occurred or services have been rendered, (c) the price of the product or service is fixed or determinable, and (d) collectability is reasonably assured. Deposits and other funds received in advance of delivery, if any, are deferred until all revenue recognition criteria is complete. The Company reports all sales net of tax assessed by qualifying governmental authorities.

        Our product sales and job-site services are performed under non-binding service agreements which set the general terms and conditions of our providing services or delivering products to our customers. Service agreements generally do not authorize the performance of specific services or provide for guaranteed quantities or amounts. Service agreements generally do not provide for performance-, cancellation-, termination-, or refund-type provisions.

        Our Water Management segment services are generally sold under sales and service agreements based upon work orders or field tickets that do not include right of return provisions or other significant post-delivery obligations. Services are contracted through work orders or field tickets which stipulate the project, specific services to be provided and the expected dates for the performance of those services. The rates for our services are fixed and determinable and are established in the service agreement or in separate price lists based on standalone selling prices. Rates for services are typically priced on a per day, per meter, per man-hour, or similar basis. Service revenue is recognized when the services are rendered and collectability is reasonably assured.

        Our Completion and Specialty Chemicals products are generally sold under sales agreements based upon purchase orders or contracts with our customers that do not include right of return provisions or other significant post-delivery obligations. Our products are produced in a standard manufacturing operation, even if produced to our customer's specifications. The prices of products are fixed and determinable and are established in price lists or customer purchases orders. We recognize revenue

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

2. Summary of Significant Accounting Policies (Continued)

from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, collectability is reasonably assured, and delivery occurs as directed by our customer.

  Cash and Cash Equivalents

        For purposes of the consolidated statements of cash flows, cash is defined as cash on hand, amounts due from depository institutions, and interest-bearing deposits in other banks. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Accounts Receivable and Allowance for Doubtful Accounts

        The Company records accounts receivable at the net realizable value when the product or service is delivered to the customer. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. A provision for doubtful accounts is recorded when it becomes probable, in management's judgment, that the customer will not make the required payments. At December 31, 2016 and 2015, the allowance for doubtful accounts totaled $5.6 million and $11.7 million, respectively. Bad debt expense was $1.1 million and $6.8 million for the years ended December 31, 2016 and 2015, respectively, and is recognized in selling, general, and administrative expenses on the accompanying consolidated statements of operations and comprehensive loss. If the Company exhausts all reasonable collection efforts and determines that the balance will not be collected, management will write-off the accounts receivable and the associated provision for doubtful accounts.

  Inventories

        Inventories, which are comprised of chemicals and materials available for resale and parts and consumables used in operations, are valued at the lower of cost and net realizable value, with cost determined under the weighted-average method and market defined as the net realizable value. The significant components of inventory are as follows (in thousands):

	December 31,
	2016	2015
Raw materials	$12,268	$12,245
Finished goods	19,092	23,242
Other	1,745	4,974

	33,105	40,461
Inventory reserve	(9,206)	(8,637)

	$23,899	$31,824

        During the years ended December 31, 2016 and 2015, the Company incurred charges of $0.5 million and $5.7 million, respectively, to state inventory at the lower of cost or market value, which were recognized within cost of sales on the accompanying consolidated statements of operations and

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

2. Summary of Significant Accounting Policies (Continued)

comprehensive loss. These charges were due to the identifiable market prices of certain guar inventories, which fell below the Company's cost of the product.

        During the years ended December 31, 2016 and 2015, the Company recorded charges to the reserve for excess and obsolete inventory in the amount of $0.6 million and $4.2 million, respectively, which was recognized within cost of sales on the accompanying consolidated statements of operations and comprehensive loss. The reserve for excess and obsolete inventories is determined based on the Company's historical usage of inventory on hand, as well as future expectations, and the amount necessary to reduce the cost of the inventory to its estimated net realizable value.

  Property, Plant, and Equipment, Net

        Property, plant, and equipment are recorded at historical cost. Ordinary maintenance and repairs are charged to expense, while expenditures that extend the physical or economic life of the assets are capitalized. Depreciation is provided using the straight-line method over the estimated economic service lives of the assets.

        When assets are retired or otherwise disposed of, the cost and the accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the results of operations in the respective period.

        We test for possible impairment of property, plant, and equipment whenever events or circumstances change, such as a current period operating cash flow loss combined with a history of, or projected, operating cash flow losses or a significant adverse change in the manner in which the asset is intended to be used, which may indicate that the carrying amount of the asset may not be recoverable. If indicators exist, we compare the estimated undiscounted future cash flows related to the assets to the carrying amount of those assets. If the carrying value is greater than the estimated undiscounted future cash flows, the cost basis of the asset is reduced to reflect the current fair value.

        We use various assumptions in determining the current fair value of these assets, including comparable sales reflective of market value, determined replacement cost, or future expected cash flows and discount rates, as well as future salvage values and other fair value measures. The Company's impairment loss calculations require management to apply judgment in estimating future cash flows, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.

  Goodwill and Intangibles

        Goodwill results from business combinations and represents the excess of the acquisition price paid over the fair value of the net assets acquired. The Company accounts for goodwill in accordance with Accounting Standards Codification (ASC) 350, Intangibles—Goodwill and Other. The Company performs an annual test for impairment each fiscal year and more frequently if an event or circumstance indicates the carrying value of the reporting unit may exceed the fair value. The Company performs its required annual impairment test using a discounted cash flow analysis supported by comparative market multiples to determine the fair value of each reporting unit compared with its book value. When possible impairment is indicated, the Company values the implied goodwill to compare it with the

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

2. Summary of Significant Accounting Policies (Continued)

carrying amount of goodwill. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge is recorded.

        The Company completed its annual impairment test using an assessment date of November 1, 2016. The Company uses significant estimates and assumptions while determining the fair value of each reporting unit. Such estimates and assumptions applied by the Company include revenue growth rates, operating margins, weighted-average costs of capital, market multiples, and future market conditions, among others (level 3 inputs). We compare our assumptions with observable information related to companies with similar operations to the Company's reporting units. The assumptions used in estimating fair values and performing the goodwill impairment test are inherently uncertain and require management's judgment. In 2016 and 2015, no goodwill impairment losses were recorded as the estimated fair value of each reporting unit exceeded its carrying value.

        We test for possible impairment of intangible assets whenever events or circumstances change, such as a current period operating cash flow loss combined with a history of, or projected, operating cash flow losses or a significant adverse change in the manner in which the asset is intended to be used, which may indicate that the carrying amount of the asset may not be recoverable. If indicators exist, we compare the estimated undiscounted future cash flows related to the assets to the carrying amount of those assets. If the carrying value is greater than the estimated undiscounted future cash flows, the cost basis of the asset is reduced to reflect the current fair value.

        Our intangible assets include patents, customer relationships, intellectual property and non-compete agreements, and are subject to amortization. The Company evaluates the remaining useful life in each reporting period to determine whether events and circumstances warrant a revision of the remaining period of amortization. If the estimate of an intangible asset's remaining life is changed, the remaining carrying amount of such asset is amortized over that revised remaining useful life.

  Foreign Currency

        The Company's functional currency is the U.S. dollar. The Company has a Canadian subsidiary that has designated the Canadian dollar as its functional currency. Assets and liabilities are translated at period-end exchange rates, while revenue and expenses are translated at average rates for the period. The Company follows a practice of settling its intercompany loans; accordingly, the related translation gains and losses are recognized within foreign currency gains (losses) on the accompanying consolidated statements of operations and comprehensive loss. Translation adjustments for the asset and liability accounts are included as a separate component of accumulated other comprehensive loss in shareholders' equity.

        Currency transaction gains and losses are recorded on a net basis in other income and expense, net, in the accompanying consolidated statements of operations and comprehensive loss. During the years ended December 31, 2016 and 2015, the Company reported net foreign currency gain of $0.3 million and a loss of $3.3 million, respectively.

  Income Taxes

        The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

2. Summary of Significant Accounting Policies (Continued)

carrying amounts and tax bases of the Company's assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. The Company records a valuation allowance in each reporting period when management believes that it is more likely than not that any deferred tax asset created will not be realized.

        The accounting guidance for income taxes requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. If a tax position meets the "more likely than not" recognition criteria, the accounting guidance requires the tax position to be measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

  Shipping and Handling Fees and Costs

        The Company includes shipping and handling cost in cost of sales on the consolidated statements of operations and comprehensive loss.

  Share-Based Compensation

        The Company accounts for the cost of share-based compensation based on the fair value at the grant date by utilizing a Black-Scholes option-pricing model. At this time, there is no public market for the Company's equity. Therefore, the Company considers the historic volatility of publicly traded peer companies when determining the volatility factor. The Company recognizes the cost of share-based compensation on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience.

        The assumptions used in the Black-Scholes method to estimate the fair value of the options granted in 2016 and 2015 are as follows:

	2016	2015
Weighted-average fair value(1)	$2.10	$2.35
Assumptions:
Expected life (in years)	6 - 6.25	6 - 6.25
Volatility	28.22% - 29.11%	27.95% - 29.26%
Dividend yield	—%	—%
Risk-free interest rate	1.60% - 2.08%	1.74% - 1.84%

(1)
Amounts have been retroactively recast for all prior periods presented to reflect the 9.3415-for-one stock split of our issued and outstanding common stock and the concurrent reclassification of our common stock into Class A common stock on February 15, 2017. See Note 16.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

2. Summary of Significant Accounting Policies (Continued)

  Concentration of Credit Risk

        Financial instruments that potentially subject the Company to credit risk include trade accounts receivable. Trade accounts receivable consist of receivables from a large customer base. The Company primarily sells its products and services to customers in the oil and gas industry. While current energy prices are important contributors to positive cash flow for our customers, expectations about future prices and price volatility are generally more important for determining future spending levels. However, any prolonged increase or decrease in oil and natural gas prices affects the levels of exploration, development and production activity as well as the entire health of the oil and natural gas industry, and can therefore negatively impact spending by our customers.

        The Company had one individual customer in the Completion & Specialty Chemicals segment accounting for more than 10% of its revenue in 2016. This customer represented 11% of the Company's total sales for the year ended December 31, 2016. The Company did not have a customer accounting for more than 10% of its revenue in 2015.

  Fair Value Measurements

        The Company has adopted the authoritative guidance as it relates to financial and nonfinancial assets and liabilities that are measured at fair value on a recurring basis as well as the guidance for fair value measurements as they relate to nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis. The carrying amounts for financial instruments classified as current assets and current liabilities approximate fair value, due to the short maturity of such instruments. The book value of the Company's long-term debt approximates fair value because interest rates charged are similar to other financial instruments with similar terms and maturities. See Note 3.

  Recent Accounting Pronouncements

        In January 2017, Financial Accounting Standards Board (the FASB) issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business. The objective of the guidance is to help companies and other organizations which have acquired or sold a business to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The requirements in this update are effective during annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted under certain circumstances. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measure of goodwill, the amendments in this ASU eliminate Step two from the goodwill impairment test. An entity will no longer be required to calculate the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if the reporting unit had been acquired in a business combination to determine the impairment of goodwill. The amendments in this ASU will now require goodwill impairment to be measured by the amount by which the carrying value of the reporting unit exceeds its fair value. The guidance in this ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Upon adoption, an entity shall apply the

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

2. Summary of Significant Accounting Policies (Continued)

guidance in this ASU prospectively with early adoption permitted for annual goodwill tests performed after January 1, 2017. We do not anticipate the adoption of this ASU to have a material impact on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern. Currently, there is no guidance in effect under accounting principles generally accepted in the United States of America regarding management's responsibility to assess whether there is substantial doubt about an entity's ability to continue as a going concern. Under ASU No. 2014-15, we will be required to assess our ability to continue as a going concern each interim and annual reporting period and provide certain disclosures if there is substantial doubt about our ability to continue as a going concern, including management's plan to alleviate the substantial doubt. ASU No. 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The adoption of this update did not have a material impact on the company's consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments which is effective for the Company for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The amendments in this update are intended to clarify cash flow treatment of eight specific cash flow issues with the objective of reducing diversity in practice. Early adoption is permitted, including adoption in an interim period. An entity that elects early adoption must adopt all of the amendments in the same period. These are clarifications of diversity in disclosures practices, and will not have a material effect on Rockwater's consolidated financial statements.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606): Section A—Summary and Amendments That Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40), which will supersede most of the existing revenue recognition requirements in U.S. GAAP. Under this guidance, an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. This guidance also requires more detailed disclosures to enable users of the financial statements to understand the nature, amount, timing, and uncertainty, if any, of revenue and cash flows arising from contracts with customers. In August 2015, the FASB voted to defer the effective date to annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018, and must be adopted using either a full retrospective method or a modified retrospective method. This guidance was updated in April and May of 2016, when the FASB issued ASU 2016-10 and 2016-12, respectively—Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing and Narrow-Scope Improvements and Practical Expedients. Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Company is in the process of determining if this pronouncement will have a material impact on its consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The purpose of this update to is to simplify overly complex areas of GAAP, while maintaining or improving the usefulness of the information. The areas for simplification in this update involve several aspects of the accounting for share-based payment

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

2. Summary of Significant Accounting Policies (Continued)

transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update is effective for the Company in annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is in the process of determining if this pronouncement will have a material impact on its consolidated financial statements.

        In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize all leases, including operating leases, on the balance sheet as a lease asset or lease liability, unless the lease is a short-term lease. The new guidance will also require significant additional disclosures about the amount, timing and uncertainty of cash flows from leases. The requirements in this update are effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted and a number of optional practical expedients may be elected to simplify the impact of adoption. Upon adoption, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective transition approach. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

        In August 2015, the FASB issued ASU No. 2015-15, Interest—Imputation of Interest (Topic 835): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, which states that since ASU No. 2015-03, Interest—Imputation of Interest (Topic 835): Simplifying the Presentation of Debt Issuance Costs does not address line-of-credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the arrangement. Under guidance ASU No. 2015-03, debt issuance costs associated with non-revolving debt are presented as a reduction to the debt principal balance. The requirements in this update are effective during annual periods beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The debt issuance costs on the Company's consolidated financial statements are related solely to a line-of-credit arrangement. The Company currently reports debt issuance costs as an asset, therefore, the adoption of these updates did not have an impact on the Company's consolidated financial statements.

        In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which provides that an entity that measures inventory by using first-in, first-out or average cost should measure inventory at the lower of cost and net realizable value, rather than at the lower of cost or market. Net realizable value is the estimated selling prices of such inventory in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The requirements in this update are effective during annual periods beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments in this Update should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this update did not have a material impact on the Company's consolidated financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period, to provide guidance on the accounting for

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

2. Summary of Significant Accounting Policies (Continued)

share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The requirements in this update became effective during interim and annual periods beginning after December 15, 2015. The adoption of this update did not have a material impact on the Company's consolidated financial statements.

3. Fair Value Measurements

        The Company follows the framework for measuring fair value under U.S. GAAP. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Hierarchical levels, as defined in this guidance, directly relate to the amount of subjectivity associated with the inputs to fair valuations of the Company's assets and liabilities, as follows:

  •
  Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

  •
  Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates), and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  •
  Level 3—Inputs that are both significant to the fair value measurement and unobservable. Unobservable inputs reflect the Company's judgment about assumptions market participants would use in pricing the asset or liability.

        The Company incurred a contingent consideration obligation in relation to the Neohydro Corp. (Neohydro) acquisition in 2014. Changes in the fair value of the contingent consideration obligation may result from changes in the terms of the contingent payments, discount periods and rates; the timing and amount of earnings before interest, taxes, depreciation, and amortization (EBITDA) estimates; and probability assumptions with respect to the timing and likelihood of achieving a positive EBITDA for the period from July 1, 2014 through December 31, 2018. It is reasonably possible that the estimate of the contingent liability could change in the near term, based upon a failure to achieve a positive EBITDA or other payment conditions. At each reporting date, we are required to revalue the contingent consideration obligation to the estimated fair value and recognize changes in fair value within selling, general, and administrative expense in the accompanying consolidated statements of operations and comprehensive loss. See Note 9.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

3. Fair Value Measurements (Continued)

        The Company had the following liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2015 (in thousands):

	Level 1	Level 2	Level 3	Total
2016
Contingent consideration	$—	$—	$259	$259

	Level 1	Level 2	Level 3	Total
2015
Contingent consideration	$—	$—	$705	$705

        The following table summarizes the activity of the contingent consideration utilizing Level 3 fair value measurements (in thousands):

	2016	2015
Fair value at January 1	$705	$1,615
Acquisitions	—	—
Settlements and other	31	(150)
Changes in fair value	(477)	(760)

Fair value at December 31	$259	$705

        At December 31, 2016, the carrying value of the Company's debt under its revolving credit facility was $100.4 million. The debt incurs interest at a variable interest rate and, therefore, the carrying amount approximates fair value. The fair value of the debt is classified as a Level 2 measurement because interest rates charged are similar to other financial instruments with similar terms and maturities.

        The fair value of the Company's other debt is reported in Note 8.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

4. Property, Plant, and Equipment, net of Accumulated Depreciation

        Major classifications of property, plant, and equipment and their respective estimated useful lives are as follows (in thousands):

		December 31,
	Estimated Useful Lives
		2016	2015
Land	Indefinite	$13,140	$13,139
Buildings and leasehold improvements	1 - 39 years	30,052	32,008
Computers and office equipment	3 - 7 years	13,446	13,574
Completion & Specialty Chemicals—machinery and equipment	5 - 12 years	22,461	26,117
Water management—machinery and equipment	3 - 15 years	202,242	209,347
Automobiles, trucks, and trailers	4 - 7 years	151,650	147,179

		432,991	441,364

Less accumulated depreciation		(287,228)	(261,289)

		145,763	180,075
Construction in progress		1,788	1,023

Property, plant, and equipment, net		$147,551	$181,098

        For the years ended December 31, 2016 and 2015 depreciation expense was $43.9 million and $51.5 million, respectively.

        During 2016, the Company reviewed certain fluids logistics machinery and equipment used in its Water Management segment operations in Canada. Based on this evaluation, the Company determined that long-lived assets with a carrying value of $1.3 million were no longer recoverable and were written down to their estimated fair value, less estimated costs to sell, of $0.3 million.

        During 2015, the Company shut down its flowback operations of the Water Management segment in Canada due to under performance. Due to the condition and type of equipment used in the Water Management segment in Canada, the Company determined that long-lived assets with a carrying value of $2.0 million were no longer recoverable and were written down to their estimated fair value, less estimated costs to sell, of $0.1 million. Fair value was based on expected cash flows using Level 3 inputs under ASC 820. The cash flows are those expected to be generated by market participants on a discounted basis.

        Rockwater is obligated under various capital leases for certain vehicles and equipment that expire at various dates during the next five years. The gross amount of equipment and related accumulated

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

4. Property, Plant, and Equipment, net of Accumulated Depreciation (Continued)

depreciation recorded under capital leases and included above consisted of the following (in thousands):

		December 31,
	Estimated Useful Lives
		2016	2015
Equipment	5 - 12 years	$716	$843
Automobiles, trucks, and trailers	4 - 7 years	5,306	—

		6,022	843
Less accumulated depreciation		(890)	(667)

		$5,132	$176

        Depreciation of assets held under capital lease for the years ended December 31, 2016 and 2015 was $0.9 million and $0.1 million, respectively, and is included in depreciation and amortization expense in the accompanying consolidated statements of operations and comprehensive loss.

5. Goodwill and Intangible Assets

  Goodwill

        The changes in the amount of goodwill from January 1, 2015 to December 31, 2016, are as follows (in thousands):

	Water Management	Completion & Specialty Chemical	Total
Goodwill balance as of January 1, 2015	$196,242	$22,222	$218,464

Acquisitions	—	—	—
Disposition due to sale	—	—	—
Impact of foreign currency translation	(10,487)	—	(10,487)

Goodwill balance as of December 31, 2015	$185,755	$22,222	207,977

Acquisitions	—	—	—
Disposition due to sale	—	—	—
Impact of foreign currency translation	1,676	—	1,676

Goodwill balance as of December 31, 2016	$187,431	$22,222	209,653

        As of December 31, 2016, the Company had no cumulative impairment charges.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

5. Goodwill and Intangible Assets (Continued)

  Intangible Assets

        At December 31, 2016 and 2015, intangible assets consisted of the following:

	December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Net Amortizable Intangibles	Amortization Period
	(in thousands)			(In Years)
Customer relationships	$86,906	$(69,109)	$17,797	5 - 10
Patents and technology	2,340	(874)	1,466	15 - 18
Intellectual property	8,355	(4,484)	3,871	15 - 20

	$97,601	$(74,467)	$23,134

	December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Amortizable Intangibles	Amortization Period
	(in thousands)			(In Years)
Customer relationships	$86,906	$(61,811)	$25,095	5 - 10
Patents and technology	2,340	(736)	1,604	15 - 18
Non-compete agreements	1,869	(1,844)	25	5
Intellectual property	8,355	(3,837)	4,518	15 - 20

	$99,470	$(68,228)	$31,242

        During 2015, the Company evaluated certain of its customer relationships due to the shutdown of its flowback operations of the Water Management segment in Canada. Based on an assessment of the value of the customer relationships using a discounted cash flow analysis, the Company recorded an impairment charge of $1.4 million, which is recognized in impairments of long-lived and intangible assets on the accompanying consolidated statements of operations and comprehensive loss.

        Amortization expense was $8.1 million and $9.7 million for the years ended December 31, 2016 and 2015 respectively. The estimated amortization expense for the next five years and thereafter is as follows (in thousands):

Year ending December 31:
2017	$7,347
2018	5,085
2019	3,339
2020	3,309
2021	524
Thereafter	3,530

$23,134

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

6. Accrued Liabilities and Other Current Liabilities

        Accrued liabilities and other current liabilities consist of the following (in thousands):

	December 31, 2016	December 31, 2015
Accrued accounts payables	$9,985	$11,316
Wages, benefits and taxes	6,207	10,980
Restructuring costs	3,338	1,495
Property taxes payable	1,881	1,798
Other	2,646	2,345

	$24,057	$27,934

7. Income Taxes

        The jurisdictional components of loss from operations before income taxes consist of the following (in thousands):

	Year Ended December 31,
	2016	2015
U.S.	$(67,122)	$(84,806)
Foreign	(12,663)	(10,745)

Total	$(79,785)	$(95,551)

        The provision for (benefit from) income taxes consists of the following (in thousands):

	Year Ended December 31,
	2016	2015
Current provision (benefit):
U.S. federal	$(9)	$(6,110)
U.S. state	39	(70)
Foreign	(1,636)	(1,599)

Total current benefit	(1,606)	(7,779)
Deferred provision benefit:
U.S. federal	3,007	(15,119)
U.S. state	—	(860)
Foreign	(1,308)	(225)

Total deferred provision (benefit)	1,699	(16,204)
U.S. federal and state uncertain tax position	—	(28)

Provision for (benefit from) income taxes	$93	$(24,011)

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

7. Income Taxes (Continued)

        The following table reconciles the statutory tax rates to the Company's actual tax rate:

	Year Ended December 31,
	2016	2015
U.S. federal statutory rate	35.0%	35.0%
Tax at rates other than U.S. statutory rate	(1.3)	(1.0)
U.S. state income taxes, net of federal benefit	0.3	1.6
Nondeductible expenses	(0.4)	(0.2)
Changes in valuation allowance	(33.2)	(7.0)
Deferred taxes on foreign earnings	—	(3.6)
Return to accrual	(0.2)	0.6
Net operating loss carryback	—	(0.5)
Other	(0.3)	0.2

Effective income tax rate	(0.1)%	25.1%

        The Company's deferred tax assets and liabilities consist of the following(in thousands):

	December 31,
	2016	2015
Deferred tax assets, net—short term	$—	$—
Deferred tax liabilities, net—long-term	(19,758)	(17,936)

Total	$(19,758)	$(17,936)

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

7. Income Taxes (Continued)

	December 31,
	2016	2015
Deferred tax assets:
Stock compensation	$4,105	$4,107
Allowance for doubtful accounts	1,921	4,022
Inventory	4,007	3,933
Accruals	3,209	4,008
Net operating losses	43,267	21,672
Other	938	2,277

Total gross deferred tax assets	57,447	40,019
Valuation allowance	(32,714)	(7,104)

Total gross deferred tax assets	24,733	32,915

Deferred tax liabilities:
Depreciation on property, plant, and equipment	(24,969)	(31,633)
Amortization of goodwill and other intangibles	(17,416)	(15,663)
Foreign income inclusion	(2,106)	(3,555)
Other	—	—

Total gross deferred tax liabilities	(44,491)	(50,851)

Net deferred tax liabilities	$(19,758)	$(17,936)

        As of December 31, 2016 various subsidiaries have federal, state and foreign net operating loss carryforwards taken together of $192 million with expiration dates through 2036. In addition, at December 31, 2016, the Company had approximately $0.5 million of foreign tax credit carryforwards, which will expire in the year 2021.

        Federal, state and foreign net operating loss carryforwards will expire as follows:

	Federal	State	Foreign	Total
	(in thousands)
2017 - 2021	$—	$35	$—	$35
2022 - 2026	—	590	—	590
2027 - 2031	353	863	—	1,216
Thereafter	109,005	77,664	3,405	190,074

Total	$109,358	$79,152	$3,405	$191,915

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

7. Income Taxes (Continued)

        The Company assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets. The evaluation considers, among various other items, the recent history of earnings, forecasted future earnings, carryback and carryforward periods, and tax planning strategies. Based on this evaluation, the Company has recorded a valuation allowance of $32.7 million against deferred tax assets, related to U.S. and Non-U.S. federal and local deferred tax assets. If or when recognized, the tax benefits related to any reversal of the valuation allowance on the deferred tax assets as of December 31, 2016 will be recognized as a reduction to income tax expense.

        The Company has a partial reinvestment on foreign earnings. Relevant U.S. taxes have been provided on the anticipated repatriation of foreign earnings of $6.0 million. As of December 31, 2016, the Company has not made a provision for U.S. taxes on approximately $22.9 million of foreign earnings that are permanently reinvested. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under other circumstances. It is not practical to estimate the amount of deferred tax liability related to those earnings in foreign subsidiaries which are permanently reinvested.

        The following is a reconciliation of the total amounts of unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2016	2015
Unrecognized tax benefits at January 1	$—	$28
Gross (decreases) increase—prior period positions	—	(28)

Unrecognized tax benefits at December 31	$—	$—

        The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statements of operations and comprehensive income (loss). Accrued interest and penalties are included within the related tax liability in the accompanying consolidated balance sheets. Related to the unrecognized tax benefits noted above, the Company did not accrue for interest nor penalties in the years ended December 31, 2016 and 2015.

        The Company is subject to federal and state taxation in the U.S. and Canada. As of December 31, 2016, the Company's tax years for 2012 through 2015 are subject to examination by tax authorities in the U.S. and the tax years 2012 through 2015 are subject to examination by certain state tax authorities and tax authorities in Canada.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

8. Credit Facilities, Notes Payable, and Capital Lease Obligations

        Credit facilities, notes payable, capital lease obligations and lines of credit consist of the following (in thousands):

	December 31,
	2016	2015
Senior secured credit facility	$100,381	$104,319
Capital lease obligations	5,200	254

Total due to unrelated third-parties	105,581	104,573

Due to former owners
Note payable to former owner of Neohydro, interest at 0.31%	—	500
Note payable to former owner of Benchmark, interest at 7%	10,175	10,000

Total due to former owners	10,175	10,500

Total long-term debt	115,756	115,073
Less current capital lease obligation	2,028	200
Less current portion of long-term debt	10,175	500

Long-term debt and capital lease obligations, net of current portion	$103,553	$114,373

        On June 1, 2011, the Company entered into a senior secured credit facility with several financial institutions. Prior to being amended in March 2015 and December 2015, as noted below, the credit facility provided for a $555.0 million revolving credit facility that matured on June 1, 2016. The facility consisted of $440.0 million under the U.S. Tranche A Commitments, $100.0 million under the U.S. Tranche B Commitments, and $15.0 million under the Canadian Commitments

        On March 9, 2015, the Company amended and restated its senior secured credit facility. Under the amendment, the U.S. Tranche A Commitments were reduced from $440.0 million to $335.0 million, the U.S. Tranche B Commitments were terminated, the Canadian Commitments remained at $15.0 million, and the maturity date was extended to March 9, 2019.

        The Company evaluated the application of ASC 470-50, Debt Modification and Extinguishment, and ASC 470-60, Troubled Debt Restructuring, and concluded that the revised terms constituted a debt modification, rather than a debt extinguishment or a troubled debt restructuring. Due to the modification, the unamortized deferred costs for creditors that exited the credit facility, totaling approximately $0.4 million, were expensed as of the modification date, while the remaining unamortized deferred costs of approximately $1.2 million, fees paid to the creditors of approximately $2.9 million, and new third-party costs, primarily legal fees, of approximately $0.5 million were scheduled to be amortized through the maturity date.

        On December 2, 2015, the Company further amended its senior secured credit facility. Under this amendment, the U.S. Commitments were reduced from $335.0 million to $172.5 million, the Canadian Commitments were reduced from $15.0 million to $7.5 million, and the maturity date was amended to April 30, 2018.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

8. Credit Facilities, Notes Payable, and Capital Lease Obligations (Continued)

        The following financial ratios were also amended for covenant purposes:

  •
  Leverage ratio (as defined in the credit facility) of not more than 3.50 to 1.00 for the fiscal quarters beginning June 30, 2017

  •
  Interest coverage ratio (as defined in the credit facility) of 1.25 to 1.00 for the fiscal quarter ending June 30, 2016; 1.50 to 1.00 for the fiscal quarter ending September 30, 2016; 2.00 to 1.00 for the fiscal quarter ending December 31, 2016; 2.50 to 1.00 for the fiscal quarters ending March 31, 2017 and June 30, 2017: and 3.00 to 1.00 for each fiscal quarter ending after June 30, 2017

  •
  Total capital expenditures of not more than $12.0 million for 2015, $7.0 million for 2016, and for each year thereafter, 75% of the U.S. Borrower's consolidated EBITDA for the immediate prior fiscal year

        The Company concluded that the December 2015 revision constituted a debt modification, rather than a debt extinguishment or a troubled debt restructuring. Due to the modification, the unamortized deferred costs were written off in proportion to the decrease in the borrowing capacity; therefore, approximately $2.4 million was expensed as of the modification date. The remaining unamortized deferred costs of approximately $1.4 million, fees paid to the creditors of approximately $0.4 million, and new third-party costs, primarily legal fees, of approximately $0.3 million will be amortized through April 30, 2018.

        Beginning in January 2016, the Company's availability under the facility was subject to a "borrowing base" limitation, based on eligible assets, and an interest coverage test. Eligible assets included under the borrowing base are equipment, inventory, real property and receivables. The borrowing base is calculated as follows:

  •
  80% of eligible receivables; plus

  •
  50% of the value of eligible inventory, valued at the lower of cost or market value; plus

  •
  60% of the net book value of eligible equipment; plus

  •
  65% of the appraised value of real property; minus

  •
  A rent reserve

        Beginning in 2016, until the Company delivered a quarterly financial report and a compliance certificate to the U.S. Administrative Agent for the quarter ending March 31, 2016, total outstandings (other than undrawn letters of credit) must be less than or equal to $140.0 million and total outstandings under each of the U.S. and Canadian facilities (other than undrawn letters of credit) must be less than or equal to the U.S. and Canadian borrowing bases, respectively. In periods after March 31, 2016, the Company's availability differs depending on whether the interest coverage ratio as of the most recently ended fiscal quarter is less than or equal to 1.50 to 1.00. In periods in which the Company's interest coverage ratio is less than or equal to 1.50 to 1.00, total outstanding (other than undrawn letters of credit) must be less than or equal to $150 million and each of the U.S. and Canadian facilities (not including undrawn letters of credit) must be less than or equal to the U.S. and Canadian borrowing bases, respectively. In periods in which the Company's interest coverage ratio

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

8. Credit Facilities, Notes Payable, and Capital Lease Obligations (Continued)

exceeds 1.50 to 1.00, total outstandings (inclusive of letters of credit) must not exceed the lesser of the borrowing bases or the aggregate total commitments.

        In conjunction with entering and amending the senior secured revolving credit facility, $0.9 million and $3.9 million of debt finance costs were amortized to interest expense for the years ended December 31, 2016 and 2015, respectively.

        Effective August 9, 2016, the U.S. Commitments were reduced from $172.5 million to $167.2 million since the Company did not meet the minimum Interest Coverage Ratio threshold of 1.25 to 1.00 as required by the senior secured credit facility for the quarter ended June 30, 2016. Under the terms of the agreement, the Company's majority owner was required to make an equity contribution, as determined by the credit agreement, of $5.3 million at which time the Company became compliant with the financial covenants of the credit agreement.

        Availability under the credit facility, considering the covenants discussed above, was approximately $6.0 million at December 31, 2016. The Company was in compliance with the aforementioned financial covenants at December 31, 2016.

        Amounts outstanding under the credit facility at December 31, 2016 and 2015 were $100.4 million and $104.3 million, respectively. Interest is payable monthly, on the date any Advance is paid in full and on the maturity date. Amounts outstanding are collateralized by a general security agreement over the Company's assets and the terms of this agreement restrict the Company's ability to sell, transfer, or encumber such assets. The Company is also subject to various financial and other covenants under the terms of its credit facility, which, among other things, impose limitations on investments, acquisitions, dispositions, capital expenditures and the incurrence of additional debt. The weighted-average interest rate at December 31, 2016 and 2015 was 5.03% and 3.02%, respectively. Interest is computed using the one-month London Interbank Offered Rate (LIBOR), in addition to an applicable margin between 2.5% and 4.5% (with the applicable margin depending upon the Company's ratio of the total funded debt to EBITDA, as defined in the credit agreement). Letters of credit outstanding under the credit facility totaled $4.7 million at December 31, 2016 and 2015. All the outstanding borrowings under the credit agreement were repaid on February 16, 2017. See Note 16.

        The Company's water management company formerly known as Red Oak had a subordinated note payable to its former owner for $2.0 million The subordinated note was repaid in July 27, 2015.

        Rockwater had a senior unsecured promissory note with the former owner of Neohydro, bearing interest at 0.31%, payable annually. A principal payment of $0.5 million was made on July 1, 2015 and the final installment of $0.5 million was paid on July 29, 2016.

        The Company's completion chemicals company formerly known as Benchmark had a subordinated note to its former owner. The subordinated note was due January 21, 2017, and bore interest at 7.0%, payable quarterly starting March 31, 2011. The fair value of this note at December 31, 2016 was $10.2 million. Per the terms of a Subordination Agreement with the former owner, the Company was not required to pay the scheduled principal payment due on January 21, 2017. The note was repaid on February 16, 2017. See Note 16.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

9. Commitments and Contingencies

  Lease Commitments

        The Company has operating leases for trucks, trailers, warehouses, office space, manufacturing facilities, and equipment. The Company also has capital leases for trucks, trailers and equipment. The leases generally require the Company to pay certain expenses, including taxes, insurance, maintenance, and utilities. Additionally, the Company has entered into noncancelable leases for certain equipment. The minimum future lease commitments under noncancelable leases in effect at December 31, 2016 are as follows (in thousands):

Year ending December 31:	Operating Leases	Capital Leases	Total
2017	$10,606	$2,028	$12,634
2018	7,716	2,047	9,763
2019	5,289	909	6,198
2020	4,174	129	4,303
2021	1,765	87	1,852
Thereafter	910	—	910

	$30,460	$5,200	$35,660

        A majority of the Company's automobile, truck, and trailer operating leases are cancelable after the first 367 days of the rental term even though the maximum rental term exceeds 367 days. Lease payments beyond the first 367 days of the rental term are not included in the table above because they are cancelable. In the event the Company cancels a lease after the first 367 days of the rental term, there is no penalty to the Company; however, upon the sale of the asset, there is a settlement provision that compares the net resale proceeds against the lessor's net book value. If the net resale proceeds exceed the net book value, the Company will be reimbursed for the difference. If there is a shortfall between the net resale proceeds and the net book value, the Company is required to pay the deficiency to the lessor.

        Total rent expense was $20.2 million and $21.3 million under operating leases for the years ended December 31, 2016 and 2015, respectively.

  Letters of Credit and Guarantees

        The Company has a $4.7 million standby letter of credit to guarantee the Company fulfills certain workers compensation and auto liability insurance requirements.

  Litigation

        The Company is subject to a number of lawsuits and claims arising out of the conduct of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates, and inherent uncertainties. Based on a consideration of all relevant facts and circumstances, including applicable insurance coverage, we do not expect that the ultimate outcome of any currently pending lawsuits or claims against the Company will have a material adverse effect on the consolidated financial position, results of operations, or cash flows; however, there can be no assurance as to the ultimate outcome of these matters.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

9. Commitments and Contingencies (Continued)

        We are under investigation by the U.S Attorney's Office for the Middle District of Pennsylvania and the Environmental Protection Agency. It is alleged that certain employees at some of our facilities altered emissions controls systems on approximately 4% of the vehicles in our fleet in violation of the Clean Air Act. The Company is cooperating with the relevant authorities to resolve the matter. At this time no administrative, civil or criminal charges have been brought against the Company and we cannot estimate the possible fines and penalties that may be levied against the Company.

        The Company insures against risks arising from business, to the extent deemed prudent by management and to the extent insurance is available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify against liabilities arising out of pending or future legal proceedings or other claims. Some of the Company's insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which the Company is responsible for payment. In determining the amount of policy retentions and/or deductibles, it is the Company's policy generally to retain those losses that are predictable, measurable, and recurring in nature, such as claims for general liability and workers' compensation.

  Monolyte Litigation and Related Matters

        The Company and certain subsidiaries are named defendants in two pending lawsuits arising from a November 2012 fire at a chemical facility owned and operated by Monolyte in Slaughter, Louisiana. The Company previously acquired certain assets from Monolyte in 2011 and purchased products from Monolyte's Slaughter facility. The lawsuits generally name certain Company subsidiaries, as well as Monolyte, its owner, its primary insurer, and the landowner/lessor of the Monolyte site, as defendants.

        The two lawsuits are identical except for the fact that one was filed in East Feliciana Parish on November 18, 2013 and the other was filed in East Baton Rouge Parish on September 24, 2013. The plaintiffs allege that they lived near the Monolyte facility and suffered personal injuries and property damage as a result of emissions from the facility fire which occurred in November, 2012, and subsequent cleanup operations.

        The Company has notified its insurer of these claims and is vigorously defending against each such claim. Reef Services Holdings, Inc. has been served but no other defendants have been served. There has been no discovery in the case and a trial date has not yet been set.

        At this time, although management is unable to reasonably estimate any potential financial impact associated with this litigation, the Company does not expect it to result in a material adverse effect on the Company's consolidated financial condition or results of operations.

  Contingent Consideration

        In 2014, the Company acquired 100% of the equity interests in Neohydro. Neohydro owned certain water treatment intellectual property and technology that supports the Company's water reuse service line in all markets where it operates. The Company paid aggregate consideration of approximately $0.8 million in cash, a $1.0 million note payable, and certain contingent consideration of up to $2.0 million.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

9. Commitments and Contingencies (Continued)

        The aggregate earn-out opportunity of up to $2.0 million for the period from July 1, 2014 through December 31, 2018 (Payout Period) is based on the water reuse service line's EBITDA during each measurement period within the Payout Period. The seller will receive 18.5% of the positive EBITDA generated by the water reuse service line during the measurement periods, subject to an annual true-up and certain other specified conditions, up to $2.0 million in aggregate. The contingent consideration must be calculated and paid quarterly, and is subject to true-up at the end of the measurement periods. We determined the estimated fair value of the contingent consideration obligation based on a probability-weighted income approach derived from EBITDA estimates and probability assessments with the likelihood of achieving positive EBITDA. As of December 31, 2016 and 2015, the fair value of the contingent consideration was $0.3 million and $0.7 million, respectively, and is included in other long-term liabilities on the accompanying consolidated balance sheets.

10. Shareholders' Equity

  Class A Common Stock

        On February 15, 2017, we effected an approximate 9.3415-for-one stock split of our issued and outstanding common stock and the concurrent reclassification of our common stock into Class A common stock. As a result of the stock split, as of December 31, 2016, the Company has 250,000,000 authorized shares of $0.01 par value Class A common stock. See Note 1.

  Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

11. Employee Benefit Plans and Share-Based Compensation

  Profit Sharing and Retirement Plans

        The Company maintains separate employee savings plans for specified eligible employees, such as 401(k) savings plans for U.S. employees and Registered Retirement Savings Plans for Canadian employees. The Company made employer contributions either at their discretion or as a matching percentage, as defined by the respective plan agreements. Such contributions are reported within selling, general, and administrative expense and cost of sales in the accompanying consolidated statements of operations and comprehensive loss. The Company did not make any employer contributions for the year ended December 31, 2016. Total employer contributions for the year ended December 31, 2015 were $2.1 million.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

11. Employee Benefit Plans and Share-Based Compensation (Continued)

  Stock Split and Reclassification

        On February 15, 2017, we effected an approximate 9.3415-for-one stock split of our issued and outstanding common stock and the concurrent reclassification of our common stock into Class A common stock. Shares reserved under the Company's equity and incentive plans were recast to reflect the stock split. All share and per share data has been retroactively recast to reflect the stock split.

  Stock Options

  Rockwater Share-Based Compensation Plan

        The exercise price of each option is the estimated fair value of the Company's stock at the date of grant. The Company's share price used to estimate the fair value of the option at the grant date was based on a combination of income and market approaches, which are highly complex and sensitive. The income approach involves the use of a discounted cash flow method, with the cash flow projections discounted at an appropriate discount rate. The market approach involves the use of comparable public companies market multiples in estimating the fair value of the Company's stock. Options may be exercised over a ten-year period and generally vest annually in equal increments over three or four years. The Company's policy for issuing stock upon a stock option exercise is to issue new shares.

        The following tables provide additional information related to the Rockwater stock options.

	Number of Shares(1)	Weighted-Average Exercise Price(1)	Remaining Weighted-Average Contractual Life in Years	Intrinsic Value
				(in thousands)
2016 Activity
Beginning balance	608,264	$11.22	8.54	$—
Granted	843,913	6.62
Exercised	—	—
Forfeited	(34,505)	15.87

Total outstanding	1,417,672	8.30	8.99	—

Options exercisable	313,381	12.84	6.38	—

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

11. Employee Benefit Plans and Share-Based Compensation (Continued)

	Number of Shares(1)	Weighted-Average Exercise Price(1)	Remaining Weighted-Average Contractual Life in Years	Intrinsic Value
				(in thousands)
2015 Activity
Beginning balance	353,558	$16.38	7.29	$—
Granted	370,933	7.35
Exercised	—	—
Forfeited	(116,227)	14.55

Total outstanding	608,264	11.22	8.54	—

Options exercisable	185,193	16.22	6.07	—

(1)
Share amounts have been retroactively recast for all prior periods presented to reflect the 9.3415-for-one stock split of our issued and outstanding common stock and the concurrent reclassification of our common stock into Class A common stock on February 15, 2017. See Note 16.

  Acquired Companies Share-Based Compensation Plans

        Stock options related to the Acquired Companies, which were granted prior to the creation of Rockwater, converted into Rockwater options at the Combination on June 1, 2011 and continue to be outstanding and are disclosed below. Since the inception of Rockwater, only Rockwater stock options have been granted.

        The exercise price of each option is the estimated fair value of the Company's stock at the date of grant. Options may be exercised over either a seven or a ten-year period and vest annually in equal increments over three or four years. The Company's policy for issuing stock upon a stock option exercise is to issue new shares.

        The following tables provide additional information related to stock options issued by the Acquired Companies:

	Number of Shares(1)	Weighted-Average Exercise Price(1)	Remaining Weighted-Average Contractual Life in Years	Intrinsic Value
				(in thousands)
2016 Activity
Beginning balance	1,975,414	$10.72	4.91	$—
Granted	—	—
Exercised	—	—
Forfeited	(38,992)	8.08

Total outstanding	1,936,422	10.77	3.91	—

Options exercisable	1,936,422	10.69	3.91	—

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

11. Employee Benefit Plans and Share-Based Compensation (Continued)

	Number of Shares(1)	Weighted-Average Exercise Price(1)	Remaining Weighted-Average Contractual Life in Years	Intrinsic Value
				(in thousands)
2015 Activity
Beginning balance	2,027,997	$10.63	5.85	$1,911
Granted	—	—
Exercised	—	—
Forfeited	(52,583)	7.29

Total outstanding	1,975,414	10.72	4.91	—

Options exercisable	1,964,548	10.64	4.91	—

(1)
Share amounts have been retroactively recast for all prior periods presented to reflect the 9.3415-for-one stock split of our issued and outstanding common stock and the concurrent reclassification of our common stock into Class A common stock on February 15, 2017. See Note 16.

  Restricted Stock

        Restricted stock issued generally vests ratably over a three- or four-year period from the date of grant, depending on the terms of the specific grant. Further information about the restricted stock follows:

	Number of Shares of a Restricted Stock(1)
	2016	2015
Non-vested at the beginning of the year	380,836	362,825
Granted	—	113,331
Vested	(62,934)	(50,603)
Repurchased	—	(9,173)
Forfeited	—	(35,544)

Non-vested at the end of the year	317,902	380,836

(1)
Share amounts have been retroactively recast for all prior periods presented to reflect the 9.3415-for-one stock split of our issued and outstanding common stock and the concurrent reclassification of our common stock into Class A common stock on February 15, 2017. See Note 16.

        After adjusting for the 9.3415-for-one stock split, the weighted-average grant-date fair value of the restricted stock was $13.66 per share during the year ended December 31, 2015. The total fair value of restricted stock vested during the years ended December 31, 2016 and 2015 was $0.4 million and $0.6 million, respectively.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

11. Employee Benefit Plans and Share-Based Compensation (Continued)

  Phantom Stock

        After adjusting for the 9.3415-for-one stock split, in connection with an acquisition, 14,012 shares of phantom stock were issued in December 2012 to certain employees of the acquired company. The phantom stock vests ratably over a four-year period from the date of grant, assuming continuing employment by the Phantom Stockholder. Upon vesting, a number of Rockwater common shares will be issued to the employee equal to the number of shares of vested phantom stock. During 2015, all of the remaining shares of phantom stock were forfeited. Further information about the phantom stock follows:

	Number of Shares of Phantom Stock(1)
	2016	2015
Non-vested at the beginning of the year	—	4,428
Vested	—	—
Forfeited	—	(4,428)

Non-vested at the end of the year	—	—

(1)
Share amounts have been retroactively recast for all prior periods presented to reflect the 9.3415-for-one stock split of our issued and outstanding common stock and the concurrent reclassification of our common stock into Class A common stock on February 15, 2017. See Note 16.

  Total Share-based Compensation Expense

        It is the Company's policy to recognize compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. For all of the plans combined, the total amount of compensation expense recorded was approximately $2.3 million and $2.2 million for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, the Company expects to record compensation expense of approximately $3.7 million over the remaining vesting term of the restricted stock and options of approximately three years. Future stock option grants will result in additional compensation expense.

12. Warrants

        After adjusting for the 9.3415-for-one stock split, pursuant to the Combination agreement entered into on June 1, 2011, 80,664 warrants were issued to purchase shares of the Company's common stock at an exercise price of $12.88 per share. The warrants were valued using the Black-Scholes pricing model and resulted in a fair value of $1.86 per warrant, which was recorded as additional paid in capital within the consolidated statement of changes in shareholders' equity. The warrants are exercisable by the holders at any time until the expiration date. The warrants expired on June 1, 2016. No warrants were exercised.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

13. Restructuring Charges

        In 2015, in response to the decline in the commodity price of oil and the contraction of the shale oil activity during 2015, the Company began a comprehensive effort to streamline its operating structure and reduce its fixed operating costs in the Water Management and the Completion & Specialty Chemicals segments. Accordingly, the Company eliminated certain management positions, closed facilities and offices and reduced service line offerings in various regions of the U.S. and Canada. During 2016, in response to the further declines in oil and natural gas commodity prices the Company further reduced the number of employees and closed an additional 26 operating and manufacturing locations, 23 of which were subject to long-term operating lease agreements. During the years ended December 31, 2016 and 2015, the Company recognized $8.2 million and $5.6 million of restructuring charges, respectively, consisting primarily of severance payments to employees, contract termination costs, costs associated with the closure or relocation of facilities and offices and the relocation of property and equipment. The Company continues to evaluate potential changes to its operations and estimates additional restructuring charges of $0.1 million for year ended December 31, 2017.

        Restructuring charges consist of the following (in thousands):

	Year Ended December 31,
	2016	2015
Severance expense and related benefit costs	$1,262	$3,539
Exit costs	5,781	1,763
Other	1,126	336

Total restructuring charges	$8,169	$5,638

        The changes in the amount of restructuring accrual from January 1, 2014 to December 31, 2016, by segment, are as follows (in thousands):

	Water Management	Completion & Specialty Chemicals	Corporate & Other	Total
Year ended December 31, 2014	—	—	—	—
Restructuring charges	1,093	2,386	2,159	5,638
Payments	(1,093)	(2,270)	(780)	(4,143)

Year ended December 31, 2015	—	116	1,379	1,495
Restructuring charges	6,741	1,071	357	8,169
Payments	(4,134)	(1,116)	(1,076)	(6,326)

Year ended December 31, 2016	2,607	71	660	3,338

        During 2016, we recorded $0.3 million and $0.6 million related to severance expense and related benefit for Water Management and Completion & Specialty Chemicals, respectively. During 2015, we recorded $0.8 million and $1.3 million related to severance expense and related benefit for Water Management and Completion & Specialty Chemicals, respectively.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

13. Restructuring Charges (Continued)

        During 2016, we recorded $5.3 million and $0.5 million related to exit costs for Water Management and Completion & Specialty Chemicals, respectively. During 2015, we recorded $0.3 million and $0.8 million related to exit costs for Water Management and Completion & Specialty Chemicals, respectively.

        The restructuring accrual at December 31, 2016 is recognized within the accrued liabilities and other current liabilities on the accompanying consolidated balance sheets.

14. Loss Per Share

        Loss per share is based on the amount of income allocated to the shareholders and the weighted average number of units outstanding during the period. All outstanding common Class A stock warrants and Class A common stock options are not included in the calculation of diluted weighted average units outstanding for the periods presented as the effect is antidilutive.

        The following table sets forth the computation of basic and diluted loss per share (dollars in thousands, except share and per share amounts):

	Year ended December 31,
	2016	2015
	(in thousands, except share and per share amount)
Numerator (both basic and diluted)
Net loss available to Class A common stockholders	$(79,878)	$(71,540)
Denominator(1)
Class A common stock	28,911,914	28,247,482
Net loss per share(1)
Basic	(2.76)	(2.53)
Diluted	(2.76)	(2.53)

(1)
Share and per share amounts have been retroactively recast for all prior periods presented to reflect the 9.3415-for-one stock split of our issued and outstanding common stock and the concurrent reclassification of our common stock into Class A common stock on February 15, 2017. See Note 16.

        After adjusting for the 9.3415-for-one stock split, the estimated number of shares of potentially convertible Class A common stock options, Class A common stock warrants and restricted Class A common stock shares that have been excluded from the computation of diluted loss per share as the effect would be anti-dilutive was 3,704,735 and 2,964,579 for the years ended December 31, 2016 and 2015, respectively.

15. Segment Information

        Rockwater is an oilfield services company that provides products and services to the water, stimulation, fracturing, fluids, and production needs of our customers throughout the U.S. and Western Canada. The company services are offered through two operating segments. Corporate and other expenses that do not individually meet the criteria for segment reporting are reported separately as

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

15. Segment Information (Continued)

Corporate. Both operating segments report directly to our chief operating decision maker ("CODM"). Our CODM assesses performance and allocates resources on the basis of the two reportable segments:

  Water Management (WM)—Our Water Management segment seeks to provide comprehensive, cost-effective water management and fracturing solutions for our customers. These services include: water transfer, sourcing and storage through the use of small and large diameter pipe and high-capacity Above Ground Storage Tanks; site and pit surveys; flowback and well testing throughout the completion and early production stages of the well, including real-time monitoring of testing information; water reuse services through self-contained mobile treating units for the onsite conditioning of source, flowback and produced water; water testing; fluids logistics services; consulting services to E&P operators; and production chemicals solutions.

  Completion & Specialty Chemicals—Our Completion & Specialty Chemicals segment develops, manufactures and provides a full suite of chemicals utilized in hydraulic fracturing, stimulation, cementing and well completions, including polymer slurries, crosslinkers, friction reducers, buffers, breakers and other chemical technologies, to leading pressure pumping service companies in the United States.

        Financial information related to the Company's financial position as of December 31, 2016 and 2015, by segment, is as follow (in thousands):

	Total assets
	As of December 31,
	2016	2015
Water Management	$390,885	$452,502
Completion & Specialty Chemicals	83,125	77,779
Corporate & Other	2,706	9,505

	$476,716	$539,786

	Total assets
	As of December 31,
	2016	2015
United States	$385,597	$442,827
Canada	91,119	96,959

	$476,716	$539,786

        We view Adjusted EBITDA as an important indicator of segment performance. We define Adjusted EBITDA as net income, plus taxes, interest expense, depreciation and amortization, plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus/(minus) non-cash losses/(gains) on sale of assets or subsidiaries, non-cash compensation expense, bad debt expense, inventory write-downs, foreign currency losses/(gains), severance expenses, transaction costs, non-cash losses/(gains) on the valuation of contingent obligations and restructuring costs such as facility related exit and disposal costs.

        Our CODM uses Adjusted EBITDA as the primary measure of segment reporting performance.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

15. Segment Information (Continued)

        The following table presents a reconciliation of Segment Adjusted EBITDA to income from continuing operations (in thousands):

	Year ended December 31,
	2016	2015
Segment Adjusted EBITDA:
Water Management	$5,271	$23,965
Completion & Specialty Chemicals:	1,701	5,462

Total	6,972	29,427
Corporate & Other	(15,806)	(23,514)
Provision for (benefit from) income taxes	(93)	24,011
Interest Expense	(7,977)	(10,413)
Depreciation and amortization	(51,986)	(61,181)
Impairments of long-lived and intangible assets	(1,008)	(3,615)
Restructuring costs	(6,908)	(2,099)
Restructuring related severance expenses	(1,261)	(3,539)
Bad debt expense	(1,142)	(6,793)
Inventory write downs	(1,060)	(9,897)
Foreign currency gains (losses)	301	(3,349)
Gain on the valuation of contingent obligations	477	760
Non-cash compensation expense	(2,269)	(2,176)
Non-cash gain on sale of subsidiaries and other assets	1,882	838

Net loss	$(79,878)	$(71,540)

        The following table sets forth certain financial information with respect to our reportable segments. Included in "Corporate and Other" are intersegment eliminations and cost associated with activities of a general nature (in thousands).

	Water Management	Completion & Specialty Chemicals	Corporate & Other	Total
Year ended December 31, 2016
Revenue from external customers	$224,173	$76,905	$—	$301,078
Inter-segment revenue	8,362	4,369	(12,731)	—
Depreciation and amortization	45,857	4,717	1,412	51,986
Property, plant and equipment	134,559	11,815	1,177	147,551
Capital expenditures (excluding acquisitions)	(6,683)	(343)	(266)	(7,292)

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

15. Segment Information (Continued)

	Water Management	Completion & Specialty Chemicals	Corporate & Other	Total
Year ended December 31, 2015
Revenue from external customers	$369,976	$124,160	$—	$494,136
Inter-segment revenue	2,134	4,047	(6,181)	—
Depreciation and amortization	53,971	4,624	2,586	61,181
Property, plant and equipment	165,637	13,271	2,190	181,098
Capital expenditures (excluding acquisitions)	(7,722)	(2,398)	(443)	(10,563)

	Total Revenues
	Year ended December 31,
	2016	2015
United States	$250,832	$410,064
Canada	50,246	84,072

	$301,078	$494,136

16. Subsequent Events

        The Company has evaluated subsequent events for potential recognition and/or disclosure through March 25, 2017, the date these consolidated financial statements were issued. There were no significant subsequent events to disclose other than as set forth below.

  Reorganization

        On March 9, 2017, the Company completed a private placement of equity for 8,797,500 shares of Class A-1 common stock (the "144A Offering") at an offering price of $17.00 per share for net proceeds of $136.9 million. In conjunction with the 144A Offering, the Company amended and restated the certificate of incorporation to, among other things, effect a 9.3415-for-one stock split of our common stock, reclassify our common stock into Class A common stock and create the Class A-1 common stock and the Class B common stock.

  Registration Rights Agreement

        On February 16, 2017, in connection with the 144A Offering, the Company entered into a registration rights agreement with FBR Capital Markets & Co. Under this registration rights agreement, the Company agreed, at its expense, to file with the SEC, no later than June 30, 2017, a shelf registration statement registering for resale the 8,797,500 shares of the Company's Class A-1 common stock sold in the 144A Offering plus any additional shares of Class A-1 common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, and to cause such registration statement to be declared effective by the SEC as soon as practicable but in any event within 180 days after the initial filing of such registration statement. All of the Class A-1 common stock will convert into Class A common stock upon effectiveness of a shelf registration statement for the

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

16. Subsequent Events (Continued)

resale of such shares. Investors in the 144A Offering will be entitled to make sales under such registration statement 60 days following the effective date of an IPO registration statement.

  Description of capital stock

        Our authorized capital stock consists of 30,000,000 shares of Class A-1 common stock, of which 8,797,500 are issued and outstanding; 250,000,000 shares of Class A common stock, $0.01 par value per share, of which 30,191,890 are issued and outstanding; 120,000,000 shares of Class B common stock, $0.01 par value per share, of which no shares are issued and outstanding; and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are issued and outstanding. The number of shares of Class A common stock outstanding does not include 3,354,094 shares of Class A common stock underlying outstanding options to purchase Class A common stock or any shares of Class A common stock that became reserved for delivery with respect to awards under our Amended and Restated 2017 Long Term Incentive Plan.

        Holders of our share Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock do not have cumulative voting rights in the election of directors. Holders of shares of our Class A-1 common stock, Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to (i) the selection by holders of our Class A-1 common stock of one new independent directors pursuant to terms of the registration rights agreement, in which case the holders of our Class A-1 common stock shall vote independently and as a separate class without the holders of other classes of our common stock and (ii) the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A-1 common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

  Class A Common Stock

        Holders of shares of our Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock do not have cumulative voting rights in the election of directors. Holders of shares of our Class A common stock are entitled to ratably receive dividends (other than Special Stock Dividends) when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock. Upon our liquidation, dissolution, distribution of assets or other winding up, holders of shares of our Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock are fully paid and non-assessable.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

16. Subsequent Events (Continued)

  Class A-1 Common Stock

        Holders of shares of our Class A-1 common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders and will also be entitled to the benefit of Special Stock Dividends for such purposes. Holders of shares of our Class A-1 common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution, distribution of assets or other winding up, holders of shares of our Class A-1 common stock (on an as-if-converted to Class A common stock basis) are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock. Each share of Class A-1 common stock will be automatically converted into a share of Class A common stock upon the earlier to occur of (i) the end of the Maximum Accrual Period and (ii) the date on which either (A) a resale shelf registration statement is declared effective and the shares of Class A common stock are listed on a national securities exchange or (B) the Form 10 Registration is declared effective and the Class A common stock is listed on a national securities exchange. The shares of Class A-1 common stock have no preemptive rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A-1 common stock. All outstanding shares of our Class A-1 common stock are fully paid and non-assessable.

        Holders of shares of our Class A-1 common stock are entitled to receive Special Stock Dividends that will accrue and be payable only in additional shares of Class A-1 common stock based on the aggregate number of days in the Dividend Accrual Periods, if any. The Special Stock Dividends will be cumulative and will accrue on a daily basis over a maximum period of 1,095 days, which may be non-consecutive (the "Maximum Accrual Period"), in preference to any dividend on shares of Class A common stock at a rate of 7% per annum on the shares of Class A-1 common stock, compounded annually. Other than with respect to the Special Stock Dividend, holders of shares of our Class A-1 common stock and Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

  Class B Common Stock

        Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class B common stock do not have any right to receive dividends, unless (i) the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and (ii) a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon our liquidation or winding up.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

16. Subsequent Events (Continued)

  Amended and Restated 2017 Long-Term Incentive Plan

        In connection with the 144A Offering, we amended and restated the 2011 Plan, which will be renamed the 2017 Plan. The 2017 Plan is an omnibus equity incentive plan for the employees, consultants and the directors of the Company and its affiliates who perform services for us. All outstanding restricted stock awards and stock option awards granted under the 2011 Plan will continue to be subject to the terms and conditions of the 2011 Plan and applicable award agreements.

        The 2017 Plan will provide for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws ("incentive options"); (ii) stock options that do not qualify as incentive stock options ("nonstatutory options," and together with incentive options, "options"); (iii) stock appreciation rights ("SARs"); (iv) restricted stock awards ("restricted stock awards"); (v) performance awards ("performance awards"); (vi) restricted stock units ("restricted stock units" or "RSUs"); (vii) bonus stock ("bonus stock awards"); (viii) dividend equivalents; (ix) other stock-based awards; (x) cash awards; and (xi) substitute awards (referred to collectively herein with the other awards as the "awards").

        The 2017 Plan increased the aggregate maximum number of shares of our Class A common stock reserved for delivery pursuant to awards under the 2011 Plan by a number of shares equal to the sum of (i) 10% of the shares of our common stock outstanding upon the completion of this offering, (ii) 10% of any shares of our Class A common stock sold by the Company in any initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, that occurs following the effective date of the 2017 Plan and (iii) 10% of the number of shares of our capital stock paid as consideration to the seller(s) in connection with any acquisition by the Company that is consummated on or before the first anniversary of the effective date of the 2017 Plan. If an award under the 2017 Plan is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such award will again be available for new awards under the 2017 Plan.

        In addition, 40% of the total number of shares of our Class A common stock reserved under the 2017 Plan shall be available for the grant of restricted stock unit awards (which are settled in shares of our Class A common stock) while the total number of shares of our Class A common stock reserved under the 2017 Plan shall be available for the grant of incentive stock options.

  Letter of Intent

        On January 18, 2017, the Company executed a non-binding Letter of Intent to acquire a company that provides water and fluid management solutions to E&P companies principally in the Mid-Continent, Marcellus/ Utica, Eagle Ford and Permian basins. A majority of the target company's revenue is derived by providing total water and fluid management solutions. Consideration will consist solely of equity securities, and we will repay the target company's outstanding indebtedness at closing. The Company's entry into a definitive agreement is subject to completion of satisfactory accounting, financial and other due diligence.

  Credit Facility Amendments

        On January 20, 2017, we entered into Agreement and Amendment No. 2 to the Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, as US administrative agent,

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

16. Subsequent Events (Continued)

HSBC Bank Canada, as the Canadian administrative agent, and various lenders, which was previously amended most recently as of December 2, 2015. The amendment was effected to:

  (i)
  modify the borrowing base such that availability thereunder is determined using outstandings other than undrawn letters of credit for the remaining life of the facility. At December 31, 2016, we had outstanding undrawn letters of credit of $4.7 million;

  (ii)
  limit the outstanding loans to no more than $150 million if the interest coverage ratio was not at least 1.50 to 1 as of the end of the most recently reported fiscal quarter;

  (iii)
  include an exception providing that an audit opinion expressing a "going concern" or like qualification or exception with respect to, or resulting from, a potential inability to satisfy any financial covenant would not be a breach of the credit facility;

  (iv)
  add a carry-over provision such that any unused amount of the 2016 capital expenditures limitation may be carried over into 2017. The aggregate 2017 limitation was amended to $8 million plus any such carry-over amount;

  (v)
  amend the equity cure provision to eliminate the condition that there shall be at least two fiscal quarters in a four fiscal quarter period with no cure and reset the number of cures available for the remaining life of the facility to three.

        In exchange for the above mentioned amendment terms, the US tranche commitment was reduced by $5 million.

        On January 22, 2017, we entered into Agreement and Amendment No. 3 to the Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, as US administrative agent, HSBC Bank Canada, as the Canadian administrative agent, and various lenders, which was previously amended most recently as of January 20, 2017. The amendment was effected to update certain references to our majority owner.

        On February 16, 2017, we entered into Agreement and Amendment No. 4 to the Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, as US administrative agent, HSBC Bank Canada, as the Canadian administrative agent, and various lenders, which was previously amended most recently as of January 22, 2017. The amendment was effected to:

  (i)
  extend the maturity date to April 30, 2019.

  (ii)
  reduce the U.S. Commitments from $162 million to $95 million.

  (iii)
  reduce the Canadian Commitments from $7.5 million to $5 million.

  (iv)
  remove the borrowing base limitations for both the US and Canada lines of credit (but if outstanding loans and letters of credit are 50% or more of the credit facility, the outstandings may not exceed two-thirds of the net book value of accounts receivable, inventory and equipment).

  (v)
  amend the leverage ratio (as defined in the credit facility) of not more than 3.50 to 1.00 for the fiscal quarters beginning June 30, 2017 but prior to December 31, 2018. This ratio changes to 3.00 to 1.00 on or after December 31, 2018.

Rockwater Energy Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016

16. Subsequent Events (Continued)

  (vi)
  amend the interest coverage ratio (as defined in the credit facility) of 2.50 to 1.00 for the fiscal quarters ending March 31, 2017 and June 30, 2017 and 3.00 to 1.00 for each fiscal quarter ending after June 30, 2017.

  (vii)
  amend the total capital amount of permitted expenditures to not more than $25 million for 2017 and for each year thereafter, if leverage exceeds 3.0x, 75% of consolidated EBITDA for the immediately prior fiscal year.

        Concurrent with the closing of the 144A Offering, the Company repaid all debt outstanding under the Amended and Restated Credit Agreement of $100.4 million and the Benchmark subordinated note to its former owner of $10.2 million.

        On March 17, 2017, we entered into Agreement and Amendment No. 5 to the Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, as US administrative agent, HSBC Bank Canada, as the Canadian administrative agent, and various lenders, which was previously amended most recently as of February 16, 2017. The amendment was effected to update certain references to the January 18, 2017 letter of intent transaction mentioned previously.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth an itemized statement of the amounts of all expenses payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the amounts set forth below are estimates. The selling stockholders will not bear any portion of such expenses.

SEC registration fee	$	*
FINRA filing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation provides that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote agreement or otherwise.

        Our amended and restated certificate of incorporation also contains indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

        We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.

        We have entered into, or will enter into, written indemnification agreements with our directors and executive officers. Under such agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

Item 15.    Recent Sales of Unregistered Securities

        On November 1, 2017, in connection with the closing of the Rockwater Merger and pursuant to the Merger Agreement, we issued 26,246,115 shares of Class A common stock, 6,731,845 shares of Class A-2 common stock and 4,356,477 shares of Class B common stock (along with a corresponding number of SES Holdings LLC Units) to the former stockholders of Rockwater. At the same time, we issued approximately 32,943,523 SES Holdings LLC Units to the former holders of Rockwater LLC Units. These issuances of our common stock did not involve any underwriters, underwriting discounts or commissions or a public offering. We believe these issuances were exempt from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder based on representations to us from each former Rockwater stockholder to support such exemption, including with respect to each former Rockwater stockholder's status as an "accredited investor" (as that term is defined in Rule 501(a) of Regulation D promulgated under Section 4(a)(2) of the Securities Act). The shares of Class A-2 common stock will automatically convert into shares of our Class A common stock on a one-for-one basis upon the effectiveness of this registration statement. The shares of Class B common stock are convertible into shares of Class A common stock upon the satisfaction of certain conditions.

        On October 31, 2017, following the distribution by Legacy Owner Holdco of SES Holdings Units and shares of our Class B common stock in redemption of the SES Redeemed Legacy Holders, we exercised our right to require an exchange by such SES Redeemed Legacy Holders, pursuant to which SES Holdings distributed 2,487,029 shares of our Class A common stock to such SES Redeemed Legacy Holders in exchange for 2,487,029 SES Holdings LLC Units and a corresponding number of shares of our Class B common stock. This issuance of Class A common stock did not involve any underwriters, underwriting discounts or commissions or a public offering. We believe this issuance was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. In connection with the exchange, the 2,487,029 shares of Class B common stock were cancelled.

        On September 15, 2017, we issued 156,909 shares of our Class A common stock, valued at $15.17 per share, to Resource Water Transfer, L.P. as partial consideration for the Resource Water Acquisition. This issuance of Class A common stock did not involve any underwriters, underwriting discounts or commissions or a public offering, and such issuance was exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act.

        On May 30, 2017, we issued 128,370 shares of Class A common stock, valued at approximately $15.58 per share, to the former stockholders of Data Automated Water Systems, LLC as partial consideration for the DAWS Acquisition. We refer to this transaction herein as the DAWS Acquisition. This issuance of Class A common stock did not involve any underwriters, underwriting discounts or commissions or a public offering, and such issuance was exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act.

        On March 10, 2017, we issued 274,998 shares of Class A common stock, valued at $20.00 per share, to the former stockholders of Gregory Rockhouse Ranch, Inc. and certain of its affiliates as partial consideration for the GRR Acquisition. This issuance of Class A common stock did not involve any underwriters, underwriting discounts or commissions or a public offering, and such issuance was exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act.

        On December 20, 2016, we completed the Select 144A Offering, a private placement of 16,100,000 shares of Class A-1 common stock. FBR acted as initial purchaser and placement agent in the offering. Shares of our Class A-1 common stock were sold to qualified institution buyers, accredited investors and certain foreign investors at a price of $20.00 per share, an aggregate offering price of $322 million, for net proceeds of $297.2 million. FBR's initial purchaser discount and placement fee was $1.375, except a lower initial purchaser's discount and placement fee was paid with respect to $60.0 million of shares of Class A-1 common stock purchased by certain investors identified by us, resulting in an aggregate discount of $19,512,500. In addition, in connection with the reorganization transactions described under "Summary—Organization—144A Offering Reorganization," we issued 3,802,972 shares of Class A common stock to certain of our stockholders in exchange for their membership interests in SES Holdings and issued 38,462,541 shares of Class B common stock (along with a corresponding number of SES Holdings LLC Units) to certain of our other stockholders in exchange for their membership interests in SES Holding. We believe these issuances were exempt from registration pursuant to Section 4(a)(2), Rule 144A, Regulation S or Regulation D of the Securities Act based on representation to us or FBR by each investor or investor transferee that such investor is an "accredited investor" as defined in Rule 501(a) under the Securities Act, such investor is a non-US person and otherwise complies with the requirements for relation of Regulation S, or such investor is a "qualified institutional buyer" as defined in Rule 144A(a)(i) under the Securities Act, as the case may be. The shares of Class A-1 common stock automatically converted into shares of our Class A common stock on a one-for-one basis on June 13, 2017, the date of effectiveness of the resale shelf registration statement on Form S-1 (File No. 333-217557) registering such shares for resale. The shares of Class B common stock are convertible into shares of Class A common stock upon the satisfaction of certain conditions.

        During the past three years, we have issued additional unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering, and we believe that each of these transactions was exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder or Rule 701 of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions.

        The following table sets forth information on the stock options issued by us in the three years preceding the filing of this registration statement.

Date of issuance	Number of Options granted(1)	Grant date exercise price ($/sh)
December 20, 2016(2)	6,402	$9.39
December 20, 2016(2)	373,201	$14.33
December 20, 2016(2)	43,826	$16.57
December 20, 2016(2)	119,887	$20.61
December 20, 2016(2)	77,409	$21.12
January 23, 2017	334,779	$20.00
February 7, 2017	75,399	$20.00
February 20, 2017	8,002	$20.00
April 3, 2017	8,002	$20.00
May 15, 2017	28,944	$20.00

(1)
No cash consideration was paid to us by any recipient of any of the foregoing options for the grant of such options.

(2)
Each of these nonqualified stock options was originally granted under the SES Holdings LLC 2011 Equity Incentive Plan (the "2011 Plan") and later exchanged for substantially equivalent (after giving effect to the reorganization transactions in connection with the Select 144A Offering) nonqualified stock options under the 2016 Plan. Such nonqualified stock options vested in substantially equal one-third installments on each of the first three anniversaries of the original date of grant.

        Certain transactions, including (i) certain of the above-described issuances of option grants to accredited investors and (ii) issuances of our Class A common stock as consideration for acquisitions as described above were made in reliance upon the exemption from registration requirements of the Securities Act available under Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D and Regulation S. The recipients of the securities in these transactions represented that they were sophisticated persons and that they intended to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such sales. We believe that the purchasers either received adequate information about us or had adequate access, through their relationships with us, to such information.

        All other issuances of common stock described above represent grants of restricted stock under the 2011 Plan or 2016 Plan to our officers, directors, employees and consultants in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to "compensatory benefit plans" as defined under that rule. We believe that the 2011 Plan and the 2016 Plan qualify as compensatory benefit plans.

Item 16.    Exhibits and Financial Statement Schedules

INDEX TO EXHIBITS

Exhibit Number	Description
***2.1	Agreement and Plan of Merger, dated as of July 18, 2017, by and among Select Energy Services, Inc., SES Holdings, LLC, Raptor Merger Sub, Inc., Raptor Merger Sub, LLC, Rockwater Energy Solutions, Inc. and Rockwater Energy Solutions, LLC (incorporated by reference herein to Exhibit 2.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed July 19, 2017).
***3.1
Third Amended and Restated Certificate of Incorporation of Select Energy Services, Inc. (incorporated by reference herein to Exhibit 4.1 to Select Energy Services, Inc.'s Registration Statement on Form S-8, filed November 2, 2017 (Registration No. 333-221282)).
***3.2
Amended and Restated Bylaws of Select Energy Services, Inc. (incorporated by reference herein to Exhibit 3.2 to Select Energy Services, Inc.'s Registration Statement on Form S-1, filed March 2, 2017 (Registration No. 333-216404)).
***4.1	Form of Stock Certificate (incorporated by reference herein to Exhibit 4.1 to Select Energy Services, Inc.'s Registration Statement on Form S-1, filed March 2, 2017 (Registration No. 333-216404)).
***4.2
Amended and Restated Registration Rights Agreements, dated as of July 18, 2017, by and among Select Energy Services, Inc., SES Legacy Holdings, LLC, Crestview Partners II SES Investment B, LLC, SCF-VI, L.P., SCF-VII, L.P., SCF-VII(A), L.P. and WDC Aggregate LLC (incorporated by reference herein to Exhibit 4.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed July 19, 2017).
***4.3
Registration Rights Agreement, dated December 20, 2016, by and between Select Energy Services, Inc. and FBR Capital Markets & Co. (incorporated by reference herein to Exhibit 3.1 to Select Energy Services, Inc.'s Registration Statement on Form S-1, filed March 2, 2017 (Registration No. 333-216404)).
***4.4
Assignment and Assumption Agreement, dated November 1, 2017, by and between Select Energy Services, Inc. and Rockwater Energy Solutions, Inc. (incorporated by reference herein to Exhibit 4.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed November 2, 2017).
***4.5
Registration Rights Agreement, dated February 16, 2017, by and between Rockwater Energy Solutions, Inc. and FBR Capital Markets & Co. (incorporated by reference herein to Exhibit 4.2 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed November 2, 2017).
*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.
***10.1
Credit Agreement, dated November 1, 2017, by and among Select Energy Services, LLC, SES Holdings, LLC, Wells Fargo Bank, N.A., as administrative agent, and the lenders named therein (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed November 2, 2017).
†***10.2
Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.3 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).

Exhibit Number	Description
†***10.3	First Amendment to Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.2 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed August 11, 2017).
***10.4
Form of Indemnification Agreement (incorporated by reference herein to Exhibit 10.4 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
***10.5
Tax Receivable Agreement, dated December 20, 2016, by and among Select Energy Services, Inc., SES Legacy Holdings, LLC and Crestview Partners II GP, L.P. (incorporated by reference herein to Exhibit 10.5 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
***10.6
Amendment No. 1 to Tax Receivable Agreement, dated July 18, 2017, by and among Select Energy Services, Inc., SES Legacy Holdings, LLC and Crestview Partners II GP, L.P. (incorporated by reference herein to Exhibit 10.3 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed August 11, 2017).
***10.7
Tax Receivable Agreement, dated December 20, 2016, by and among Select Energy Services, Inc., Crestview Partners II SES Investment B, LLC and Crestview Partners II GP, L.P. (incorporated by reference herein to Exhibit 10.6 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
***10.8
Amendment No. 1 to Tax Receivable Agreement, dated July 18, 2017, by and among Select Energy Services, Inc., Crestview Partners II SES Investment B, LLC and Crestview Partners II GP, L.P. (incorporated by reference herein to Exhibit 10.4 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed August 11, 2017).
***10.9
Management Services Agreement, dated December 19, 2016, by and between Select Energy Services, Inc. and Crestview Advisors, L.L.C. (incorporated by reference herein to Exhibit 10.7 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
***10.10
Termination Agreement, dated as of December 29, 2017, by and between Select Energy Services, Inc. and Crestview Advisors, L.L.C. (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed December 29, 2017).
***10.11
Board Observation Rights Agreement, dated November 1, 2017, by and between Select Energy Services, Inc. and White Deer Energy L.P. (incorporated by reference herein to Exhibit 10.3 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed November 2, 2017).
***10.12
Management Services Agreement, dated December 19, 2016, by and between Select Energy Services, Inc. and B-29 Investments, LP (incorporated by reference herein to Exhibit 10.8 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
***10.13
Termination Agreement, dated as of December 29, 2017, by and between Select Energy Services, Inc. and B-29 Investments, LP (incorporated by reference herein to Exhibit 10.2 to Select Energy Services, Inc.'s Current Report on Form 8-K, filed December 29, 2017).

Exhibit Number	Description
***10.14	Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings, LLC (incorporated by reference herein to Exhibit 10.9 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
***10.15
Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 4.4 to Select Energy Solutions, Inc.'s Registration Statement on Form S-8, filed April 28, 2017 (Registration No. 333-217561)).
***10.16
Form of Stock Option Agreement under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.10 to Select Energy Services, Inc.'s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
***10.17
Form of Success Bonus Agreement under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.12 to Select Energy Services, Inc.'s Quarterly Report on Form 10-Q, filed May 19, 2017).
*21.1	List of subsidiaries of Select Energy Services, Inc.
*23.1	Consent of Pannell Kerr Forster of Texas, P.C.
*23.2	Consent of Grant Thornton LLP.
*23.3	Consent of PricewaterhouseCoopers, LLP
*23.4	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto).
*24.1	Power of Attorney (included on the signature page of this Registration Statement).
101	Interactive Data Files

*
To be filed by amendment.

**
Filed herewith.

***
Previously filed.

†
Management contract or compensatory plan or arrangement.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes:

          (1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

          (4)   that, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C under the Securities Act, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on                         , 2018.

Select Energy Services, Inc.
By:	Holli C. Ladhani President, Chief Executive Officer and Director

        Each person whose signature appears below appoints Holli C. Ladhani, Gary M. Gillette and Adam R. Law, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below as of                     , 2018.

Name	Title

Holli C. Ladhani	President, Chief Executive Officer and Director (Principal Executive Officer)
Gary M. Gillette	Chief Financial Officer and Senior Vice President (Principal Financial Officer and Principal Accounting Officer)
John D. Schmitz	Executive Chairman
Robert V. Delaney	Director

Name	Title

Adam J. Klein	Director
David C. Baldwin	Director
Douglas J. Wall	Director
Richard A. Burnett	Director
Keith O. Rattie	Director
David A. Trice	Director